                                                Filed Pursuant to Rele 424(b)(3)
                                                Registration No. 333-74853

[D&N FINANCIAL LETTERHEAD]


                                                                  March 24, 1999

Dear Fellow Stockholder:

   You are cordially invited to D&N Financial Corporation's 1999 annual meeting of stockholders to:

  . approve the proposed merger of D&N Financial Corporation and Republic;

  . elect three directors of D&N;

  . approve PricewaterhouseCoopers LLP as independent auditors of D&N for 1999;

  . act on a stockholder proposal regarding director compensation; and

  . conduct other business properly brought before the meeting.

   If the merger is completed, D&N STOCKHOLDERS WILL RECEIVE 1.82 SHARES OF REPUBLIC COMMON STOCK for each share of D&N common stock that they own and Republic stockholders will continue to own their existing shares of Republic common stock. On March 17, 1999 the closing price of Republic common stock was $12.4375, making 1.82 shares of Republic common stock WORTH $22.64. The closing price of D&N common stock on that date was $22.00. These prices will, however, fluctuate between now and the merger. After the merger, D&N STOCKHOLDERS WILL OWN ABOUT 42% OF THE COMBINED COMPANY'S COMMON STOCK and Republic stockholders will own about 58% of the combined company's common stock.

   THE MERGER WILL BE TAX-FREE TO YOU FOR FEDERAL INCOME TAX PURPOSES, EXCEPT FOR TAXES ON CASH RECEIVED FOR A FRACTIONAL SHARE. Following the merger, Republic Bancorp Inc. will be the fourth largest bank holding company headquartered in Michigan with over $4 billion in assets and over 180 offices in 21 states.

   D&N's Board of Directors unanimously recommends that you vote FOR the merger, FOR the election of all D&N nominees as directors of D&N, FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999, and AGAINST the stockholder proposal.

   This joint proxy statement/prospectus provides you with detailed information about the matters to be considered at this meeting. We encourage you to read this entire document carefully. You can also get information about Republic and D&N from publicly available documents they have filed with the SEC.

   YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend this meeting, please take the time to vote by completing and mailing the enclosed proxy card to us as soon as possible in the envelope we have provided.

                                      George J. Butvilas
                                         President and
                                    Chief Executive Officer

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED MARCH 24, 1999 AND WAS MAILED WITH A PROXY CARD ON OR ABOUT MARCH 26, 1999.

                 NOTICE OF 1999 ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 27, 1999

   NOTICE IS HEREBY GIVEN that D&N Financial Corporation's 1999 Annual Meeting of Stockholders will be held at the Franklin Square Inn, 820 Shelden Avenue, Houghton, Michigan, at 2:00 p.m., local time, on Tuesday, April 27, 1999, for the following purposes:

  . To consider and vote on a proposal to approve the Agreement and Plan of Merger dated as of December 1, 1998 between Republic Bancorp Inc. and D&N. The merger agreement provides for the merger of D&N and Republic. If the merger is completed, D&N stockholders will receive 1.82 shares of Republic common stock for each share of D&N common stock that they own. Republic stockholders will continue to own their existing shares of Republic common stock after the merger. The merger and the exchange of D&N common stock for Republic common stock, other than for cash paid for any fractional share, will be tax-free to D&N and its stockholders for federal income tax purposes.

  . To elect three directors of D&N for three year terms expiring at the 2002 annual meeting of stockholders or until their successors are elected and qualified.

  . To consider and vote upon a proposal to approve the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999.

  . To consider and vote upon a stockholder proposal regarding director compensation.

  . To conduct such other business as may properly come before this meeting or any adjournments or postponements of the meeting.

   D&N's Board of Directors is not aware of any other business to come before this meeting.

   D&N common stock constitutes the only security of D&N whose holders are entitled to vote upon the proposals to be presented at this meeting. The close of business on March 9, 1999 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at this meeting and any adjournments or postponements of the meeting. Only stockholders of record at the close of business on such date are entitled to notice of and to vote at this meeting and any adjournments or postponements of the meeting.

   A complete list of stockholders entitled to vote at this meeting will be available for examination by any D&N stockholder for any purpose relevant to this meeting between 8:00 a.m. and 5:00 p.m. on working days at the 901 W. Sharon Avenue, Suite 1, Houghton, Michigan office of D&N Bank, for a period of ten days prior to this meeting.

                          YOUR VOTE IS VERY IMPORTANT

   PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE. ANY STOCKHOLDER OF RECORD PRESENT AT THIS MEETING OR AT ANY ADJOURNMENTS OR POSTPONEMENTS OF THE MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE MEETING.

                                          By order of the Board of Directors,


                                          Linda K. Korpela
                                          Corporate Secretary

March 24, 1999

                               TABLE OF CONTENTS

TOPIC                                                                       PAGE
-----                                                                       ----
Questions and Answers About the Merger and the Meetings...................    1
Summary...................................................................    2
Forward-Looking Statements................................................    6
Selected Condensed Consolidated Historical Financial and Operating Data of
 Republic Bancorp Inc.....................................................    7
Selected Condensed Consolidated Historical Financial and Operating Data of
 D&N Financial Corporation................................................    8
Selected Unaudited Pro Forma Financial Data of Republic Bancorp Inc. After
 the Merger...............................................................    9
Unaudited Comparative Per Share Data of Republic Bancorp Inc. and D&N
 Financial Corporation....................................................   10
Comparative Stock Prices..................................................   11
The Stockholder Meetings..................................................   12
  Dates, times and places.................................................   12
  Matters to be considered; Votes required................................   12
  Voting of proxies.......................................................   14
  Revocability of proxies.................................................   15
  Record dates; voting rights; quorums....................................   15
  No dissenters' rights of appraisal......................................   15
  Solicitation of proxies.................................................   15
The Merger................................................................   17
  General.................................................................   17
  Exchange ratio..........................................................   17
  Treatment of stock options..............................................   18
  Procedures for exchanging certificates..................................   18
  Background of the merger................................................   19
  Our reasons for the merger..............................................   22
  Opinion of Republic financial advisor...................................   26
  Opinion of D&N financial advisor........................................   32
  Summary of the merger agreement.........................................   36
  Conditions to the merger................................................   41
  Termination of the merger agreement; expenses...........................   44
  No solicitation of transactions.........................................   45
  Regulatory approvals required...........................................   45
  Interests of certain persons in the merger..............................   47
  Anticipated accounting treatment........................................   47
  Resale of Republic common stock; restrictions on transfer...............   48
  Termination fee.........................................................   49
D&N Stock Option Agreement................................................   50
  General.................................................................   50
  Exercisability..........................................................   50
  Repurchase..............................................................   51
  Surrender...............................................................   52
  Registration rights.....................................................   52
  Termination.............................................................   53
  Additional provisions...................................................   53
Material Federal Income Tax Consequences of the Merger....................   54
Unaudited Pro Forma Condensed Combined Financial Statements...............   56
Interests of Certain Persons in the Merger................................   62
  Directors...............................................................   62
  Executive officers......................................................   63
  Employment agreements...................................................   63

TOPIC                                                                       PAGE
-----                                                                       ----
  Other matters............................................................  65
Management and Operations After the Merger.................................  67
  Directors................................................................  67
  Executive officers.......................................................  71
  Dividends after the merger...............................................  71
  Operations...............................................................  72
Description of Republic Capital Stock......................................  73
  General..................................................................  73
  Preferred stock..........................................................  73
  Common stock.............................................................  73
  Transfer agent...........................................................  74
  Authorized but unissued shares...........................................  74
Proposed Increase in Republic's Authorized Capital Stock...................  75
Regulatory Considerations..................................................  76
  General..................................................................  76
  Dividend restrictions....................................................  77
  Restrictions on transactions with affiliates.............................  78
  Capital requirements.....................................................  79
  Liability for bank subsidiaries..........................................  81
  Deposit insurance assessments............................................  81
  Depositor preference statute.............................................  82
  Brokered deposits........................................................  82
  Regulation of proposed acquisitions......................................  82
  Other legislation........................................................  83
  Qualified thrift lender ("QTL") test.....................................  84
  Mortgage regulation......................................................  84
Comparison of Stockholder Rights...........................................  86
  General..................................................................  86
  Board of directors; voting for directors; removal of directors...........  86
  Stockholder voting requirements..........................................  87
  Anti-takeover laws and charter provisions................................  88
  Right to call special meetings of stockholders...........................  89
  Director liability and indemnification...................................  89
  Payment of dividends.....................................................  90
  Charter amendments.......................................................  90
  Stockholder action without a meeting.....................................  91
  Dissenters' rights of appraisal..........................................  91
  Mergers, acquisitions and other extraordinary corporate transactions.....  91
Additional Information Regarding the Republic Annual Meeting...............  92
  Election of directors....................................................  92
  Republic Board committees and meetings...................................  92
  Director compensation....................................................  93
  Executive officer compensation...........................................  94
  Compensation committee report............................................  97
  Compensation committee interlocks and insider participation..............  99
  Certain relationships and related transactions...........................  99
  Stock performance graphs................................................. 100
  Voting securities and certain holders thereof............................ 102
  Independent certified public accountants................................. 102
  Section 16(a) beneficial ownership reporting compliance.................. 103
  Other matters............................................................ 103

TOPIC                                                                       PAGE
-----                                                                       ----
Additional Information Regarding the D&N Annual Meeting...................  104
  Election of directors...................................................  104
  D&N Board meetings, compensation and committees.........................  105
  Executive officer compensation..........................................  106
  Employment agreements ..................................................  108
  Compensation committee report...........................................  108
  Certain transactions....................................................  110
  Stock performance graph.................................................  112
  Voting securities and certain holders thereof...........................  113
  Approval of appointment of independent auditors.........................  114
  Stockholder proposal....................................................  114
  Stockholder's supporting statement......................................  114
  Response of D&N Board...................................................  114
  Section 16(a) beneficial ownership reporting compliance.................  115
  Other matters...........................................................  115
Legal Matters.............................................................  115
Experts...................................................................  115
Stockholder Proposals.....................................................  116
Where You Can Find More Information.......................................  116
Annex A--Opinion Of Roney Capital Markets, a Division Of First Chicago
 Capital Markets, Inc.....................................................  A-1
Annex B--Opinion Of Hovde Financial, Inc..................................  B-1
Annex C--Agreement And Plan Of Merger Dated As Of December 1, 1998 Between
 Republic Bancorp Inc. And D&N Financial Corporation (Without Any Exhibits
 Or Schedules)............................................................  C-1
Annex D--Proposed Amendment To The First Restated Articles Of
 Incorporation Of Republic Bancorp Inc....................................  D-1

            Questions and Answers About the Merger and the Meetings

   Q. Why are the two companies proposing to merge?

   A. Our companies are proposing to merge because we believe that combining will create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike. The combined company will be the fourth largest bank holding company headquartered in Michigan with over $4 billion in assets and over 180 offices in 21 states. It also will be one of the twenty largest retail mortgage lenders in the nation.

   Q. What am I being asked to vote on?

   A. Republic stockholders are being asked to:

  .  approve the proposed merger of D&N Financial Corporation and Republic;

  .  approve a proposal to increase Republic's authorized capital stock; and

  .  elect 15 directors.

       D&N stockholders are being asked to:

  .  approve the proposed merger of D&N Financial Corporation and Republic;

  .  elect three directors;

  . approve PricewaterhouseCoopers LLP as independent auditors of D&N for 1999; and

  .  act on a stockholder proposal regarding director compensation.

   Q. What do I need to do now?

   A. You need to read this joint proxy statement/prospectus and sign your proxy card and mail it to us in the enclosed return envelope as soon as possible.

   Q. Should I send in my stock certificates now?

   A. No. If you are a D&N stockholder you will be sent written instructions for exchanging your stock certificates after the merger is completed. Republic stockholders will keep their current stock certificates.

   Q. Who can help answer my questions?

   A. If you have more questions about the merger or the meetings, you should contact:

                                             For D&N information:
     For Republic information:


                                             D&N Financial Corporation
     Republic Bancorp Inc.                   400 Quincy Street
     1070 East Main Street                   Hancock, Michigan 49930
     Owosso, Michigan 48867                  Attention: Peter L. Lemmer, Esq.
     Attention: Thomas F. Menacher,          (906) 482-2700
  C.P.A.
     (517) 725-7337

   This joint proxy statement/prospectus incorporates by reference important business and financial information about Republic and D&N that is not included in or delivered with this document. The information incorporated by reference is available without charge to stockholders upon written or oral request to the persons identified above.

   In order to ensure timely delivery of the information incorporated by reference, stockholder requests should be received by Wednesday, April 21, 1999, in the case of Republic, and by Tuesday, April 20, 1999, in the case of D&N.

                                    SUMMARY

OUR COMPANIES PROVIDE FINANCIAL SERVICES

   REPUBLIC. Republic is a Michigan bank holding company. It has 132 banking and mortgage banking offices in 21 states. Republic's corporate offices are located at 122 South Main Street, Ann Arbor, Michigan 48104; telephone: (734) 665-4030. Republic's principal executive offices are located at 1070 East Main Street, Owosso, Michigan 48867; telephone: (517) 725-7337.

   D&N. D&N is a Delaware financial services holding company. It has 42 full-service community banking offices, including its main office in Hancock, Michigan, six savings agency offices that provide depository services and loan referrals, and five mortgage banking offices. D&N's executive offices are located at 400 Quincy Street, Hancock, Michigan 49930; telephone: (906) 482-2700.

EXCHANGE RATIO IS 1.82 SHARES OF REPUBLIC COMMON STOCK FOR EACH D&N SHARE (PAGE
17)

   D&N stockholders will receive 1.82 shares of Republic common stock in exchange for each share of D&N common stock, plus cash instead of any fractional share. The cash paid for any fractional share will be in an amount equal to such fraction multiplied by the closing price of Republic common stock on the trading day immediately prior to the merger's completion. Republic stockholders will continue to own their existing shares of Republic common stock. After the merger, D&N stockholders will own about 42% of the combined company's common stock and Republic stockholders will own about 58% of the combined company's common stock.

   Example: If you own 10 shares of D&N common stock, then after the merger you will be entitled to receive 18 shares of Republic common stock and a check for the market value of two-tenths of a share. If you own 10 shares of Republic common stock, then you will continue to hold those 10 shares after the merger.

   ON MARCH 17, 1999 THE CLOSING PRICE OF REPUBLIC COMMON STOCK WAS $12.4375, MAKING 1.82 SHARES OF REPUBLIC COMMON STOCK WORTH $22.64. THE CLOSING PRICE OF D&N COMMON STOCK ON THAT DATE WAS $22.00. You should obtain current stock price quotations for Republic common stock and D&N common stock. These quotations are available from your stock broker, in major newspapers and on the Internet.

   You should note that the 1.82 exchange ratio will not change even if the market prices of Republic common stock and D&N common stock increase or decrease before the merger is completed. Because these stock prices fluctuate, you will not know when you vote what the shares will be worth when issued in the merger, and the market value of the shares at the time of the merger could be higher or lower than the current market value.

THE MERGER WILL BE TAX-FREE TO YOU (PAGE 54)

   The merger will be tax-free to D&N stockholders for federal income tax purposes, except for taxes on cash received for a fractional share. The merger will also be tax-free to D&N and to Republic and its stockholders for federal income tax purposes. However, because tax matters are complicated, and tax results may vary among stockholders, we urge you to contact your own tax advisor to understand fully how the merger will affect you.

DIVIDENDS AFTER THE MERGER (PAGE 71)

   With the consent of D&N, Republic recently increased its quarterly dividends to $0.09 per share of common stock. Republic expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, Republic's financial condition and earnings or other factors.

   Republic's next dividend is payable April 2, 1999, to stockholders of record on March 5, 1999. Because the merger will not be effective by March 5, 1999, the dividend will not be paid on shares of Republic common stock to be issued in the merger to D&N's stockholders. We expect that, consistent with its past practices, D&N will pay a dividend to its stockholders in April 1999.

YOU WILL NOT HAVE DISSENTERS' RIGHTS OF APPRAISAL (PAGE 15)

   Dissenters' rights of appraisal are not available to either Republic stockholders or D&N stockholders.

OUR BOARDS RECOMMEND THAT YOU APPROVE THE MERGER

   REPUBLIC. The Republic Board believes that the merger and the proposed increase in Republic's authorized capital stock are fair to you and in your best interests. It unanimously recommends that Republic stockholders vote:

  .  FOR the merger (pages 22-24);

  .  FOR the proposed increase in Republic's authorized capital stock (page
     75); and

  .  FOR the election of all Republic nominees as directors of Republic (page
     92).

   D&N. The D&N Board believes that the merger is fair to you and in your best interests. It unanimously recommends that D&N stockholders vote:

  .  FOR the merger (pages 22-26);

  .  FOR the election of all D&N nominees as directors of D&N (page 104);

  . FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999 (page 114); and

  .  AGAINST the stockholder proposal regarding director compensation (page
     114).

TWO INVESTMENT BANKS SAY THE EXCHANGE RATIO IS FAIR FROM A FINANCIAL POINT OF VIEW (PAGES 26-36)

   In deciding to approve the merger, our Boards considered opinions from our respective financial advisors as to the fairness of the exchange ratio from a financial point of view. Republic received an opinion from its financial advisor, Roney Capital Markets, a division of First Chicago Capital Markets, Inc., that the exchange ratio is fair from a financial point of view to Republic. Similarly, D&N received an opinion from its financial advisor, Hovde Financial, Inc., that the exchange ratio is fair from a financial point of view to the holders of D&N common stock. These opinions are attached as Annexes A and B to this joint proxy statement/prospectus. We encourage you to read these opinions completely and carefully.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE 41)

   To complete the merger we must satisfy a number of conditions including:

  . approval of the merger by both Republic stockholders and D&N stockholders;

  . approval of the proposed increase in Republic's authorized capital stock by Republic stockholders;

  . the absence of any legal restraints that prevent the completion of the merger;

  .  approval of the merger by federal and state regulatory authorities;

  . approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the shares of Republic common stock to be issued in the merger;

  . receipt of legal opinions about the federal income tax treatment of our companies and our stockholders; and

  . receipt of letters from our independent accountants that the merger will qualify for pooling-of-interests accounting treatment.

   Republic or D&N could decide to complete the merger even though one or more of these conditions hasn't been met. We can't be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

TERMINATION FEE (PAGE 49)

   If the merger agreement is terminated because Republic failed to support the merger or to oppose an offer from a third party to acquire it, then Republic must pay D&N a termination fee of not more than $9 million. The termination fee is intended to increase the likelihood that the merger will be completed.

D&N STOCK OPTION AGREEMENT (PAGE 50)

   To increase the likelihood that the merger will be completed, and to discourage other persons who may be interested in acquiring D&N, Republic required D&N to grant Republic a stock option that allows Republic to buy up to 1,823,837 shares of D&N common stock at a price of $21.625 per share. Republic can exercise this option only if another person attempts to acquire control of D&N.

D&N OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM YOUR INTERESTS (PAGE 62)

   When considering the recommendation of the D&N Board, you should be aware that some directors and officers of D&N have interests in the merger that are different from, or in addition to, your interests as stockholders. These interests exist because of agreements that certain D&N officers have with D&N, including employment agreements, and rights that D&N officers have under incentive compensation plans maintained by D&N. Some of these agreements and plans will provide the officers with severance benefits if their employment is terminated after the merger. In addition, unvested D&N stock options will become exercisable by their holders in connection with the merger if the holders are terminated within 18 months of the merger.

   These interests also arise from provisions in the merger agreement relating to appointments to the Republic Board, director and officer indemnification and insurance, and employment arrangements and employee benefits after the merger. Our Boards were aware of these interests and considered them, among other matters, in approving the merger agreement.

   Also, following the merger, Republic will purchase directors' and officers' insurance for D&N's officers and directors, and will indemnify directors and officers of our companies, for events occurring before the merger, including events that are related to the merger. This indemnity and insurance will be in addition to the indemnification and insurance to which Republic's officers and directors will be entitled while acting in that capacity after the merger.

DIRECTORS AFTER THE MERGER (PAGE 67)

   REPUBLIC. If the merger is completed, the Republic Board will consist of 25 persons, including all 15 of the persons who are currently directors of Republic and all 10 of the persons who are currently directors of D&N.

   When the merger is completed, the Republic Board will have an executive committee and those other committees that the Republic Board establishes in accordance with Section 527 of the Michigan Business Corporation Act and Republic's articles of incorporation and by-laws. The executive committee will consist of ten directors. These directors will include seven persons serving as directors of Republic immediately prior to the merger and three persons serving as directors of D&N immediately prior to the merger. Every other committee of the Republic Board will include at least one person who was a director of D&N prior to the merger.

   REPUBLIC BANK. When the merger is completed, the Board of Directors of Republic Bank will consist of not less than 23 nor more than 25 directors. These directors will consist of three persons selected by D&N and approved by Republic, which approval cannot be unreasonably withheld, and 20 of the persons serving as directors of Republic immediately prior to the merger.

   D&N BANK. When the merger is completed, the Board of Directors of D&N Bank will consist of thirteen directors. These directors will consist of all ten persons serving as directors of D&N Bank immediately prior to the merger and three persons selected by Republic and approved by D&N, which consent cannot be unreasonably withheld.

EXECUTIVE OFFICERS AFTER THE MERGER (PAGE 71)

   Mr. Jerry D. Campbell will be the Chairman of the Board and Chief Executive Officer of Republic, Mr. George J. Butvilas will be the Vice-Chairman of the Board of Republic, and Mr. Dana M. Cluckey will be the President and Chief Operating Officer of Republic.

COMPARISON OF STOCKHOLDER RIGHTS

   There are significant differences between the rights of D&N stockholders and the rights of Republic stockholders. Among the material differences are differences in:

  .  voting for directors and the right to remove directors (page 86);

  .  stockholder voting requirements (page 87);

  .  anti-takeover laws and charter provisions (page 88);

  .  the right to call special meetings of stockholders (page 89);

  .  the payment of dividends (page 90);

  .  the right and power to amend charter provisions (page 90); and

  .  the right of stockholders to take action without a meeting (page 91).

   These differences exist because the rights of Republic stockholders are governed by Michigan law and Republic's articles of incorporation and by-laws and the rights of D&N stockholders are currently governed by Delaware law and D&N's certificate of incorporation and by-laws. When the merger is completed, D&N stockholders will become Republic stockholders and their rights will be governed by Michigan law and Republic's articles of incorporation and by-laws.

REPUBLIC MANAGEMENT RECENTLY PURCHASED REPUBLIC COMMON STOCK

   On February 5, 1999, 33 of Republic's senior officers, including Mr. Jerry
D. Campbell, Republic's Chairman of the Board and Chief Executive Officer, and Mr. Dana M. Cluckey, Republic's President and Chief Operating Officer, purchased an aggregate of 125,000 shares of Republic common stock through Republic's voluntary management stock accumulation program.

   The 125,000 shares purchased were the maximum number of shares available under the program. In connection with these purchases, Republic granted to each participant two stock options, exercisable at the current fair market value price, for each share purchased by that participant. The shares purchased by a participant under the program may not be sold, transferred, encumbered or otherwise disposed of for a three year period so long as the participant remains in the employ of Republic or one of its subsidiaries. Generally, the stock options may not be exercised until they have been held for three years and expire ten years from the date of grant.

THE MERGER AND THE MERGER AGREEMENT (PAGES 17-22 AND 36-45)

   A copy of the merger agreement without any exhibits or schedules is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference. We encourage you to read the merger agreement completely and carefully as it is the legal document that governs the merger.

                           Forward-Looking Statements

   Each of us makes forward-looking statements in this joint proxy statement/prospectus, and in our public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger. Also, when we use any of the words "believes," "expects," "anticipates," "estimates" or similar expressions we are making forward-looking statements.

   We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. While each of us believes that its forward-looking statements are reasonable, you should not place undue reliance on any such forward-looking statements, which speak only as of the date made. You should understand that the following important factors, in addition to those discussed elsewhere in this joint proxy statement/prospectus and in our public documents to which we refer, could affect the future results and performance of each of us and the combined company. This could cause those results to differ materially from those expressed in our forward-looking statements. Factors that might cause such a difference include the following:

  . lower than expected revenues after the merger, higher than expected restructuring charges after the merger, higher than expected operating costs after the merger, or higher than expected losses of deposits, customers and business after the merger;

  . lower than expected costs savings from the merger, or delays in obtaining, or an inability to obtain, the costs savings from the merger;

  .  delays in obtaining regulatory approvals for the merger;

  . greater than expected difficulties in integrating our businesses or retaining key personnel;

  . significantly increased competition among the depository and other financial institutions;

  .  adverse changes occur in the securities markets;

  . inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

  . general economic conditions, either nationally or in the combined company's market areas, that are worse than expected;

  .  adverse changes in the securities markets;

  .  legislative or regulatory changes that adversely affect our business;

  . the ability to enter new markets successfully and capitalize on growth opportunities; and

  . technological changes, including "Year 2000" data systems compliance issues, that are more difficult or expensive than we expect.

   For additional information regarding Republic, D&N and the combined company, see "Where You Can Find More Information."

       SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING
                         DATA OF REPUBLIC BANCORP INC.
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   We are providing the following financial information regarding Republic to aid you in your analysis of the financial aspects of the merger. We derived this information from Republic's audited financial statements for 1994 through 1998. All information is presented in accordance with generally accepted accounting principles. The per common share data has been restated to reflect the issuance of stock dividends. The information is only a summary and you should read it in conjunction with Republic's historical financial statements and related notes contained in the annual reports and other information that Republic has filed with the SEC. This historical financial information has also been incorporated into this joint proxy statement/prospectus by reference. See "Where You Can Find More Information."

                                 AT, OR FOR THE YEAR ENDED, DECEMBER 31,
                          ----------------------------------------------------------
                             1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------
INCOME STATEMENT DATA:
Interest income.........  $  146,005  $  118,852  $   99,147  $   95,597  $   78,219
Interest expense........      86,364      71,912      62,427      65,192      44,999
Provision for loan loss-
 es.....................       4,000       3,031         290          24          94
Net interest income af-
 ter provision for loan
 losses.................      55,641      43,909      36,430      30,381      33,126
Noninterest income......     137,441     102,515      90,846      75,201      75,661
Noninterest expense.....     157,466     117,742     104,492      83,152      85,021
Net income..............      22,890      18,789      14,678      14,264      15,719

PER COMMON SHARE DATA:
Net income--basic.......  $     0.97  $     0.80  $     0.61  $     0.57  $     0.62
Net income--diluted.....        0.96        0.79        0.59        0.56        0.60
Cash dividends declared.        0.32        0.30        0.27        0.22        0.18
Book value at period-
 end....................        6.33        5.61        5.17        5.07        4.65

BALANCE SHEET DATA:
Total assets............  $2,195,612  $1,872,893  $1,490,365  $1,472,690  $1,363,614
Loans, net of unearned
 income.................   1,212,430   1,095,744     784,628     578,112     605,089
Allowance for loan loss-
 es.....................      10,451       7,334       4,709       5,002       5,544
Total deposits..........   1,378,691   1,177,293   1,013,707     904,729     818,742
Federal Home Loan Bank
 advances...............     456,568     366,632     134,200      80,500      69,950
Long-term debt..........      47,500      47,500      49,189      51,928      56,379
Total stockholders' eq-
 uity...................     150,417     131,088     121,815     126,376     117,914

SIGNIFICANT RATIOS:
Return on average as-
 sets...................        1.15%       1.16%       1.02%       1.00%       1.23%
Return on average
 stockholders' equity...       16.20       15.09       11.95       11.71       13.43
Operating efficiency ra-
 tio....................       79.78       80.92       82.41       79.54       80.03

       SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING
                       DATA OF D&N FINANCIAL CORPORATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. We derived this information from D&N's audited financial statements for 1994 through 1998. All information is presented in accordance with generally accepted accounting principles. The information is only a summary and you should read it in conjunction with D&N's historical financial statements and related notes contained in the annual reports and other information that D&N has filed with the SEC. This historical financial information has also been incorporated into this joint proxy statement/prospectus by reference. See "Where You Can Find More Information."

                                 AT, OR FOR THE YEAR ENDED, DECEMBER 31,
                          ----------------------------------------------------------
                             1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------
INCOME STATEMENT DATA:
Interest income.........  $  139,974  $  125,693  $  104,309  $   90,765  $   71,611
Interest expense........      87,285      76,754      61,546      56,015      47,825
Provision for loan loss-
 es.....................       2,500       1,350       1,100       2,400         100
Net interest income af-
 ter provision for loan
 losses.................      50,189      47,589      41,663      32,350      23,686
Noninterest income......      13,820       8,920       7,224       6,912       7,488
Noninterest expenses....      37,323      33,223      39,543      30,520      27,641
Net income available to
 common stockholders....      16,062      14,325       8,995      10,417       3,383

PER COMMON SHARE DATA:
Net income--basic.......  $     1.75  $     1.58  $     1.08  $     1.27  $     0.41
Net income--diluted.....        1.69        1.53        1.01        1.24        0.41
Cash dividends declared.        0.20        0.10         --          --          --
Book value at period-
 end....................       12.39       10.78        9.38        8.75        7.15

BALANCE SHEET DATA:
Total assets............  $2,018,154  $1,815,315  $1,473,054  $1,228,497  $1,128,732
Loans, net of unearned
 income.................   1,331,342   1,306,233   1,001,700     940,830     830,224
Allowance for loan loss-
 es.....................      10,995      10,549      11,042      10,081       8,349
Deposits................   1,264,140   1,043,167     964,133     922,932     817,674
Federal Home Loan Bank
 advances...............     530,003     464,003     338,003     206,003     183,003
Long term debt..........       4,694       6,428       7,994      10,229      12,227
Total stockholders' eq-
 uity...................     115,460      98,082      86,121      71,979      58,325

SIGNIFICANT RATIOS:
Return on average as-
 sets...................        0.85%       0.88%       0.67%       0.89%       0.31%
Return on average stock-
 holders' equity........       15.11       15.75       11.58       16.01        5.97
Operating efficiency ra-
 tio....................       60.55       59.50       81.05       81.90       97.91

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
                   OF REPUBLIC BANCORP INC. AFTER THE MERGER
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   The following selected unaudited pro forma financial data reflect the pooling-of-interests method of accounting and combine our historical results, in each case as of or for the fiscal years ended December 31, 1998, 1997 and 1996. The unaudited pro forma condensed combined statements of income information gives effect to the merger as if it had occurred on January 1, 1996. The unaudited pro forma condensed combined balance sheet information gives effect to the merger as if it occurred on December 31, 1998.

   We expect that we will incur restructuring and merger related expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, doesn't attempt to predict or suggest future results.

   The information in the following table is based on the historical financial information that we've presented in our prior filings with the SEC. We have incorporated this material into this joint proxy statement/prospectus by reference. See "Unaudited Pro Forma CondensedCombined Financial Statements" and "Where You Can Find More Information."

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                                 1998        1997       1996
                                             ------------  ---------- ----------
INCOME STATEMENT DATA:
Net interest income........................  $    112,330  $  95,879  $  79,483
Provision for loan losses..................         6,500      4,381      1,390
Income before preferred stock dividends and
 extraordinary item........................        41,675     34,332     24,061
Net income available to common stockhold-
 ers.......................................        38,952     33,114     23,673

PER COMMON SHARE DATA:
Net income--basic..........................  $       0.97  $    0.83  $    0.60
Net income--diluted........................  $       0.95  $    0.81  $    0.58
Book value at period end...................  $       6.21  $    5.72  $    5.16
Weighted average shares outstanding--basic.        40,253     39,899     39,357
Weighted average shares outstanding--dilut-
 ed........................................        41,197     40,881     41,003

BALANCE SHEET DATA (AT PERIOD-END):
Total assets...............................  $  4,217,166
Net loans..................................     2,522,326
Total deposits.............................     2,642,831
Total stockholders' equity.................       252,827

RATIOS:
Return on average assets...................          1.00%      1.02%      0.85%
Return on average common equity............         15.73%     15.37%     11.81%
Average total equity to average assets.....          6.37%      6.63%      7.20%

                      UNAUDITED COMPARATIVE PER SHARE DATA
                            OF REPUBLIC BANCORP INC.
                         AND D&N FINANCIAL CORPORATION

   The following table shows information about our net income per share, dividends per share and book value per share, and similar information reflecting the merger. In presenting the comparative pro forma information for certain time periods, we assumed that our companies had been merged throughout those periods.

   We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. The information listed as "Equivalent pro forma amount of D&N" was obtained by multiplying the pro forma amounts by the exchange ratio of 1.82. We present this information to reflect the fact that D&N stockholders will receive more than one share of Republic common stock for each share of D&N common stock exchanged in the merger. We expect that we will incur restructuring and merger related expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger.

   The information in the following table is based on the historical financial information that we have presented in our prior filings with the SEC. We have incorporated this material into this joint proxy statement/prospectus by reference. See "Unaudited Pro Forma Condensed Combined Financial Statements" and "Where You Can Find More Information."

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1998       1997       1996
                                               ---------- ---------- ----------
NET INCOME PER COMMON SHARE
Historical
Republic
  Basic....................................... $     0.97 $     0.80 $     0.61
  Diluted.....................................       0.96       0.79       0.59
D&N
  Basic.......................................       1.75       1.58       1.08
  Diluted.....................................       1.69       1.53       1.01
Pro forma combined
  Basic.......................................       0.97       0.83       0.60
  Diluted.....................................       0.95       0.81       0.58
Equivalent pro forma amount of D&N
  Basic.......................................       1.77       1.51       1.09
  Diluted.....................................       1.73       1.47       1.06
DIVIDENDS PER COMMON SHARE
Historical
  Republic....................................       0.32       0.30       0.27
  D&N.........................................       0.20       0.10        --
Equivalent pro forma amount of D&N............       0.58       0.55       0.49
BOOK VALUE PER COMMON SHARE AT PERIOD-END
Historical
  Republic....................................       6.33
  D&N.........................................      12.39
  Pro forma combined..........................       6.21
  Equivalent pro forma amount of D&N..........      11.30

                            COMPARATIVE STOCK PRICES

   Republic common stock is traded on the Nasdaq National Market under the symbol "RBNC." D&N common stock is traded on the Nasdaq National Market under the symbol "DNFC." Although transactions in Republic common stock and D&N common stock have been, and are expected to continue to be, facilitated by market-makers including Roney Capital Markets, there can be no assurance that an established or liquid trading market in Republic common stock or D&N common stock will continue. The following table sets forth, for the periods indicated, the high and low closing sale prices per share of Republic common stock and D&N common stock as reported by the Nasdaq National Market and cash dividends declared per share. The stock price and cash dividend information have been adjusted to reflect all stock dividends and stock splits on Republic common stock and D&N common stock. The information with respect to such sale prices was obtained from the National Association of Securities Dealers, Inc.

                                       REPUBLIC                   D&N
                                     COMMON STOCK            COMMON STOCK
                                ----------------------- -----------------------
                                                CASH                    CASH
                                              DIVIDENDS               DIVIDENDS
                                 HIGH   LOW   DECLARED   HIGH   LOW   DECLARED
                                ------ ------ --------- ------ ------ ---------
1996First Quarter.............. $ 7.94 $ 7.03   $0.07   $12.39 $10.91     --
Second Quarter.................   7.77   7.27    0.07    12.73  10.91     --
Third Quarter..................   8.02   7.19    0.07    12.95  11.25     --
Fourth Quarter.................   9.02   7.94    0.07    15.80  12.50     --

1997First Quarter..............   9.91   8.64    0.07    16.81  14.89     --
Second Quarter.................  10.55   9.19    0.07    17.50  15.69     --
Third Quarter..................  12.00  10.45    0.07    19.55  16.94   $0.05
Fourth Quarter.................  17.09  12.19    0.08    26.75  19.20    0.05

1998First Quarter..............  16.59  14.80    0.08    28.06  23.50    0.05
Second Quarter.................  16.95  14.80    0.08    29.75  25.50    0.05
Third Quarter..................  15.66  13.09    0.08    26.94  15.94    0.05
Fourth Quarter.................  17.13  12.00    0.08    26.00  16.00    0.05

1999First Quarter (through
     March 17, 1999............  14.13  11.94    0.09    24.88  20.75     --

   The last sales prices of Republic common stock and D&N common stock prior to the public announcement of the merger agreement on December 1, 1998 were $16.75 and $22.875. The last sales prices of Republic common stock and D&N common stock on March 17, 1999, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus, were $12.4375 and $22.00.

   As of the record date for the Republic meeting, Republic had issued and outstanding about 23,789,893 shares of Republic common stock. As of the record date for the D&N meeting, D&N had issued and outstanding about 9,392,073 shares of D&N common stock.

                            THE STOCKHOLDER MEETINGS

DATES, TIMES AND PLACES

   REPUBLIC. This joint proxy statement/prospectus is being furnished to Republic stockholders in connection with the solicitation by the Republic Board of proxies to be used at Republic's 1999 annual meeting of stockholders to be held at the Novi Hilton, 21111 Haggerty Road, Novi, Michigan, at 9:00 a.m., local time, on Wednesday, April 28, 1999.

   D&N. This joint proxy statement/prospectus is being furnished to D&N stockholders in connection with the solicitation by the D&N Board of proxies to be used at D&N's 1999 annual meeting of stockholders to be held at the Franklin Square Inn, 820 Shelden Avenue, Houghton, Michigan, at 2:00 p.m., local time, on Tuesday, April 27, 1999.

MATTERS TO BE CONSIDERED; VOTES REQUIRED

   REPUBLIC. Each Republic stockholder will vote at the Republic meeting to:

  .  approve the merger;

  .  approve the proposed increase in Republic's authorized capital stock;
     and

  .  elect 15 directors of Republic.

   On each matter considered at the Republic meeting, other than the election of directors, each Republic stockholder will have one vote at the Republic meeting for each share of Republic common stock owned by him or her at the close of business on March 10, 1999. Voting for the election of Republic directors will be cumulative. This means that a Republic stockholder has the right to cast a total number of votes equal to the number of shares held by him or her multiplied by the number of directors to be elected. A Republic stockholder may cast all of his or her votes for one candidate, or may distribute these votes among the candidates.

   Example: There are 15 directors up for election by the holders of Republic common stock. If you held ten shares of Republic common stock on March 10, 1999, you will have a total of 150 votes that you may cast all for one candidate or distribute among the 15 candidates as you wish.

   To complete the merger, a majority of the outstanding shares of Republic common stock must vote FOR the merger and FOR the proposed increase in Republic's authorized capital stock. The merger cannot be completed unless both the merger and the proposed increase in Republic's authorized capital stock are approved by Republic stockholders. Assuming its approval by Republic stockholders, the proposed increase in Republic's authorized capital stock will become effective regardless of whether the merger is approved by Republic stockholders.

   Director nominees receiving a plurality of votes cast at the Republic meeting will be elected directors of Republic.

   If any other action is to be taken by a vote of Republic's stockholders, it will be authorized by a majority of the votes cast by the holders of the shares present in person or represented by proxy at the Republic meeting and entitled to vote on the action.

   The Republic Board unanimously recommends that Republic stockholders vote:

  .  FOR the merger;

  .  FOR the proposed increase in Republic's authorized capital stock; and

  .  FOR the election of all Republic nominees as Republic directors.

   As of December 31, 1998, Republic's directors and executive officers and their affiliates owned 3,182,592, about 13.2%, of the outstanding shares of Republic common stock (including 449,295 shares of Republic common stock which may be acquired upon the exercise of options which are exercisable within 60 days of such date). D&N's directors and executive officers and their affiliates owned 14,300, less than .1%, of the outstanding shares of Republic common stock on the Republic record date. The directors and executive officers of Republic and of D&N have indicated that they intend to vote all shares of Republic common stock owned by them FOR the merger, FOR the proposed increase in Republic's authorized capital stock, and cumulatively FOR the election of all nominees as directors, with the votes split equally among those nominees.

   On the record date for the Republic meeting, neither Republic nor any of its subsidiaries had or shared the right to vote any of the outstanding shares of Republic common stock. On the record date for the Republic meeting, neither D&N nor its subsidiaries had or shared the right to vote any of the outstanding shares of Republic common stock.

   Additional information with respect to beneficial ownership of Republic common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Republic common stock by Republic's directors and executive officers is contained or incorporated by reference in Republic's Annual Report on Form 10-K For The Year Ended December 31, 1998, which is incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

   The affirmative vote of a majority of the shares of Republic common stock present in person or represented by proxy at the Republic meeting may authorize the adjournment or postponement of the Republic meeting. However, no proxy that was voted against any proposal will be voted in favor of adjournment or postponement to solicit further proxies for such proposal.

   D&N. Each D&N stockholder will have one vote at the D&N meeting for each share of D&N common stock owned by him or her at the close of business on March 9, 1999 to:

  .  approve the merger;

  .  elect three directors of D&N;

  . approve PricewaterhouseCoopers LLP as independent auditors of D&N for 1999; and

  .  reject the stockholder proposal regarding director compensation.

   To complete the merger, a majority of the outstanding shares of D&N common stock must vote FOR the merger. Director nominees receiving a plurality of votes cast at the D&N meeting will be elected directors of D&N. The appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999 will be approved if a majority of the shares of D&N common stock present in person or represented by proxy at the D&N meeting vote FOR this proposal. The stockholder proposal will be rejected if a majority of the shares of D&N common stock present in person or represented by proxy at the D&N meeting vote AGAINST this proposal.

   If any other action is to be taken by a vote of D&N's stockholders, it will be authorized by a majority of the votes cast by the holders of the shares present in person or represented by proxy at the D&N meeting and entitled to vote on the action.

   The D&N Board unanimously recommends that D&N stockholders vote:

  .  FOR the merger;

  .  FOR the election of all nominees as directors;

  . FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999; and

  .  AGAINST the stockholder proposal regarding director compensation.

   On the record date for the D&N meeting, D&N's directors and executive officers and their affiliates owned 1,133,299, about 11.5%, of the outstanding shares of D&N common stock (including 458,904 shares of D&N common stock which may be acquired upon the exercise of options which are exercisable within 60 days of such date). On the record date for the D&N meeting, Republic's directors and executive officers and their affiliates owned 27,512, less than 1%, of the outstanding shares of D&N common stock. The directors and executive officers of D&N and of Republic have indicated that they intend to vote all shares of D&N common stock owned by them FOR the merger, FOR the election of all nominees as directors, FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999, and AGAINST the stockholder proposal regarding director compensation.

   On the record date for the D&N meeting, neither D&N nor any of its subsidiaries had or shared the right to vote any of the outstanding shares of D&N common stock. On the record date for the D&N meeting, neither Republic nor its subsidiaries had or shared the right to vote any of the outstanding shares of D&N common stock.

   Additional information with respect to beneficial ownership of D&N common stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of D&N common stock by D&N's directors and executive officers is contained or incorporated by reference in D&N's Annual Report on Form 10-K For The Year Ended December 31, 1998, which is incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

   The affirmative vote of a majority of the votes present in person or represented by proxy at the D&N meeting may authorize the adjournment or postponement of the D&N meeting. However, no proxy that was voted against any proposal will be voted in favor of adjournment or postponement to solicit further proxies for such proposal.

VOTING OF PROXIES

   All shares of Republic common stock and D&N common stock represented by properly executed proxies received at or prior to the applicable meeting, and not revoked, will be voted at that meeting in accordance with the instructions indicated in those proxies.

   Properly executed Republic proxies which do not contain voting instructions will be voted FOR the merger, FOR the proposed increase in Republic's authorized capital stock, and cumulatively FOR the election of all nominees as directors of Republic, with the votes split equally among those nominees.

   Properly executed D&N proxies which do not contain voting instructions will be voted FOR the merger, FOR the election of all nominees as directors of D&N, FOR the appointment of PricewaterhouseCoopers LLP as independent auditors of D&N for 1999, and AGAINST the stockholder proposal regarding director compensation.

   Brokers who hold shares of Republic common stock or D&N common stock for customers are NOT authorized to vote on the merger or the proposed increase in Republic's authorized capital stock without specific voting instructions (a "broker nonvote"). However, solely for purposes of determining whether each of the merger and the proposed increase in Republic's authorized capital stock has received the vote of stockholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the merger and "against" the proposed increase. If any other matters are properly presented at a meeting for consideration, including, among other things, consideration of a motion to adjourn or postpone that meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the relevant form of proxy enclosed herewith and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy voted against any proposal will be voted in favor of adjournment or postponement to solicit further proxies for such proposal.

   Neither Republic nor D&N knows of any other matters to be brought before the meetings other than those referred to in this joint proxy statement/prospectus, but if any other business should properly come before a meeting, the persons named in the proxy, or authorized substitutes, intend to vote in accordance with their best judgment.

REVOCABILITY OF PROXIES

   If your shares are held in your name and not through a broker or bank, then you can change your vote at any time before your proxy is voted at the applicable meeting. You can do this in three ways: First, you can send a written statement that you would like to revoke your proxy. Second, you can send a new proxy card. If you are a D&N stockholder, then you should send your revocation or new proxy card to Linda K. Korpela, Corporate Secretary, at D&N Financial Corporation, 400 Quincy Street, Hancock, Michigan 49930. If you are a Republic stockholder, then you should send your revocation or new proxy card to George E. Parker III at Republic Bancorp Inc., 1070 East Main Street, Owosso, Michigan 48867. Third, you can attend the applicable meeting and vote in person. However, your attendance alone will not revoke your proxy. If you instructed a broker to vote your shares, you must follow your broker's directions for changing those instructions.

RECORD DATES; VOTING RIGHTS; QUORUMS

   REPUBLIC. Only holders of record of Republic common stock at the close of business on March 10, 1999 are entitled to receive notice of and to vote at the Republic meeting. As of the record date for the Republic meeting, 23,789,893 shares of Republic common stock were outstanding. At least 11,894,948 shares of Republic common stock must be represented in person or by proxy at the Republic meeting in order for a quorum to be present. "Broker nonvotes" and abstentions are counted for purposes of determining a quorum. However, solely for purposes of determining whether the merger or the proposed increase in Republic's authorized capital stock has received the vote of Republic stockholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the merger and "against" the proposed increase.

   D&N. Only holders of record of D&N common stock at the close of business on March 9, 1999 are entitled to receive notice of and to vote at the D&N meeting. As of the record date for the D&N meeting, 9,392,073 shares of D&N common stock were outstanding. At least 4,696,037 shares of D&N common stock must be represented in person or by proxy at the D&N meeting in order for a quorum to be present. "Broker nonvotes" and abstentions are counted for purposes of determining a quorum. However, solely for purposes of determining whether the merger has received the vote of D&N stockholders required for approval, each "broker nonvote" and each abstention is functionally equivalent to a vote "against" the merger.

NO DISSENTERS' RIGHTS OF APPRAISAL

   Dissenters' rights of appraisal are not available to either Republic stockholders or D&N stockholders.

SOLICITATION OF PROXIES

   Each company will bear the cost of soliciting proxies from its stockholders, including the cost of printing and mailing this joint proxy statement/prospectus to its stockholders. In addition to solicitation by mail, proxies may be solicited by telephone, telegram, datagram, in person or by other forms of communication. Arrangements will be made with brokerage firms, nominees, fiduciaries and other custodians for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and each company will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

   Proxies may be solicited on behalf of each company by mail or personally, or by telephone, telegraph, datagram or other forms of communication, by directors, officers and regular employees of such company and its subsidiaries (none of whom shall receive any additional compensation for such services, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation).

   Corporate Investor Communications, Inc. will assist in the solicitation of proxies by Republic for a fee of approximately $5,500, plus reasonable out-of-pocket expenses. Regan & Associates, Inc. will assist in the solicitation of proxies by D&N for a fee of approximately $4,000, plus reasonable out-of-pocket expenses.

      NEITHER REPUBLIC STOCKHOLDERS NOR D&N STOCKHOLDERS SHOULD SEND STOCK
                      CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

   The following discussion describes the material aspects of the merger. Because this discussion is a summary, it may not contain all of the information that is important to you. To understand the merger fully, and for a more complete description of the legal terms of the merger, you should read carefully this entire joint proxy statement/prospectus and the documents we have referred you to. See "Where You Can Find More Information."

   A copy of the merger agreement without any exhibits or schedules is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference. We encourage you to read the merger agreement completely and carefully as it is the legal document that governs the merger.

GENERAL

   Our Boards have unanimously approved the merger. When the merger is completed:

  .  the separate corporate existence of D&N will terminate;

  . Republic, as the surviving corporation, will succeed to all of D&N's assets and liabilities;

  . the combined company will be a Michigan corporation called Republic Bancorp Inc.;

  . the articles of incorporation and by-laws of Republic then in effect will be the charter documents of the combined company; and

  .  stockholders of D&N will become stockholders of Republic.

EXCHANGE RATIO

   D&N stockholders will receive 1.82 shares of Republic common stock in exchange for each share of D&N common stock, plus cash instead of any fractional share. The cash paid for any fractional share will be in an amount equal to such fraction multiplied by the closing price of Republic common stock on the trading day immediately prior to the merger's completion.

   Example: If you own 10 shares of D&N common stock, then after the merger you will be entitled to receive 18 shares of Republic common stock and a check for the market value of two-tenths of a share. If you own 10 shares of Republic common stock, then you will continue to hold those 10 shares after the merger.

   ON MARCH 17, 1999 THE CLOSING PRICE OF REPUBLIC COMMON STOCK WAS $12.4375, MAKING THE VALUE OF 1.82 SHARES OF REPUBLIC COMMON STOCK EQUAL TO $22.64. THE CLOSING PRICE OF D&N COMMON STOCK ON THAT DATE WAS $22.00. You should obtain current stock price quotations for Republic common stock and D&N common stock. These quotations are available from your stock broker, in major newspapers and on the Internet.

   You should note that the 1.82 exchange ratio will not change even if the market prices of Republic common stock and D&N common stock increase or decrease before the merger is completed. Because these stock prices fluctuate, you will not know when you vote what the shares will be worth when issued in the merger, and the market value of the shares at the time of the merger could be higher or lower than the current market value.

   Each share of Republic common stock outstanding immediately prior to the completion of the merger will remain outstanding and unchanged as a result of the merger.

   After the merger, D&N stockholders will own about 42% of the combined company's common stock and Republic stockholders will own about 58% of the combined company's common stock.

TREATMENT OF STOCK OPTIONS

   REPUBLIC STOCK OPTIONS. The merger will not cause any changes to the price or terms of outstanding Republic stock options.

   D&N STOCK OPTIONS. When the merger is completed, each D&N stock option then outstanding will be converted automatically into an option to purchase shares of Republic common stock. However, the number of shares subject to, and the exercise price of, each of those D&N stock options will be adjusted as follows:

  . the number of shares of Republic common stock subject to the new option will be equal to the product of the number of shares of D&N common stock subject to the original D&N stock option and 1.82, provided that any fractional shares of Republic common stock resulting from such multiplication will be rounded down to the nearest whole share; and

  . the exercise price per share of Republic common stock under the new option will be equal to the exercise price per share of D&N common stock under the original D&N stock option divided by 1.82, provided that the exercise price will be rounded down to the nearest whole cent.

   With respect to any D&N stock option that is an incentive stock option under
Section 422 of the Internal Revenue Code of 1986, this adjustment will be effected in a manner consistent with Section 424(a) of the Internal Revenue Code. The vesting, duration and other terms of the new option will be the same as the original D&N stock option except that all references to D&N will be deemed to be references to Republic.

   We have agreed that we will neither approve nor allow any holder of any D&N stock option to elect or receive a cash payment in lieu of the right to receive or exercise such stock option; and will not allow any holder of any D&N stock option to exercise his or her right to receive cash pursuant to that D&N stock option. We have also agreed to institute a procedure to effect the issuance of D&N or Republic common stock, as applicable, in lieu thereof, with the right of the holder to sell such D&N or Republic common stock, as applicable.

PROCEDURES FOR EXCHANGING CERTIFICATES

   After the merger is completed, State Street Bank and Trust, as the exchange agent, will send a notice and transmittal form to each D&N stockholder of record advising him or her of the effectiveness of the merger and the procedure for surrendering to the exchange agent outstanding certificates formerly representing D&N common stock in exchange for new certificates for Republic common stock. Upon surrender, each certificate representing D&N common stock will be cancelled.

   D&N COMMON STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE THE NOTICE AND TRANSMITTAL FORM.

   Until surrendered for exchange, all outstanding certificates which, before completion of the merger, represented D&N common stock (other than those representing shares cancelled upon completion of the merger pursuant to the merger agreement) will be deemed for all corporate purposes to represent the number of whole shares of Republic common stock into which the shares of D&N common stock formerly represented thereby were converted and the right to receive cash instead of a fractional share interest. However, until such outstanding certificates are surrendered for exchange, no dividend or distribution payable to holders of record of Republic common stock will be paid to any holder of those outstanding certificates. However, when those certificates are surrendered, any unpaid dividends or distributions will be paid, without interest. After the merger is completed, there will be no transfers on the records of D&N of D&N common stock. If a certificate formerly representing shares of D&N common stock is presented to Republic or D&N, it will be forwarded to the exchange agent for cancellation and exchanged for a certificate representing shares of Republic common stock and cash for any fractional share interest, if any.

   None of D&N, Republic, the exchange agent or any other person will be liable to any former holder of shares of D&N common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

   For a description of Republic common stock, see "Description of Republic Capital Stock." For a description of the differences between the rights of the holders of Republic common stock, on the one hand, and D&N common stock, on the other, see "Comparison of Stockholder Rights."

BACKGROUND OF THE MERGER

   Over the last several years the financial services industry has become increasingly competitive and has undergone industry-wide consolidation. D&N has from time to time been contacted by other financial institutions to determine whether D&N would consider entering into a business combination. In response to these developments, the D&N Board, on an ongoing basis, has considered strategic options for increasing stockholder value, including potential business combinations with other institutions.

   Late in April, 1998 the D&N Board met to consider the most recent inquiry received by management regarding whether D&N would consider entering into a potential business combination. The D&N Board discussed the unsolicited inquiry, as well as other strategic alternatives available to D&N, including remaining an independent company or pursuing a group of partners for a potential strategic alliance with D&N. At the conclusion of the meeting, and based upon the discussions that occurred at this and prior meetings, the D&N Board authorized management to retain a financial advisor to review and analyze the various strategic alternatives available to D&N, including the possible strategic affiliation of the company.

   On June 30, 1998 Hovde Financial, Inc. was retained by D&N as its financial advisor to assist D&N in analyzing, structuring, negotiating and effecting a possible strategic alliance. Hovde, assisted by D&N, prepared a confidential information package to be sent to a selected group of potential strategic alliance partners.

   Over the next several weeks, meetings were held between Hovde and management of D&N regarding strategies, processes and potential partners in a business combination. Based on due diligence examinations of D&N documents and records as well as interviews with management, Hovde assisted D&N in preparing a confidential information package for distribution to potential strategic alliance partners. The information package was sent to a selected group of potential partners, each of which had entered into a confidentiality agreement with D&N. These financial institutions were identified by Hovde based on criteria outlined by the D&N Board. In decreasing order of importance, the general criteria were:

  .  the per share price;

  . the potential partner's job retention and sensitivities to the community;

  .  liquidity of the potential partner's stock; and

  . the potential for a future acquisition of the strategic alliance partner.

   During the time period from late-August through October 1998, management of D&N had several contacts with and responded to various questions from some of the institutions receiving information packages, including Republic. In late-October 1998, D&N received preliminary proposals from interested parties, including Republic. These proposals were analyzed and compared by Hovde based on the criteria set forth by the D&N Board and other factors.

   On October 15, 1998, at a regularly scheduled meeting, the Republic Board discussed a possible business combination with D&N. The Republic Board considered the business philosophies and future business plans and strategies of the respective institutions. Senior management also discussed the potential benefits of operating as a combined entity, including the strength and reputation of D&N, the potential for increased liquidity for holders of Republic common stock, the relative strength and market share of the respective institutions and the potential cost savings associated with the consolidation of data processing operations, elimination of duplicate staffing positions and consolidation of administrative functions. The Republic Board decided to develop a preliminary proposal for presentation to D&N.

   On October 28, 1998, at a meeting of the D&N Board, members of Republic's senior management discussed with the D&N Board the business philosophy and results of operations of Republic. In addition, Hovde presented its conclusions regarding the various proposals to the D&N Board. The D&N Board reviewed and considered the various proposals and the Hovde presentation and, after further discussions with management, concluded that two potential partners, including Republic, presented proposals that were of interest to the D&N Board, and it was decided that talks would continue exclusively with representatives of those two potential partners.

   On several occasions in November 1998, discussions were held between members of management of D&N, Republic, Hovde and Roney Capital Markets. During these discussions, the parties discussed the Republic preliminary proposal, including the proposed exchange ratio, as well as the business philosophies and future business plans and strategies of the respective institutions. The management representatives also discussed the potential benefits of operating as a combined entity, including the strength and reputation of Republic, the potential for increased liquidity for holders of D&N common stock, the relative strength and market share of the respective institutions and the potential cost savings associated with the consolidation of data processing operations, elimination of duplicate staffing positions and consolidation of administrative functions. It was determined during these discussions that any potential business combination would be structured as a merger-of-equals between D&N and Republic. In connection with these discussions, representatives of Republic and Miller, Canfield, Paddock and Stone, P.L.C., Republic's legal counsel, undertook a due diligence investigation of D&N and its businesses.

   Also in November 1998, discussions were held between members of management of D&N and the competing potential strategic alliance partner. During these discussions, the parties discussed the competing partner's preliminary proposal, including the proposed exchange ratio, as well as the business philosophies and future business plans and strategies of the respective institutions. The respective management representatives also discussed the potential benefits of operating as a combined entity, including many of the factors described above. On November 5, 1998, members of the competing potential partner's senior management discussed with the D&N Board the business philosophy and results of operations of the competing potential partner.

   The exchange ratio the competing partner was proposing would have resulted in a lower dollar value to the D&N stockholders than the Republic proposal. Both proposals were structured as stock for stock exchanges.

   In mid-November 1998, D&N provided additional due diligence material to both potential strategic alliance partners and conducted management interviews with the senior officers and due diligence investigations of each potential strategic alliance partner. Additionally, Hovde held numerous discussions with representatives of both potential strategic alliance partners regarding issues such as the proposed exchange ratio to be utilized in a stock-for-stock combination and the potential strategic alliance partners' demands for break-up fees or options. Based on these discussions, each potential partner submitted final indications of interest to D&N.

   On November 19, 1998, at a regularly scheduled meeting of the executive committee of the Republic Board, further discussions occurred regarding a possible business combination with D&N. Among the matters considered at this meeting were the operating characteristics and market data for D&N, the proposed exchange ratio, and the business philosophies and future business plans and strategies of the respective institutions. In addition, Republic's senior management discussed various aspects of the due diligence investigation of D&N that had been undertaken by Republic. Senior management also described the potential benefits of operating as a combined entity, including the strength and reputation of D&N, the potential for increased liquidity for holders of Republic common stock, the relative strength and market share of the respective institutions and the potential cost savings associated with the consolidation of data processing operations, elimination of duplicate staffing positions and consolidation of administrative functions. The executive committee of the Republic Board then directed senior management to continue discussions with D&N and to work towards finalizing a definitive merger agreement relating to the proposed transaction, subject to the final approval of the Republic Board.

   On November 21, 1998, a meeting of the D&N Board was held to discuss the final proposals received from the competing bidders. The D&N Board, with the assistance of Hovde, considered and compared the two competing proposals by examining and analyzing, among other things:

  . the value to D&N stockholders of the exchange ratio proposed by each bidder;

  . the operating characteristics and market data for each of the competing institutions as compared to each other and as compared to each institution's individual peer group of companies;

  . the historical stock performance of each entity as compared to the other and as compared to various market indices;

  . the historical daily trading volume, growth rates and dividend yields of the competing entities;

  .  the consensus analyst ratings of the competing entities;

  .  the ownership structure of each institution;

  .  a direct comparison on key issues between the two competing proposals;
     and

  . the potential partners' comments to various draft definitive agreements partially negotiated with counsel for D&N and the competing bidders.

   Based on the results of this analysis and Hovde's opinion that the competing institution's proposed exchange ratio was inadequate, the D&N Board determined to continue to negotiate with Republic and to proceed, if the negotiations were successful, toward the signing of a definitive agreement with Republic. D&N directed Silver, Freedman & Taff, L.L.P., D&N's legal counsel, to work towards finalizing the definitive merger agreement relating to the proposed Republic transaction.

   Over the next ten days, the parties made progress on the negotiations regarding the terms of the definitive merger agreement. The representatives and advisors for both parties met and spoke on numerous occasions throughout this period discussing the transaction and the related documentation and negotiating the terms of the definitive agreement, including the representations and warranties, conditions to closing, termination provisions, and the terms of a break-up fee and an option agreement.

   On December 1, 1998, the D&N Board met to consider the status of the proposed transaction with Republic. At the request of the D&N Board, Silver, Freedman & Taff, L.L.P. outlined in detail the terms and conditions of the proposed merger agreement and other transaction documents which had been distributed, in advance of the meeting, to the directors. Legal counsel reviewed the agreement with the D&N Board including such matters as the representations and warranties of the merger parties, the conditions to the completion of the merger and the termination provisions of the proposed merger agreement (including the operation of the proposed option and the break-up fee). Legal counsel also reviewed the treatment of the various other issues relating to the transaction, such as the conversion of existing D&N stock options, as well as other matters related to employee benefit plans and the treatment of D&N employees following the merger. Legal counsel also reviewed with the members of the D&N Board their fiduciary duties and responsibilities in approving a transaction such as the merger, the expected timing of the transaction from signing the merger agreement through closing and required regulatory and stockholder approvals. D&N management discussed various aspects of the merger, including a review of the possible synergies associated with the transaction and related matters. At the meeting, Hovde made a presentation of the results of various financial analyses undertaken by Hovde and advised the D&N Board that, as of such date, the proposed exchange ratio of 1.82 shares of Republic common stock per share of D&N common stock was fair, from a financial point of view, to the holders of D&N common stock. The members of the D&N Board discussed the presentations they had received at this and other meetings of the D&N Board from management, Hovde, Silver, Freedman & Taff, L.L.P. and Republic's senior management and, upon conclusion, unanimously approved the execution of the merger agreement. The D&N Board also authorized execution of the D&N stock option agreement as well as the potential issuance of D&N common stock pursuant thereto.

   On December 1, 1998, the Republic Board met to consider the status of the proposed transaction with D&N. With the assistance of senior management and Miller, Canfield, Paddock and Stone, P.L.C., legal counsel, the Republic Board reviewed the terms and conditions of the proposed merger agreement and other transaction documents, including such matters as the representations and warranties of the merger parties, the conditions to the completion of the merger and the termination provisions of the proposed merger agreement, including the operation of the proposed option and the break-up fee. It also reviewed the expected timing of the transaction from signing the merger agreement through closing and required regulatory and stockholder approvals. Senior management of Republic also discussed various aspects of the merger. At the meeting, Roney Capital Markets made a presentation of the results of various financial analyses undertaken by Roney and advised the Republic Board that, as of such date, the proposed exchange ratio of 1.82 shares of Republic common stock per share of D&N common stock was fair, from a financial point of view, to Republic. The members of the Republic Board discussed the presentations they had received at this and other meetings of the Republic Board from senior management, Roney, and Miller, Canfield, Paddock and Stone, P.L.C., and, upon conclusion, unanimously approved the execution of the merger agreement. The Republic Board also authorized execution of the D&N stock option agreement as well as the potential purchase of D&N common stock pursuant thereto.

   The merger agreement and the D&N stock option agreement were executed on December 1, 1998, and the parties thereafter issued a press release announcing the transaction.

Our reasons for the merger

   General. We expect the merger to create a stronger, more competitive entity with the size and capabilities to provide a broader array of financial products and services, and to take advantage of opportunities for geographic expansion, acquisitions, and internal growth and diversification that would not be available to either Republic or D&N on its own.

   When the merger is completed you will have a stake in the fourth largest bank holding company headquartered in Michigan with over $4 billion in assets. The combined company will have over 180 offices, including 86 retail and commercial banking offices in Michigan, Ohio and Indiana, and 94 mortgage loan production offices in 21 states. It also will be the leading retail mortgage lender based in Michigan and one of the twenty largest retail mortgage lenders in the nation. The combined company will be the largest Small Business Administration lender in Michigan and will have a market capitalization in excess of $500 million. The merger should allow the combined company to achieve greater long-term growth, continue to provide competitive dividends, and create stockholder value in years to come.

   We also believe that by bringing our customers together, we can do a better job of increasing our combined revenues. We believe that the merger will enhance our profitability and strengthen our position as a competitor in the rapidly changing financial services business.

   Before approving the merger, our Boards determined that the merger was in the best interests of their respective entities and stockholders because of their belief that a merger uniting Republic and D&N, two financially sound entities of comparable size with complementary businesses and business strategies, represents a strategic alliance that will create a stronger combined company with greater size, flexibility, breadth of products and services, efficiency and capital strength than either Republic or D&N possesses on a stand-alone basis or would be able to achieve through internal growth or acquisitions of smaller financial institutions in their respective market areas. Our Boards believe that each entity is currently well managed and possesses management philosophies and a strategic focus compatible with that of the other; that each entity will contribute complementary business strengths resulting in a well-diversified combined company; and that the enhanced capitalization of the combined company will allow it to take advantage of future acquisition opportunities that might otherwise be unavailable to either entity.

   In evaluating the merger, our Boards and managements discussed the critical importance of successfully integrating, and building on the strengths of, the management teams and operational practices and policies of the combining entities, and considered the uncertainties inherent in any combination of sizable entities. Our Boards believe that if the perceived benefits of the merger can be achieved in a reasonable time frame, then the merger represents an opportunity for enhancements of future stock value and earnings per share. However, our Boards did not quantify these possible enhancements.

   REPUBLIC. Before approving the merger, the Republic Board consulted with Republic senior management and with its financial and legal advisors, and considered the factors described in this joint proxy statement/prospectus. The Republic Board did not assign any relative or specific weights to such factors, and individual directors may have given differing weights to different factors. The factors considered by the Republic Board consisted of the factors described above under "--Background of the Merger" and "--General" and the factors that follow:

  . The Republic Board considered the effectiveness of the merger in implementing and accelerating Republic's basic long-term external growth strategy. It concluded that the merger represents a continuation of Republic's strategy of expanding its banking business in Michigan. By providing Republic with immediate access to D&N's existing operations, the merger is expected to provide Republic with a better opportunity to provide financial products and services in that market.

  . The Republic Board analyzed the financial condition, businesses and prospects of Republic and D&N. The Republic Board considered the detailed financial analyses, pro forma and other information with respect to Republic and D&N discussed by its financial advisor; its own knowledge of Republic, D&N and their respective businesses; and the results of Republic's due diligence investigation of D&N's business. The Republic Board concluded that the merger would create a stronger combined company with greater size, flexibility, breadth of products and services, efficiency, capital strength and profitability than either Republic or D&N possesses on a stand-alone basis or could achieve through internal growth or acquisitions of smaller financial institutions in their respective market areas.

  . The Republic Board considered the oral opinion of its financial advisor delivered on December 1, 1998, which opinion was subsequently confirmed in writing, that as of December 1, 1998 the consideration to be paid by Republic in the merger was fair, from a financial point of view, to Republic.

  .  The Republic Board considered (A) the terms and structure of the merger,
     (B) that the corporate offices and principal executive offices of Republic would be located in Ann Arbor and Owosso, Michigan, (C) that D&N Bank would conduct significant corporate activities from regional executive offices located in Hancock and Troy, Michigan, and (D) the management, management philosophies, and strategic focus and operations of each entity. The Republic Board determined that each entity is currently well managed and possesses management philosophies and a strategic focus compatible with that of the other; that each entity will contribute complementary business strengths resulting in a well-diversified combined company; and that Republic's directors, executives officers and stockholders will have the ability to influence and participate in the management of the combined company in a meaningful way.

  . The Republic Board considered the effect on Republic stockholders' value of Republic continuing as a stand-alone entity compared to the effect of Republic's combining with D&N in light of the financial condition and prospects of the entities on a stand-alone basis and of the combined company. In particular, the Republic Board believes that the combined company will be in a better position to participate in the consolidation process currently occurring in the financial services industry and to generate revenue enhancements. The Republic Board also noted that the merger will not preclude the acquisition of the combined company by a larger entity in the future.

  . The Republic Board also considered the current and prospective economic and competitive environment facing each entity and other financial institutions, and the likelihood of the merger being approved by regulatory authorities. The Republic Board determined that the merger presents a unique opportunity to expand Republic's existing operations and that the merger, by creating a combined company that will be larger and stronger than Republic alone, will enhance acquisition and other opportunities for growth and diversification and will improve the competitive position of the combined company in a consolidating industry.
  . The Republic Board considered the expectation that the merger would result in synergies for the combined company's operations, including expense savings from cost reductions and the possibility of enhancing revenues through cross-selling opportunities. The Republic Board noted that, although no assurances could be given that any particular level of synergies could be achieved, management of Republic had identified potential pre-tax synergies in the form of cost savings of about $6.1 million, and revenue enhancements of about $4.3 million, that could be achieved within the first two years following the merger. See "Forward-Looking Statements" and "Management and Operations After the Merger-- Operations."
  . The Republic Board considered the prior experience of Republic in effecting successful acquisitions, including Republic's 1993 acquisition of Horizon Financial Services, Inc., a savings and loan holding company. The Republic Board concluded that the operations of Republic and D&N can be effectively consolidated and integrated within a reasonable time following the merger.
  . The Republic Board considered the expectation that the merger will be tax-free for federal income tax purposes to Republic and its stockholders.
  . The Republic Board considered the effects of the merger on Republic's other constituencies, including its senior management and other employees and the communities and stockholders served by Republic. The Republic Board determined that Republic's directors, executives officers and stockholders will have the ability to influence and participate in the management of the combined company in a meaningful way.
  . The Republic Board considered the percentage ownership of Republic common stock that would be held by stockholders of Republic, as a group, after the merger.

   In determining to approve the merger, the Republic Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. At a meeting held on December 1, 1998, and after deliberating with respect to the merger and considering, among other things, the matters discussed above, the Republic Board unanimously (with 16 directors present and no directors absent) approved and adopted the merger agreement as being in the best interests of Republic and its stockholders. THE REPUBLIC BOARD IS UNANIMOUS IN ITS RECOMMENDATION THAT HOLDERS OF REPUBLIC COMMON STOCK VOTE FOR THE MERGER AND FOR THE PROPOSED INCREASE IN REPUBLIC'S AUTHORIZED CAPITAL STOCK.

   D&N. Before approving the merger, the D&N Board consulted with D&N management and with its financial and legal advisors, and considered the factors described in this joint proxy statement/prospectus. The D&N Board did not assign any relative or specific weights to such factors, and individual directors may have given differing weights to different factors. The factors considered by the D&N Board consisted of the factors described above under "-- Background of the Merger" and "--General" and the factors that follow:
  . The D&N Board considered the effectiveness of the merger in implementing and accelerating D&N's basic long-term external growth strategy. By providing D&N with immediate access to Republic's existing operations, the merger is expected to provide D&N with a better opportunity to provide financial products and services in Michigan.
  . The D&N Board analyzed the financial condition, businesses and prospects of Republic and D&N. The D&N Board considered the recent and historic stock performance of Republic; the detailed financial analyses, pro forma and other information with respect to Republic and D&N discussed by its financial advisor; its own knowledge of D&N, Republic and their respective businesses; and the results of D&N's due diligence review of Republic's businesses. The D&N Board concluded that the merger would create a stronger combined company with greater size, flexibility, breadth of products and services, efficiency, capital strength and profitability than either Republic or D&N possesses on a stand-alone basis or could achieve through internal growth or acquisitions of smaller financial institutions in their respective market areas.

  . The D&N Board considered the written opinion of its financial advisor delivered on December 1, 1998, that as of December 1, 1998 the consideration to be paid by Republic in the merger was fair, from a financial point of view, to D&N stockholders.

  . The D&N Board considered (A) the terms and structure of the merger, (B) that D&N Bank would conduct significant corporate activities from regional executive offices located in Hancock and Troy, Michigan, and
     (C) the management, management philosophies, strategic focus and operations of each entity. The D&N Board determined that each entity is currently well managed and possesses management philosophies and a strategic focus compatible with that of the other; that each entity will contribute complementary business strengths resulting in a well-diversified combined company; and that D&N's directors, senior managers and stockholders would have the ability to influence and participate in the management of the combined company in a meaningful way.

  . The D&N Board considered the effect on D&N and its stockholders continuing as a stand-alone entity compared to the effect of D&N combining with Republic in light of the financial condition and prospects of the two entities on a stand-alone basis and of the combined company. In particular, the D&N Board believes that the combined company will be in a better position to participate in the consolidation process currently occurring in the financial services industry and to generate revenue enhancements. The D&N Board also noted that the merger will not preclude the acquisition of the combined company by a larger entity in the future.

  . The D&N Board also considered the current and prospective economic and competitive environment facing each entity and other financial institutions, and the likelihood of the merger being approved by regulatory authorities. D&N believes that the merger presents a unique opportunity to expand D&N's existing operations and that the merger, by creating a combined company that will be larger and stronger than D&N alone, will enhance acquisition and other opportunities for growth and diversification and will improve the competitive position of the combined company in a consolidating industry.

  . The D&N Board considered the prior experience of Republic in effecting successful acquisitions, including Republic's 1993 acquisition of Horizon Financial Services, Inc., a savings and loan holding company. The D&N Board concluded that the operations of Republic and D&N can be effectively consolidated and integrated within a reasonable time following completion of the merger.

  . The D&N Board considered the expectation that the merger will be tax-free for federal income tax purposes to D&N and its stockholders, except for taxes on cash received for a fractional share.

  . The D&N Board considered the effect of the merger on D&N's other constituencies, including its senior management and other employees, and the communities and stockholders served by D&N. The D&N Board determined that D&N's directors, senior managers and stockholders will have the ability to influence and participate in the management of the combined company in a meaningful way, and that, based on the compatibility of the corporate cultures, philosophies and strategies of Republic and D&N, the combined company resulting from a transaction with Republic could be expected to provide service comparable to that of D&N.

  . The D&N Board considered the percentage ownership of Republic common stock that would be held by stockholders of D&N, as a group, after completion of the merger.

  . The D&N Board considered D&N's current goodwill lawsuit against the United States government. Although the likely outcome of the lawsuit is uncertain, the D&N Board believes that the lawsuit is of some value and that a fair amount of consideration should be attributed to the lawsuit.

   In determining to approve the merger, the D&N Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. At a meeting held on December 1, 1998, and after deliberating with respect to the merger and considering, among other things, the matters discussed above, the D&N Board unanimously (with ten directors present and no directors absent) approved and adopted the merger as being in the best interests of D&N and its stockholders. THE D&N BOARD IS UNANIMOUS IN ITS RECOMMENDATION THAT HOLDERS OF D&N COMMON STOCK VOTE FOR THE MERGER.

OPINION OF REPUBLIC FINANCIAL ADVISOR

   Republic retained Roney Capital Markets, a division of First Chicago Capital Markets, Inc., to be its financial advisor in connection with the merger and related matters based upon Roney's qualifications, expertise and reputation, as well as Roney's prior investment banking relationship and general familiarity with Republic.

   Roney has delivered to the Republic Board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 1, 1998, the exchange ratio is fair from a financial point of view to Republic as of that date. In requesting Roney's advice and opinion, no limitations were imposed by Republic upon Roney with respect to the investigations made or procedures followed by it in rendering its opinion.

   Republic retained Roney to express an opinion as to the fairness, from a financial point of view, to Republic of the exchange ratio. Roney did not address Republic's underlying business decision to proceed with the merger and did not make any recommendation to the Republic Board or to Republic's stockholders with respect to any approval of the merger.

   The full text of Roney's opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken by Roney, is attached as Annex A to this joint proxy statement/prospectus. Republic stockholders are urged to read the opinion in its entirety. RONEY'S OPINION IS DIRECTED ONLY TO THE EXCHANGE RATIO IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY REPUBLIC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE REPUBLIC MEETING. THE SUMMARY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS OF RONEY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCES TO THE FULL TEXT OF THE OPINION ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX A.

   In arriving at its opinion, Roney reviewed:

  .  the merger agreement;

  . certain publicly-available information for Republic and D&N, including each of the Annual Reports on Form 10-K of Republic and D&N for each of the years ended December 31, 1995, 1996 and 1997, and each of the Quarterly Reports on Form 10-Q of Republic and D&N for each of the quarters ended March 31, June 30, and September 30, 1998;

  . certain information, including financial forecasts, relating to earnings, assets, liabilities and prospects of Republic and D&N furnished to Roney by senior management of Republic and D&N, as well as the amount and timing of the cost savings, revenue enhancements and other synergies expected to be achieved by Republic as a result of the merger ("Expected Synergies") furnished to Roney by senior management of Republic;

  . certain third party analysts' estimates as to the future financial performance of Republic and D&N;

  . discussions that Roney had with certain members of the managements of each of Republic and D&N concerning the historical and current business operations, financial conditions and prospects of Republic and D&N and such other matters as Roney deemed relevant;

  . the reported price and trading histories of the shares of Republic common stock and D&N common stock as compared to the reported price and trading histories of certain publicly traded companies that Roney deemed relevant;

  . the respective financial condition of Republic and D&N as compared to the financial condition of certain other companies that Roney deemed relevant;

  . certain financial terms of the merger as compared to the financial terms of selected other business combinations that Roney deemed relevant; and

  . such other information, financial studies, analyses and investigations and such other factors that Roney deemed relevant for the purposes of its opinion.

   In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by Republic, Roney, with the consent of Republic, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Republic and D&N, respectively, or publicly available. Roney did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information.

   The material financial information provided to Roney by the senior management of each of Republic and D&N and discussed during due diligence conversations related primarily to projected earnings for 1998 and 1999 and to the expected pre-tax synergies and revenue enhancements to be generated by the merger. See "Management and Operations After the Merger--Operations."

   The earnings projections senior management of Republic and D&N provided Roney were materially consistent with the Institutional Brokers Estimate System ("IBES") fully diluted consensus earnings estimates. Senior management of Republic indicated to Roney that they expected Republic's stand along 1998 and 1999 earnings per share to be $0.96 and $1.06, respectively, on a diluted basis. This compares to the IBES consensus estimates of $0.96 and $1.05, in each case adjusted for the 5-for-4 stock split paid by Republic on September 11, 1998. Senior management of D&N indicated to Roney that they expected D&N's stand alone 1998 and 1999 earnings per share to be $1.66 and $1.76, respectively, on a diluted basis. This compares to the IBES consensus estimates of $1.65 and $1.78, respectively. In light of this consistency, the management earnings projections were used by Roney in connection with its quantitative analyses performed in arriving at its opinion, and the IBES consensus earnings estimates were relied upon by Roney for the purpose of confirming such consistency.

   The management earnings projections constitute forward-looking statements and are subject to risks and uncertainties. They were based on assumptions concerning various factors, including the regulatory environment, economic conditions, and unanticipated changes in business conditions, the interest rate environment and inflation, that are difficult or impossible to predict and many of which are beyond the control of Republic, D&N or the combined company. Consequently, there can be no assurances that Republic, D&N or the combined company will achieve such results. See "Forward-Looking Statements."

   Roney assumed that all information, including the management earnings projections and the Expected Synergies, furnished to or discussed with Roney by Republic or D&N was reasonably prepared and reflected the best currently available estimates and judgments of the senior management of Republic and D&N as to the future financial performance of Republic, D&N or the combined entity, as the case may be. Republic informed Roney, and Roney further assumed, that the merger would be recorded as a pooling-of-interests under generally accepted accounting principles. Roney did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Republic or D&N, nor was Roney furnished with such materials. Roney assumed, without independent verification, that the aggregate allowances for credit losses for Republic and

D&N were adequate to cover such losses. Roney's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Roney on the date of its opinion. Roney does not have any obligation to update its opinion, unless requested by Republic in writing to do so, and Roney expressly disclaimed any responsibility to do so in the absence of any such request.

   The summary set forth below does not purport to be a complete description of either the analyses underlying Roney's opinion or the presentation made by Roney to the Republic Board, but it does summarize all of the material analyses performed and presented by Roney. The preparation of a fairness opinion is a complex process involving subjective judgments: Accordingly, Roney believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Roney's opinion. Roney arrived at its opinion based on the results of all the analyses it undertook assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Republic or D&N, and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned.

   ANALYSIS OF COMPARABLE MERGER TRANSACTIONS. Roney analyzed Midwest thrift acquisition transactions completed between October 1997 and November 1998 in which each selling thrift had a return on average assets in excess of 0.80%. The transactions analyzed were (buyer appears first): First Merit Corporation/Security First Corporation, Central Bancshares, Inc./Pioneer Financial Corporation, Commercial Federal Corporation/AmerUs Bank, Union Planters Corporation/Capital Savings Bancorp, Inc., Alliance Bancorp/Southwest Bancshares, Inc., Fifth Third Bancorp/CitFed Bancorp, Inc., Fifth Third Bancorp/State Savings Company, First State Bancshares, Incorporated/Joachim Bancorp, Inc., Magna Group, Inc./Charter Financial, Inc., Marshall & Ilsley Corporation/Advantage Bancorp, Inc., First Federal Savings Bank of Siouxland
(MHC)/GFS Bancorp, Inc., AMCORE Financial, Inc./Midwest Federal Financial Corporation, Spectrum Bancorporation, Inc./First Savings & Loan Association of South Dakota, Inc., Commercial Federal Corporation/Mid Continent Bancshares Inc., Star Banc Corporation/Great Financial Corporation, North Central Bancshares, Inc./Valley Financial Corporation, Washington Bancorp/Rubio Savings Bank, Camco Financial Corporation/GF Bancorp, Incorporated, Union Planters Corporation/Sho-Me Financial Corporation, Associated Banc-Corp/First Financial Corporation, Oak Hill Financial, Inc./Unity Savings Bank Southeastern Ohio, and Marshall & Ilsley Corporation/Security Capital Corporation.

   This analysis showed that the exchange ratio, based on a Republic common stock price of $16.56 at November 30, 1998, represented a value of $30.14 and a premium to the closing price of D&N common stock one trading day prior to announcement of the merger of 30.7%, compared to a high premium to market of 129.1%, a mean premium to market of 26.6%, a median premium to market of 11.3% and a low premium to market of 1.0%.

   For the merger and each of the above Midwest thrift acquisition transactions, Roney calculated the multiple of the exchange ratio to book value per share, the multiple of the exchange ratio to tangible book value per share, the multiple of the last 12 months fully diluted normalized earnings per share, and the ratio of merger consideration to deposits. This analysis showed the following:

                                                 EXCHANGE RATIO TO
                                   ---------------------------------------------
                                                         LAST 12 MONTHS
                                                         FULLY DILUTED
                                               TANGIBLE    NORMALIZED
                                   BOOK VALUE BOOK VALUE    EARNINGS
                                   PER SHARE  PER SHARE    PER SHARE    DEPOSITS
                                      (X)        (X)          (X)         (%)
                                   ---------- ---------- -------------- --------
Consideration to D&N ($30.14).....    2.47       2.65         18.1        23.4
Completed deals high..............    3.60       3.91         47.9        40.2
Completed deals mean..............    2.14       2.19         21.8        24.4
Completed deals median............    2.02       2.02         20.1        23.3
Completed deals low...............    1.26       1.26         12.3        13.2

   Roney recognized that no transaction reviewed was identical to the merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

   Roney also analyzed national thrift acquisition transactions completed between January, 1997 and November 1998 in which each selling thrift had total assets between $1 billion and $2 billion and a return on average assets in excess of 0.80%. The transactions analyzed were (buyer appears first): BB&T Corporation/Maryland Federal Bancorp, Inc., Commercial Federal Corporation/First Colorado Bancorp, Inc., UST Corporation/Affiliated Community Bancorp, Inc., Commercial Federal Corporation/AmerUS Bank, Marshall & Ilsley Corporation/Advantage Bancorp, Inc., BB&T Corporation/Life Bancorp, Inc., Union Planters Corporation/Magna Bancorp, Inc., CCB Financial Corporation/American Federal Bank, FSB, UST Corporation/Walden Bancorp, Inc., and North Fork Bancorporation, Inc./North Side Savings Bank.

   This analysis showed that the exchange ratio, based on a Republic common stock price of $16.56 at November 30, 1998, represented a value of $30.14 and a premium to the closing price of the D&N common stock one trading day prior to announcement of the merger of 30.7%, compared to a high premium to market of 50.6%, a mean premium to market of 27.0%, a median premium to market of 22.4% and a low premium to market of 6.2%.

   For the merger and each of the above national thrift acquisition transactions, Roney calculated the multiple of the exchange ratio to book value per share, the multiple of the exchange ratio to tangible book value per share, the multiple of the last 12 months fully diluted normalized earnings per share, and the ratio of merger consideration to deposits. This analysis also showed the following:

                                                 EXCHANGE RATIO TO
                                   ---------------------------------------------
                                                         LAST 12 MONTHS
                                                         FULLY DILUTED
                                               TANGIBLE    NORMALIZED
                                   BOOK VALUE BOOK VALUE    EARNINGS
                                   PER SHARE  PER SHARE    PER SHARE    DEPOSITS
                                      (X)        (X)          (X)         (%)
                                   ---------- ---------- -------------- --------
Consideration to D&N ($30.14).....    2.47       2.65         18.1        23.4
Completed deals high..............    3.48       3.73         28.9        32.1
Completed deals mean..............    2.31       2.41         21.6        23.5
Completed deals median............    2.15       2.31         20.9        22.9
Completed deals low...............    1.82       1.85         14.4        13.9

   Roney recognized that no transaction reviewed was identical to the merger and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

   ANALYSIS OF SELECTED COMPARABLE COMPANIES. Roney compared selected operating and stock market results of D&N to the publicly available corresponding data of certain other companies that Roney deemed to be relevant, including CFSB Bancorp, Inc., Flagstar Bancorp, Inc., Ottawa Financial Corporation, First Indiana Corporation, Alliance Bancorp, Metropolitan Financial Corp., Anchor Bancorp Wisconsin, Inc., First Federal Capital Corp., and St. Francis Capital Corporation (collectively the "D&N Composite"). This comparison showed the following:

                                    AVERAGE OF
                                       D&N
                              D&N   COMPOSITE
                             -----  ----------
   Net interest margin(1)..   2.94%    3.05%
   Efficiency Ratio(1).....  62.17%   55.67%
   Return on average as-
    sets(1)................   0.85%    1.05%
   Return on average equi-
    ty(1)..................  15.35%   15.23%
   Ratio of nonperforming
    assets to total as-
    sets(1)................   0.50%    0.66%
   Ratio of market price to
    1998 estimated earn-
    ings(2)................   13.9x    14.3x
   Ratio of market price to
    1999 estimated earn-
    ings(2)................   13.1x    13.5x
   Ratio of market price to
    book value per
    share(1)...............   1.89x    2.02x
   Ratio of market price to
    tangible book value per
    share(1)...............   2.03x    2.13x

--------
(1) At or for the twelve months ended September 30, 1998.
(2) At November 30, 1998.

   No company used in the above analyses as a comparison is identical to D&N. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of D&N and the companies to which it is being compared.

   DISCOUNTED CASH FLOW ANALYSIS. Roney prepared a discounted cash flow analysis which estimated the future after tax cash flows ("dividendable net income") that D&N might produce over the period from January 1, 1998 through December 31, 2002. These cash flows were then discounted to a present value using different discount rates (ranging from 12% to 14%) chosen to reflect different required rates of return of holders or prospective buyers of D&N common stock. Roney also estimated the terminal values for D&N common stock at
22.0 times D&N's 2002 estimated net income and 2.40 times D&N's 2002 estimated tangible book value. The multiples were chosen based on past and current multiples of comparable merger and acquisition transactions. This discounted cash flow analysis indicated a reference range of $27.83 to $30.37 per share for D&N common stock, compared to the exchange ratio value, based on a Republic common stock price of $16.56 at November 30, 1998, of $30.14 per share for D&N. The analysis was based upon Republic's senior management's projections of D&N's future performance, which were based upon many factors and assumptions including cost savings expected as a result of the acquisition of D&N by Republic, many of which are beyond the control of Republic. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Roney included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

   PRO FORMA MERGER ANALYSIS. Roney analyzed the financial impact of the merger on the holders of Republic common stock and D&N common stock. This analysis showed that the exchange ratio would result in a pro forma ownership of the combined entity of approximately 58% by stockholders of Republic and approximately 42% by stockholders of D&N, and that Republic would issue about
17.3 million shares of Republic common stock in the merger.

   Accretion/dilution analysis. Roney analyzed the pro forma financial impact of the merger on Republic's earnings per share. This analysis was based on information relating to earnings, assets, liabilities and prospects of Republic and D&N furnished to Roney by senior management of Republic and D&N. It assumed that the combined company would realize the Expected Synergies in the amounts and within the time periods specified by Republic. It also assumed management's estimate of pre-tax restructuring and merger related costs. Roney's analyses of the merger from Republic's perspective showed that the merger, compared to continued operation of Republic on a stand-alone basis, would be accretive to Republic's estimated earnings starting in 1999.

   Summary contribution analysis. Roney computed the contribution of each of Republic and D&N to the combined entity's income statement, balance sheet and market capitalization. This analysis showed the following:

                                                                    Percentage
                                                                   Contribution
                                                                    to Combined
                                                                     Entity of
                                                                   -------------
                                                                   Republic D&N
                                                                   -------- ----
   1998 net income(1).............................................   59.6   40.4
   1999 forecasted net income(2)..................................   60.1   39.9
   Total assets(1)................................................   50.9   49.1
   Total deposits(1)..............................................   53.7   46.3
   Total net loans(1).............................................   46.9   53.1
   Total equity(1)................................................   56.7   43.3
   Market capitalization(3).......................................   58.1   41.9

--------
(1) At or for the nine months ended September 30, 1998.
(2) Excluding the Expected Synergies.
(3) At November 30, 1998.

   The Republic Board retained Roney based upon the recognized experience and expertise of Roney's financial institutions group. Roney is a recognized investment banking and advisory firm. Roney, as a part of its investment banking and advisory business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Republic selected Roney as its financial advisor because of its reputation and because of its substantial experience in transactions such as the merger. In the ordinary course of business, Roney actively trades the equity securities of D&N and Republic for its own account and for the accounts of its customers and, accordingly, at any time may hold a long or short position in such securities.

   Republic and Roney have entered into a letter agreement, dated October 13, 1998, relating to the services to be provided by Roney in connection with the merger. Roney will receive a fee contingent upon the completion of the merger of approximately 0.75% of the value of the exchange ratio for services rendered in connection with advising Republic regarding the merger agreement, including the fairness opinion and financial advisory services provided to Republic, plus reimbursement of out-of-pocket expenses. Based on the average closing price of Republic's common stock twenty days prior to signing the merger agreement on December 1, 1998, such fee would be approximately $2.13 million, and Roney has received approximately 15% (or $319,500) of such fee. Republic also has agreed to indemnify Roney against certain liabilities, including liabilities under the federal securities laws.

   Roney in the past from time to time has provided financial advisory and investment banking services to Republic, for which services Roney has received customary fees. During the past two years, however, Republic has not paid any fees to Roney.

   It is to be noted, however, that D&N paid Roney a $47,500 fee in March 1997 for financial advisory services unrelated to the merger. In addition, D&N Capital Corporation, a Delaware corporation and real estate investment trust formed by D&N Bank for the purpose of acquiring and holding real estate assets, paid Roney a customary underwriting commission aggregating $931,875 in connection with D&N Capital's July 1997 public offering of 1.21 million shares of 9.0% noncumulative preferred stock, Series A.

OPINION OF D&N FINANCIAL ADVISOR

   Hovde Financial, Inc. has delivered to the D&N Board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 1, 1998, the exchange ratio is fair from a financial point of view to the holders of D&N common stock as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by D&N upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated December 1, 1998, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex B. Holders of D&N common stock should read the Hovde opinion in its entirety.

   Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The D&N Board selected Hovde to act as its financial advisor in connection with the merger on the basis of Hovde's reputation and expertise in transactions such as the merger.

   Hovde will receive a fee contingent upon the completion of the merger for services rendered in connection with advising D&N regarding the merger, including the fairness opinion and financial advisory services provided to D&N, plus reimbursement of out-of-pocket expenses. As of the date of the fairness opinion, such fee would be approximately $2.2 million, and Hovde has received approximately $219,000 of such fee. During the past two years, D&N has also paid Hovde $115,484 for financial advisory services related to D&N's acquisition of seven branches from First of America Bank Corp. in 1998.

   HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF D&N COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE AT THE D&N MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

   The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were presented to the D&N Board by Hovde on December 1, 1998. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation made by Hovde to the D&N Board, but it does summarize all of the material analyses performed and presented by Hovde.

   The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde may have given various analyses more or less weight than other analyses. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the D&N Board and its fairness opinion.

   In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of D&N and Republic. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde's analysis of the fairness of the exchange ratio, from a financial point of view, to the holders of D&N common stock. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde's opinion does not address the relative merits of the merger as compared to any other business combination in which D&N might engage. In addition, as described above, Hovde's opinion to the D&N Board was one of many factors taken into consideration by the D&N Board in making its determination to approve the merger agreement.

   During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of D&N and Republic and material prepared in connection with the merger, including, among other things, the following: the merger agreement; certain historical publicly available information concerning D&N and Republic; the nature and terms of recent merger transactions; and financial and other information provided to Hovde by the management of D&N and Republic. Hovde conducted meetings and had discussions with members of senior management of D&N and Republic regarding the strategic rationale for, and the potential benefits of, the Merger, past and current business operations, regulatory relationships, and the financial condition and prospects of Republic and D&N. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations.

   In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of all information provided to it or publicly available and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the information provided to it was reasonably prepared. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of D&N. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other information provided to it, relied upon the representations and warranties of D&N and Republic made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

   The projections for D&N relied upon by Hovde in its analyses were prepared by Hovde based upon fully diluted earnings estimates for 1998 and 1999 of $1.64 and $1.76, respectively, provided by D&N. The projections for Republic relied upon by Hovde in its analyses were prepared by Hovde based upon published earnings estimates for Republic for 1998 and 1999 of $0.96 and $1.04 per share, respectively. Hovde was advised by senior management of Republic that reliance on such published earnings estimates would be reasonable.

   PREMIUM ANALYSIS. Based upon the closing price of Republic common stock on November 27, 1998, two trading days prior to Hovde's presentation to the D&N Board, the exchange ratio results in an implied price of $30.37 per share of D&N common stock, representing a premium of approximately 39.64% to the closing price of $21.75 of D&N common stock as of November 27, 1998.

   IMPLIED OFFER VALUE ANALYSIS BASED ON REPUBLIC HISTORICAL TRADING
VALUATION. Hovde reviewed the implied offer value per share to D&N common stock based on the price of Republic common stock at different intervals during the period commencing 90 trading days prior to November 27, 1998 using the 5-day, 10-day, 15-day, 20-day, 30-day, 60-day and 90-day average closing price of Republic common stock during such period. Using such average closing prices, Hovde observed that the implied value per share to D&N common stock was between $26.75 and $30.82 during such period.

   DISCOUNTED CASH FLOW ANALYSIS. Hovde performed a discounted cash flow analysis to determine a present value per share of D&N common stock assuming D&N continued to operate as a stand-alone entity and was acquired at a later date. This present value was determined by projecting D&N's after-tax net income for the five years ended December 31, 1998 through 2002. The "terminal value" per share (i.e., the projected 2002 value per share) of D&N common stock was determined by applying a price to earnings multiple of 17.3 times against D&N's projected earnings at December 31, 2002. The present value of the terminal value was then determined using an annual discount rate of 11.0%, which Hovde viewed as the appropriate discount rate for a company with D&N's risk characteristics. The above calculations resulted in a net present value per fully diluted share of D&N common stock of $24.57 per share. On March 17, 1999, the last sales price for D&N common stock was $22.00.

   CONTRIBUTION ANALYSIS. Hovde prepared a contribution analysis showing percentages of assets, loans, deposits and common equity at September 30, 1998, and estimated 1999 net income that would be contributed to the combined company on a pro-forma basis by D&N and Republic. This analysis showed, assuming an exchange ratio of 1.82, that D&N, as of September 30, 1998, would contribute 49.10% of pro forma consolidated total assets, 52.91% of net loans, 46.30% of total deposits, 43.32% of common equity and 40.41% of estimated 1999 net income. This analysis showed that holders of D&N common stock would own approximately 42.17% of the pro-forma common shares outstanding of Republic.

   FINANCIAL IMPLICATIONS TO HOLDERS OF D&N COMMON STOCK. Hovde prepared an analysis of the financial implications of the Republic offer to a holder of D&N common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 1.82, a stockholder of D&N would achieve approximately 3.6% accretion in earnings per share, an increase in dividends per share of approximately 191.2% and a decrease in book value per share of approximately 6.9% in 1998 as a result of the completion of the merger. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of D&N common stock will experience an increase of approximately 14.4% in earnings per share, an increase of approximately 215.5% in dividends per share, and a decrease of approximately 11.7% in book value per share in 2002 as a result of the completion of the merger.

   COMPARATIVE STOCKHOLDER RETURNS. Hovde presented an analysis of comparative theoretical stockholder returns in several scenarios, including D&N remaining independent, D&N being acquired in 2002 and D&N being acquired by Republic through the merger. This analysis, which was based on the net present value of projected dividend streams and projected common stock valuations (using the current price-to-earnings multiples), indicated total stockholder returns of 10.91% if D&N remained independent, 14.65% for a merger in 2002 on the terms specified in the following paragraph, and 19.49% based on the acceptance of the offer from Republic at the exchange ratio of 1.82 shares of Republic common stock per each share of D&N common stock.

   ANALYSIS OF SELECTED MERGERS. As part of its analysis, Hovde reviewed two sets of mergers:

  . all comparable merger-of-equals transactions announced since January 1, 1995 (22 transactions) ("Merger-of-Equals Group"); and

  . all comparable mergers involving thrifts announced since January 1, 1998 in which the total assets of the seller were between $300 million and $3 billion, the tangible equity to assets ratio of the seller was between 5.0% and 9.0% and return on average equity of the seller was above 10.0% (13 transactions) (the "Thrift Merger Group").

   For each transaction in the Merger-of-Equals Group, Hovde calculated the acquired company's estimated pro-forma ownership; the acquired company's asset contribution as a percent of the pro-forma company; the acquired company's tangible common equity contribution as a percent of the pro-forma company; and deal price premium to the acquired company's trading price one day before announcement of the deal. Hovde compared these multiples with the corresponding multiples for the merger, valuing the shares of Republic common stock that would be received pursuant to the merger agreement at $30.37 per share of D&N common stock. In calculating the multiples for the merger, Hovde used D&N's book value per share and tangible book value per share at September 30, 1998, and closing trading price on November 27, 1998. The results of this analysis are as follows:

                                                        MERGER OF EQUALS GROUP
                                                       ---------------------------
 PR FORMA CONTRIBUTION BYO
    ACQUIRED COMPANY                             D&N   HIGH    LOW   MEAN   MEDIAN
-------------------------                       -----  -----  -----  -----  ------
   Ownership...................................  42.2%  55.4%  36.9%  46.8%  47.1%
   Assets......................................  49.1%  65.8%  31.3%  48.2%  49.1%
   Tangible common equity......................  42.9%  64.9%  24.7%  47.4%  49.9%

                                                     MERGER OF EQUALS GROUP
                                                    ---------------------------
                                              D&N   HIGH    LOW   MEAN   MEDIAN
                                             -----  -----  -----  -----  ------
Deal Price Ratio............................ 139.6% 127.4% 100.0% 111.2% 108.5%

   For each transaction in the Thrift Merger Group, Hovde calculated the multiple of the Offer Value to the acquired company's earnings per share ("EPS") for the twelve months preceding ("LTM") the announcement date of the transaction; the multiple of the Offer Value to the acquired company's book value per share and tangible book value per share; and the tangible book value premium to core deposits, each as of the announcement date of the transaction. Hovde compared these multiples with the corresponding multiples for the merger, valuing the shares of Republic common stock that would be received pursuant to the merger agreement at $30.37 per share of D&N common stock. In calculating the multiples for the merger, Hovde used D&N's EPS for the 12 months ended September 30, 1998, and D&N's book value per share, tangible book value per share, and total deposits as of September 30, 1998. The results of this analysis are as follows:

                                        OFFER VALUE TO
                                 -----------------------------
                                                               RATIO OF TANGIBLE
                                             TANGIBLE             BOOK VALUE
                                 BOOK VALUE BOOK VALUE          PREMIUM TO CORE
                                 PER SHARE  PER SHARE  LTM EPS     DEPOSITS
                                    (X)        (X)       (X)          (%)
                                 ---------- ---------- ------- -----------------
   D&N..........................    2.60       2.80     18.6         15.33
   Thrift Merger Group high.....    3.66       4.01     32.3         38.87
   Thrift Merger Group low......    1.45       1.46     12.1          3.01
   Thrift Merger Group mean.....    2.63       2.72     22.0         21.36
   Thrift Merger Group median...    2.57       2.64     24.4         22.22

   COMPARISON OF SELECTED COMPARABLE COMPANIES. Hovde compared selected operating and stock market characteristics of Republic to the publicly available corresponding data of certain other companies that Hovde deemed to be relevant, including BOK Financial Corporation, City Holding Company, Colonial BancGroup Incorporated, Dime Bancorp Incorporated, First Defiance Financial Corporation, First Tennessee National Corporation, Flagstar Bancorp Incorporated, Irwin Financial Corporation and Metropolitan Financial Corporation (collectively, the "Peer Group"). Based on financial data as of September 30, 1998, earnings estimates from Zacks Investment Research as of November 27, 1998 and market prices as of November 27, 1998, this comparison showed with regard to stock trading multiples the following:

                                                                   PEER GROUP
                                                                  ------------
   MARKET PRICE AS A MULTIPLE OF                         REPUBLIC MEDIAN MEAN
   -----------------------------                         -------- ------ -----
   Book value...........................................  2.70x   2.19x  2.50x
   Tangible book value..................................  2.85x   2.54x  2.81x
   1998 estimated EPS...................................  17.4x   15.8x  16.0x
   1999 estimated EPS...................................  16.0x   14.8x  14.6x

   PEER GROUP STOCK RETURN ANALYSIS. Hovde analyzed the compound annual growth rates of the stock prices (excluding dividend reinvestments) of the companies in the Peer Group and those companies that are in the Nasdaq Bank and Thrift Index ("Index") as compared to Republic, based on one-year, two-year, three-year, four-year and five-year growth rates. This analysis showed the following:

                                                                    PEER GROUP
                                                                    -----------
   GROWTH RATE                                      REPUBLIC INDEX  MEDIAN MEAN
   -----------                                      -------- -----  ------ ----
   One year........................................   20.0%  (3.3)%  12.1%  7.2%
   Two year........................................   39.0%   22.1%  32.5% 31.0%
   Three year......................................   29.0%   24.2%  30.5% 27.7%
   Four year.......................................   25.3%   28.8%  30.3% 28.6%
   Five year.......................................   18.6%   22.5%  25.0% 24.0%

   Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the exchange ratio was fair from a financial point of view to the holders of D&N common stock. Hovde's fairness opinion does not take into account any adjustment to the merger consideration that may be provided for in the merger agreement.

SUMMARY OF THE MERGER AGREEMENT

   The following discussion summarizes the material provisions of the merger agreement. A copy of the merger agreement without any exhibits or schedules is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference. We encourage you to read the merger agreement completely and carefully as it is the legal document that governs the merger.

   STRUCTURE OF THE MERGER. Pursuant to the merger agreement, and in accordance with the Michigan Business Corporation Act and the Delaware General Corporation Law, when the merger becomes effective D&N will merge with and into Republic.

   The merger will become effective at the time and date which is the later of the time at which a certificate of merger is filed with the State of Delaware and articles of merger are filed with the State of Michigan. Such filings will occur immediately following the closing of the merger and on the same day as the closing if possible, or at such other date and time as may be agreed to by Republic and D&N.

   The closing of the merger will occur on a date specified by Republic and D&N, which date will be no later than 30 days after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement. Republic and D&N each anticipate that the merger will be completed during the fiscal quarter ending June 30, 1999. However, completion of the merger could be delayed if there is a delay in obtaining the requisite regulatory approvals. There can be no assurances as to if or when such approvals will be obtained or that the merger will occur. If the merger is not completed by November 30, 1999, the merger agreement may be terminated by either Republic or D&N, unless the party that wants to terminate the merger agreement is in violation of the merger agreement. See "--Conditions to the merger" and "--Regulatory approvals required ."

   REPRESENTATIONS AND WARRANTIES. The merger agreement contains representations and warranties of Republic and D&N as to:

  .  the organization and existence of each party and its subsidiaries;

  .  the capitalization of each party and its subsidiaries;

  .  the ownership of each party's subsidiaries,

  . power and authority of each party and the compliance of the merger agreement with (a) the charter and by-laws of each party, (b) applicable law, and (c) certain material agreements;

  . the ability of the parties to consummate the transactions contemplated by the merger agreement without obtaining any governmental and third-party approvals other than certain requisite regulatory approvals (see "--Regulatory approvals required");

  .  the timely filing of required regulatory reports;

  . the accuracy of each party's financial statements and filings with the SEC;

  . each party's liability for brokers' fees in connection with the transactions contemplated by the merger agreement;

  . the absence of certain changes in each party's business since September 30, 1998 and December 31, 1997;

  .  the absence of material legal proceedings;

  .  the filing and accuracy of each party's tax returns;

  . the provisions and operation of each party's employee benefit plans and related matters;

  . the material accuracy and completeness of each party's filings with the SEC;

  .  each party's compliance with applicable law;

  .  the absence of material defaults under certain contracts;

  .  the absence of agreements between each party and regulatory agencies;

  .  the activities of the subsidiaries of each party;

  .  the ownership and status of each party's investment securities;

  . the type and status of each party's interest rate risk management instruments;

  .  the absence of undisclosed liabilities;

  .  the ownership and status of each party's intellectual property;

  . each party's real property interests and the absence of material environmental liabilities;

  . the inapplicability of state takeover laws, the inapplicability of any state laws or corporate charter provisions limiting or restricting stockholder voting rights, and the inapplicability of any state laws or charter provisions requiring a "supermajority" stockholder approval vote;

  .  the applicability of "pooling-of-interests" accounting treatment; and

  .  Year 2000 compliance.

   When the merger is completed, all representations and warranties of Republic and D&N will expire and terminate.

   CONDUCT OF BUSINESS PENDING THE MERGER. Each of us has agreed that: prior to the completion of the merger or the termination of the merger agreement and except as otherwise provided in the merger agreement, it will:

  . conduct its business only in the ordinary course consistent with past practices;

  .  maintain its books and records in accordance with past practices; and

  . use reasonable efforts to preserve its business organizations and our rights, franchises and existing relations with customers, suppliers, employees and business associates.

   Each of us has also agreed that, prior to the completion of the merger or the termination of the merger agreement and except as otherwise provided in the merger agreement, it will not:

  . take any action that would adversely affect either the receipt or timing of any governmental approvals or its obligations to the other;

  . declare, set aside or pay any dividend or make any other distribution with respect to its capital stock;

  .  reacquire or buy any of its outstanding shares;

  . issue or sell any shares of capital stock of it or any of its subsidiaries;

  . effect any stock split, stock dividend, reverse stock split or other reclassification or recapitalization of its common stock;

  . grant any options, stock appreciation or rights with respect to shares of its capital stock;

  .  sell, dispose of or pledge any significant assets;

  . merge or consolidate or acquire any other entity or acquire any significant assets;

  . sell or pledge or permit any lien to exist on any stock of any of its subsidiaries owned by it;

  .  change its charter, by-laws or other governing instruments;

  . engage in any lending activities other than in the ordinary course of business consistent with past practices;

  . cause or permit a material change in the activities presently conducted by any subsidiary or make additional investments in subsidiaries in excess of $100,000;

  .  engage in any off balance sheet interest rate swap arrangement;

  . purchase any equity securities other than Federal Home Loan Bank stock or incur or assume any indebtedness except in the ordinary and usual course of business;

  . authorize capital expenditures other than in the ordinary and usual course of business;

  . implement or adopt any change in its accounting principles, practices or methods;

  . grant any general increase in compensation or benefits to its employees or officers or pay any bonuses to its employees or officers;

  . enter into or change any employment or severance agreements with any of its directors, officers or employees;

  . increase any fees, compensation or benefits to any of its present or former directors; or

  . establish or sponsor any new deferred compensation plans or arrangements or employee benefit plans ("Employee Plans"), or deferred compensation, stock option, stock appreciation right, severance pay, retirement, incentive, group or individual health insurance, welfare, or similar plan or arrangement (a "Benefit Arrangement"), or effect any material change in its Employee Plans or Benefit Arrangements.

   We have also agreed that before completing the merger we will use our best efforts, and will take all actions necessary or appropriate, to complete the merger at the earliest possible date. In addition, neither of us will, without the prior written consent of the other: take any action that would prevent or impede the merger from qualifying for "pooling-of-interests" accounting treatment or as a reorganization within the meaning of Section 368 of the Internal Revenue Code. However, the foregoing does not limit the ability of Republic to exercise its rights under the D&N stock option agreement.

   Each of us has also agreed to use its best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on it or its subsidiaries to complete the merger, and to obtain, and to cooperate with the other to obtain, any consent, authorization, order or approval of, or any exemption by, any governmental entity or authority and any other third party which is required to be obtained by it or any of its subsidiaries in connection with the merger.

   The merger agreement expressly provides that, among other things, Republic may:

  . convert into, or exchange for, indebtedness of, or another equity interest in, Market Street Mortgage Corporation, a subsidiary of Republic Bank ("MSMC"), all or part of its equity interest in MSMC;

  . redeem, for cash and/or property, all or part of its equity interest in MSMC;

  . declare and pay a stock dividend or a stock split not exceeding 10% of the shares of Republic common stock outstanding as of the date such stock dividend is declared;

  . merge Republic Savings Bank, a subsidiary of Republic, with and into Republic Bank;

  . transfer certain assets and employees of Republic Bank and Republic Savings Bank to Republic Bancorp Mortgage Inc., a subsidiary of Republic Bank;

  . amend the articles of incorporation or by-laws of MSMC, Republic Bank and/or Republic Savings Bank to the extent necessary to effect the transactions contemplated by the merger agreement;

  . make awards of restricted shares of Republic common stock, and grant rights or options to acquire shares of Republic common stock, to directors, officers and employees of it and its subsidiaries in accordance with its Benefit Arrangements, as in effect on the date of the merger agreement, and consistent with past practices (including, without limitation, awards of stock and options pursuant to Republic's Voluntary Management Stock Accumulation Plan); and

  . issue additional shares of Republic common stock pursuant to the exercise of Republic stock options outstanding as of the date of the merger agreement or issued pursuant to the preceding bullet point of this sentence.

   The merger agreement also expressly provides that D&N may grant options to acquire shares of D&N common stock to directors, officers and employees of it and its subsidiaries in accordance with D&N's stock option plans, as in effect on the date of the merger agreement, consistent with past practices and as disclosed in the disclosure schedule delivered by D&N to Republic.

   We have also agreed to use our best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to complete the merger and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. Each party has also agreed to furnish upon request to the other all information concerning us and our subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with the merger. We have also reached certain agreements with respect to directors' and officers' indemnification and insurance, and with respect to dividends. See "-- Interests of Certain Persons in the Merger."

   Each party has further agreed to give the other access to all of our properties, books, contracts, commitments and records and to furnish information concerning our businesses, properties and personnel, subject to the restrictions and for the purposes set forth in the merger agreement.

   Republic also agreed to take, prior to completion of the merger, such action as is necessary to amend its articles of incorporation to authorize sufficient shares of Republic common stock to complete the merger.

   ADDITIONAL D&N RESERVES, ACCRUALS, CHARGES, AND EXPENSES. We have agreed to consult and cooperate with each other prior to completing the merger:

  . to conform D&N's approach to determining the level of the allowance for loan losses to the approach used by Republic;

  . to determine appropriate accruals, reserves and charges for D&N to establish and take in respect of excess facilities and equipment capacity, severance costs, write-down or write-off of various assets, and other appropriate accounting adjustments, taking into account Republic's business plan following the merger; and

  . to determine the amount and timing for recognizing, for financial accounting purposes, the expenses of the merger and the restructuring charges related to or to be incurred in connection with the merger.

   D&N will, on a basis mutually satisfactory to D&N and Republic, establish and take all such reserves, accruals and charges and recognize, for financial accounting purposes, such expenses and charges, provided that all conditions to our obligations to complete the merger have been satisfied or waived and that such reserves, accruals and charges conform with generally accepted accounting principles, applicable laws and regulations and the requirements of governmental entities.

   STOCK LISTING. Republic has agreed to list the shares of Republic common stock to be issued in the merger on the Nasdaq National Market. It is a condition to the completion of the merger that such shares of Republic common stock be authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

   DIVIDENDS. Until the earlier of the completion of the merger or the termination of the merger agreement, neither of us, without the prior written consent of the other, may make any changes in our practice of setting dividend record or dividend payment dates. We will coordinate the declaration and payment of dividends in respect of Republic common stock and/or D&N common stock and any shares of Republic common stock any such holder receives in exchange therefor in the merger with the intent that holders thereof will not receive two dividends for a single quarter or fail to receive one dividend which they would otherwise receive in the absence of the merger.

   The merger agreement prohibits D&N and its subsidiaries from declaring, setting aside, paying or making any dividend or other distribution or payment, whether in cash, stock or property, with respect to, or purchasing or redeeming, any shares of the capital stock of any of them other than D&N's regular quarterly cash dividends in the amount of $0.05 per share of D&N common stock, to the extent legally permitted, dividends paid, to the extent legally permitted, by any D&N subsidiary to another D&N subsidiary or D&N with respect to such D&N subsidiary's capital stock; and regular cash dividends, consistent with past practice, on the shares of 9.0% preferred stock of D&N Capital issued and outstanding on the date of the merger agreement.

   The merger agreement prohibits Republic and its subsidiaries from declaring, setting aside, paying or making any dividend or other distribution or payment, whether in cash, stock or property, with respect to, or purchasing or redeeming, any shares of the capital stock of any of them other than Republic's regular quarterly cash dividends in the amount of $0.08 per share of Republic common stock, to the extent legally permitted, and dividends paid, to the extent legally permitted, by any Republic subsidiary to another Republic subsidiary or Republic with respect to such Republic subsidiary's capital stock. However, with the consent of D&N, Republic recently increased its quarterly dividends to $0.09 per share of common stock.

   In addition, and as previously indicated, the merger agreement expressly provides that Republic may declare and pay a stock dividend or stock split not exceeding 10% of the shares of Republic common stock outstanding on the date such stock dividend is declared.

   EMPLOYEE BENEFIT PLANS. Following completion of the merger, the combined company will honor in accordance with their terms all deferred compensation, stock option, stock appreciation right, severance pay, retirement, incentive, group or individual health insurance, welfare or similar plan or arrangement of Republic and D&N and all provisions for vested benefits or other vested amounts earned or accrued through such time period under all deferred compensation plans or arrangements and employee benefit plans of Republic and D&N.

   The Employee Plans will not be terminated by reason of the merger but will continue thereafter as plans of the combined company until such time as the Employee Plans are integrated, subject to the terms and conditions specified in such plans and to such changes therein as may be necessary to reflect the completion of the merger. The combined company is obligated to take all necessary steps as soon as possible following the completion of the merger to integrate the Employee Plans, with full credit for prior service with D&N or Republic or any of the D&N or Republic subsidiaries for purposes of vesting and eligibility for participation (but not benefit accruals under any Employee
Plan), and co-payments and deductibles, and waiver of all waiting periods and pre-existing condition exclusions or penalties.

   EXTENSION AND WAIVER. At any time prior to the completion of the merger, by action taken or authorized by our Boards, each of us may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto and waive compliance with any of the terms of the merger agreement. However, after any approval of the merger by the stockholders of D&N, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any reduction in the amount, or change in the form, of the consideration to be delivered to the holders of D&N common stock.

   AMENDMENT. The merger agreement may be amended, whether before or after any stockholder approval, by action taken or authorized by our Boards. However, once the merger agreement is approved by the stockholders of either of us, no such amendment may change the amount or form of the consideration to be delivered to the holders of D&N common stock without their approval.

   OTHER COVENANTS. All information disclosed by one of us to the other, whether prior or subsequent to the date of the merger agreement, must be kept confidential and cannot be used by the other except as contemplated by the merger agreement, all in accordance with the terms of the confidentiality agreements between us.

   We have also agreed that if the merger agreement is terminated, then for a period of two years subsequent to such termination neither of us will, without first obtaining the prior written consent of the other, directly or indirectly, actively solicit the employment of any current director, officer or employee of the other or any subsidiary of the other, and neither of us will actively solicit business relationships with clients of the other or any subsidiary of such other solely as a result of review of any confidential information. However, the foregoing agreement does not prohibit (x) employment advertisements placed in publications of general circulation or in trade journals, (y) contacts initiated by such director, officer or employee, or (z) the hiring of any such director, officer, or employee as a result of (x) or
(y).

CONDITIONS TO THE MERGER

   Each party's obligation to complete the merger is subject to the timely satisfaction or written waiver by such party, to the extent such condition is waivable, of the following conditions:

  . The holders of the outstanding shares of D&N common stock and Republic common stock must approve the merger agreement by the respective requisite affirmative votes. The holders of the outstanding shares of Republic common stock must approve the proposed increase in Republic's authorized capital stock by the requisite affirmative vote.

  . No order restraining or prohibiting the merger in any legal, administrative, arbitration, investigatory or other proceedings by any governmental or judicial or other authority must be in effect. No statute, rule, regulation, order, injunction or decree of any governmental or regulatory authority which prohibits, materially restricts or makes illegal completion of the merger must be in effect.

  . All necessary approvals of or filings with any governmental or regulatory authority must have been obtained or made, and any applicable waiting periods must have expired. In addition, no such approval or filing must be conditioned or restricted in a manner that would have or result in a material adverse effect on the combined company as the parties reasonably and in good faith agree. All other statutory or regulatory requirements for the valid completion of the merger must be satisfied.

  . The registration statement must have been declared effective and must not be subject to a stop order of the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC, and, if the offer and sale of Republic common stock in the merger is subject to the securities laws of any state, must not be subject to a stop order of any state securities authority.

  . Each party must receive an opinion of its tax counsel (Silver, Freedman & Taff, L.L.P. in the case of D&N, and Miller, Canfield, Paddock and Stone, P.L.C. in the case of Republic), dated as of the time the merger is completed, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the time the merger is completed: (a) the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code; (b) no gain or loss will be recognized by Republic or by D&N as a result of the merger; (c) no gain or loss will be recognized by any stockholder of D&N upon the exchange of D&N common stock solely for Republic common stock in the merger; (d) the basis of the Republic common stock received by each stockholder of D&N who exchanges D&N common stock for Republic common stock in the merger will be the same as the basis of the D&N common stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of common stock of the combined company); (e) the holding period of the Republic common stock received by a D&N stockholder in the merger will include the holding period of the D&N common stock surrendered in exchange therefore, provided that such shares of D&N common stock were held as a capital asset at the time the merger is completed; and (f) cash received by a D&N stockholder for a fractional share interest of Republic common stock as part of the merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Republic common stock which the stockholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the D&N common stock was a capital asset in the stockholder's hands at the time the merger is completed).

  . All consents or approvals of all persons required for the execution, delivery and performance of the merger agreement and the completion of the merger must have been obtained and be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined company as the parties reasonably and in good faith agree.

  . The shares of Republic common stock to be issued in the merger must have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

  . Each party must have received a letter, effective as of the effective time, from its independent accountants to the effect that the merger will qualify for pooling-of-interests accounting treatment.

   D&N's obligation to effect the merger is subject to the satisfaction or written waiver by D&N of the following additional conditions:

  . Between the date of the merger agreement and the completion of the merger, Republic must not have been effected by any event or change which has had or caused a material adverse effect or material adverse change on it.

  . (a) The representations and warranties of Republic must be true and correct as of the date of the merger agreement and completion of the merger with the same effect as though made at the completion of the merger, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect, on Republic; and (b) Republic and its subsidiaries must have performed all obligations and complied with each covenant, in all material respects, and satisfied all conditions under the merger agreement on its part to be satisfied at or before the completion of the merger.

  . Neither Republic nor any Republic subsidiary can be subject to any pending litigation which, if determined adversely to Republic or any Republic subsidiary, would have a material adverse effect on Republic.

  . Republic must have delivered to D&N audited consolidated financial statements at and for the year ended December 31, 1998, including an unqualified opinion of Republic's independent auditors related thereto.

  . The new employment agreement and the acknowledgment to be executed and delivered by, among others, Mr. George J. Butvilas and Republic must have been executed and delivered by Republic.

  .  D&N must have received closing certificates from Republic.

   Republic's obligation to effect the merger is subject to the satisfaction or written waiver by Republic of the following additional conditions:

  . Between the date of the merger agreement and completion of the merger, D&N must not have been effected by any event or change which has had or caused a material adverse effect or material adverse change on D&N.

  . (a) The representations and warranties of D&N must be true and correct as of the date of the merger agreement and at the completion of the merger with the same effect as though made at the completion of the merger, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect on D&N; and (b) D&N and its subsidiaries must have performed all obligations and complied with each covenant, in all material respects, and satisfied all conditions under the merger agreement on its part to be satisfied at or before the effective time.

  . Neither D&N nor any D&N subsidiary can be subject to any pending litigation which, if determined adversely to D&N or any D&N subsidiary, would have a material adverse effect on D&N.

  . Republic must have received from D&N the letter agreements from all affiliates of D&N regarding restrictions on resale of shares of Republic common stock to ensure compliance with applicable restrictions imposed under the federal securities laws.

  . D&N must have delivered to Republic audited consolidated financial statements at and for the year ended December 31, 1998, including an unqualified opinion of D&N's independent auditors related thereto.

  . The new employment agreement and the acknowledgment to be executed and delivered by, among others, Mr. George J. Butvilas and D&N Bank, as applicable, must have been executed and delivered by Mr. George J. Butvilas and D&N Bank, as applicable.

  .  Republic must have received closing certificates from D&N.

   No assurance an be provided as to if or when the requisite regulatory approvals necessary to consummate the merger will be obtained or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed by November 30, 1999, the merger agreement may be terminated by either Republic or D&N, unless the party that wants to terminate the merger agreement is in violation of the merger agreement.

Termination of the merger agreement; expenses

   We can agree at any time to terminate the merger agreement without completing the merger, even if the stockholders of both our companies have approved it. Also, the merger agreement can be terminated:

  . at the election of either of us if the merger is not completed on or before November 30, 1999; however, this right to terminate is not available to any party whose failure to perform an obligation under the merger agreement is the cause of, or resulted in, the failure of the merger to be completed on or before such date;

  . at the election of either of us if any approval or authorization of any governmental or regulatory authority required under applicable law is denied by such governmental or regulatory authority, or such governmental or regulatory authority has requested the withdrawal of any application for any such required approval or authorization or indicated an intention to deny, or impose a condition that would have a material adverse effect on the combined company with respect to, such approval or authorization;

  . at the election of either of us if the approval of either of us has not been obtained, provided that the electing party has not failed to either call the meeting of its stockholders contemplated by the merger agreement or recommend approval of the merger agreement (and in the case of Republic, the proposed increase in Republic's authorized capital stock) by its stockholders (the "Section 3.4 Obligations");

  . at the election of either of us if the approval of D&N stockholders of the merger, or the approval of Republic stockholders of the merger and the proposed increase in Republic's authorized capital stock, has not been obtained, provided that the electing party is not then in breach of its Section 3.4 Obligations;

  . by D&N if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of D&N to complete the merger and noncompliance is not waived in writing by D&N;

  . by Republic if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Republic to complete the merger and noncompliance is not waived in writing by Republic;

  . by either of us if there has been a material breach of the other party's representations and warranties, covenants or agreements in the merger agreement of which written notice has been given to such breaching party and which has not been fully cured or cannot be fully cured within the earlier of (a) 30 days of receipt of such notice or (b) five days prior to the completion of the merger and which breach would, in the reasonable opinion of the non-breaching party, individually or in the aggregate, have, or be reasonably likely to have, a material adverse effect on the non-breaching party;

  . by D&N if (a) the Republic Board withdraws, modifies or changes in a manner adverse to D&N its approval or recommendation of the merger agreement, (b) the Republic Board authorizes Republic to enter into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a takeover proposal or (c) the Republic Board fails to recommend to Republic stockholders the adoption of the merger agreement or withdraws, modifies or changes such recommendation pursuant to the exercise of its fiduciary obligations; and

  . by Republic if (a) the D&N Board withdraws, modifies or changes in a manner adverse to Republic its approval or recommendation of the merger agreement, (b) the D&N Board authorizes D&N to enter into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a takeover proposal or (c) the D&N Board fails to recommend to D&N stockholders the adoption of the merger agreement or withdraws, modifies or changes such recommendation pursuant to the exercise of its fiduciary obligations.

   Any termination pursuant to the foregoing must be made by written notice from the party seeking termination to the other party.

   In the event the merger agreement is terminated, it will become void and have no effect, except the provisions relating to the absence of broker's or finder's fees, publicity, payment of expenses, confidentiality, and no employment solicitation will survive any such termination and abandonment. In addition, if the merger agreement is terminated under certain limited circumstances, the breaching party will not be relieved from liability for any uncured intentional and willful breach of a representation, warranty, covenant or agreement giving rise to such termination. Moreover, the aggrieved party, without terminating the merger agreement, will be entitled to specifically enforce the terms of the merger agreement against the breaching party in order to cause the merger to be consummated.

   The merger agreement provides that each of us will pay our own expenses in connection with the merger. However, we will divide equally the payment of the costs and expenses of printing and mailing the joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger.

No solicitation of transactions

   Each party has agreed that it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of it or any of its subsidiaries, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any takeover proposal. Each party has also agreed that, except as the fiduciary duties of its Board may otherwise require, as determined in good faith after consultation with its legal counsel, it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of it or any of its subsidiaries, directly or indirectly, to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any takeover proposal, to negotiate any takeover proposal with any person or entity, or to enter into any agreement, letter of intent or agreement in principle as to any takeover proposal. Each of us must promptly give written notice to the other upon becoming aware of any takeover proposal, such notice to contain, at a minimum, the identity of the persons submitting the takeover proposal, a copy of any written inquiry or other communication, the terms of any takeover proposal, any information requested or discussions sought to be initiated and the status of any requests, negotiations or expressions of interest.

   For purposes of the foregoing, "takeover proposal" means any proposal, other than as contemplated by the merger agreement, for a merger or other business combination involving either party or any of their respective financial institution subsidiaries or for the acquisition of a 10% or greater equity interest in either party or any of their respective subsidiaries, or for the acquisition of a substantial portion of the assets of either party or any of their respective subsidiaries.

Regulatory approvals required

   We have agreed to use our best efforts to obtain the requisite regulatory approvals for the merger, which include approval from the Federal Reserve, and intend to complete the filing of applications and notifications to obtain such requisite regulatory approvals promptly after the date of this joint proxy statement/prospectus. The merger cannot be completed in the absence of the requisite regulatory approvals. There can be no assurance that such requisite regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals or the absence of any litigation challenging such approvals. There can also be no assurance that the United States Department of Justice (the "DOJ") or any state attorney general will not attempt to challenge the merger on antitrust grounds or, if such a challenge is made, as to the result thereof.

   We are not aware of any other material governmental approvals or actions that are required to complete the merger other than those described below. If any additional governmental approvals or actions are required, then we presently intend to obtain those approvals or actions. There can be no assurance, however, that any such additional approvals or actions will be obtained.

   Federal Reserve. The merger is subject to approval by the Federal Reserve pursuant to Section 4 of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and Sections 25 and 25(a) of the Federal Reserve Act, as amended. We intend to promptly file the required application and notification with the Federal Reserve for approval of the merger.

   The Federal Reserve is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

   In reviewing a transaction under the applicable statutes, the Federal Reserve will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors, it is anticipated that the Federal Reserve will consider the regulatory status of Republic and D&N, current and projected economic conditions in the Midwest and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 and the regulations promulgated thereunder.

   In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve must take into account the record of performance of each of Republic and D&N in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. Republic's bank subsidiary has a satisfactory CRA rating with its Federal regulator. D&N's thrift subsidiary has a satisfactory CRA rating with its Federal regulator. None of our bank or thrift subsidiaries has received any negative comments which were material from its respective Federal regulator in its last CRA examination relating to such ratings.

   The Federal Reserve will furnish notice and a copy of the application for approval of the merger to the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the DOJ and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve. Furthermore, the BHCA and Federal Reserve regulations require publication of notice of, and the opportunity for public comment on, the applications submitted for approval of the merger and authorize the Federal Reserve to hold a public hearing in connection therewith if the Federal Reserve determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve.

   At any time the DOJ may challenge the merger on antitrust grounds and seek the divestiture of certain assets and liabilities. The commencement of an antitrust action by the DOJ would stay the effectiveness of Federal Reserve approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the DOJ could analyze the merger's effect on competition differently than the Federal Reserve, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve regarding the merger's competitive effects. Failure of the DOJ to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

   In general, the Federal Reserve and the DOJ will examine the impact of the merger on competition in various product and geographic markets, including competition for deposits and loans, especially loans to small and middle market businesses.

   Republic's right to exercise the D&N stock option agreement is also subject to the prior approval of the Federal Reserve, to the extent that such exercise would result in Republic owning more than 5% of the outstanding shares of D&N common stock. In considering whether to approve Republic's right to exercise the D&N stock option agreement, including its right to purchase more than 5% of the outstanding shares of D&N common stock, the Federal Reserve would generally apply the same statutory criteria it would apply to its consideration of approval of the merger.

   The acquisition by a bank holding company like Republic of a single savings association is not subject to interstate banking limitations; however, the acquisition of any additional savings associations other than in emergency circumstances must be specifically authorized by the laws of the state in which the additional savings association is located.

   State authorities. The merger may be reviewed by the Michigan attorney general, who is empowered under the applicable state laws and regulations to investigate and/or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations. There can be no assurance that the Michigan attorney general will not file an antitrust action to enjoin the merger.

   There can be no assurance that the regulatory authorities having jurisdiction will approve the merger and if the merger is approved, there can be no assurance as to the date of such approvals. There can also be no assurance that any such approvals will not contain a materially burdensome condition or requirement which causes such approvals to fail to satisfy the conditions to completion of the merger set forth in the merger agreement. There can likewise be no assurance that the DOJ or the Michigan attorney general will not challenge the merger, or if such a challenge is made, as to the result thereof.

Interests of certain persons in the merger

   When considering the recommendations of the D&N Board, you should be aware that some directors and officers of D&N have interests in the merger that are different from, or in addition to, yours.

   These interests arise from provisions in the merger agreement relating to appointments to the Republic Board, director and officer indemnification and insurance, and employment arrangements and employee benefits after the merger. They also arise from certain employment agreements or plans of D&N and to which such persons are parties. Our Boards were aware of these interests and considered them, among other matters, in approving the merger agreement.

   The directors, officers and principal stockholders of D&N and their associates may have had in the past, and expect to have in the future, transactions in the ordinary course of business with Republic and its subsidiaries and affiliates. The directors, officers and principal stockholders of Republic and their associates may have had in the past, and expect to have in the future, transactions in the ordinary course of business with D&N and its subsidiaries and affiliates. Such transactions were, and are expected to be, on substantially the same terms as those prevailing at the time for comparable transactions with others.

Anticipated accounting treatment

   We expect the merger to qualify as a pooling-of-interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes.

   Under pooling-of-interests accounting, D&N stockholders will be deemed to have combined their existing interests in D&N with that of Republic stockholders by exchanging their shares of D&N common stock for shares of Republic common stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of D&N, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of the combined company at their recorded amounts and no goodwill will be created. The combined company will be able to include in its consolidated income the consolidated income of D&N and Republic for the entire fiscal year in which the merger occurs (however, certain expenses incurred to effect the merger must be treated as current charges against income rather than adjustments to the balance sheet), and the reported income of the separate entities for prior periods will be combined and restated as income of the combined company.

   Historically, each of us have both undertaken stock repurchase programs, resulting in ownership of treasury shares. Under the pooling-of-interests method of accounting, such shares, if considered "tainted" under applicable accounting principles, combined with intercorporate common stock holdings and fractional shares in lieu of which cash is issued, must be less than 10 percent of the shares expected to be issued in the merger. We expect to meet this 10 percent de minimis test by the effective date of the merger. Republic rescinded its stock repurchase program on December 1, 1998. D&N completed its stock repurchase program on June 30, 1997.

   The unaudited pro forma combined financial information contained in this joint proxy statement/prospectus has been prepared using pooling-of-interests accounting to account for the merger.

   A condition to completion of the merger is receipt by each of us of letters from Ernst & Young LLP and PricewaterhouseCoopers LLP to the effect that the merger will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles if closed and consummated in accordance with the merger agreement. The receipt of such letters is a condition to completion of the merger that will not be waived by either of us. There can be no assurances as to when and if such condition will be satisfied or that the merger will be completed.

   SEC guidelines regarding qualifying for pooling-of-interests accounting also limit sales of shares of the acquiring entity and the acquired entity by affiliates of either entity in a business combination. SEC guidelines indicate further that pooling-of-interests accounting will generally not be challenged on the basis of sales by affiliates of the acquiring entity or the acquired entity of the shares of the entity they own or shares of an entity they receive in connection with a business combination during the period beginning 30 days before the business combination is completed and ending when financial results covering at least 30 days of post-combination operations of the combined company have been published, if those sales are de minimis in amount. To be viewed as de minimis, the sales by such an affiliate must not be greater than ten percent of such affiliate's pre-combination (or equivalent post-combination) shares, and the aggregate sales by all affiliates of an entity party to the business combination must not exceed the equivalent of one percent of such entity's pre-combination outstanding shares.

   D&N has agreed to use its best efforts to cause each person who is an affiliate (for purposes of Rule 145 and for purposes of qualifying the transactions contemplated by the merger agreement for pooling-of-interests accounting) of it to deliver to Republic a written agreement to agree to comply with the Securities Act and preserve the ability to treat the merger as a pooling-of-interests. In addition, Republic, as the surviving entity, has agreed to use its best efforts to publish not later than 45 days after the end of the first month after completion of the merger in which there are at least 30 days of post-merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of the SEC's Accounting Series Release No. 135.

Resale of Republic common stock; restrictions on transfer

   The Republic common stock issued to D&N stockholders in the merger will be freely transferable under the Securities Act, except for shares issued to D&N stockholders who may be deemed to be affiliates of Republic for purposes of Rule 144 under the Securities Act or affiliates of D&N for purposes of Rule 145 under the Securities Act. Affiliates will include persons, generally executive officers, directors and 10% stockholders, who control, are controlled by, or are under common control with Republic or D&N at the time of the meetings, or the combined company at or after the completion of the merger.

   This joint proxy statement/prospectus does not cover any resales of Republic common stock to be received by D&N stockholders upon completion of the merger agreement, and no person is authorized to make use of this joint proxy statement/prospectus in connection with any such resale.

   SEC guidelines regarding qualifying for the pooling-of-interests method of accounting will also limit sales of shares of the acquiring entity and the acquired entity by affiliates of either entity in a business combination. See "--Anticipated accounting treatment."

Termination fee

   If the merger agreement is terminated under the circumstances specified below, then Republic must, within ten days after notice from D&N, pay to D&N a termination fee.

   The termination fee is payable if: (1) at any time prior to termination of the merger agreement Republic authorizes, recommends, publicly proposes or publicly announces an intention to authorize, recommend or propose, or enters into an agreement with any person other than D&N to effect a takeover proposal, or fails to publicly oppose a tender offer or exchange offer by another person based on a takeover proposal; (2) D&N terminates the merger agreement because
(A) the merger was not completed before November 30, 1999 (provided that the failure of Republic to perform its obligations under the merger agreement was the cause of, or resulted in, that failure), (B) the Republic Board withdrew, modified or changed in a manner adverse to D&N its approval or recommendation of the merger agreement, or (C) the Republic Board authorizes Republic to enter into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a takeover proposal, or (3) Republic fails to call and hold the Republic meeting.

   For purposes of the foregoing, a "takeover proposal" is any proposal, other than as contemplated by the merger agreement, for a merger or other business combination involving Republic or any of its financial institution subsidiaries or for the acquisition of a 10% or greater equity interest in Republic or any of its subsidiaries, or for the acquisition of a substantial portion of the assets of Republic or any of its subsidiaries.

   The amount of the termination fee is equal to the lesser of $9,000,000 or a sum equal to three percent (3%) of the product derived by multiplying (x) 1.82 by (y) the sum derived by multiplying the number of shares of D&N common stock outstanding as of the date of termination by $22.875.

                           D&N STOCK OPTION AGREEMENT

GENERAL

   D&N granted Republic a stock option that allows Republic to buy up to 1,823,837 shares of D&N common stock at a price of $21.625 per share (the "Option Price"). The number of shares and the purchase price are subject to adjustment as described in the D&N stock option agreement. In addition, under certain circumstances the person holding the D&N stock option agreement (or the person holding shares purchased under the D&N stock option agreement) may require D&N to repurchase the D&N stock option agreement, and/or any shares purchased under the D&N stock option agreement, at a predetermined price.

   The D&N stock option agreement is exercisable only upon the occurrence of certain events, all as set forth in the D&N stock option agreement. These events are business combination or acquisition transactions relating to D&N and certain related activities, other than the merger, such as a merger or the sale of a substantial amount of assets or stock. We don't know of any event that has occurred as of the date of this joint proxy statement/prospectus that would permit Republic to exercise the D&N stock option agreement.

   The D&N stock option agreement is intended to increase the likelihood that the merger will be completed. Consequently, the D&N stock option agreement may have the effect of discouraging persons who might now or prior to the completion of the merger be interested in acquiring D&N, or a significant interest in D&N, from considering or proposing such an acquisition, even if such person were prepared to pay a higher price per share for D&N common stock than the price per share implicit in the merger. In the event Republic acquires shares of D&N Stock pursuant to the D&N stock option agreement, it would vote those shares in the election of D&N directors and other matters requiring a stockholder vote, thereby potentially having a material impact on the outcome of such matters.

   The D&N stock option agreement is an exhibit to the registration statement, and the following discussion is qualified in its entirety by reference to the D&N stock option agreement. See "Where You Can Find More Information."

EXERCISABILITY

   The D&N stock option agreement may be exercised, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), so long as written notice of such exercise is sent within six months following such Subsequent Triggering Event, or such later period as is provided in the D&N stock option agreement.

   Each of the following events or transactions occurring on or after December 1, 1998 is an Initial Triggering Event:

  . D&N or any significant subsidiary of D&N, without having received Republic's prior written consent, enters into an agreement to engage in an acquisition transaction with any person other than Republic or any of its subsidiaries or the D&N Board recommends that D&N stockholders approve or accept any acquisition transaction other than the merger. Each of the following is an "acquisition transaction": (w) a merger or consolidation, or any similar transaction, involving D&N or any D&N subsidiary (other than mergers, consolidations or similar transactions involving solely D&N and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) subsidiaries of D&N, provided any such transaction is not entered into in violation of the merger agreement), (x) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of D&N or any D&N subsidiary, or (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of D&N or any D&N subsidiary.

  . Any person other than Republic or any Republic subsidiary acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of D&N common stock.

  . D&N stockholders vote and fail to adopt the merger agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting is not held in violation of the merger agreement or is cancelled prior to termination of the merger agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Republic or any of its subsidiaries) has made, or publicly disclosed an intention to make, a proposal to engage in an acquisition transaction.

  . The D&N Board withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse in any respect to Republic its recommendation that D&N stockholders approve the merger.

  . D&N or any D&N subsidiary, without having received Republic's prior written consent, authorizes, recommends, proposes, or publicly announces its intention to authorize, recommend or propose, an agreement to engage in an acquisition transaction with any person other than Republic or a Republic subsidiary.

  . D&N provides information to or engages in negotiations with a third party relating to a possible acquisition transaction.

  . Any person other than Republic or any Republic subsidiary makes a proposal to D&N or its stockholders to engage in an acquisition transaction and such proposal is publicly announced.

  . Any person other than Republic or any Republic subsidiary files with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an acquisition transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer).

  . D&N willfully breaches any covenant or obligation contained in the merger agreement in anticipation of engaging in an acquisition transaction, and following such breach Republic entitled to terminate the merger agreement (whether immediately or after the giving of notice or passage of time or both).

  . Any person other than Republic or any Republic subsidiary other than in connection with a transaction to which Republic has given its prior written consent files an application or notice with a federal or state thrift or bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an acquisition transaction.

   Each of the following events or transactions occurring after December 1, 1998 is a Subsequent Triggering Event: the acquisition by any person, other than Republic or any Republic subsidiary, of beneficial ownership of 25% or more of the then outstanding D&N common stock; or the occurrence of the Initial Triggering Event described in the first bullet point of the description of Initial Triggering Event, except that the percentage referred to in clause (y) of the definition of "acquisition transaction" is 25%.

   Each of the following is an Exercise Termination Event: (1) the completion of the merger; (2) termination of the merger agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Republic pursuant to Section 4.4(e) of the merger agreement (but only if the breach giving rise to the termination was willful) (a "Listed Termination"); (3) the passage of 15 months, or such longer period as is provided in the D&N stock option agreement, after termination of the merger agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination or (4) the date on which Republic stockholders have voted and failed to approve the merger, unless (A) D&N is then in material violation of the merger agreement or
(B) on or prior to such date, D&N stockholders have also voted and failed to approve the merger.

REPURCHASE

   D&N must repurchase the D&N stock option agreement if requested to do so by the holder of that agreement (the "Holder"). Such a request can only be made after the occurrence of a Repurchase Event (as defined below) and prior to an Exercise Termination Event (or such later period as provided in the D&N stock option agreement). The repurchase price (the "Option Repurchase Price") will be equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the D&N stock option agreement may then be exercised.

   At the request of the owner of shares issued pursuant to an exercise of the D&N stock option agreement ("Option Shares") from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the D&N stock option agreement), D&N (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

   Each of the following events or transactions occurring after December 1, 1998 is a Repurchase Event: the acquisition by any person (other than Republic or any Republic subsidiary) of beneficial ownership of 50% or more of the then outstanding D&N common stock; or the occurrence of the Initial Triggering Event described in the first bullet point of the description of Initial Triggering Event, except that the percentage referred to in clause (y) of the definition of "acquisition transaction" shall be 50%.

   The "market/offer price" is the highest of:

  . the price per share of D&N common stock at which a tender or exchange offer therefor has been made;

  . the price per share of D&N common stock to be paid by any third party pursuant to an agreement with D&N;

  . the highest closing price for shares of D&N common stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the D&N stock option agreement or the Owner gives notice of the required repurchase of Option Shares, as the case may be; or

  . in the event of a sale of all or any substantial part of D&N's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of D&N as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to D&N, divided by the number of shares of D&N common stock outstanding at the time of such sale.

   In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to D&N.

SURRENDER

   Republic may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event, or such later period as provided in the D&N stock option agreement, relinquish the D&N stock option agreement, together with any Option Shares issued to and then owned by Republic, to D&N in exchange for a cash fee equal to the surrender price specified in the D&N stock option agreement.

REGISTRATION RIGHTS

   Upon request by Republic within the 12 month period following the first exercise of the D&N stock option agreement, or later in the event of a delay in obtaining certain regulatory approvals, D&N will prepare and file a registration statement with the SEC if such registration is necessary to permit the sale or other disposition of the shares of D&N common stock purchased upon exercise of the D&N stock option agreement. D&N will also permit Republic to include the shares in certain registration statements initiated by D&N.

Termination

   Generally, the right to exercise the D&N stock option agreement terminates upon the earliest of:

  .  the completion of the merger,

  .  15 months after the termination of the merger agreement,

  . termination of the merger agreement in accordance with its terms before the occurrence of a Purchase Event, and

  . the date on which the stockholders of Republic shall have voted and failed to approve the merger.

   Republic may not exercise the D&N stock option agreement if, at the time of exercise, it is in material breach of the merger agreement. Moreover, D&N's obligations under the D&N stock option agreement will terminate and the D&N stock option agreement will no longer be exercisable if the merger agreement is terminated and Republic is in material breach of the merger agreement when it is terminated.

Additional Provisions

   Certain rights and obligations of D&N and Republic under the D&N stock option agreement are subject to receipt of required regulatory approvals.

             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

   The following discussion summarizes all of the material anticipated federal income tax consequences of the merger to stockholders of Republic and D&N. It is based on the Internal Revenue Code of 1986, the regulations promulgated thereunder, existing administrative interpretations and court decisions. However, it is not a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of stockholders, including but not limited to stockholders who are not citizens or residents of the United Sates, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or stockholders who acquired their shares of D&N common stock pursuant to the exercise of options or similar derivative securities and otherwise as compensation. It assumes that D&N stockholders hold their shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. Because tax matters are complicated, and tax results may vary among stockholders, we urge you to contact your own tax advisor to understand fully how the merger will affect you. No ruling has been or will be requested from the IRS with respect to the tax effects of the merger.

   In connection with the filing of the registration statement, Miller, Canfield, Paddock and Stone, P.L.C. has delivered to Republic, and Silver, Freedman & Taff , L.L.P. has delivered to D&N, an opinion that, based upon certain customary factual assumptions and representations with respect to certain aspects of their assets, liabilities, expenses and capital structures prior to and at the time the merger is completed and with respect to their plans concerning certain aspects of the combined company's assets, liabilities, expenses and capital structure following the merger:

  . the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code;

  . no gain or loss will be recognized by Republic or by D&N as a result of the merger;

  . no gain or loss will be recognized by any stockholder of D&N upon the exchange of D&N common stock solely for Republic common stock in the merger, except with respect to cash received in lieu of a fractional share interest;

  . the basis of the Republic common stock received by each stockholder of D&N who exchanges D&N common stock for Republic common stock in the merger will be the same as the basis of the D&N common stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of common stock of the combined company);

  . the holding period of the Republic common stock received by a D&N stockholder in the merger will include the holding period of the D&N common stock surrendered in exchange therefore, provided that such shares of D&N common stock were held as a capital asset at the time the merger is completed; and

  . cash received by a D&N stockholder for a fractional share interest of Republic common stock as part of the merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Republic common stock which the stockholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the D&N common stock was a capital asset in the stockholder's hands at the time the merger is completed).

   Completion of the merger is conditioned upon the receipt by Republic and D&N, at the closing of the merger, of an opinion of their respective tax counsel (Miller, Canfield, Paddock and Stone, P.L.C. in the case of Republic, and Silver, Freedman & Taff , L.L.P. in the case of D&N) to the effect set forth in the preceding paragraph. These closing tax opinions will be rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the state of facts existing at the time the merger is completed.

   The receipt of such opinions is a condition to the consummation of the merger that will not be waived by either Republic or D&N.

   Payments in respect of D&N common stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a payment to a D&N stockholder or other payee if the stockholder or payee completes and signs a substitute Form W-9 or otherwise proves to the combined company and the exchange agent that it is exempt from backup withholding.

          Unaudited Pro Forma Condensed Combined Financial Statements

   The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact on our historical financial positions and results of operations of the merger under pooling-of-interests accounting. The unaudited pro forma condensed combined financial information combines our historical financial information as of December 31, 1998 and for the twelve-month periods ended December 31, 1998, 1997 and 1996, respectively. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of each period covered by such statements of income. The pro forma condensed combined balance sheet assumes the merger was consummated on December 31, 1998.

   The pro forma condensed combined financial information as of December 31, 1998 and for each of the three years ended December 31, 1998, 1997 and 1996, respectively, is based on and derived from, and should be read in conjunction with, (1) the historical consolidated financial statements and the related notes thereto of Republic, which are incorporated by reference, and (2) the historical consolidated financial statements and the related notes thereto of D&N, which are incorporated by reference. See "Where You Can Find More Information." The pro forma condensed combined financial statements do not give effect to the anticipated cost savings or potential revenue enhancements in connection with the merger.

   The pro forma data are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of the combined company or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma data are presented.

                             REPUBLIC BANCORP INC.
                         AND D&N FINANCIAL CORPORATION
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               D&N
                                                REPUBLIC    FINANCIAL  PRO FORMA
                                              BANCORP INC. CORPORATION COMBINED
                                              ------------ ----------- ---------
INTEREST INCOME
  Loans, including fees.....................    $141,537    $105,777   $247,314
  Securities and other......................       4,468      34,197     38,665
                                                --------    --------   --------
    Total interest income...................     146,005     139,974    285,979
                                                --------    --------   --------
INTEREST EXPENSE
  Deposits..................................      59,094      51,206    110,300
  Borrowings................................      27,270      36,079     63,349
                                                --------    --------   --------
    Total interest expense..................      86,364      87,285    173,649
                                                --------    --------   --------
NET INTEREST INCOME.........................      59,641      52,689    112,330
PROVISION FOR LOAN LOSSES...................       4,000       2,500      6,500
                                                --------    --------   --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
 LOSSES.....................................      55,641      50,189    105,830
OTHER INCOME................................     137,441      13,820    151,261
OTHER EXPENSES..............................     157,466      37,323    194,789
                                                --------    --------   --------
INCOME BEFORE INCOME TAXES..................      35,616      26,686     62,302
INCOME TAXES................................      12,726       7,901     20,627
                                                --------    --------   --------
INCOME BEFORE PREFERRED STOCK DIVIDENDS.....      22,890      18,785     41,675
Preferred stock dividends...................         --        2,723      2,723
                                                --------    --------   --------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS.    $ 22,890    $ 16,062   $ 38,952
                                                ========    ========   ========
EARNINGS PER COMMON SHARE
  Basic.....................................    $   0.97    $   1.75   $   0.97
                                                ========    ========   ========
  Diluted...................................    $   0.96    $   1.69   $   0.95
                                                ========    ========   ========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................      23,585       9,158     40,253
  Diluted...................................      23,894       9,507     41,197



   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                             Republic Bancorp Inc.
                         and D&N Financial Corporation
          Unaudited Pro Forma Condensed Combined Statements Of Income
                          Year Ended December 31, 1997
                     (In thousands, except per share data)

                                                               D&N
                                                Republic    Financial  Pro Forma
                                              Bancorp Inc. Corporation Combined
                                              ------------ ----------- ---------
INTEREST INCOME
Loans, including fees.......................    $105,819     $98,560   $204,379
Securities and other........................      13,033      27,133     40,166
                                                --------     -------   --------
    Total interest income...................     118,852     125,693    244,545
                                                --------     -------   --------
INTEREST EXPENSE
  Deposits..................................      48,986      47,961     96,947
  Borrowings................................      22,926      28,793     51,719
                                                --------     -------   --------
    Total interest expense..................      71,912      76,754    148,666
                                                --------     -------   --------
NET INTEREST INCOME.........................      46,940      48,939     95,879
PROVISION FOR LOAN LOSSES...................       3,031       1,350      4,381
                                                --------     -------   --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
 LOSSES.....................................      43,909      47,589     91,498
OTHER INCOME................................     102,515       8,920    111,435
OTHER EXPENSES..............................     117,742      33,223    150,965
                                                --------     -------   --------
INCOME BEFORE INCOME TAXES..................      28,682      23,286     51,968
INCOME TAXES................................       9,893       7,743     17,636
                                                --------     -------   --------
INCOME BEFORE PREFERRED STOCK DIVIDENDS.....      18,789      15,543     34,332
Preferred stock dividends...................         --        1,218      1,218
                                                --------     -------   --------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS.    $ 18,789     $14,325   $ 33,114
                                                ========     =======   ========
EARNINGS PER COMMON SHARE
  Basic.....................................    $   0.80     $  1.58   $   0.83
                                                ========     =======   ========
  Diluted...................................    $   0.79     $  1.53   $   0.81
                                                ========     =======   ========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................      23,350       9,094     39,899
  Diluted...................................      23,837       9,365     40,881


   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                             Republic Bancorp Inc.
                         and D&N Financial Corporation
          Unaudited Pro Forma Condensed Combined Statements Of Income
                          Year Ended December 31, 1996
                     (In thousands, except per share data)

                                                               D&N
                                                Republic    Financial  Pro Forma
                                              Bancorp Inc. Corporation Combined
                                              ------------ ----------- ---------
INTEREST INCOME
Loans, including fees.......................    $ 80,436    $ 86,151   $166,587
Securities and other........................      18,711      18,158     36,869
                                                --------    --------   --------
Total interest income.......................      99,147     104,309    203,456
                                                --------    --------   --------
INTEREST EXPENSE
  Deposits..................................      42,268      43,859     86,127
  Borrowings................................      20,159      17,687     37,846
                                                --------    --------   --------
    Total interest expense..................      62,427      61,546    123,973
                                                --------    --------   --------
NET INTEREST INCOME.........................      36,720      42,763     79,483
PROVISION FOR LOAN LOSSES...................         290       1,100      1,390
                                                --------    --------   --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
 LOSSES.....................................      36,430      41,663     78,093
OTHER INCOME................................      90,846       7,224     98,070
OTHER EXPENSES..............................     104,492      39,543    144,035
                                                --------    --------   --------
INCOME BEFORE INCOME TAXES..................      22,784       9,344     32,128
INCOME TAXES................................       7,718         349      8,067
                                                --------    --------   --------
INCOME BEFORE EXTRAORDINARY ITEM............      15,066       8,995     24,061
Extraordinary item--loss on early redemption
 of debt, net of tax........................        (388)        --        (388)
                                                --------    --------   --------
NET INCOME..................................    $ 14,678    $  8,995   $ 23,673
                                                ========    ========   ========
NET INCOME AVAILABLE TO COMMON
SHAREHOLDERS................................    $ 14,678    $  8,995   $ 23,673
                                                ========    ========   ========
EARNINGS PER COMMON SHARE
  Basic Earnings Per Share
  Income before extraordinary item..........    $   0.63    $   1.08   $   0.61
  Extraordinary item........................       (0.02)        --       (0.01)
                                                --------    --------   --------
  Net income per share--basic...............    $   0.61    $   1.08   $   0.60
                                                ========    ========   ========
  Diluted Earnings Per Share
  Income before extraordinary item..........    $   0.61    $   1.01   $   0.59
  Extraordinary item........................       (0.02)        --       (0.01)
                                                --------    --------   --------
  Net income per share--diluted.............    $   0.59    $   1.01   $   0.58
                                                ========    ========   ========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................      24,184       8,337     39,357
  Diluted...................................      24,794       8,906     41,003

   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

              REPUBLIC BANCORP INC. AND D&N FINANCIAL CORPORATION
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                               D&N
                                REPUBLIC    FINANCIAL   PRO FORMA    PRO FORMA
                              BANCORP INC. CORPORATION ADJUSTMENTS    COMBINED
                              ------------ ----------- -----------   ----------
ASSETS
  Cash and cash equivalents..  $   31,733  $   15,979                $   47,712
  Mortgage loans held for
   sale......................     761,227       8,801                   770,028
  Securities held to maturi-
   ty........................         --       70,124                    70,124
  Securities available for
   sale......................      47,269     554,160                   601,429
  Loans, net.................   1,201,979   1,320,347                 2,522,326
  Premises and equipment.....      18,180      19,005                    37,185
  Mortgage servicing rights..      59,445       4,822                    64,267
  Other assets...............      75,779      24,916    $ 3,950 (2)    104,645
                               ----------  ----------    -------     ----------
    TOTAL ASSETS.............  $2,195,612  $2,018,154    $ 3,950     $4,217,716
                               ==========  ==========    =======     ==========
LIABILITIES
  Deposits...................  $1,378,691  $1,264,140                $2,642,831
  Federal funds purchased,
   repurchase agreements and
   other short-term
   Borrowings................      53,500      43,438                    96,938
  Federal Home Loan Bank ad-
   vances....................     456,568     530,003                   986,571
  Long-term debt.............      47,500       4,694                    52,194
  Accrued expenses and other
   liabilities...............     108,936      31,700    $17,000 (1)    157,636
                               ----------  ----------    -------     ----------
    TOTAL LIABILITIES........   2,045,195   1,873,975     17,000      3,936,170
PREFERRED STOCK OF SUBSIDI-
 ARY.........................         --       28,719                    28,719
STOCKHOLDERS' EQUITY
  Preferred stock............         --          --                        --
  Common stock...............     118,766          93     84,701 (3)    203,560
  Capital surplus............      28,456      78,375    (84,701)(3)     22,130
  Retained earnings..........       3,432      35,265    (13,050)(1)     25,647
  Accumulated other compre-
   hensive Income............        (237)      1,727                     1,490
                               ----------  ----------    -------     ----------
    TOTAL STOCKHOLDERS' EQUI-
     TY......................     150,417     115,460    (13,050)       252,827
                               ----------  ----------    -------     ----------
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY....  $2,195,612  $2,018,154    $ 3,950     $4,217,716
                               ==========  ==========    =======     ==========


   See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                         NOTES TO REPUBLIC BANCORP INC.
                         AND D&N FINANCIAL CORPORATION
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Consistent with generally accepted accounting principles, we expect that restructuring and merger related costs incurred to complete the merger will be deducted in determining net income in the period in which they are incurred. These costs will include appropriate accruals, reserves and charges for D&N to establish and take in respect of excess facilities and equipment capacity, severance costs, and write-offs of various assets; and other adjustments taking into account Republic's business plan following the merger. The pro forma financial statements do not give effect to any cost savings which may be realized in connection with the consolidation of our operations.

  Restructuring and merger related costs to combine the operations are expected to approximate $17 million on a pre-tax basis. The Unaudited Pro Forma Condensed Combined Statements of Income do not reflect these charges. However, the Unaudited Pro Forma Condensed Combined Balance Sheet reflects these charges at that amount.

  It is anticipated that these charges will be incurred and recognized by us in the second quarter of 1999. The following table provides details of the estimated charges by type of cost:

                                                                ESTIMATED COSTS
                                                               -----------------
                                                               PRE-TAX  POST-TAX
   TYPES OF COSTS                                              COMBINED COMBINED
   --------------                                              -------- --------
                                                                 (IN MILLIONS)
   Severance and employee benefit accruals....................  $ 7.3    $ 4.7
   Professional fees..........................................    6.8      6.4
   Branch closings and real estate transactions...............     .8       .5
   Systems....................................................    1.2       .8
   Other......................................................     .9       .6
                                                                -----    -----
     Total....................................................  $17.0    $13.0
                                                                =====    =====

(2) Income tax expense on pro forma adjustments is reflected using a 35% tax rate on deductible items. As a result, an estimated $4.0 million current and deferred tax benefit is reflected herein.

(3) These reclassifications conform D&N's capital structure to that of Republic based on D&N's shares outstanding as of December 31, 1998.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

   Certain members of Republic's management and the Republic Board, and D&N's management and the D&N Board, have interests in the merger that are in addition to their interests as stockholders of Republic or stockholders. Our Boards were aware of these interests and considered them, among other matters, in approving the merger.

   The directors, officers and principal stockholders of each of Republic and D&N and their respective associates may have had in the past, and expect to have in the future, transactions in the ordinary course of business with each of Republic, D&N, and their respective subsidiaries. Except as otherwise described under "Additional Information Regarding the D&N Annual Meeting-- Certain Transactions," such transactions were, and are expected to be, on substantially the same terms as those prevailing at the time for comparable transactions with others.

DIRECTORS

   REPUBLIC. If the merger is completed the Republic Board will consist of 25 directors. These directors will consist of all ten persons serving as directors of D&N immediately prior to the merger (each, a "D&N-Related Director") and all 15 persons serving as directors of Republic immediately prior to the merger (each, a "Republic-Related Director").

   The membership of each D&N-Related Director and each Republic-Related Director on the Republic Board will be subject to such director's satisfaction of the Republic Policy regarding Director Responsibilities and Criteria for Re-election of Directors (Policy No. 201, as revised October 27, 1998) (the "Republic Directors Policy"). However, the provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of Republic occurring after such director's 70th birthday will not apply to Mr. Joseph C. Bromley, Mr. Kenneth D. Seaton, Mr. Bruce L. Cook, or Mr. George B. Smith with respect to any election of directors of Republic occurring prior to the 2000 Annual Meeting of Stockholders of Republic (the "2000 Annual Meeting"), and from and after the 2000 Annual Meeting each of Messrs. Bromley, Seaton, Cook and Smith will be a Director Emeritus of Republic, as the surviving corporation, for life.

   REPUBLIC BANK. When the merger is completed, the Board of Directors of Republic Bank will consist of not less than 23 nor more than 25 directors. These directors will consist of three persons selected by D&N and approved by Republic, which approval cannot be unreasonably withheld, and 20 of the persons serving as directors of Republic immediately prior to the merger. The membership of each director on the Republic Bank Board will be subject to such director's satisfaction of the Republic Directors Policy.

   D&N BANK. When the merger is completed, the Board of Directors of D&N Bank will consist of thirteen directors. These directors will consist of all ten persons serving as directors of D&N Bank immediately prior to the merger and three persons selected by Republic and approved by D&N, which consent cannot be unreasonably withheld. The membership of each director on the D&N Bank Board will be subject to such director's satisfaction of the Republic Directors Policy. However, the provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday will not apply to Mr. Joseph C. Bromley or Mr. Kenneth D. Seaton with respect to any election of directors of D&N Bank occurring prior to the 2000 Annual Meeting, and the provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday will not apply to Mr. Seaton with respect to any election of directors of D&N Bank occurring prior to Mr. Seaton's 75th birthday.

   REPUBLIC BANCORP MORTGAGE, INC. The provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday will not apply to Mr. George B. Smith with respect to any election of directors of Republic Bancorp Mortgage Inc. occurring prior to the 2000 Annual Meeting. From and after the 2000 Annual Meeting Mr. Smith will be a Director Emeritus of Republic for life, and may serve as Chairman of the Board of Republic Bancorp Mortgage Inc. until age 75.

EXECUTIVE OFFICERS

   Mr. Jerry D. Campbell will be the Chairman of the Board and Chief Executive Officer of Republic, Mr. George J. Butvilas will be the Vice-Chairman of the Board of Republic, and Mr. Dana M. Cluckey will be the President and Chief Operating Officer of Republic. Except as otherwise provided in the preceding sentence, at the effective time, those individuals who are the officers of Republic immediately prior to the merger will be the officers of Republic, serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of Republic by the Republic Board.

EMPLOYMENT AGREEMENTS

   BUTVILAS. George J. Butvilas, the President and Chief Executive Officer of D&N, has an employment agreement with D&N and D&N Bank (the "Existing Butvilas Employment Agreement"). It provides for, among other things, a severance payment equal to 299% of the base amount as defined in Section 280G of the Internal Revenue Code (the "Severance Payment Amount"), and for medical coverage maintained for the benefit of executives of D&N and D&N Bank until he reaches the age of 65, in the event of termination in connection with or within 12 months after a change in control which occurs during the term of his employment contract. The merger constitutes a change in control for purposes of the Existing Butvilas Employment Agreement. Accordingly, if Mr. Butvilas was so terminated, then, as of January 1, 1999, Mr. Butvilas would be entitled to a payment of approximately $2,103,000.

   Immediately prior to completion of the merger, Republic and D&N Bank will offer to employ Mr. George J. Butvilas pursuant to a new employment agreement (the "New Employment Agreement"). Simultaneously with the execution and delivery of the New Employment Agreement, D&N will cause Mr. Butvilas to execute and deliver an acknowledgment and release (the "Acknowledgment") and, as set forth in the Acknowledgment and upon his timely execution and delivery of the Acknowledgement, will pay to Mr. Butvilas the lesser of $2 million and the Severance Payment Amount. Upon and in consideration of the execution of the New Employment Agreement by Republic and the payment of the sum provided for in the Acknowledgement, the Existing Butvilas Employment Agreement will be deemed to be fully satisfied and terminated for all purposes.

   Although the New Employment Agreement is substantially similar to the Existing Butvilas Employment Agreement, it has a term of only three years. It also provides Mr. Butvilas with medical coverage maintained for the benefit of executives of D&N Bank until he reaches age 65.

   The New Employment Agreement will provide for Mr. Butvilas to be compensated pursuant to one of two alternative methods. Under the first alternative, Mr. Butvilas will be paid a base salary at an annual rate of $400,000. Under the second alternative, Mr. Butvilas will be paid a base salary at an annual rate of $200,000 and annual cash bonus compensation (up to a maximum of $600,000 per annum) in accordance with Republic's Management Incentive Bonus Plan. Under either alternative, Mr. Butvilas' base salary cannot be decreased from the prior rate. Under the second alternative, his base salary will be reviewed annually and may be increased from time to time by board action.

   The method of compensation is to be chosen by Mr. Butvilas at the time the New Employment Agreement is executed. Once the method of compensation is chosen, it will be the method of compensation in effect throughout the term of the New Employment Agreement, absent any subsequent amendment.

   The New Employment Agreement provides that in the event of his voluntary termination or his involuntary termination, Mr. Butvilas will be entitled to receive, during the remaining term of the New Employment Agreement, his base salary at the rate in effect on the date of such termination. These sums will be paid to him in the same manner and at the same times as his base salary would have been paid to him had the termination not occurred. During that time he will also be entitled to receive, subject to certain exceptions specified in the New Employment Agreement, all benefits maintained for the benefit of executive officers.

   The New Employment Agreement also provides that in the event that his employment is voluntarily terminated, then, and in consideration of the payments provided for in the immediately preceding paragraph, from the date of such termination and until that date that is three years from and after the date of the New Employment Agreement, Mr. Butvilas will not, directly or indirectly, on his own behalf or on behalf of any other person or entity, engage within Michigan, as an employee, officer, director, consultant, independent contractor, partner or sole proprietor of, or have any financial interest in, any business activity that competes with any business conducted by Republic or any of its subsidiaries prior to the date of termination. However, Mr. Butvilas will not be prohibited from investing in the securities of any entity so long as such investment does not exceed 5% of the outstanding securities of any class of securities of such entity.

   Under the New Employment Agreement, the term "involuntary termination" means termination of Mr. Butvilas' employment without his express written consent, and includes a material diminution of or interference with his duties, responsibilities and benefits as Vice-Chairman of Republic, and, prior to the date D&N Bank combines with Republic Bank or any other direct or indirect subsidiary of Republic, as President and Chief Executive Officer of D&N Bank, including (without limitation) any of the following actions unless consented to in writing by him: (1) at any time during the 12 calendar months following the date of the New Employment Agreement, a change in his principal workplace to a location that is outside of a 50 mile radius from his current work location in Hancock, Michigan as of the date of the New Employment Agreement; (2) a material change to his duties or title with Republic such that his position will thereby have less responsibility or scope than his position as of the date of the New Employment Agreement, including but not limited to a requirement that he report to anyone other than the Chairman of the Board or the Board of Directors of Republic; (3) a material reduction in the number or seniority of personnel reporting to him or a material reduction in the frequency with which, or in the nature of the matters with respect to which, such personnel are to report to him, other than as part of a bank- or holding company-wide reduction in staff; and (4) a material adverse change in his salary, perquisites, benefits or contingent benefits, other than as part of an overall program applied uniformly and with equitable effect to all members of the senior management of the bank or the holding company. The term "involuntary termination" does not include termination for cause or termination of employment due to retirement, death, disability or suspension or temporary or permanent prohibition from participation in the conduct of D&N Bank's affairs under Section 8 of the Federal Deposit Insurance Act.

   Finally, the New Employment Agreement provides that in the event of his "termination for cause," Mr. Butvilas will be paid only his base salary through the date of termination. The terms "termination for cause" and "terminated for cause" mean termination of Mr. Butvilas' employment because of his personal dishonesty, incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the New Employment Agreement. No act or failure to act by Mr. Butvilas will be considered willful unless he acted or failed to act with an absence of good faith and without a reasonable belief that his action or failure to act was in the best interests of Republic or D&N Bank, as applicable. Any act, or failure to act, based upon prior approval given by the Board of Directors of Republic or of D&N Bank, or based upon the advice of counsel for Republic or D&N Bank, will be conclusively presumed to have been done, or omitted to be done, by Mr. Butvilas in good faith and in the best interests of Republic and D&N Bank. Mr. Butvilas will not be deemed to have been terminated for cause unless and until there has been delivered to him a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board of Directors of Republic or of D&N Bank at a regular or special meeting of such Board called and held for such purpose, (after reasonable notice to Mr. Butvilas and an opportunity for him, together with his counsel, to be heard before such Board), stating that in the good faith opinion of such Board Mr. Butvilas has engaged in conduct described in this paragraph and specifying the particulars thereof in detail.

   Republic has agreed that if Mr. Butvilas' employment is involuntarily terminated within the 12 months following the completion of the merger, then it will reimburse Mr. Butvilas for any excise tax payable by him under Section 280G of the Internal Revenue Code as a result of such termination.

   The merger agreement also obligates D&N to, in accordance with the terms of the D&N Bank Overflow Plan (the "D&N SERP"), make the contribution required for 1998 under the D&N SERP. Prior to the completion of the merger, D&N will pay all amounts it is obligated to pay to the D&N SERP, including all earnings or accumulations thereon, if any, through the date of payment, to Mr. Butvilas, who is the only person eligible to receive benefits under the D&N SERP. As of the date of this joint proxy statement/prospectus about $108,054 was contained in the D&N SERP.

   JANSON. On September 24, 1997, D&N and D&N Bank entered into an employment agreement with Kenneth R. Janson, Executive Vice President and Chief Financial Officer of D&N and D&N Bank, for a term of two years. Mr. Janson's employment agreement provides for a minimum annual salary to be paid by D&N in the amount of $120,152. His salary is reviewed annually by the Chief Executive Officer of D&N and may be increased from time to time at the discretion of the D&N Board but may not be decreased from the prior rate. His employment agreement also provides for, among other things, participation in an equitable manner in employee benefits applicable to executive personnel.

   If Mr. Janson is terminated for any reason other than for cause or in connection with or within 12 months after a change in control which occurs during the term of his employment agreement, Mr. Janson will be entitled to receive his salary for the remaining term of the employment agreement at the rate in effect immediately prior to the date of termination and to medical coverage maintained for the benefit of executives of D&N and D&N Bank. In the event of his death, Mr. Janson's estate will be entitled to receive his salary through the last day of the calendar month in which he died. In the event of his disability, Mr. Janson will be entitled to receive disability income benefits provided for executive personnel.

   Mr. Janson's employment agreement also provides for a severance payment equal to 200% of the base amount as defined in Section 280G of the Internal Revenue Code in the event of termination in connection with or within 12 months after a change in control which occurs during the term of his employment agreement. The merger constitutes a change in control for purposes of his employment agreement. Accordingly, if Mr. Janson is so terminated, then, as of January 1, 1999, he will be entitled to a payment of approximately $518,000.

OTHER MATTERS

   INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The combined company must indemnify each person who is now, or who has been at any time before the merger, an officer or director of either of us or any of our subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, including reasonable attorney's fees, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a "Claim"), in which an Indemnified Party is, or is threatened to be made, a party based in whole or in part on or arising in whole or in part out of the fact that such Indemnified Party is or was a director or officer of either of us or any of our subsidiaries if the Claim pertains to any matter or fact arising, existing at or occurring before completion of the merger. This indemnification must be made to the fullest extent permitted under applicable state or federal law in effect when the merger is completed and under our governing corporation documents, as applicable. In addition, the combined company must pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or federal law in effect when the merger is completed upon receipt of any undertaking required by applicable law. The combined company's obligation to indemnify any Indemnified Party will continue for a period of six years following the completion of the merger.

   For a period of three years following the completion of the merger, the combined company must maintain in effect the current policies of directors' and officers' liability insurance maintained by D&N and its subsidiaries, or an equivalent substitute therefor, with respect to claims arising from facts or events which occurred before completion of the merger. However, the combined company will not be required to expend more than 150% of the current amount expended by D&N or any of its subsidiaries (the "Insurance Amount") to maintain or procure such insurance coverage. In the event that the combined company is unable to maintain or obtain such insurance, it will use its best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

   REPUBLIC STOCK OPTIONS. When the merger is completed, each Republic stock option then outstanding will be an option to purchase the same number of shares of Republic common stock at the same exercise price. Each Republic stock option will continue to be governed by the terms of the applicable Republic stock option plan.

   D&N STOCK OPTIONS. When the merger is completed, each D&N stock option then outstanding will be converted automatically into an option to purchase shares of Republic common stock. However, the number of shares subject to, and the exercise price of, each of those D&N stock options will be adjusted to account for the exchange ratio in the merger. The vesting, duration and other terms of the new option will be the same as the original D&N stock option except that all references to D&N will be deemed to be references to Republic.

   The merger will constitute a "change of control" under the D&N stock options. As a consequence, in connection with the merger, certain of these D&N stock options will become fully vested and exercisable if the holders of those D&N stock options are terminated within 18 months of the merger.

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

   There are no material relationships between Republic or its directors or executive officers and D&N or its directors and executive officers except as contemplated by the merger agreement or as described in this joint proxy statement/prospectus or in the materials incorporated in this joint proxy statement/prospectus by reference. In the ordinary course of business and from time to time each of Republic and D&N may do business with the other and their respective subsidiaries may enter into transactions with certain executive officers and affiliates of each of them.

DIRECTORS

   REPUBLIC. If the merger is completed, the Republic Board will consist of 25 persons, including all 15 of the persons who are currently directors of Republic and all 10 of the persons who are currently directors of D&N.

   Information with respect to the current directors of Republic and D&N, each of whom will be a director of Republic following the merger, which information was provided by such persons, is set forth below.

                                                     DIRECTOR OF REPUBLIC (R)
       NAME                                    AGE OR D&N OR D&N BANK (D) SINCE
       ----                                    --- ----------------------------
Joseph C. Bromley.............................  70             1980(D)

George J. Butvilas............................  53             1990(D)

Jerry D. Campbell.............................  58             1985(R)

Mary P. Cauley................................  51             1998(D)

Dana M. Cluckey...............................  39             1995(R)

Steven Coleman................................  46             1998(D)

Bruce L. Cook.................................  70             1985(R)

Richard J. Cramer, Sr.........................  58             1991(R)

Dr. George A. Eastman.........................  64             1990(R)

Howard J. Hulsman.............................  60             1985(R)

Gary Hurand...................................  52             1990(R)

Dennis J. Ibold...............................  50             1993(R)

Stanley A. Jacobson...........................  49             1996(D)

John J. Lennon................................  62             1993(R)

Sam H. McGoun.................................  59             1990(R)

Kelly E. Miller...............................  44             1990(R)

Joe D. Pentecost..............................  67             1985(R)

Randolph P. Piper.............................  50             1982(D)

Dr. Isaac J. Powell...........................  58             1998(R)

Kenneth D. Seaton.............................  69             1964(D)

B. Thomas M. Smith, Jr........................  64             1995(D)

George B. Smith...............................  70             1987(R)

Dr. Jeoffrey K. Stross........................  57             1993(R)

Peter Van Pelt................................  66             1988(D)

Steven E. Zack................................  48             1996(D)

   Joseph C. Bromley has been associated with Churchill Transportation, Inc. of Detroit, Michigan, a 48-state truck load carrier, since October 1990 and presently serves as its Executive Vice President and Treasurer. Mr. Bromley was a director of First Farmington Savings and Loan Association from 1959 until its merger with D&N Bank in 1980. He attended Wayne State University Management School.

   George J. Butvilas joined D&N as President in May 1990. He was named Chief Executive Officer of D&N Bank in 1991 and Chief Executive Officer of D&N in 1992. Prior to joining D&N, he served most recently as Executive Vice President and Director of Boulevard Bancorp, Inc. of Chicago, Illinois. A graduate of the U.S. Naval Academy, he has an M.B.A. degree from the Illinois Institute of Technology and graduated from the Advanced Management Program of the Harvard University Graduate School of Business.

   Jerry D. Campbell has served as Chairman of the Board of Republic since it was organized and has served as Chief Executive Officer since April 1986. From April 1986 to January 1996, Mr. Campbell also served as President of Republic. Mr. Campbell is a director of Newcor, Inc. and a director of Professionals Group, Inc., both publicly held companies. Mr. Campbell has a B.S. degree in liberal arts from Central Michigan University, and a M.B.A. degree from Wayne State University and a M.B.A. degree from The University of Michigan.

   Mary P. Cauley has been an attorney with Plunkett & Cooney of Detroit, Michigan since 1987, and a partner of that firm since 1995. Her legal specialties are labor law and employment defense. She has a B.S. degree from Northern Michigan University, an M.A. degree from the University of Northern Colorado, and a J.D. degree cum laude from the Detroit College of Law.

   Dana M. Cluckey has served as President of Republic since January 1996, and has been employed by Republic since September 1986. From November 1992 to January 1996 he was Executive Vice President and Treasurer of Republic, from October 1987 to November 1992 he was the Chief Financial Officer of Republic and from September 1986 to October 1987 he was the Controller of Republic and Cashier of Republic Bank. Mr. Cluckey has a B.B.A. degree from The University of Michigan and is a Certified Public Accountant.

   Steven Coleman is the President of Abrix Financial Services, LLC of Des Plaines, Illinois. From 1985 to July 1998, Mr. Coleman served as the Executive Vice President and Managing Director of Near North Insurance Brokerage, Inc., the largest subsidiary of Near North National Group of Chicago, Illinois. He has a B.A. degree from the University of Illinois.

   Bruce L. Cook is Chairman of Wolverine Sign Works of Owosso, Michigan, a family-owned company specializing in outdoor advertising, and has served in that capacity, or as President of that company for several years. Mr. Cook was also President and owner of Fairlane Builders, Inc., a residential construction and development company, from 1954 through 1971. Mr. Cook has both a B.B.A. and an M.B.A. degree from The University of Michigan.

   Richard J. Cramer, Sr. is President of Dee Cramer, Inc., sheet metal, heating and air conditioning contractors, where he has been employed since 1964. Mr. Cramer has a B.S. degree from the University of Notre Dame and an M.S. degree from Michigan State University.

   Dr. George A. Eastman is an Orthodontic Consultant. Dr. Eastman previously had a private practice in Flint, Michigan since 1963. Dr. Eastman has an M.S. degree from The University of Michigan and a D.D.S. degree from The University of Michigan.

   Howard J. Hulsman is Chairman of the Board of Ross Learning, Inc., a private educational concern of Oak Park, Michigan, and has served in that capacity since July 1984. From August 1973 to July 1984, he served as the President of Ross Learning, Inc. Mr. Hulsman has a B.S. degree from Ferris State College and an M.A. degree from Central Michigan University.

   Gary Hurand is President of Dawn Donut Systems, Inc., and has served in that capacity since 1971. Mr. Hurand is a Trustee of BRT Realty Trust, a publicly held company located in Great Neck, New York. Mr. Hurand has a B.A. Degree from Michigan State University.

   Dennis J. Ibold is President of Petersen & Ibold (attorneys at law) of Chardon, Ohio and has been with the firm since 1973. Mr. Ibold has a B.A. degree from Marquette University and a J.D. degree from Cleveland State University.

   Stanley A. Jacobson is an attorney and has been active in southeastern Michigan real estate developments for his own account and in association with Mark Jacobson & Associates, Inc. since 1986. Mr. Jacobson was President since 1989, and a director since 1975, of Macomb Federal Savings Bank until its merger with D&N Bank in 1996. He has a B.B.A. degree from The University of Michigan, an M.B.A. degree from New York University, and a J.D. degree from the University of Detroit.

   John J. Lennon is retired. From 1977 to 1987, Mr. Lennon was Chairman and Chief Executive Officer of White Engines, Inc. of Canton, Ohio.

   Sam H. McGoun is President and Chief Executive Officer of Willis Corroon Corporation of Michigan, Inc., an insurance agency, and has served in that capacity since 1985. Mr. McGoun has a B.S. degree from Miami University of Ohio.

   Kelly E. Miller is President and Chief Executive Officer of Miller Exploration Company, a publicly held oil and gas exploration and production company headquartered in Traverse City, Michigan, and has served in this capacity since its founding in 1997. Mr. Miller was also President of Miller Oil Corporation, a joint venture capital company concentrating in the oil and gas industry, from 1986 through 1997. Mr. Miller has B.S. and B.B.A. degrees from the University of Oklahoma.

   Joe D. Pentecost has served as President of Better Properties Inc., a commercial real estate development company of Lansing, Michigan since 1965.

   Randolph P. Piper has been an attorney-at-law in Flint, Michigan for over 25 years. He was a director of First Federal Savings and Loan Association of Flint from 1979 until its merger with D&N Bank in 1982. He has a B.A. degree from Albion Collage and a J.D. degree from the University of Detroit Law School.

   Dr. Isaac J. Powell is board certified in Urology and has practiced medicine since 1969. Dr. Powell has been an Assistant Professor in Urology in the Department of Urology, Wayne State University, School of Medicine, Detroit, Michigan since 1986. Dr. Powell is also Chief of Urology at Veterans Hospital, Allen Park, Michigan. Dr. Powell is a graduate of the Indiana University Medical School.

   Kenneth D. Seaton has been Chairman of the Board of D&N since its formation in 1988 and served as its Chief Executive Officer from 1988 to 1992. He was Chief Executive Officer of D&N Bank from 1968 to 1991. He has a B.S. degree from Michigan Technological University.

   B. Thomas M. Smith, Jr. was a consultant for ITT Corporation, a multi-national conglomerate headquartered in New York, from January 1996 to December 1996 and is now retired. Prior to that, he served as Vice President and Director of Corporate Purchasing for ITT. He has a B.A. degree from Kalamazoo College and an M.A. degree from Michigan State University.

   George B. Smith is Chairman of the Board of Republic Bancorp Mortgage Inc., a subsidiary of Republic Bank headquartered in Farmington Hills, Michigan, and has served in that capacity since 1987. From 1983 to 1987, Mr. Smith served as Chairman of the Board of Republic Bancorp Mortgage's predecessor, Mayflower Mortgage Company. Mr. Smith served as Chairman of the Board and President of Ann Arbor Mortgage Corporation from 1969 to 1983, and previously was a real estate broker in Wayne County, Michigan. Mr. Smith has a B.S. degree from Michigan State University.

   Dr. Jeoffrey K. Stross is a Professor of Internal Medicine, University Medical Center, The University of Michigan. He has a B.S. degree from The University of Michigan and an M.D. degree from The University of Michigan.

   Peter Van Pelt has served as the manager of North Wind Books (and its predecessor business, The Museum Shop) of Eagle Harbor, Michigan since January 1994. He also is an independent management consultant. Prior to 1990, he served as President of Runzheimer International of Rochester, Wisconsin, a specialized management consulting firm. He has a B.A. degree from Swarthmore College in Pennsylvania.

   Steven E. Zack has served as President of Global Commercial Credit, a specialty insurance firm in Franklin, Michigan, since March 1996 and as Executive Vice President of J.A. Versical & Associates, Inc., a Michigan retail insurance broker, since May 1994. From May 1992 to May 1994, he served as an independent insurance consultant. Mr. Zack was a director of Macomb Federal Savings Bank from 1989 until its merger with D&N Bank in 1996. He has B.S. and B.A. degrees from Michigan State University.

   Additional information about the directors of Republic appears elsewhere in this joint proxy statement/prospectus or is contained or incorporated by reference in the 1998 Republic 10-K which is incorporated by reference in this joint proxy statement/prospectus. Additional information about the directors of D&N appears elsewhere in this joint proxy statement/prospectus or is contained or incorporated by reference in the 1998 D&N 10-K, which is incorporated by reference in this joint proxy statement/prospectus.

   No director or executive officer of Republic or D&N is related to any other director or to any executive officer of Republic or D&N or of any of its subsidiaries by blood, marriage or adoption, and there are no arrangements or understandings between a director or executive officer and any other person pursuant to which such person was elected a director or executive officer of Republic or D&N or any of their respective subsidiaries.

   REPUBLIC BOARD COMMITTEES. When the merger is completed, the Republic Board will have an executive committee and those other committees that the Republic Board establishes in accordance with Section 527 of the Michigan Business Corporation Act and Republic's articles of incorporation and by-laws. The executive committee will consist of ten directors. These directors will include seven persons serving as directors of Republic immediately prior to the merger and three persons serving as directors of D&N immediately prior to the merger. Every other committee of the Republic Board will include at least one person who was a director of D&N prior to the merger.

   Currently, the only standing committees of the Republic Board are the executive committee, the audit committee, the loan committee and the personnel, compensation and nominating committee. The executive committee meets in place of the full Republic Board on special issues or when scheduling makes it difficult to convene the full Republic Board. The executive committee may act on behalf of the Republic Board on all but major corporate matters. All actions taken by the executive committee are reported at the next meeting of the Republic Board.

   REPUBLIC BANK. When the merger is completed, the Board of Directors of Republic Bank will consist of not less than 23 nor more than 25 directors. These directors will consist of three persons selected by D&N and approved by Republic, which approval cannot be unreasonably withheld, and 20 of the persons serving as directors of Republic immediately prior to the merger.

   D&N BANK. When the merger is completed, the Board of Directors of D&N Bank will consist of thirteen directors. These directors will consist of all ten persons serving as directors of D&N Bank immediately prior to the merger and three persons selected by Republic and approved by D&N, which consent cannot be unreasonably withheld.

EXECUTIVE OFFICERS

   REPUBLIC. When the merger is completed, the executive officers of Republic will consist of the persons set forth below. Executive officers are elected annually and serve at the pleasure of the Republic Board.

      NAME               AGE                           POSITION
      ----               ---                           --------
Jerry D. Campbell.......  58 Chairman of the Board and Chief Executive Officer

George J. Butvilas......  53 Vice-Chairman of the Board

Dana M. Cluckey.........  39 President and Chief Operating Officer

Barry J. Eckhold........  52 Vice President and Chief Credit Officer

Thomas F. Menacher......  42 Senior Vice President, Treasurer and Chief Financial Officer

George E. Parker III....  64 General Counsel and Corporate Secretary

   For information with respect to Messrs. Campbell, Butvilas and Cluckey, see "--Directors" above.

   Barry J. Eckhold has served as Vice President and Chief Credit Officer of Republic for more than five years.

   Thomas F. Menacher has served as Senior Vice President, Treasurer and Chief Financial Officer of Republic for more than five years.

   George E. Parker III has been General Counsel and Corporate Secretary of Republic since 1997. He was a principal in the law firm of Miller, Canfield, Paddock and Stone, P.L.C., of Detroit, Michigan for more than twenty-five years.

   Additional information about the executive officers of Republic appears elsewhere in this joint proxy statement/prospectus or is contained or incorporated by reference in Republic's Annual Report on Form 10-K For The Year Ended December 31, 1998 which is incorporated by reference in this joint proxy statement/prospectus. Additional information about the executive officers of D&N appears elsewhere in this joint proxy statement/prospectus or is contained or incorporated by reference in D&N's Annual Report on Form 10-K For The Year Ended December 31, 1998 which is incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

   REPUBLIC BANK. Those individuals who are the officers of Republic Bank immediately prior to the merger will be the officers of Republic Bank serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of Republic Bank by the Board of Directors of Republic Bank.

   D&N BANK. Those individuals who are the officers of D&N Bank immediately prior to the merger will be the officers of D&N Bank serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of D&N Bank by the Board of Directors of D&N Bank.

DIVIDENDS AFTER THE MERGER

   With the consent of D&N, Republic recently increased its quarterly dividends to $0.09 per share of common stock. Republic expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, Republic's financial condition and earnings or other factors.

   Republic's next dividend is payable April 2, 1999, to stockholders of record on March 5, 1999. Because the merger will not be effective by March 5, 1999, the dividend will not be paid on shares of Republic common stock to be issued in the merger to D&N's stockholders. We expect that, consistent with its past practices, D&N will pay a dividend to its stockholders in April 1999.

OPERATIONS

   Republic currently expects to achieve about $10.4 million in annual pre-tax synergies as a result of the merger, to be fully realized by the end of the second year following completion of the merger. However, there can be no assurances as to the achievement of such business and financial goals. Of this total, Republic expects to realize about $6.1 million in expense savings and about $4.3 million in enhanced revenues. The expense savings will be derived principally from cost reductions in the salaries and wages, and employee benefit programs, of the combined company, in the operations and technology budgets of the combined company and in the general and administrative expenses of the combined company. Republic expects to achieve increased revenues principally through improved profitability of the residential mortgage loans originated by D&N and cross-selling opportunities involving direct consumer lending. Republic also expects that the combined company will incur a one-time pre-tax restructuring charge of about $17.0 million in the year in which the merger is completed, principally as a result of expenses to be incurred in connection with severance and employee benefit accruals, professional fees, branch closings and real estate transactions, and operating systems. These expenses are expected to be incurred after completion of the merger. For additional information with respect to the estimated $17.0 million restructuring charge, see "Unaudited Pro Forma Condensed Combined Financial Statements."

   D&N has a significant indirect consumer lending business that is comprised of 1,139 vehicle dealers in seven states. Republic has never engaged in indirect consumer lending. Due to its concerns regarding the risks, reduced profitability, and potential for higher loan losses that it believes are associated with indirect consumer lending, Republic may wind down this lending program. The winding down of this business line could entail an increase in the loan loss allowances.

   The statements contained in this section, "Management and Operations After the Merger--Operations," constitute "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995, and actual results, which are dependent on a number of factors, many of which are beyond the control of Republic and D&N, may differ materially. See "Forward-Looking Statements."

                     DESCRIPTION OF REPUBLIC CAPITAL STOCK

   The following description of Republic's capital stock is subject to and qualified in its entirety by reference to Republic's articles of incorporation and by-laws, which are exhibits to the registration statement of which this joint proxy statement/prospectus forms a part and are incorporated by reference. The following description should be read carefully by D&N stockholders since, upon completion of the merger, they will become Republic stockholders. See also "Comparison of Stockholder Rights."

GENERAL

   Republic's total authorized capital stock currently consists of 5,000,000 shares of preferred stock, no par value per share, and 30,000,000 shares of common stock, $5.00 par value per share. If the proposed increase in Republic's authorized capital stock is approved by Republic stockholders, then Republic's total authorized capital stock will consist of 5,000,000 shares of preferred stock, no par value per share, and 75,000,000 shares of common stock, $5.00 par value per share.

   On the record date for the Republic meeting, no shares of Republic preferred stock were outstanding, 23,789,893 shares of Republic common stock were outstanding, and an aggregate of 3,033,418 shares of Republic common stock were reserved for issuance pursuant to incentive compensation plans of Republic. Upon completion of the merger, about 41,400,000 shares of Republic common stock will be outstanding and 4,545,949 shares of Republic common stock will be reserved for issuance pursuant to incentive compensation plans of Republic and D&N.

PREFERRED STOCK

   Republic preferred stock may be issued in one or more series at such time or times and for such consideration or considerations as the Republic Board determines. The Republic Board is expressly authorized at any time, and from time to time, to provide for the issuance of Republic preferred stock with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are expressed in the articles of incorporation of Republic or in the resolutions of the Republic Board providing for the issuance thereof. The Republic Board is authorized to, among other things, designate the series and the number of shares comprising such series, the dividend rate or rates on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund, any conversion rights and any special voting rights. Shares of Republic preferred stock redeemed or acquired by Republic return to the status of authorized and unissued shares of Republic preferred stock, without designation as to series, and may be reissued by the Republic Board.

COMMON STOCK

   Subject to the rights of any outstanding shares of Republic preferred stock, holders of Republic common stock are entitled to receive such dividends as may from time to time be declared by the Republic Board. On every issue submitted to them as Republic stockholders (other than the election of directors), they are entitled to one vote per share of Republic common stock. In an election of directors, a holder of Republic common stock is entitled to votes equal to the number of shares held multiplied by the number of directors to be elected. A stockholder with the right to cumulate votes may cast all of such votes for a single candidate for a directorship or distribute such votes among two or more candidates, as the stockholder sees fit. See "Comparison of Stockholder Rights--Board of directors; voting for directors; removal of directors."

   In the event of dissolution they are generally entitled, after provision for Republic's debts, obligations and liabilities and payment in full of the liquidation preference of any outstanding Republic preferred stock, to share ratably in all assets of Republic available for distribution to holders of Republic common stock. Holders of Republic common stock do not have preemptive rights. All shares of Republic common stock now outstanding are fully paid and nonassessable.

Transfer agent

   The registrar and transfer agent for Republic common stock is State Street Bank and Trust.

Authorized but unissued shares

   The Republic Board believes that the availability of shares of Republic common stock is advisable to provide Republic with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions or for other purposes (including, without limitation, the issuance of additional shares of Republic common stock through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of Republic common stock, except for the shares of Republic common stock to be issued in the merger, and shares of Republic common stock presently reserved for issuance.

   Uncommitted authorized but unissued shares of Republic common stock may be issued from time to time to such persons and for such consideration as the Republic Board may determine and holders of the then outstanding shares of Republic common stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the National Association of Securities Dealers, Inc. and the judgment of the Republic Board regarding the submission of such issuance to Republic's stockholders. Republic stockholders have no preemptive rights to subscribe to newly issued shares.

   Moreover, it is possible that additional shares of Republic common stock could be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Republic more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of Republic. Under these circumstances the availability of authorized and unissued shares of Republic common stock may make it more difficult for stockholders to obtain a premium for their shares. These authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Republic by means of a merger, tender offer, proxy contest or other means. They could also be privately placed with purchasers who might cooperate with the Republic Board in opposing such an attempt by a third party to gain control of Republic. The issuance of new shares of Republic common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Republic. Although Republic does not currently contemplate taking such action, shares of Republic common stock could be issued for the purposes and effects described above and the Republic Board reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

            Proposed Increase in Republic's Authorized Capital Stock

   On December 1, 1998, the Republic Board (with 16 directors present and no directors absent) unanimously approved the proposed increase in Republic's authorized capital stock. If approved by Republic stockholders, the proposed increase in Republic's authorized capital stock will be accomplished through an amendment to Republic's articles of incorporation that increases the total authorized capital stock of Republic from 35,000,000 shares to 80,000,000 shares. A copy of the amendment is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference.

   The Republic Board approved the proposed increase in Republic's authorized capital stock because the increase is necessary to complete the merger. It also believes that the continued availability of shares of Republic common stock is advisable to provide Republic with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions or for other purposes (including, without limitation, the issuance of additional shares of Republic common stock through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of Republic common stock or Republic preferred stock, except for the shares of Republic common stock to be issued in the merger, and the shares of Republic common stock presently reserved for issuance.

   The Republic Board recommends that Republic stockholders vote FOR the proposed increase in Republic's authorized capital stock.

                           Regulatory Considerations

   The following discussion describes the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and to savings and loan holding companies and their subsidiaries. It provides certain specific information relevant to us. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to us or our subsidiaries may have a material effect on our businesses. The framework described in this section will also generally be applicable to Republic following the merger.

General

   Republic is a bank holding company and a legal entity separate and distinct from its subsidiaries. Its primary subsidiary is Republic Bank, a Michigan state banking corporation. D&N is a savings and loan holding company and a legal entity separate and distinct from its subsidiaries. Its primary subsidiary is D&N Bank, a federal savings bank (or a "thrift").

   Financial institutions such as bank holding companies, banks, savings and loan holding companies, and thrifts are extensively regulated under both federal and state law. These regulations apply to, among other things, acquisitions, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits and the safety and soundness of banking practices.

   The policies and regulations of financial institution regulatory authorities have had significant effect on the operating results of financial institutions in the past and are expected to have significant effects in the future. These policies and regulations may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

   Periodically legislation is considered and adopted which has resulted in, or that could result in, further regulation or deregulation of financial institutions. In addition to the relaxation or elimination of geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions, including mutual funds, securities brokerage firms and investment banking firms. We cannot give any assurances as to whether any additional legislation will be adopted or as to the effect such legislation might have on our businesses.

   Bank holding companies. As a bank holding company, Republic is subject to regulation under the Bank Holding Company Act of 1956, as amended, and its examination and reporting requirements and is subject to the supervision of the Federal Reserve (the "BHCA").

   Banking laws and regulations restrict transactions by insured banks owned by a bank holding company, including loans to and certain purchases from the parent holding company, non-bank and bank subsidiaries of the parent holding company, principal stockholders, officers, directors and their affiliates, and investments by the subsidiary banks in the shares or securities of the parent holding company (or of any other non-bank or bank affiliates), and acceptance of such shares or securities as collateral security for loans to any borrower. The regulators also review other payments, such as management fees, made by subsidiary banks or affiliated companies.

   Under the BHCA, a bank holding company is prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks and from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiaries furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

   As a Michigan state banking corporation, Republic Bank is subject to regulation and examination by the Financial Institutions Bureau of the State of Michigan. As an institution whose deposits are insured by the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"), Republic Bank is also subject to regulation and examination by the FDIC.

   Savings and loan holding companies. As a savings and loan holding company, D&N is subject to regulation under the Home Owners Loan Act of 1933, as amended, and its examination and reporting requirements, and is subject to the supervision of the Office of Thrift Supervision ("OTS").

   Under The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the OTS is granted broad power to impose restrictions on savings and loan holding company activities if the OTS determines there is reasonable cause to believe that the continuation by the holding company of any activity constitutes a serious risk to the financial safety, soundness or stability of a subsidiary thrift. The restrictions, issued in the form of a directive, limit the payment of dividends by the thrifts; transactions between the thrift, the savings and loan holding company, and the subsidiaries or affiliates of either; and any activities of the thrift that might create a serious risk that the liabilities of the savings and loan holding company or its other affiliates may be imposed on the thrift.

   D&N's subsidiary savings bank, D&N Bank, is subject to regulation and examination by the OTS and by the FDIC because its deposits are insured by SAIF.

Dividend restrictions

   Republic. Republic is a legal entity separate and distinct from its subsidiaries. Substantially all of Republic's revenues result from dividends paid to it by Republic Bank and from earnings on investments. There are statutory and regulatory requirements applicable to the payment of dividends by Republic Bank as well as by Republic to its stockholders.

   Under Michigan law, Republic Bank may not declare a cash dividend or a dividend in kind except out of net profits then on hand after deducting all losses and bad debts, and then only if it will have a surplus amounting to not less than 20% of its capital after the payment of the dividend. Moreover, Republic Bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. Further, if the surplus of Republic Bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends). Under these dividend restrictions, Republic Bank, without obtaining governmental approvals, could declare aggregate dividends in 1999 of at least $68.5 million from retained net profits.

   D&N. D&N is also a legal entity separate and distinct from its subsidiary. Substantially all of D&N's revenues result from dividends paid to it by D&N Bank. Under regulations promulgated by the OTS, the amount of dividends that may be paid by a thrift such as D&N Bank is subject to certain limitations. These limitations depend upon whether or not the thrift's capital equals or exceeds its capital requirement immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend. A thrift which meets or exceeds its capital requirement is categorized as a "Tier 1 association" and during any calendar year may not, without the prior approval of the OTS, pay annual dividends in an amount in excess of the higher of its net income, as defined and interpreted by regulation, to date for that year, plus the amount that would reduce by one-half the thrift's "surplus capital ratio" at the beginning of the year, or 75% of its net income over the most recent four-quarter period. For purposes of determining the amount of dividends which may be paid by a thrift, the term "surplus capital ratio" means the percentage by which the thrift's capital-to-assets ratio exceeds the ratio of its capital requirement to its assets. A thrift with capital equal to or in excess of its minimum capital requirement, but less than its capital requirement, is subject to more stringent limitations on the amount of dividends that it may pay in any year without the prior approval of the OTS, while a thrift that does not have capital in an amount equal to its minimum capital requirement may not pay any dividends without the prior approval of the OTS. A thrift which meets its capital requirements but which has received notice from the OTS that it is in need of more than normal supervision will be treated as a thrift in one of the other two classes noted above, at the discretion of the OTS, unless the OTS determines that such treatment is not necessary to ensure the thrift's safe and sound operation.

   D&N Bank is categorized as a "Tier 1 association" and could make capital distributions of $48.6 million at December 31, 1998.

   OTHER FACTORS. The payment of dividends by us and our subsidiaries may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank or thrift, could include the payment of dividends), such authority may require, after notice and hearing, that such bank or thrift cease and desist from such practice or prohibit the payment of future dividends. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The OTS has indicated that the payment of dividends by a thrift whose capital is decreasing because of substantial losses would be an unsafe and unsound practice.

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

   BANK HOLDING COMPANIES. There are legal restrictions on the extent to which a bank holding company like Republic and its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries (e.g., Republic Bank). The "covered transactions" that an insured bank such as Republic Bank and its subsidiaries are permitted to engage in with their nonbank or nonsavings bank affiliates are limited to the following amounts: in the case of any one such affiliate, the aggregate amount of "covered transactions" of the insured bank and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured bank; and in the case of all affiliates, the aggregate amount of "covered transactions" of the insured bank and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured bank. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate, unless otherwise exempted by the Federal Reserve, the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Covered transactions must also be collateralized. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

   SAVINGS AND LOAN HOLDING COMPANIES. OTS regulations impose restrictions on the extent to which a savings and loan holding company, like D&N, its subsidiaries and its affiliates may engage in "covered transactions" similar to those applicable to banks. Such regulations also prohibit a thrift and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. In addition, a thrift is generally prohibited from making any loan or extension of credit to any affiliate unless the affiliate is engaged solely in activities permissible to affiliates of thrifts, and is generally prohibited from purchasing any securities of any affiliate, other than a subsidiary. A thrift and its subsidiaries may generally not purchase a low quality asset from an affiliate unless the thrift, pursuant to an independent credit evaluation, committed itself to purchase the asset prior to the time the asset was acquired by the affiliate.

Capital requirements

   General. Bank and thrift regulators continue to indicate a desire to raise capital requirements applicable to financial institutions beyond their current levels. The Federal Reserve, FDIC, and state bank regulators require banks, thrifts and holding companies to maintain minimum ratios of primary and total capital to total assets. Regulatory authorities may increase the minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect us and our subsidiaries, including the ability to pay dividends.

   Bank holding companies. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. When the guidelines became fully phased-in at the end of 1992, the minimum guidelines for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) increased from 7.25% to 8.00%. At least half of Total Capital must be composed of common stockholders' equity, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. At December 31, 1998, Republic's ratio of Tier 1 Capital to risk-based assets was 9.48%. At December 31, 1998, on a pro forma basis after giving effect to the merger, Republic's ratio of Tier 1 Capital to risk-based assets is expected to be 9.80%.

   In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies which provide for a minimum leverage ratio of Tier 1 Capital to total assets, less goodwill and certain other intangible assets (the "Tier 1 Capital leverage ratio"), of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum Tier 1 Capital leverage ratio of 4%. Republic's Tier 1 Capital leverage ratio at December 31, 1998 was 6.56%. At December 31, 1998, on a pro forma combined basis after giving effect to the merger, Republic's Tier 1 Capital leverage ratio is expected to be 6.54%.

   The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve has not advised Republic of any specific minimum Tier 1 Capital leverage ratio applicable to it.

   Republic Bank is subject to similar capital requirements adopted by the FDIC. At December 31, 1998, Republic Bank had a Tier 1 Capital ratio and a Total Capital ratio (computed under the 1992 guidelines) in excess of the fully phased-in requirements and a Tier 1 Capital to risk based assets ratio of 11.30%. No regulatory agency has advised Republic Bank of any specific applicable minimum Tier 1 Capital leverage ratio. Failure to meet capital guidelines could subject an insured bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of brokered deposits.

   In December, 1992, the Federal Reserve approved a final rule altering the method of computation of Tier 1 Capital of bank holding companies. Subject to certain exceptions, in calculating Tier 1 Capital under the revised rule, bank holding companies would be required to deduct all intangible assets other than readily marketable mortgage servicing assets, nonmortgage servicing assets, and purchased credit card relationships, each valued at least quarterly at the lesser of 90% of their fair market value or 100% of their book value, in an aggregate amount not exceeding 90% of Tier 1 Capital, with a separate sublimit of 25% of Tier 1 capital for purchased credit card relationships and nonmortgage servicing assets.

   The Federal Deposit Insurance Corporation Improvement Act of 1991 requires federal bank regulatory agencies biannually to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities. On December 31, 1992, capital adequacy regulations adopted by the FDIC, the Federal Reserve and the Comptroller of the Currency that incorporated interest rate risk into the calculation of risk-based capital and concentration of credit risk and risk from non-traditional activities into bank capital requirements became effective.

   Failure to meet the capital guidelines described above could subject an insured financial institution to a variety of sanctions, including asset growth restrictions and termination of deposit insurance by the FDIC.

   Republic expects that each of Republic Bank and D&N Bank will continue to meet its fully phased-in capital requirements and its capital requirements after the merger.

   Savings and loan holding companies. FIRREA and the regulations promulgated by the OTS thereunder require thrifts to have minimum regulatory "Tangible Capital" equal to at least 1.5% of adjusted total assets. In addition, thrifts are required to maintain minimum regulatory "Core Capital" equal to 3% of adjusted total assets, which, as discussed below, may be increased on a case by case basis, and to comply with risk-based capital requirements comparable to those applicable to banks, which currently require minimum risk-based capital equal to 8% of total risk-adjusted assets. For purposes of determining compliance with Core Capital and risk-based capital standards, thrifts may not include supervisory goodwill in the Core Capital calculation.

   The term "Tangible Capital" includes common stockholders' equity, non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries and certain non-withdrawable accounts and pledged deposits of mutual associations, minus goodwill and other intangible assets and investments in non-includable subsidiaries. The term "Core Capital" means Tangible Capital plus qualifying supervisory goodwill and certain intangible assets.

   At least 50% of a thrift's risk-based capital requirement must be met with Core Capital, while the remainder may be met with supplementary, or "Tier II Capital." "Tier II Capital" includes general loss reserves, certain cumulative perpetual preferred stock, certain hybrid debt-equity instruments and qualifying subordinated debt. The risk-based capital regulations require the inclusion of 100% of the principal amount of mortgage loans sold with recourse ("recourse servicing") for purposes of calculating risk-weighted assets. The assets are then to be included in the appropriate risk-weight category based on the requirements of the regulation for mortgage loans.

   Under FIRREA, the OTS is required to establish capital requirements for thrifts no less stringent than those established by the Comptroller of the Currency with respect to banks subject to its jurisdiction. The Comptroller of the Currency has established capital requirements for banks under its jurisdiction that are substantially similar to bank holding company capital requirements adopted by the Federal Reserve and described above. The Comptroller of the Currency has increased its core capital requirements for such banks, other than those with the highest supervisory rating. The OTS has issued a proposed rule that similarly requires an increased level of Core Capital for all thrifts other than the most highly rated thrifts. This new rule will be applied by the OTS on a case by case basis. Under this new rule, certain thrifts will be required to have at least 4% Core Capital.

   At December 31, 1998, D&N Bank had Tangible Capital equal to 6.40% of tangible assets, Core Capital equal to 6.40% of adjusted tangible assets, risk-based capital equal to 10.94% of risk-weighted assets, and Tier 1 (Core) Capital equal to 10.17% of risk-weighted assets. At December 31, 1998 on a pro forma basis after giving effect to the merger, Republic is expected to have total risk-based capital equal to 10.55% of risk-adjusted total assets.

   The OTS is permitted to establish, on an institution by institution basis, individualized minimum capital requirements exceeding the general requirements described above. Failure to meet the capital guidelines described above could subject an insured thrift to a variety of sanctions, including asset growth restrictions and termination of deposit insurance by the FDIC.

   Republic expects that D&N Bank will continue to meet applicable capital requirements after the merger.

Liability for bank subsidiaries

   Under Federal Reserve policy, Republic is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Republic would not otherwise be required to provide it. Any capital loans by a bank holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

   Under FIRREA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with the default of a commonly controlled FDIC-insured depository institution, or any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. This right of recovery by the FDIC generally is superior to any claim of the stockholders of the depository institution that is liable or of any affiliate of such institution. Republic's subsidiary banks are subject to such provisions of FIRREA and such right of recovery by the FDIC.

   Under Michigan law, if the capital of a Michigan-chartered bank is impaired by losses or otherwise, the Michigan Financial Institutions Bureau is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to cause the sale of the stock of such stockholder to make good the deficiency.

Deposit insurance assessments

   The deposits of Republic Bank and D&N Bank are currently insured to a maximum of $100,000 per depositor, subject to certain aggregation rules. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts, such as Republic Bank and D&N Bank, for deposit insurance. Separate insurance funds (BIF and SAIF) are maintained for commercial banks and thrifts, with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. Due to the high rate of failures in the recent past, the FDIC has adopted a risk-based deposit insurance premium system for all insured depository institutions, including Republic Bank and D&N Bank, which requires that a depository institution pay to BIF from $.00 to $.27 per $100, or to SAIF from $.00 to $.27 per $100, of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis. Under its risk-based assessment system, the FDIC may place a member in one of nine assessment risk categories based on certain capital and supervisory measures. The capital measures are "well capitalized," "adequately capitalized" and "undercapitalized." Within each capital group a member may be assigned to one of three supervisory subgroups:
"financially sound," "demonstrated weaknesses" and "substantial probability of loss."

   A financial institution is "well capitalized" if it has a Total Capital to risk based assets of 10% or greater, a Tier 1 Capital of 6% or greater, and a Tier 1 leverage ratio of 5% or greater. A financial institution is "adequately capitalized" if it does not meet the standards for "well capitalized" but has a Total Capital to risk based assets of 8% or greater, a Tier 1 Capital of 4% or greater, and a Tier 1 leverage ratio of 4% or greater. A financial institution is "undercapitalized" if it does not meet the standards for "adequately capitalized."

   A "financially sound" financial institution is one that is financially sound with only a few minor weaknesses. A financial institution with "demonstrated weaknesses" is one with weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to BIF or SAIF. A financial institution raising a "substantial probability of loss" is one that poses a substantial probability of loss to BIF or SAIF unless effective corrective action is taken.

   The risk-related adjusted assessment schedule adopted by the FDIC with respect to deposits insured by BIF or SAIF is as follows:

                                   FINANCIALLY DEMONSTRATED     SUBSTANTIAL
                                      SOUND     WEAKNESSES  PROBABILITY OF LOSS
                                   ----------- ------------ -------------------
   Well Capitalized...............     .00%        .03%             .17%
   Adequately Capitalized.........     .03%        .10%             .24%
   Less than Adequately Capital-
    ized..........................     .10%        .24%             .27%

   The FDIC's adoption of risk-based insurance assessment schedules did not result in a significant increase in the insurance assessment costs of Republic or D&N. As of December 31, 1998, Republic Bank and D&N Bank were each classified as "well capitalized" and "financially sound."

   The FDIC did not levy any premium on healthy banks for 1998. As a "well capitalized" and "financially sound" institution, Republic Bank did not pay (or accrue) any premiums for FDIC coverage during 1998. Since 1997, BIF insured financial institutions have serviced Financing Corp. ("FICO") bonds, which were funded by SAIF insured financial institutions. The FICO bonds were issued in the late 1980s in connection with government efforts to bail out the thrift industry. Since 1997, interest payments for FICO bonds have been borne by all FDIC insured institutions. FICO bond servicing currently requires BIF members to pay 1.22 cents for every $100 in insured deposits, and SAIF members to pay
6.10 cents for each $100 in insured deposits. The servicing payments have been collected electronically by the FDIC since January 2, 1997.

DEPOSITOR PREFERENCE STATUTE

   Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

BROKERED DEPOSITS

   Under FDIC regulations, no FDIC-insured depository institution can accept brokered deposits unless it is well capitalized, or is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

REGULATION OF PROPOSED ACQUISITIONS

   With certain limited exceptions, the BHCA prohibits bank holding companies, such as Republic, from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Any such acquisition will require, except in certain limited cases, the prior approval of the Federal Reserve.

   In evaluating an application for its approval of such an acquisition, the Federal Reserve will consider whether the performance by an affiliate of Republic of the activity can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition, or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The Federal Reserve's consideration will also include an evaluation of the financial and managerial resources of Republic, including its existing subsidiaries, and of any entity to be acquired, and the effect of the proposed transaction on those resources. This required regulatory approval is subject to public notice and comment procedures, and adverse public comments received, or adverse considerations raised by regulatory agencies, may delay or prevent consummation of such an acquisition.

   FIRREA amended the BHCA in 1989 to permit the Federal Reserve to approve an application by any bank holding company to acquire and operate a thrift as a non-bank subsidiary of such bank holding company. A bank holding company such as Republic may apply to the Federal Reserve for permission to acquire and operate a thrift engaged only in deposit-taking, lending and other activities that the Federal Reserve has determined to be permissible for bank holding companies, in accordance with the procedures and standards described in the preceding paragraph.

   With certain exceptions, a savings and loan holding company must obtain the prior written approval of the OTS before acquiring control of a thrift or savings and loan holding company through the acquisition of stock or through a merger or some other business combination. HOLA was recently amended to provide that prior written approval is not required if the acquiring entity is a bank holding company registered under, and subject to, the BHCA. Because Republic is a bank holding company registered under, and subject to, the BHCA, prior written approval of the OTS is not required in connection with the merger.

OTHER LEGISLATION

   COMMUNITY DEVELOPMENT ACT. The Riegle Community Development and Regulatory Improvement Act (the "Community Development Act") was enacted to promote economic revitalization and community development and increase the protections afforded to individuals most at risk from abusive lending practices, particularly high-interest mortgages secured by the borrowers' homes.

   The Community Development Act provides a number of initiatives to lessen the regulatory burden placed upon depository institutions and also affects a number of the consumer compliance laws by allowing streamlined disclosures for radio advertising of consumer leases, providing consumers with information necessary to challenge an "adverse characterization" due to a credit reporting agency report and by clarifying the disclosure requirements under the Real Estate Settlement Procedures Act regarding the transfer of serviced mortgaged loans.

   INTERSTATE ACT. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was enacted to facilitate the interstate expansion and consolidation of banking organizations. It permits (1) bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (2) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date, (3) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (4) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (5) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state.

   FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and revised several other federal banking statutes.

   FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critical capital level is defined as a ratio of tangible equity to total assets of two percent or less. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position under certain circumstances.

   Among other things, FDICIA requires the federal bank regulatory authorities to take "prompt corrective action" in respect of any depository institution which does not meet specified minimum capital requirements. The scope and degree of regulatory intervention is linked to the extent of the shortfall of the depository institution's capital from required minimum standards. In the case of a depository institution which is "critically undercapitalized" (a term defined to include institutions which still have a positive net worth), the federal bank regulatory authorities are generally required to appoint a conservator or receiver. FDICIA also requires the holding company of any undercapitalized depository institution to guarantee, in part, such depository institution's capital plan in order for such plan to be acceptable. FDICIA also prohibits a depository institution that is not well-capitalized from accepting brokered deposits and paying deposit interest rates which significantly exceed the prevailing rate in its own market or the national rate (as determined by the FDIC) for similar deposits. Implementing regulations for these provisions of FDICIA have not yet been adopted by the federal bank regulatory authorities.

   FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.

QUALIFIED THRIFT LENDER ("QTL") TEST

   Except in certain cases, HOLA requires savings associations to meet a QTL test to avoid certain restrictions on their operations. Most savings associations are required to maintain 65% of their "portfolio assets" (total assets minus goodwill, intangibles, property used to conduct business and liquid assets up to 20% of assets) in "qualified thrift investments" (primarily loans and other investments related to residential real estate together with certain other assets). As of December 31, 1998, D&N Bank had more than 65% of its portfolio assets in qualified thrift investments and therefore was a QTL under applicable law.

   A savings institution's failure to remain a QTL may result in: limitations on new investments and activities; imposition of branching restrictions; loss of Federal Home Loan Bank borrowing privileges; and limitations on the payments of dividends. If a savings institution that is a subsidiary of a savings and loan holding company fails to regain QTL status within one year of its loss of such status, the holding company must register as and will be deemed to be a bank holding company subject to, among other things, the business activity restrictions of the BHCA.

MORTGAGE REGULATION

   In the origination of mortgage loans, we are subject to various federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination and specify disclosures to be made to borrowers regarding credit and settlement costs.

   As sellers and servicers of mortgage loans, we are participants in the secondary mortgage market with some or all of the following: private institutional investors, Federal National Mortgage Association, Government National Mortgage Association, Federal Home Loan Mortgage Corporation, Veterans' Administration and Federal Housing Authority. In our dealings with these agencies, we are subject to various eligibility requirements prescribed by the agencies, including but not limited to net worth, quality control, bonding, financial reporting and compliance reporting requirements. The mortgage loans which we originate are subject to agency-prescribed procedures, including (without limitation) inspection and appraisal of properties, maximum loan-to-value ratios, and obtaining credit reports on prospective borrowers. On some types of loans, the agencies prescribe maximum loan amounts, interest rates and fees. When selling mortgage loans to FNMA and FHLMC, a seller must represent and warrant that all such mortgage loans conform to the requirements of FNMA and FHLMC. If the mortgage loans sold are found to be nonconforming mortgage loans, FNMA or FHLMC may require the seller to repurchase the nonconforming mortgage loans. Additionally, FNMA and FHLMC may require a seller/servicer to indemnify them against all losses arising from the seller/servicer's failure to perform its contractual obligations under the applicable selling or servicing contract.

                        Comparison of Stockholder Rights

General

   The rights of Republic stockholders are governed by Michigan law and Republic's articles of incorporation and by-laws. The rights of D&N stockholders are currently governed by Delaware law and D&N's certificate of incorporation and by-laws. When the merger is completed, the rights of D&N stockholders who become stockholders of Republic in the merger will be governed by Michigan law and Republic's articles of incorporation and by-laws.

   There are differences between the articles of incorporation and by-laws of Republic and the certificate of incorporation and by-laws of D&N that will affect stockholders' rights. Moreover, although Michigan law and Delaware law are similar in many respects, there are differences which may affect stockholders' rights.

   The following discussion describes and summarizes the material differences between the rights of Republic stockholders and the rights of D&N stockholders. It is qualified in its entirety by Michigan law and the articles of incorporation and by-laws of Republic, and by Delaware law and the certificate of incorporation and by-laws of D&N.

Board of directors; voting for directors; removal of directors

   The size of the whole D&N Board may not be less than seven or more than 15, and the number constituting the whole D&N Board, within such limitation, may be determined from time to time by resolution of the D&N Board. The D&N Board currently has 10 members and the directors are divided into three classes with the term of office of one of such classes expiring in each year. At each annual meeting of D&N stockholders, the successors to the directors of the class whose term is expiring at that time are elected to hold office for a term of three years.

   In contrast, the size of the whole Republic Board may not be less than six or more than 30, and the number constituting the whole Republic Board, within such limitation, may be determined from time to time by resolution of the Republic Board. The Republic Board currently consists of 15 members, all of whom are elected annually by the stockholders of Republic. If the merger is completed, the Republic Board will consist of a single class of directors comprised of 25 persons, all of whom will be elected annually by the stockholders of Republic.

   D&N's stockholders do not have the right to cumulate their votes in the election of directors, while Republic's stockholders do have such a right. This means that, with respect to an election of directors, a D&N stockholder is entitled to one vote for each share held, whereas a Republic stockholder is entitled to votes equal to the number of shares held multiplied by the number of directors to be elected. A stockholder with the right to cumulate votes may cast all of such votes for a single candidate for a directorship or may distribute such votes among two or more candidates, as the stockholder sees fit.

   D&N and Republic stockholders have different rights with respect to the removal of directors. Under Delaware law, directors serving on a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Because D&N's certificate of incorporation contains no contrary provisions, D&N directors are subject to removal by stockholders only for cause. Moreover, D&N's certificate of incorporation provides that a D&N director may be removed only by the affirmative vote of (1) not less than a majority of the directors then in office and (2) the holders of not less than a majority of the outstanding shares of D&N capital stock entitled to vote generally in the election of directors, voting as a single class. Under Michigan law, directors may be removed with or without cause unless the corporation's articles of incorporation provides otherwise. Because Republic's articles of incorporation contain no contrary provision, Republic directors are subject to removal by stockholders with or without cause and by the affirmative vote of a majority of shares entitled to vote at an election of directors. However, since Republic stockholders have the right to cumulate their votes in the election of directors, under Michigan law, unless all of the Republic

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

directors are removed, no individual director may be removed if the votes cast against such director's removal would be sufficient to elect such director if voted cumulatively.

STOCKHOLDER VOTING REQUIREMENTS

   GENERAL. All matters submitted to a vote of D&N stockholders, other than the election of directors (for which the affirmative vote of a plurality of the votes cast at an election is required), the removal of directors for cause, the amendment of by-laws and certain provisions of D&N's certificate of incorporation, certain business combination transactions involving major stockholders or affiliates of D&N and certain business combination transactions, are determined by the holders of shares entitling them to exercise a majority of the total voting power of D&N. All matters submitted to a vote of Republic stockholders, other than the election of directors (for which, subject to the rights of Republic stockholders to elect cumulative voting, the affirmative vote of a plurality of the votes cast at an election is required) and certain business combination transactions involving a 10% stockholder or an affiliate thereof, are determined by a vote of the holders of shares entitling them to exercise a majority of the voting power of Republic.

   SUPERMAJORITY VOTING PROVISIONS OF THE D&N CHARTER DOCUMENTS. Section 9 of D&N's certificate of incorporation provides that the affirmative vote of the holders of 75% of the "D&N Voting Shares," voting as a single class, is required to approve certain mergers or consolidations, certain sales, leases, exchanges, mortgages, pledges, transfers or dispositions of assets, certain recapitalizations or reclassifications of securities, certain issuances or transfers of voting securities or securities convertible into or exercisable for voting securities, and certain other business combination transactions involving D&N or a subsidiary of D&N and a "Related Person" or an affiliate or associate of a Related Person (collectively, a "Business Combination"). Section 9 of D&N's certificate of incorporation defines "Voting Shares" to mean any shares of D&N entitled to vote generally in the election of directors, and defines "Related Person" to mean any person who is the beneficial owner of 10% or more of the outstanding D&N Voting Shares. A "Related Person" includes any person who is a Related Person as of the time any definitive agreement relating to a Business Combination is entered into, or as of the record date for the determination of stockholders entitled to notice of and to vote on a Business Combination, or immediately prior to the consummation of a Business Combination.

   Section 9 of D&N's certificate of incorporation provides that the supermajority voting provisions contained therein do not apply to any Business Combination that either is approved by the affirmative vote of at least 75% of D&N's "Continuing Directors" or satisfies certain price, form of consideration and procedural requirements designed to ensure the fairness of such Business Combination. Section 9 of D&N's certificate of incorporation defines "Continuing Director" to mean any member of the D&N Board who is unaffiliated with the Related Person and was a member of the D&N Board prior to the time that such Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with such Related Person and is recommended to succeed a Continuing Director by a majority of D&N's Continuing Directors.

   By virtue of the approval of the merger agreement by the requisite percentage of D&N's Continuing Directors, the provisions of Section 9 of D&N's certificate of incorporation do not apply to the merger or the D&N stock option agreement.

   Section 9 of D&N's certificate of incorporation also provides that any amendment, addition, alteration, change or repeal of said Section 9, or any other amendment of the certificate of incorporation or by-laws of D&N inconsistent with or modifying or permitting circumvention of said Section 9, must first be proposed by the D&N Board upon the affirmative vote of at least two-thirds of the directors then in office at a duly constituted meeting of the D&N Board called expressly for such purpose, and thereafter approved by the affirmative vote of the holders of at least 75% of D&N's then outstanding Voting Shares, voting as a single class. The foregoing supermajority voting requirement does not apply to any such amendment, addition, alteration, change or repeal recommended to D&N's stockholders by the affirmative vote of not less than 75% of the Continuing Directors. For the purposes of the foregoing, if at the time when any such amendment, addition, alteration, change or repeal is under consideration there is no proposed Business Combination, then the term "Continuing Directors" is deemed to mean the entire D&N Board.

   Section 14 of D&N's certificate of incorporation provides that no amendment, addition, alteration, change, or repeal of any provision of D&N's certificate of incorporation may be made, unless it is first proposed by the D&N Board, upon the affirmative vote of at least a majority of the directors then in office at a duly constituted meeting of the D&N Board called expressly for such purpose, and thereafter approved by the stockholders by a majority of the total votes eligible to be cast at a duly constituted meeting of stockholders called expressly for such purpose; except that the affirmative vote of two-thirds of the directors then in office and holders of at least 75% of the total votes eligible to be cast at such meeting of stockholders is required to amend, add to, alter, change or repeal Section 6 (which governs the composition and classification of the D&N Board and the removal of directors), Section 8 (which governs the calling of special meetings of stockholders), Section 9 (which governs Business Combinations), Section 10 (which governs indemnification of directors and officers), Section 11 (which limits the personal liability of directors) and Section 12 (which requires certain regulatory approvals in connection with acquisitions of control of D&N Bank) of D&N's certificate of incorporation and Section 14 (which governs amendments of D&N's certificate of incorporation). Section 14 of D&N's certificate of incorporation also provides that Section 9 of D&N's certificate of incorporation may be amended, added to, altered, changed or repealed only as described in the preceding paragraph.

   SUPERMAJORITY VOTING PROVISIONS OF THE REPUBLIC CHARTER
DOCUMENTS. Republic's articles of incorporation and by-laws do not contain any supermajority voting provisions analogous to the provisions of Section 6,
Section 9 and Section 14 of D&N's certificate of incorporation.

ANTI-TAKEOVER LAWS AND CHARTER PROVISIONS

   D&N is subject to Section 203 of the Delaware General Corporation Law, which applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system, or held of record by more than 2,000 persons, and restricts transactions which may be entered into by such a corporation and certain of its stockholders. Section 203 provides, in essence, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to its provisions (an "Interested Stockholder") may not, except with certain board of directors and/or stockholder approvals, engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder.

   Section 203 of the Delaware General Corporation Law defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit other than on a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the company which increase the proportionate interest of the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits. By virtue of the prior approval of the merger agreement, and the D&N stock option agreement by the D&N Board, Section 203 of the Delaware General Corporation Law does not apply to the merger or the D&N stock option agreement.

   In addition to Section 203, Section 9 and Section 14 of D&N's certificate of incorporation and the classification of the D&N Board may have the effect of deterring a third party from acquiring or attempting to acquire a controlling interest in D&N in a transaction or series of transactions not supported by the D&N Board.

   Republic is subject to the Michigan "Fair Price" statute (Chapter 7A of the Michigan Business Corporation Act), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. Chapter 7A requires, for a business combination with an "interested stockholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), an advisory statement from the corporation's board of directors, the approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of two-thirds of the holders of each such class other than the interested stockholder. The supermajority voting requirements do not apply where the interested stockholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all stockholders or where the board of directors has approved the transaction with respect to a particular interested stockholder prior to the interested stockholder becoming an interested stockholder.

   Republic is also subject to the Michigan "Control Share Acquisition" statute (Chapter 7B of the Michigan Business Corporation Act). Chapter 7B provides that an entity that acquires "control shares" may vote the control shares on any matter only if a majority of all shares, and of all non-"interested shares," entitled to vote and of each class of stock entitled to vote as a class, approve such voting rights. "Interested shares" are defined generally as those shares owned by officers of the corporation, employee directors of the corporation and the entity making the control share acquisition. Control shares are defined generally as shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors within any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a Michigan corporation on the approval of a majority of its pre-existing disinterested stockholders.

   The Michigan "Fair Price" statute does not apply to the merger because the merger will not alter the contract rights of the Republic common stock. The Michigan "Control Share Acquisition" statute does not apply to the merger because Republic is a party to the merger agreement and the merger will be effected in compliance with Chapter 7 of the Michigan Business Corporation Act.

Right to call special meetings of stockholders

   D&N's certificate of incorporation provides that a special meeting of stockholders for the purpose of considering a change in control of D&N or amendments to D&N's certificate of incorporation may be called at any time by the Chairman of the Board or the President, or a majority of the directors then in office. It also provides that a special meeting of stockholders for any other purpose may be called at any time by the Chairman of the Board, the President, or the Secretary upon the written request of the holders of not less than one-tenth of D&N's outstanding voting shares. Under applicable provisions of the Delaware General Corporation Law, such a meeting may also be called by the D&N Board.

   Republic's by-laws provide that a special meeting of stockholders may be called by the Republic Board, or by the Chairman of the Board, the President, the Vice Chairman of the Board, or the Secretary of Republic. Republic's by-laws further provide that the Secretary of Republic shall call a special meeting of stockholders upon the written request of stockholders of record holding in the aggregate 25% or more of the outstanding voting stock of Republic. Any such written request must also state the purpose or purposes of the meeting. Notwithstanding the foregoing provisions of Republic's by-laws, the Michigan Business Corporation Act entitles the holders of not less than 10% of the shares of Republic entitled to vote at a meeting to apply to the circuit court of Shiawassee County or Washtenaw County, Michigan and, upon good cause shown, such court will order a special meeting of stockholders to be held. Unlike the Michigan Business Corporation Act, the Delaware General Corporation Law does not provide stockholders with the right to apply to the Delaware court of chancery or other court to cause a special meeting of D&N stockholders to be held.

Director liability and indemnification

   As permitted by the Delaware General Corporation Law, D&N's certificate of incorporation provides that a director of will not be personally liable for monetary damages for breach of the director's fiduciary duty as a director. Under the Delaware General Corporation Law, a limitation on a director's liability such as that contained in D&N's certificate of incorporation does not eliminate or limit the director's liability for breaches of the duty of loyalty, for acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law, the unlawful payment of dividends or for any transaction in which the director derived an improper personal benefit. The Michigan Business Corporation Act contains a provision similar to that relied upon by D&N in amending its certificate of incorporation to limit the liability of its directors, and Republic has amended its First Restated articles of incorporation to limit the liability of its directors in such manner.

   The Delaware General Corporation Law and the Michigan Business Corporation Act provide similar rights to indemnity and expense advancement for directors of corporations chartered under the laws of their respective states. Accordingly, the rights to indemnity and expense advancement provided to the directors of D&N and Republic are essentially the same.

   INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING REPUBLIC PURSUANT TO THE FOREGOING PROVISIONS, REPUBLIC HAS BEEN INFORMED THAT IN THE OPINION OF THE SEC SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE. IN THE EVENT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY REPUBLIC OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF REPUBLIC IN A SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED PURSUANT TO THE REGISTRATION STATEMENT, REPUBLIC WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION OF WHETHER SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

PAYMENT OF DIVIDENDS

   A Delaware corporation like D&N may declare and pay dividends either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

   A Michigan corporation like Republic may not make distributions to its stockholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

   In addition to the dividend restrictions imposed on D&N under the Delaware General Corporation Law and the dividend restrictions imposed on Republic under the Michigan Business Corporation Act, we and our subsidiaries are subject to regulatory restrictions.

CHARTER AMENDMENTS

   Under the Delaware General Corporation Law and the Michigan Business Corporation Act, a corporation's certificate or articles of incorporation, respectively, may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class, subject to such supermajority vote requirements as may be provided for in the corporation's certificate or articles of incorporation. Except for certain provisions thereof which are subject to supermajority vote requirements as described above, D&N's certificate of incorporation may be amended by the affirmative vote of a majority of the outstanding shares of D&N common stock. Republic's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Republic common stock.

   Under the Delaware General Corporation Law, the power to adopt, amend or repeal by-laws is vested exclusively in the stockholders entitled to vote, unless the certificate of incorporation confers such power upon the board of directors as well. D&N's certificate of incorporation provides that the D&N Board has the concurrent power with D&N stockholders to make, alter, amend, change, add to or repeal D&N's by-laws.

   Under the Michigan Business Corporation Act, the stockholders or the board of directors of the corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation provide that the power to adopt new by-laws is reserved exclusively to the stockholders or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. Republic's by-laws provide that they may be amended or repealed by a majority vote of the Republic Board or by Republic's stockholders.

Stockholder action without a meeting

   The Delaware General Corporation Law provides that, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. D&N's certificate of incorporation prohibits D&N stockholders the right to take action by written consent. Consequently, such actions must be voted on.

   Although the Michigan Business Corporation Act contains a provision permitting stockholder action by less than unanimous written consent, it requires a provision to that effect to be included in a corporation's articles of incorporation. Because Republic's articles of incorporation do not contain a provision authorizing stockholder action by less than unanimous written consent, stockholders of D&N who become stockholders of Republic subsequent to the merger will not have this right.

Dissenters' rights of appraisal

   The Michigan Business Corporation Act provides somewhat broader dissenters' rights of appraisal than those provided under the Delaware General Corporation Law. The Michigan Business Corporation Act expressly authorizes stockholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation of such Michigan corporation which adversely affect the rights of the class of shares held by them, while the Delaware General Corporation Law provides that stockholders of a Delaware corporation may not exercise dissenters' rights of appraisal in connection with such an amendment unless the certificate of incorporation of such Delaware corporation so provides. Similarly, the Michigan Business Corporation Act expressly permits stockholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the stockholder is entitled to vote thereon. The Delaware General Corporation Law permits the exercise of such rights in connection with such a transaction only if the Delaware corporation's certificate of incorporation so provides. D&N's certificate of incorporation does not provide for dissenters' rights of appraisal in either of the foregoing situations.

Mergers, acquisitions and other extraordinary corporate transactions

   The Michigan Business Corporation Act and the Delaware General Corporation Law provide similar voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporate transactions.

          Additional Information Regarding the Republic Annual Meeting

Election of directors

   The entire Republic Board is elected annually. There are 15 nominees proposed by the Republic Board for election as Republic directors this year, namely:

      Jerry D. Campbell                   John J. Lennon
      Dana M. Cluckey                     Sam H. McGoun
      Bruce L. Cook                       Kelly E. Miller
      Richard J. Cramer, Sr.              Joe D. Pentecost
      Dr. George A. Eastman               Dr. Isaac J. Powell
      Howard J. Hulsman                   George B. Smith
      Gary Hurand                         Dr. Jeoffrey K. Stross
      Dennis J. Ibold

   For the business experience of each nominee during the last five years, see "Management and Operations After the Merger."

   All directors are elected annually, and serve a one-year term until Republic's next annual meeting of stockholders. If any director is unable to stand for re-election, the Republic Board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

   The Republic Board unanimously recommends you vote FOR the election of all of the nominees proposed by the Republic Board.

Republic Board committees and meetings

   The Republic Board conducts its business through its meetings and through the activities of its committees. The Republic Board has four standing committees:

       Name of Committee
          and Members                    Function of the Committee            Meetings in 1998
       -----------------                 -------------------------            ----------------
 Executive
 Jerry D. Campbell, Chairperson . meets in place of full Republic Board on           10
 Bruce L. Cook                    special issues or when scheduling makes
 Howard J. Hulsman                convening entire Republic Board difficult
 Gary Hurand                    . may act on behalf of full Republic Board
 Dennis J. Ibold                  on all but major corporate matters
 George B. Smith                . all actions taken by this committee are
                                  reported at next meeting of the full
                                  Republic Board
 Audit
 Howard J. Hulsman, Chairperson . confers with independent accountants and            2
 Bruce L. Cook                    risk management department regarding
 Richard J. Cramer                scope of examinations
 George A. Eastman              . reviews qualifications and reports of
 Gary Hurand                      independent accountants and internal
                                  auditors
 John J. Lennon                 . reviews recommendations about internal
                                  controls
 Sam H. McGoun                  . recommends selection of independent
 Isaac J. Powell                  accountants to the Republic Board
                                . reviews distribution and compliance with
                                  Republic's conflict of interest policy

     NAME OF COMMITTEE
        AND MEMBERS                  FUNCTION OF THE COMMITTEE   MEETINGS IN 1998
     -----------------               -------------------------   ----------------
 LOAN
 Gary Hurand, Chairperson   . reviews and approves or                   12
 Jerry D. Campbell            declines all loan applications
 Dana M. Cluckey              submitted by Republic
                              affiliates in excess of
                              $2,000,000
 Richard J. Cramer          . periodically reviews
 Dennis J. Ibold              consolidated allowance for loan
 Joe D. Pentecost             losses, charge-offs, and
                              problem loans
 PERSONNEL, COMPENSATION
 AND NOMINATING
 Bruce L. Cook, Chairperson . advises Republic Board on                  3
 Jeoffrey K. Stross,          tenure, potential conflicts of
                              interests and related matters
  Vice-Chairperson          . approves standards for setting
 George A. Eastman            executive compensation levels
 Howard J. Hulsman          . grants awards under incentive
                              bonus plan
 Dennis J. Ibold            . sets compensation for employees
 Kelly E. Miller              with salaries above a specified
                              level
                            . makes executive compensation
                              recommendations to Republic
                              Board when full Republic Board
                              approval required
                            . reviews senior management
                              development and evaluation
                              programs

   No incumbent Republic director attended fewer than 75% of the total meetings of the Republic Board and committees on which such director served during 1998, except for Mr. Miller who attended 58% of the meetings.

DIRECTOR COMPENSATION

   Republic does not pay directors who are also officers of Republic additional compensation for their service as directors. In 1998, compensation for non-employee directors of Republic included the following:

  . an annual retainer consisting of a warrant to acquire 1,500 shares of Republic common stock at fair market value on the date the warrant is issued;

  .  $800 for each Board meeting attended;

  . $600 for each Board committee meeting not held in conjunction with a Board or another committee meeting; and

  . $300 for each Board committee meeting held in conjunction with a Board or another committee meeting.

   All director compensation is payable in Republic common stock under Republic's director compensation plan.

EXECUTIVE OFFICER COMPENSATION

   SUMMARY COMPENSATION TABLE. The following table shows the compensation paid in all capacities by Republic and its subsidiaries during fiscal years 1998, 1997 and 1996 to the Chief Executive Officer of Republic and the only other executive officers of Republic whose salary and bonus exceeded $100,000 in 1998.

                                                             LONG-TERM COMPENSATION
                                        ANNUAL COMPENSATION          AWARDS
                                        -------------------- ----------------------
                                                               RESTRICTED    STOCK   ALL OTHER
NAME AND PRINCIPAL                           SALARY   BONUS  STOCK AWARD(S) OPTIONS COMPENSATION
   POSITION                             YEAR ($)(1)  ($)(1)       ($)       (#)(2)     ($)(3)
------------------                      ---- ------- ------- -------------- ------- ------------
Jerry D. Campbell.....................  1998 255,000 940,000    113,250(4)  62,500     5,000
Chairman, CEO                           1997 164,151 754,500     62,500(4)  41,250     4,750
                                        1996 164,151 367,200        --         --      4,750

Dana M. Cluckey.......................  1998 170,000 745,000    113,250(5)  62,500     5,000
President, COO                          1997 150,000 609,000     37,500(5)  41,250     4,750
                                        1996 125,000 275,400     57,187(5)       0     4,541

Barry J. Eckhold......................  1998 140,000 448,678     56,625(6)  42,000     5,000
Vice President, Chief Credit Officer    1997 130,000 383,393     37,500(6)  16,500     4,750
                                        1996 112,212 174,859     11,437(6)     --      4,750

Thomas F. Menacher....................  1998 120,000 455,000     28,313(7)  22,492     5,000
Senior Vice President, Treasurer, CFO   1997 100,000 352,250     12,500(7)  13,750     3,446
                                        1996  80,000 183,600        --         --      2,965

George E. Parker III..................  1998 105,000  86,310      9,438(8)   8,245     2,685
General Counsel, Corporate Secretary    1997 100,000  56,800     31,250(8)   6,875       --
                                        1996     --      --         --         --        --

--------
(1) Includes compensation deferred under Republic's deferred compensation plan. During 1998 Mr. Campbell deferred $50,000 of salary, Mr. Cluckey deferred $150,000 of bonus, Mr. Eckhold deferred $45,000 of bonus, Mr. Menacher deferred $355,000 of bonus and Mr. Parker deferred $25,000 of bonus.
(2) Includes tandem stock options issued under Republic's voluntary management stock accumulation program, which allows each key employee to make annual elections to acquire up to 12,500 shares of Republic common stock. For each share purchased by a participant, two tandem options are granted. During 1998 Messrs. Campbell, Cluckey and Eckhold each received 25,000 stock options as a result of their purchase of 12,500 shares of stock, Mr. Menacher received 6,492 options as a result of his purchase of 3,246 shares of stock, and Mr. Parker received 3,245 options as a result of his purchase of 1,623 shares of stock.
(3) Amounts shown consist of sums paid as matching contributions to the accounts of Messrs. Campbell, Cluckey, Eckhold, Menacher and Parker under Republic's tax-deferred savings plan.
(4) Amounts shown represents the value of 7,500 shares of restricted stock issued on March 9, 1998 and 6,875 shares of restricted stock issued on February 10, 1997. At December 31, 1998, Mr. Campbell owned 14,375 shares of restricted stock worth $195,859. Of these shares, 6,875 vest in February 2001 and 7,500 vest in March 2002. Mr. Campbell is entitled to all dividends paid on such shares of restricted stock.
(5) Amounts shown represent the value of 7,500 shares of restricted stock issued on March 9, 1998, 4,125 shares of restricted stock issued on February 10, 1997, and 7,562 shares of restricted stock issued on June 20, 1996. At December 31, 1998, Mr. Cluckey owned 19,187 shares of restricted stock worth $261,423. Of these shares, 7,562 shares vest in June 1999, 4,125 shares vest in February 2001 and 7,500 vest in March 2002. Mr. Cluckey is entitled to all dividends paid on such shares of restricted stock.
(6) Amounts shown represent the value of 3,750 shares of restricted stock issued on March 9, 1998, 4,125 shares of restricted stock issued on February 10, 1997, and 1,512 shares of restricted stock issued on June

   20, 1996. At December 31, 1998 Mr. Eckhold owned 9,387 shares of restricted stock worth $127,898. Of these shares, 1,512 shares vest in June 1999, 4,125 shares vest in February 2001, and 3,750 shares vest in March 2002. Mr. Eckhold is entitled to all dividends paid on such shares of restricted stock.
(7) Amounts shown represent the value of 1,875 shares of restricted stock issued on March 9, 1998 and 1,375 shares of restricted stock issued on February 10, 1997. At December 31, 1998 Mr. Menacher owned 3,250 shares of restricted stock worth $44,281. Of these shares, 1,375 shares vest in February 2001 and 1,875 shares vest in March 2002. Mr. Menacher is entitled to all dividends paid on such shares of restricted stock.
(8) Amounts shown represent the value of 625 shares of restricted stock issued on March 9, 1998 and 3,437 shares of restricted stock issued on February 10, 1997. At December 31, 1998 Mr. Parker owned 4,062 shares of restricted stock worth $55,345. Of these shares, 3,437 shares vest in February 2001 and 625 shares vest in March 2002. Mr. Parker is entitled to all dividends paid on such shares of restricted stock.

   Aggregate Option/SAR Grants in Last Fiscal Year. The following table sets forth certain information concerning stock options granted to Republic's named executive officers in 1998.

                                    Percentage of
                         Number of  Total Options
                           Shares    Granted to   Exercise or
                         Underlying Employees in  Base Price  Expiration     Grant Date
   Name                   Options    Fiscal Year   ($/Share)     Date    Present Value($)(1)
   ----                  ---------- ------------- ----------- ---------- -------------------
Jerry D. Campbell.......     37,500     14.64%       15.20     01/2008           161,625
                             25,000                  15.40     05/2008           107,750

Dana M. Cluckey.........     37,500     14.64%       15.20     01/2008           161,625
                             25,000                  15.40     05/2008           107,750

Barry J. Eckhold........     15,000      9.84%       15.20     01/2008            64,650
                             25,000                  15.40     05/2008           107,750
                              2,000                  13.63     10/2008             8,620

Thomas F. Menacher......     15,000      5.27%       15.20     01/2008            64,650
                              6,492                  15.40     05/2008            27,981
                              1,000                  13.63     10/2008             4,310

George E. Parker III....      5,000      1.93%       15.20     01/2008            21,550
                              3,245                  15.40     05/2008            13,986

All stockholders(2)..... 23,753,165       N/A          N/A         N/A       102,376,141

--------
(1) The value of each grant was estimated to be $4.31 per share on the date of grant using the Black-Scholes Option pricing model with the following assumptions: estimated volatility of 27.9%; risk-free interest rate of 5.81% (based on returns available through U.S. Treasury bonds); a dividend yield of 3.60% paid through expiration; and 10 years to expiration of options. The grant date present values are net of exercise price, but before deduction of taxes associated with exercise. These amounts are based on a pricing model only and do not represent Republic's estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on future performance of the common stock, overall market conditions and the option holders' continued employment through vesting periods if applicable.
(2) Represents the potential appreciation in aggregate stockholder value applying the Black-Scholes pricing model and the assumptions used in footnote (1) against total shares outstanding on December 31, 1998.

   Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values. The following table sets forth certain information concerning the number and value of stock options exercised during 1998, and held at December 31, 1998, by Republic's named executive officers.

                                                      Number of           Value of
                                                  Shares Underlying     Unexercised
                                                     Unexercised        In-the-Money
                          Number of     Value        Options at          Options at
                           Shares      Realized    Fiscal Year-End    Fiscal Year-End
                          Acquired   (pre-tax)(1)   Exercisable/        Exercisable/
   Name                  on Exercise     ($)        Unexercisable   Unexercisable ($)(2)
   ----                  ----------- ------------ ----------------- --------------------
Jerry D. Campbell.......   25,000      439,127    145,890 / 25,000     928,707 / -0-

Dana M. Cluckey.........      --           --      78,750 / 25,000     175,766 / -0-

Barry J. Eckhold........      --           --      36,990 / 27,000     102,396 / -0-

Thomas F. Menacher......      --           --       44,305 / 7,492     154,037 / -0-

George E. Parker III....      --           --       13,125 / 3,245      29,294 / -0-

--------
(1) For purposes of this column, "value" is determined for each exercised option by subtracting the exercise price from the sales price received by the particular officer for Republic common stock on the exercise date, as reported on The Nasdaq Stock Market.
(2) For purposes of this column, "value" is determined for each unexercised option by subtracting the aggregate exercise price for the option shares from the closing price for Republic common stock on The Nasdaq Stock Market of $13.625 as of December 31, 1998.

Compensation committee report

   The report which follows is provided to stockholders by the members of the Personnel, Compensation and Nominating Committee of the Republic Board.

   General. The Personnel, Compensation and Nominating Committee has been a standing committee of the Republic Board since 1985. Only "outside" non-employee directors have served on this committee. Among its other duties, this committee is charged with the responsibilities, subject to the approval of the Republic Board, of establishing, periodically reevaluating and, as appropriate, adjusting and administering Republic policies concerning the compensation of management personnel, including the Chief Executive Officer and all other executive officers. This committee is responsible for annually determining and recommending to the entire Republic Board the annual base salary for each executive officer and for establishing the criteria under which cash incentive bonuses may be paid to such executive officers for the year. In addition, this committee administers Republic's current management incentive bonus plan, Republic's 1997 and 1998 stock option plans, Republic's amended and restated incentive stock plan, and Republic's voluntary management stock accumulation program.

   For a number of years, including fiscal 1998, a basic tenet of Republic's compensation policy has been to directly link a substantial portion of the annual compensation of executive officers, as well as other key management personnel, to operating performance for the year. This philosophy has been implemented through Republic's incentive bonus plan since its adoption in 1991.

   Another basic tenet of Republic's compensation philosophy is to tie compensation for key employees to the market value of Republic common stock. This linking of compensation closely aligns the interests of such employees with those of Republic's stockholders and provides an incentive for increasing stockholder value over the long term. This philosophy has been implemented through Republic's 1997 and 1998 stock option plans, its incentive stock plan and its voluntary management stock accumulation program.

   Overall, Republic's compensation policies have been aimed at providing executive officers with compensation opportunities competitive with those provided executives with comparable experience and responsibilities at comparable companies, while at the same time tying a substantial portion of such potential compensation to the achievement of performance goals determined by this committee.

   Base Salaries. Base salaries for executive officers are initially established by evaluating the responsibilities of the position to be held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at other companies. In determining its recommendations for annual adjustments to the base salaries of Republic's executive officers, this committee focuses primarily on similar "executive marketplace" data, including survey material on salary movements and range improvement for peer executives. It also considers the extent of Republic's success in meeting net earnings goals for the most recently completed fiscal year and assesses the performance rendered by Republic's executive officers during the year. Based upon survey data on base salaries, this committee believes the base salaries of Republic's executive officers are less than those of Republic's peer group.

   Mr. Campbell's 1998 base salary as Chief Executive Officer was $255,000. Mr. Campbell's base salary in 1999 was set at $302,936. Based on survey data, his salary as Chief Executive Officer remains less than that of Republic's peer group.

   Incentive Bonus Plan. Any cash bonuses awarded to executive officers for fiscal 1998 were pursuant to Republic's incentive bonus plan. That plan enables executive officers to earn an annual cash bonus generally ranging from 100% to 500% of base salary for the fiscal year, but only if Republic's net earnings (including bonuses) for the year have met or exceeded a target amount established at the start of the year. If net earnings are less than that target but above a certain minimum amount, the maximum cash bonus which an executive officer may be awarded for the year is reduced proportionately. Both the target and minimum net earnings amount for the year are determined by this committee at the start of the year based on an analysis of historical data, strategic issues and general business conditions.

   After fiscal year-end, the cash bonus potentially awardable to an executive officer for that year is determined as described above. For fiscal 1998, Republic exceeded the target amount established by this committee. As a result, Mr. Campbell and other executive officers received bonus awards based on achieving their respective net earnings amount. Mr. Campbell received a bonus of $940,000 for fiscal 1998.

   Incentive Plans and Programs. Republic's 1997 and 1998 stock option plans, its incentive stock plan and its voluntary management stock accumulation program provide for the grant of options to purchase Republic common stock and awards of incentive stock, respectively, to executive officers and key employees of Republic and its subsidiaries who are expected to contribute materially to Republic's success in the future. The awards of options and restricted stock made to executive officers and key employees during 1998 were determined in light of the above criterion and after consideration of performance factors similar to those applicable under Republic's incentive bonus plan, including Republic's target net earnings amount for fiscal 1998. Each Named Executive Officer was awarded options and restricted stock during 1998. The amount of each grant is shown in the summary compensation table and the aggregate option/SAR grants in last fiscal year table. See "Additional Information Regarding the Republic Annual Meeting--Executive Officer Compensation--Summary Compensation Table" and "--Executive Officer Compensation--Aggregate Option/SAR Grants in Last Fiscal Year."

   Certain Tax Developments. In mid-1993, Section 162(m) was added to the Internal Revenue Code of 1986, as amended. Subject to certain exceptions (including exceptions relating to stock options and for "performance-based" compensation if certain conditions are met), Section 162(m) prohibits the deduction of compensation in excess of $1 million paid in any year beginning with 1994 by a publicly-held corporation to any named executive officer for that year. Although Mr. Campbell's total compensation exceeded $1 million in 1998, $940,000 was performance based compensation salary and is exempt from the $1 million deduction limit. For fiscal 1998, the salary and bonus paid to each of Republic's other named executive officers was below $1 million, and this committee expects the same will be true for the current fiscal year with the exception of

Messrs. Campbell and Cluckey, whose compensation may exceed $1 million if performance based compensation is included.

   Personnel, Compensation and Nominating Committee Members

      Bruce L. Cook, Chairperson                  Howard J. Hulsman
      Jeoffrey K. Stross, Vice Chairperson        Dennis J. Ibold
      George A. Eastman                           Kelly E. Miller

   The above compensation committee report shall not be deemed incorporated by reference into any filings by Republic under the Securities Act or the Exchange Act, except to the extent that Republic specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

Compensation committee interlocks and insider participation

   No executive officer of Republic served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the compensation committee of Republic. No executive officer of Republic served as a director of another entity, one of whose executive officers served on the compensation committee of Republic. No executive officer of Republic served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of Republic.

Certain relationships and related transactions

   Mr. George B. Smith, Chairman of the Board of Republic Bancorp Mortgage, Inc. and a director of Republic, receives a base salary of $50,000, together with a bonus plan based upon office profitability and Republic Bancorp Mortgage, Inc.'s return on equity. For 1998, a bonus of $437,872 was paid to Mr. Smith. Mr. Smith's base salary and bonus plan were approved by the Personnel, Compensation and Nominating Committee and the Republic Board.

   Republic's subsidiary bank, Republic Bank, has, in the normal course of business, made loans to certain of Republic's directors and officers and to organizations in which some of those directors and officers have an interest. In the opinion of management, all of these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility. Republic's Named Executive Officers do not have any loans with any of Republic's subsidiaries.

STOCK PERFORMANCE GRAPHS

   The following line graphs compare the yearly percentage change in the cumulative total stockholder return on Republic common stock for the last five fiscal years and the last nine fiscal years with the cumulative total return on:

  . The Nasdaq Stock Market Index, which is comprised of all United States common shares traded on The Nasdaq Stock Market; and

  . The Nasdaq Bank Stocks Index, which is comprised of bank and bank holding company common shares traded on The Nasdaq Stock Market over the same period.

   The following graph assumes the investment of $100 in Republic common stock, The Nasdaq Stock Market Index and The Nasdaq Bank Stocks Index on December 31, 1993 and the reinvestment of all dividends. The returns shown on the graph are not necessarily indicative of future performance.

                           [LINE GRAPH APPEARS HERE]

   The dollar values for total stockholder return plotted in the graph above are shown in the table below.

                                        NASDAQ
                                     STOCK MARKET     NASDAQ
            YEAR             RBNC  (U.S. COMPANIES) BANK STOCKS
            ----             ----- ---------------- -----------
            1993............ 100.0      100.0          100.0
            1994............  81.0       97.8           99.6
            1995............ 100.0      138.3          148.4
            1996............ 123.1      170.0          195.9
            1997............ 255.7      208.6          328.0
            1998............ 208.0      293.2          324.9

   The above stock performance graph shall not be deemed incorporated by reference into any filings by Republic under the Securities Act or the Exchange Act, except to the extent that Republic specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act and the Exchange Act.

   The following graph assumes the investment of $100 in Republic common stock, The Nasdaq Stock Market Index and The Nasdaq Bank Stocks Index on December 31, 1990 and the reinvestment of all dividends. The returns shown on the graph are not necessarily indicative of future performance.

                          [LINE GRAPH APPEARS HERE]

   The dollar values for total stockholder return plotted in the graph above are shown in the table below.

                                          NASDAQ
                                       STOCK MARKET     NASDAQ
            YEAR              RBNC   (U.S. COMPANIES) BANK STOCKS
            ----             ------- ---------------- -----------
            1990............   100.0      100.0          100.0
            1991............   174.7      160.6          164.1
            1992............   349.8      186.6          238.9
            1993............   448.8      214.5          272.4
            1994............   363.8      209.4          271.4
            1995............   448.7      296.3          404.4
            1996............   552.4      364.2          533.7
            1997............ 1,147.2      446.4          893.8
            1998............   933.4      628.8          886.4

   The above stock performance graph shall not be deemed incorporated by reference into any filings by Republic under the Securities Act or the Exchange Act, except to the extent that Republic specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Act and the Exchange Act.

Voting securities and certain holders thereof

   The following table sets forth certain information provided by the persons indicated with respect to the beneficial ownership of Republic common stock, as of December 31, 1998, by each director and named executive officer of Republic and by all directors and named executive officers of Republic as a group. There are no stockholders known to Republic management to have been the beneficial owner of more than 5% of the outstanding shares of Republic common stock as of December 31, 1998.

      Name of                                  Number of        Right     Restricted     Percentage of
 Beeficial Owner(1)n                        Shares Owned(2) to Acquire(3)  Stock(4)  Outstanding Shares(5)
-------------------                         --------------- ------------- ---------- ---------------------
   Jerry D. Campbell......................        88,752       145,890      24,375            1.08%
   Dana M. Cluckey........................        39,900        79,923      29,187               *
   Barry J. Eckhold.......................        35,956        36,990      19,387               *
   Thomas F. Menacher.....................        14,946        44,305       5,847               *
   George E. Parker III...................        12,843        13,125       5,360               *
   Bruce L. Cook..........................        65,241        17,219           0               *
   Richard J. Cramer......................        58,987        13,912           0               *
   George A. Eastman......................       213,953        13,767           0               *
   Howard J. Hulsman......................       514,562        11,710           0            2.21%
   Gary Hurand............................        73,714        14,722           0               *
   Dennis J. Ibold........................       154,818         9,698           0               *
   John J. Lennon.........................        25,366         9,698           0               *
   Sam H. McGoun..........................        45,925         1,875           0               *
   Kelly E. Miller........................       168,258        13,178           0               *
   Joe D. Pentecost.......................       357,352         9,698           0            1.54%
   Isaac J. Powell........................         3,110         1,875           0               *
   George B. Smith........................       753,820             0           0            3.17%
   Jeoffrey K. Stross.....................        21,638        11,710           0               *
   All Directors and Executive Officers as
    a group (18 persons)..................     2,649,141       449,295      84,156           13.15%

--------
(1) The address for each named person is 1070 East Main Street, Owosso, Michigan 48867.
(2) The number of shares stated for each named person includes shares for which the named person has sole voting and investment power or has shared voting and investment power with a spouse. It also includes shares held in Republic's 401(k) plan or in an individual retirement account over which the named person has control, shares held by any corporation of which the named person is a director, executive officer or controlling stockholder, shares held by a trust of which the named person, or his or her spouse, is a trustee or custodian, shares held by a partnership which the named person is a general partner, and shares held by a spouse or minor children.
  The number of shares stated for each named person excludes shares that are restricted stock holdings, or may be acquired through stock option exercises.
(3) Number of shares that can be acquired through stock options or warrants exercised within sixty days of December 31, 1998.
(4) Number of shares subject to a vesting schedule, forfeiture risk and other restrictions, includes shares purchased under Republic's voluntary management stock accumulation program.
(5) * indicates that the named person owns less than one percent of Republic common stock.

Independent certified public accountants

   Ernst & Young LLP, independent certified public accountants for fiscal 1998, have been reappointed by the Republic Board for fiscal 1999. Representatives of Ernst & Young LLP will be present at the Republic meeting to respond to appropriate questions by stockholders and to make a statement if they so desire.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires Republic's directors and executive officers, and persons who own more than 10 percent of a registered class of Republic's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Republic common stock and other equity securities of Republic. Officers, directors and greater than 10 percent stockholders are required by the SEC regulation to furnish Republic with copies of all Section 16(a) forms they file.

   To Republic's knowledge, based solely on a review of the copies of such reports furnished to Republic and written representations that no other reports are required, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10 percent beneficial owners were complied with during the year ended December 31, 1998.

OTHER MATTERS

   The Republic Board is not aware of any business to come before the Republic annual meeting other than the matters described above in this joint proxy statement/prospectus. However, if any other matters should properly come before the Republic annual meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

            Additional Information Regarding the D&N Annual Meeting

Election of directors

   Approximately one-third of the D&N Board is elected annually.

   The D&N Board unanimously recommends that you vote FOR the election of the three nominees proposed by your Board of Directors.

   It is intended that the proxies solicited on behalf of the D&N Board (other than proxies in which the vote is withheld as to one or more nominees) will be voted at the meeting for the election of the nominees listed below. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the D&N Board may recommend. At this time, the D&N Board knows of no reason why any of the nominees might be unable to serve if elected.

   There are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was selected. Except for Messrs. Butvilas, Smith and Jacobson who beneficially own approximately 2.49%, 2.94% and 1.66%, respectively, of the outstanding shares of D&N common stock including options exercisable within 60 days of March 9, 1999, no director of D&N owned in excess of one percent of the total outstanding shares of the common stock of D&N at March 9, 1999.

   The table below sets forth certain information regarding the composition of the D&N Board, including terms of office.

                                                                    Director           Shares of
                                                                     of D&N           Common Stock
                                         Positions Held              or D&N   Term    Beneficially
                                             at D&N                   Bank     to     Owned as of
 Name                     Age             and D&N Bank               Since   Expire March 9, 1999(1)
 ----                     ---            --------------             -------- ------ ----------------

                                    Nominees

 George J. Butvilas......  53 Director, President and CEO of D&N      1990    2002      237,844(2)
                              and D&N Bank
 B. Thomas M. Smith, Jr..  64 Director of D&N and D&N Bank            1995    2002      276,370(2)
 Steven E. Zack..........  48 Director of D&N and D&N Bank            1996    2002       53,233(2)

                         Directors Continuing in Office

 Joseph C. Bromley.......  70 Director of D&N and D&N Bank            1980    2000       29,006(2)
 Mary P. Cauley..........  51 Director of D&N and D&N Bank            1998    2000        2,456(2)
 Steven Coleman..........  46 Director of D&N and D&N Bank            1998    2000        2,326(2)
 Peter Van Pelt..........  66 Director of D&N and D&N Bank            1988    2000       37,603(2)
 Stanley A. Jacobson.....  49 Director of D&N and D&N Bank            1996    2001      155,838(2)
 Randolph P. Piper.......  50 Director of D&N and D&N Bank            1982    2001       50,168(2)(3)
 Kenneth D. Seaton.......  69 Director and Chairman of the Board      1964    2001       53,359(2)
                              of D&N and D&N Bank

--------
(1) Includes shares held directly, as well as shares subject to options exercisable within 60 days of March 9, 1999 granted under D&N's stock option plans, shares allocated under the D&N Bank 401(k) Plan and shares held in retirement accounts or by certain members of the named individuals' families.
(2) Includes shares subject to options which are exercisable within 60 days of March 9, 1999: G. Butvilas, 159,323; B. T. Smith, 18,183; S. Zack, 9,933;
    J. Bromley, 18,183; M. Cauley, 1,683; S. Coleman, 1,683; P. Van Pelt, 31,383; S. Jacobson, 9,933; R. Piper, 31,383; and K. Seaton, 9,933.
(3) 1,851 of these shares have been disclaimed for beneficial ownership purposes.

   For the business experience of each of the directors during the last five years, see "Management and Operations After the Merger."

D&N Board meetings, compensation and committees

   The D&N Board conducts its business through its meetings and through the activities of its committees. The D&N Board held sixteen meetings during fiscal year 1998. No incumbent director of D&N attended fewer than 94% of the total meetings of the D&N Board and committees on which such director served during this period. The average attendance of all incumbent directors of D&N was 99% during 1998. D&N has standing Audit, Compensation, Stock Option and Executive Committees.

   D&N has no standing nominating committee. The full D&N Board acts as a nominating committee for the annual selection of its nominees for election as directors. During fiscal year 1998, the D&N Board acting as a nominating committee met once. While the D&N Board will consider nominees recommended by stockholders, it has neither actively solicited nominations nor established any procedures for this purpose outside of the requirements of D&N's by-laws.

   D&N Bank, as the principal subsidiary of D&N, has certain standing committees of its Board of Directors. These committees consist of the Asset/Liability, Audit, Community Responsibility, Compensation, Executive and Loan Committees. D&N Bank's Board is comprised of the same individuals who currently serve on the D&N Board. During fiscal year 1998, the D&N Bank Board held thirteen meetings. No incumbent director of D&N Bank attended fewer than 85% of the total meetings of the D&N Bank Board and committees on which such director served during this period. The average attendance of all incumbent directors of D&N Bank was 98% during 1998.

   During fiscal year 1998, directors received $9,250 per annum, payable monthly; the chairpersons of the Board's Asset/Liability, Audit, Community Responsibility, Compensation and Loan Committees received additional compensation of $50 per month; and the Chairman of the Board received additional compensation of $750 per month. In addition, directors received a fee of $400 per day for attendance at meetings of the Board and a fee of $400 for attendance at Board committee meetings. These were the total fees paid for representation on both the D&N and the D&N Bank Boards and were allocated pursuant to a cost allocation agreement between D&N and D&N Bank. A separate attendance fee was not paid for a D&N Board or committee meeting if a fee was paid for a meeting of the D&N Bank Board or parallel D&N Bank committee held on the same day. Directors who were full-time employees of D&N or D&N Bank did not receive the Board meeting or committee meeting attendance fees. During fiscal year 1998, no stock options were granted to nonemployee directors.

   Set forth below is a list of the principal committees formed by the Boards of D&N and D&N Bank and members of those committees.

   Asset/Liability Committee. This committee is responsible for monitoring D&N Bank's exposure to interest rate risk in conjunction with credit, operational and liquidity risks as they affect net interest income, capital and return on equity and other aspects of asset/liability management. This committee, which currently is composed of Directors Piper (Chairman), Coleman, Jacobson and Zack, met four times during fiscal year 1998.

   Audit Committee. This committee meets with D&N's independent auditors and oversees the internal audit functions of D&N and D&N Bank. This committee currently is composed of Directors Van Pelt (Chairman), Cauley, Smith and Zack. D&N's Audit Committee and D&N Bank's Audit Committee each met four times during fiscal year 1998.

   Community Responsibility Committee. This committee is responsible for ensuring that an affirmative effort is made by D&N Bank to meet the banking and financial needs within its communities, with an understanding of the cultural diversity within these communities. This committee, which currently is composed of Directors Van Pelt (Chairman), Cauley, Smith and Zack, met three times during fiscal year 1998.

   Compensation Committee. This committee is responsible for reviewing and recommending to the Board of Directors senior officers' salaries, compensation and benefit programs and other aspects of personnel matters.

This committee currently is composed of Directors Bromley (Chairman), Coleman, Smith and Van Pelt. D&N's Compensation Committee and D&N Bank's Compensation Committee each met four times during fiscal year 1998.

   EXECUTIVE COMMITTEE. This committee is authorized to exercise all of the authority of the Board of Directors in the management of D&N and D&N Bank between Board meetings, unless otherwise provided for in the by-laws of such entities. This committee, which currently is composed of Directors Butvilas (Chairman), Bromley, Jacobson, Seaton and Smith, did not meet during fiscal year 1998.

   LOAN COMMITTEE. This committee is responsible for monitoring the credit risk and other aspects of D&N Bank's lending operations. This committee, which currently is composed of Directors Jacobson (Chairman), Piper and Seaton, met thirteen times during fiscal year 1998.

   STOCK OPTION COMMITTEE. This committee is responsible for administering D&N's stock option plans. This committee, which currently is composed of Directors Bromley (Chairman), Coleman and Smith, met twice during fiscal year 1998.

EXECUTIVE OFFICER COMPENSATION

   SUMMARY COMPENSATION TABLE. The following table sets forth information concerning the compensation paid or granted to D&N's Chief Executive Officer and to each of the four other most highly compensated executive officers of D&N and D&N Bank whose aggregate cash compensation exceeded $100,000 in 1998.

                                                                      LONG TERM COMPENSATION
                                              ANNUAL COMPENSATION             AWARDS
                                              ----------------------- --------------------------
                                                                                    SECURITIES
                                                                      RESTRICTED    UNDERLYING
                                                                         STOCK       OPTIONS/      ALL OTHER
                                                SALARY        BONUS    AWARD(S)        SARS          COMP.
NAME AND PRINCIPAL POSITION              YEAR    ($)           ($)        ($)           (#)         ($)(3)
---------------------------              ---- ----------    --------- -----------   ------------   ---------
George J. Butvilas.....................  1998    309,250(1)    94,500            0          23,529  44,867
President and CEO                        1997    308,039(1)    87,074            0          33,000  24,722
                                         1996    248,500(1)    72,007            0          46,588  23,338

Kenneth R. Janson......................  1998    130,044       27,633            0           7,539   9,961
Executive VP/CFO and Treasurer           1997    120,070       28,470            0          12,564   9,373
                                         1996    109,651       21,433            0          17,304   8,284

Richard E. West........................  1998    120,077       22,086            0           7,027   9,006
Executive VP/Wholesale Banking           1997    108,662       24,624            0          10,674   8,374
                                         1996     93,163       19,508            0          13,938   7,120

Alfred J. Sliwinski....................  1998    120,000       18,009            0           7,529   8,741
Executive VP/Community Banking(2)        1997    120,000       31,486            0          13,750   9,550
                                         1996    109,700       19,818            0          16,176   8,215

Peter L. Lemmer........................  1998    104,792       18,985            0           5,238   6,269
Senior VP/General Counsel                1997     95,357       21,173            0           8,407   4,882
                                         1996     91,709        9,627            0          11,578   6,331

--------
(1) Includes annual fees received as a director; no meeting or committee fees were received.
(2) Mr. Sliwinski ceased being an executive officer of D&N Bank as of January 8, 1999.
(3) Represents employer matching contributions under the D&N Bank 401(k) Plan, contributions under a nonqualified supplemental executive retirement plan ("SERP"), and life insurance premiums paid by D&N as follows:

                                                   YEAR 401(K)  SERP   LIFE INS.
                                                   ---- ------ ------- ---------
   Butvilas....................................... 1998 $9,600 $34,499   $768
                                                   1997  9,500  14,454    768
                                                   1996  9,500  13,070    768

   Janson......................................... 1998 $9,461 $     0   $500
                                                   1997  8,912       0    461
                                                   1996  7,865       0    419

   West........................................... 1998 $8,543 $     0   $463
                                                   1997  7,997       0    377
                                                   1996  6,760       0    360

   Sliwinski...................................... 1998 $8,280 $     0   $461
                                                   1997  9,089       0    461
                                                   1996  7,771       0    444

   Lemmer......................................... 1998 $5,865 $     0   $404
                                                   1997  4,515       0    367
                                                   1996  5,977       0    354

   AGGREGATE OPTION/SAR GRANTS IN LAST FISCAL YEAR. The following table sets forth certain information concerning stock options and stock appreciation rights ("SARs") granted to D&N's named executive officers in 1998.

                        NUMBER OF    % OF TOTAL
                       SECURITIES   OPTIONS/SARS EXERCISE            GRANT DATE
                       UNDERLYING    GRANTED TO  OR BASE              PRESENT
                      OPTIONS/SARS  EMPLOYEES IN  PRICE   EXPIRATION   VALUE
 NAME                 GRANTED(#)(1) FISCAL YEAR   ($/SH)     DATE      ($)(2)
 ----                 ------------- ------------ -------- ---------- ----------
 Butvilas............    23,529        30.23%     25.50    2/25/08    277,932
 Janson..............     7,539         9.69%     25.50    2/25/08     89,053
 West................     7,027         9.03%     25.50    2/25/08     83,005
 Sliwinski...........     7,529         9.67%     25.50    2/25/08     88,935
 Lemmer..............     5,238         6.73%     25.50    2/25/08     61,873

--------
(1) The options vest in three equal annual installments beginning on February 25, 1998.
(2) The fair value of grants made in fiscal year 1998 was estimated to be $11.8123 per share on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.720%, expected volatility of 38.86%, expected lives of seven years and 0.89% dividend yield.

   AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES. The following table sets forth certain information concerning the number and value of stock options and SARs exercised during 1998, and held at December 31, 1998, by the named executive officers.

                                               NUMBER OF SECURITIES            VALUE OF
                                                    UNDERLYING                UNEXERCISED
                           SHARES                   UNEXERCISED              IN-THE-MONEY
                          ACQUIRED                OPTIONS/SARS AT           OPTIONS/SARS AT
                             ON      VALUE           FY-END(#)                 FY-END($)
                          EXERCISE REALIZED  ------------------------- -------------------------
 NAME                       (#)       ($)    EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
 ----                     -------- --------- ----------- ------------- ----------- -------------
 Butvilas................  93,300  1,471,296   130,745      26,686      1,579,952     79,875
 Janson..................  51,261    681,731     2,513       9,214              0     30,411
 West....................   8,800    151,900    32,291       8,243        366,374     25,836
 Sliwinski...............   8,250    147,376    60,178       9,603        796,837     33,286
 Lemmer..................   7,800    135,614    27,756       6,295        326,001     20,354

EMPLOYMENT AGREEMENTS

   On July 31, 1997, D&N and D&N Bank entered into an employment agreement with Mr. Butvilas, President and Chief Executive Officer of D&N and D&N Bank, for a term of three years with an automatic renewal provision of one year in addition to the then-remaining term of employment on the anniversary of the commencement date unless D&N, D&N Bank or Mr. Butvilas provides written notice otherwise not less than 90 days in advance of the anniversary date.

   The employment agreement provides for a minimum annual salary to be paid by D&N in the amount of $300,000. The salary is reviewed annually and may be increased from time to time at the discretion of the D&N Board but may not be decreased from the prior rate. The agreement also provides for, among other things, participation in an equitable manner in employee benefits applicable to executive personnel.

   If Mr. Butvilas is terminated for any reason other than for cause or in connection with or within 12 months after a change in control which occurs during the term of the employment agreement, Mr. Butvilas will be entitled to receive his salary for the remaining term of the employment agreement at the rate in effect immediately prior to the date of termination and to medical coverage maintained for the benefit of executives of D&N and D&N Bank. In the event of death, Mr. Butvilas' estate will be entitled to receive his salary through the last day of the calendar month in which he died. In the event of disability, Mr. Butvilas will be entitled to receive disability income benefits provided for executive personnel.

   Mr. Butvilas' employment agreement also provides for a severance payment equal to 299% of the "base amount" as defined in Section 280G of the Internal Revenue Code of 1986, as amended, and for medical coverage maintained for the benefit of executives of D&N and D&N Bank until he reaches the age of 65, in the event of termination in connection with or within 12 months after a change in control which occurs during the term of his employment agreement.

   On September 24, 1997, D&N and D&N Bank entered into an employment agreement with Mr. Janson, Executive Vice President and Chief Financial Officer of D&N and D&N Bank, for a term of two years.

   The employment agreement provides for a minimum annual salary to be paid by D&N in the amount of $120,152. The salary is reviewed annually by the Chief Executive Officer and may be increased from time to time at the discretion of the D&N Board but may not be decreased from the prior rate. The agreement also provides for, among other things, participation in an equitable manner in employee benefits applicable to executive personnel.

   If Mr. Janson is terminated for any reason other than for cause or in connection with or within 12 months after a change in control which occurs during the term of the employment agreement, Mr. Janson will be entitled to receive his salary for the remaining term of the employment agreement at the rate in effect immediately prior to the date of termination and to medical coverage maintained for the benefit of executives of D&N and D&N Bank. In the event of death, Mr. Janson's estate will be entitled to receive his salary through the last day of the calendar month in which he died. In the event of disability, Mr. Janson will be entitled to receive disability income benefits provided for executive personnel.

   Mr. Janson's employment agreement also provides for a severance payment equal to 200% of the "base amount" as defined in Section 280G of the Internal Revenue Code of 1986, as amended, in the event of termination in connection with or within 12 months after a change in control which occurs during the term of his employment agreement.

COMPENSATION COMMITTEE REPORT

   The D&N compensation committee is composed of four nonemployee directors. The D&N compensation committee is responsible for overseeing all compensation policies of D&N and D&N Bank (the "Company"), and recommending to the full Board of Directors actions governing executive officer salaries and annual and long-term incentive plans. Described below is an accounting of actions taken by the Committee regarding executive officer and CEO compensation in 1998.

   COMPENSATION POLICIES FOR EXECUTIVE OFFICERS. The D&N compensation committee's principal philosophy is to integrate compensation consideration with the execution of the Company's strategic plan, to ensure Company performance results and stockholder return. This is accomplished by providing both short-term and long-term incentives that reward achievement of the Company's performance goals and business plans. Assessments of both individual and corporate performance are made within a discretionary framework where the executive shares compensation risk and reward relative to results achieved.

   It is also the objective of the D&N compensation committee, through its compensation policies, to attract and recruit quality professional talent, encourage stock ownership in the Company by executive officers, and ensure that executive compensation is competitive to industry peer institutions. The D&N compensation committee continues to use compensation surveys from national and regional research organizations that report on compensation practices and salary levels for various executive positions at comparable size financial institutions. It is the D&N compensation committee's philosophy to provide executive base compensation that is competitive to other regional financial institutions' median base salary levels. The D&N compensation committee's decisions regarding base salaries for executive officers are discretionary and no quantifiable formula is utilized in the decision-making process.

   D&N has also designed its compensation practices to comply with the Internal Revenue Code's Section 162(m) compensation deduction limit of $1.0 million.

   During 1998, under the Company's performance-formula compensation plans discussed below, the executive officers received incentive awards based upon the Company's 1997 earnings and specific individual performance targets that are integral to the Company's strategic business plan.

   ANNUAL INCENTIVE AWARDS. Short-term cash awards are made to the executive officers based upon both corporate and individual performance measures. All executive officers share the same corporate goal, which is based on earnings. Each executive officer has different individual performance targets and weighting factors between corporate and individual goals. Performance awards are determined by actual percent of goal achievement.

   LONG-TERM INCENTIVE AWARDS. Long-term stock option awards under the stockholder-approved Amended and Restated 1994 Management Stock Incentive Plan are designed to increase long-term stockholder value. The plan has a formula with respective target stock option award levels, based upon equity-based compensation trends and practices at financial institutions of similar size as the Company. Award payouts are based upon an earnings per share target each year as delineated in the Company's business plan. Options are granted at the fair market value of D&N common stock on the date of grant, following the end of the fiscal year. One-third of the options are exercisable immediately, with one-third each vesting on the first and second anniversaries of the grant date.

   CEO COMPENSATION DISCUSSION. During 1998, the D&N compensation committee based its evaluation of Mr. Butvilas' performance primarily on his contribution to achieving the Company's profitability and stockholder return, as evidenced by the following analysis of stockholder return. See "Additional Information Regarding the D&N Annual Meeting--Stock performance graph."

   Mr. Butvilas' base compensation remained the same as the previous year at $300,000. Mr. Butvilas' overall compensation included an annual incentive payment based upon the Company's 1997 earnings discussed above. Effective in 1998, Mr. Butvilas' supplemental retirement benefit formula was changed by the Committee from a basic excess 401(k) arrangement to a more competitive 50% replacement income target at retirement. Based on the Committee's satisfaction with Mr. Butvilas' performance, the Committee allowed

Mr. Butvilas' employment agreement with the Company to be extended for a period of one year, in addition to the remaining term of the agreement.

   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. One member of the D&N compensation committee has received loans from D&N Bank in excess of $60,000. These loans were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons, and do not involve more than the normal risk of collectibility nor present other unfavorable features. In accordance with Item 404 of SEC Regulation S-K, no other interlock relationships existed among the D&N compensation committee members. No member of the D&N compensation committee is a former or current officer or employee of D&N or any of its subsidiaries.

   The foregoing report has been furnished by the Compensation Committee of the D&N Board.

                                          Joseph C. Bromley, Chairman
                                          Steven Coleman
                                          B. Thomas M. Smith, Jr.
                                          Peter Van Pelt

CERTAIN TRANSACTIONS

   D&N, through D&N Bank, has followed a policy of granting to its executive officers, directors and principal stockholders consumer loans as well as mortgage loans for purposes of purchasing or improving their residences. These loans were initially made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons. Federal Reserve Regulation O, 12 CFR Part 215 was amended to permit making certain kinds of loans to directors and executive officers at favorable interest rates. D&N Bank adopted a policy, effective September 30, 1996, of granting certain loans to executive officers at the same rates as are available to other D&N Bank employees through the employee loan program. Generally, employees may receive a loan benefit that provides up to a 1% interest rate reduction on eligible loans and a waiver of the loan processing/origination fee. There are limitations with regard to loan type and the frequency of receiving certain benefits. All participants in the employee loan program must meet the same credit and approval standards that are applicable to the general public. It is the belief of management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features. Loans to nonemployee directors are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons. All loans by D&N Bank to its directors and executive officers are subject to Office of Thrift Supervision regulations restricting loans and other transactions with affiliated persons of D&N Bank.

   Set forth below is certain information as of December 31, 1998 regarding the indebtedness under D&N Bank's employee loan program of each executive officer of D&N and his or her immediate family members, and of the immediate family members of the directors of D&N, whose aggregate indebtedness to D&N Bank under such program exceeded $60,000 at any time during the fiscal year ended December 31, 1998.

                                                                           LARGEST
                                                                           AMOUNT
                                                                         OUTSTANDING   BALANCE      INTEREST
                                                               ORIGINAL     SINCE        AT           RATE
   NAME AND POSITION     DATE OF LOAN       TYPE OF LOAN       AMOUNT($) 12/31/97($) 12/31/98($)     PAID(%)
   -----------------     ------------ ------------------------ --------- ----------- ----------- ---------------
George J. Butvilas......   12/14/92   Real Estate Mortgage      226,600    212,128           0               7.0
Director, President and
 CEO                       11/12/97   Boat                       90,000     88,567      85,009              7.35
 of D&N and D&N Bank       02/20/98   Real Estate Mortgage      212,850    212,850     210,075              6.25

Robert J. Krupka........   07/29/98   Real Estate Mortgage      195,000    195,000     194,272             6.375
Senior VP/Chief Credit     08/31/98    Home Equity Credit Line   25,000      3,857       3,664             Prime
 Officer of D&N Bank

Peter L. Lemmer.........   05/31/95   Real Estate Mortgage       95,200     85,180           0               7.5
 Senior VP/General
  Counsel                  05/22/97   Boat                       16,500     16,165      15,263              7.75
 of D&N and D&N Bank       04/22/98   Real Estate Mortgage      101,525    101,525      99,195              6.75

Susan D. Obermeyer......   04/15/94   Real Estate Mortgage       50,400     41,625           0               7.5
 Asst. VP/Asst.
  Treasurer of             07/30/96   Auto                       23,000     16,619           0              7.25
 D&N Bank                  02/27/98   Auto                       15,000     15,000      12,744              7.75
                           11/10/98   Real Estate Mortgage       53,550     53,550      53,550              6.00

Peter J. Schmidt........   12/23/94   Real Estate Mortgage       46,800     45,475      44,960              7.75
 Asst. VP/Community Bank   02/05/95   Advantage Line of Credit    3,300      3,116       2,106    4.5 over prime
 Manager of D&N Bank       12/26/95   Auto                       18,820     14,669           0              7.75
 (Son-in-Law of George
  J.                       12/15/97   Auto                       21,939     21,939           0              8.25
 Butvilas)                 09/01/98   Auto                       14,363     14,363      13,844              9.50

Donald W. Schulze.......   08/19/97   2nd Mortgage               11,019     10,223           0              8.25
 Senior VP/Human           02/27/97   Auto                       24,344      3,481           0              7.75
 Resources of D&N Bank     08/26/97   Real Estate Mortgage      222,000    221,370     217,509              7.25

Alfred J. Sliwinski.....   10/04/96   1st Mortgage              224,050    235,849           0               8.5
 Executive VP/Community    10/08/96   Auto                       10,339      8,280           0               8.4
 Banking of D&N            05/22/97   Home Equity Credit Line    15,000     14,995      14,995   2.25 over prime
 Bank(1)                   10/11/96   Real Estate Mortgage      228,000    226,079     223,715             7.125

--------
(1) Mr. Sliwinski ceased being an executive officer of D&N Bank as of January 8, 1999.

STOCK PERFORMANCE GRAPH

   Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on D&N's common stock against the cumulative total return of Media General's Composite S&L Index and the NASDAQ Market Index for the period of five years commencing January 1, 1994 and ending December 31, 1998.

                           [LINE GRAPH APPEARS HERE]

ASSUMES $100 INVESTED ON JANUARY 1, 1994
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31

                                       1993   1994   1995   1996   1997   1998
                                      ------ ------ ------ ------ ------ ------
      D&N Financial Corporation...... 100.00  96.77 156.45 216.13 377.76 339.76
      MG Group Index................. 100.00  95.79 151.72 198.00 332.91 291.84
      NASDAQ Market Index............ 100.00 104.99 136.18 169.23 207.00 291.96

VOTING SECURITIES AND CERTAIN HOLDERS THEREOF

   Set forth below is certain information as of March 9, 1999, as to (i) those persons who were known by D&N to own beneficially more than 5% of the common stock of D&N and (ii) the shares of common stock of D&N beneficially owned by the executive officers named below and all directors and executive officers as a group.

                                              AMOUNT AND NATURE
NAME AND ADDRESS OF                             OF BENEFICIAL        PERCENT OF
 BENEFICIAL OWNER                                 OWNERSHIP            CLASS
-------------------                           -----------------      ----------
Heartland Advisors, Inc. ....................       678,830(1)          7.23
 790 North Milwaukee Street
 Milwaukee, Wisconsin 53202

Fleet Financial Group, Inc. .................       526,192(2)          5.60
 One Federal Street
 Boston, Massachusetts 02110

George J. Butvilas,..........................       237,844(3)          2.49
 President and CEO
 D&N and D&N Bank

Kenneth R. Janson,...........................        40,077(3)          0.43
 Executive Vice President,
 CFO and Treasurer
 D&N and D&N Bank

Richard E. West,.............................        51,945(3)          0.55
 Executive Vice President/Wholesale Banking
 D&N Bank

Alfred J. Sliwinski,.........................        31,964(3)(4)(5)    0.34
 Executive Vice President/Community Banking
 D&N Bank

Peter L. Lemmer,.............................        40,279(3)          0.43
 Senior Vice President/General Counsel
 D&N and D&N Bank

All directors and executive officers as a
 group
 (18 persons)(6).............................     1,133,299(7)         11.50

--------
(1) The above information regarding beneficial ownership by Heartland Advisors, Inc. is as reported by them in a Schedule 13G dated January 13, 1999 under the Securities Exchange Act of 1934. Heartland reported sole voting power as to 223,250 shares, sole dispositive power as to 678,830 shares, shared voting power as to no shares, and shared dispositive power as to no shares. The shares are held in investment advisory accounts of Heartland. No such account is known to have an interest relating to more than 5% of the class.
(2) The above information regarding beneficial ownership by Fleet Financial Group, Inc. is as reported by them in a Schedule 13G dated February 12, 1999 under the Securities Exchange Act of 1934. Fleet Financial reported sole voting power as to 415,842 shares, sole dispositive power as to 526,192 shares, shared voting power as to no shares, and shared dispositive power as to no shares.
(3) Includes for Messrs. Butvilas, Janson, West, Sliwinski and Lemmer, respectively, 159,323, 12,593, 41,317, 2,510 and 34,694 shares subject to options granted under D&N's stock option plans that are exercisable within 60 days of March 9, 1999.
(4) Mr. Sliwinski ceased being an executive officer of D&N Bank as of January 8, 1999.
(5) Mr. Sliwinski has disclaimed beneficial ownership over 204 shares.
(6) Includes directors and executive officers of D&N and D&N Bank as of March 9, 1999.
(7) In addition to shares held directly, this amount includes 458,904 shares subject to options exercisable within 60 days of March 9, 1999 granted under D&N's stock option plans. Also included are shares allocated under the D&N Bank 401(k) Plan and shares held in retirement accounts or by certain family members, over which shares the respective directors and officers may be deemed to have shared voting and investment powers. However, 1,851 of these shares have been disclaimed for beneficial ownership purposes.

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

   D&N's independent auditors are PricewaterhouseCoopers LLP, certified public accountants. At the meeting, the stockholders will consider and vote on the ratification of the appointment of independent auditors for D&N's fiscal year ending December 31, 1999. The D&N Board has engaged PricewaterhouseCoopers LLP to be its auditors subject to ratification by D&N's stockholders. A representative of PricewaterhouseCoopers LLP is expected to attend the D&N meeting and will have an opportunity to make a statement and be available to answer questions.

   THE D&N BOARD UNANIMOUSLY RECOMMENDS THAT D&N STOCKHOLDERS VOTE FOR THE APPROVAL OF PRICEWATERHOUSECOOPERS LLP'S APPOINTMENT AS D&N'S INDEPENDENT AUDITORS FOR 1999.

STOCKHOLDER PROPOSAL

   A stockholder of D&N has submitted the following proposal and supporting statement for your consideration. D&N will provide you with the proponent's name, address and the number of D&N shares held by him upon your oral or written request.

 D&N Financial Corporation Director Compensation

     The shareholders hereby recommend that the Directors of D&N Financial Corporation shall be compensated only in cash.

   (UNDERLINES AND CAPITALIZATION SHOWN ABOVE ARE PROPONENT'S.)

STOCKHOLDER'S SUPPORTING STATEMENT

   Section 8. Compensation of the BY-LAWS OF D&N FINANCIAL CORPORATION read as follows:

     "The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the board of directors and may be paid a reasonable fixed sum for actual attendance at each meeting of the board of directors. Directors, as such, may receive a stated salary for their services. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings."

   In my opinion the definition of salary is clearly defined by the use of the term (salary) in the NOTICE OF ANNUAL MEETING OF STOCKHOLDERS sent to shareholders, SALARY CLEARLY MEANS CASH!

   (UNDERLINES AND CAPITALIZATION SHOWN ABOVE ARE PROPONENT'S.)

RESPONSE OF D&N BOARD

   THE D&N BOARD RECOMMENDS A VOTE AGAINST THIS STOCKHOLDER PROPOSAL FOR THE FOLLOWING REASONS:

   The D&N Board does not agree with the underlying premise of the proposal that non-cash compensation is prohibited by D&N's by-laws. The by-laws contain no language limiting D&N's ability to grant such options. The fact that salary is explicitly authorized does not imply that all other forms of compensation are prohibited. Furthermore, the D&N Board that originally adopted the by-laws intended to allow stock options, as that same D&N Board approved and recommended D&N's initial stock option plan to the stockholders for adoption in 1985.

   The D&N Board believes that its current director compensation policies are sound, reasonable and comparable to those used by other similarly situated public companies. Furthermore, the stockholders of D&N authorized the granting of stock options to directors in 1985, 1987, 1989, 1994, 1995 and 1997 by voting to adopt or amend the plans which provided for such options.

   The D&N Board believes that D&N's current director compensation policies should be left in place while D&N remains an independent company, as they are within industry standards and have been approved by D&N's stockholders on numerous occasions.

   ACCORDINGLY, THE D&N BOARD BELIEVES IT IS IN THE BEST INTERESTS OF D&N AND ITS STOCKHOLDERS TO REJECT THIS STOCKHOLDER PROPOSAL. THE D&N BOARD RECOMMENDS A VOTE AGAINST THIS STOCKHOLDER PROPOSAL. YOUR D&N PROXY WILL BE SO VOTED UNLESS YOU SPECIFY OTHERWISE.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires D&N's directors and executive officers, and persons who beneficially own more than 10% of a registered class of D&N's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of D&N. Officers, directors and greater than 10% beneficial owners are also required to furnish D&N with copies of all Section 16(a) forms they file.

   To D&N's knowledge, based solely on a review of the copies of such reports furnished to D&N and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were satisfied during the fiscal year ended December 31, 1998.

OTHER MATTERS

   The D&N Board is not aware of any business to come before the meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the meeting, it is intended that holders of the proxies will act in accordance with their best judgment and vote the proxies to the extent permitted by law.

                                 LEGAL MATTERS

   The validity of the Republic common stock to be issued in connection with the merger, and certain other legal matters, will be passed upon by Miller, Canfield, Paddock and Stone, P.L.C., 1400 North Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304. Certain legal matters will be passed upon for D&N by Silver, Freedman & Taff, L.L.P., 1100 New York Avenue, N.W., Suite 700, Washington, D.C. 20005.

   George E. Parker III, Esq., General Counsel and Corporate Secretary of Republic, is "of counsel" to Miller, Canfield, Paddock and Stone, P.L.C., and was a principal in that law firm for more than twenty-five years.

                                    EXPERTS

   The consolidated financial statements of Republic as of December 31, 1998 and 1997, and for each of the years in the two year period ended December 31, 1998, included in Republic's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1998 and incorporated by reference in this joint proxy statement/prospectus, which are referred to and made a part of this joint proxy statement/prospectus and the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in this joint proxy statement/prospectus and the registration statement. The consolidated financial statements of Republic for the year ended December 31, 1996, included in Republic's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated by reference in this joint proxy statement/prospectus, which is referred to and made a part of this joint proxy statement/prospectus and registration statement, have been audited by Deloitte & Touche L.L.P., independent auditors, as set forth in their report thereon included therein and incorporated by reference in this joint proxy statement/prospectus and the registration statement. All of these consolidated financial statements are incorporated by reference in this joint proxy statement/prospectus and in the registration statement in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements of D&N as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, included in D&N's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1998 and incorporated by reference in this joint proxy statement/prospectus, which are referred to and made a part of this joint proxy statement/prospectus and the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in this joint proxy statement/prospectus and the registration statement. All of these consolidated financial statements are incorporated by reference in this joint proxy statement/prospectus and in the registration statement in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   Representatives of Ernst & Young LLP and PricewaterhouseCoopers LLP are expected to be present at each of the meetings. These representatives will have an opportunity to make statements if they so desire and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

   Any Republic stockholder who wishes to submit a security holder proposal for possible inclusion in the proxy statement and proxy for Republic's 2000 annual meeting of stockholders pursuant to Rule 14a-8 of the SEC must do so on or before November 29, 1999. The proposal must comply with the rules and regulations of the SEC then in effect and must be transmitted by registered or certified mail to George E. Parker III, Esq., Secretary, Republic Bancorp Inc., 1070 East Main Street, Owosso, Michigan 48867.

   Any Republic stockholder who wishes to submit a security holder proposal for possible inclusion in the proxy statement and proxy for Republic's 2000 annual meeting of stockholders other than pursuant to Rule 14a-8 of the SEC must do so on or before March 14, 2000. The proposal must be transmitted by registered or certified mail to George E. Parker III, Esq., Secretary, Republic Bancorp Inc., 1070 East Main Street, Owosso, Michigan 48867.

   Any D&N stockholder who wishes to submit a security holder proposal for possible inclusion in the proxy statement and proxy for D&N's 2000 annual meeting of stockholders pursuant to Rule 14a-8 of the SEC must do so on or before November 24, 1999. The proposal must comply with the rules and regulations of the SEC then in effect and must be transmitted by registered or certified mail to Linda K. Korpela, Corporate Secretary, D&N Financial Corporation, 400 Quincy Street, Hancock, Michigan 49930.

   Any D&N stockholder who wishes to submit a security holder proposal for possible inclusion in the proxy statement and proxy for D&N's 2000 annual meeting of stockholders other than pursuant to Rule 14a-8 of the SEC must do so on or before March 13, 2000. The proposal must be transmitted by registered or certified mail to Linda K. Korpela, Corporate Secretary, D&N Financial Corporation, 400 Quincy Street, Hancock, Michigan 49930.

                      WHERE YOU CAN FIND MORE INFORMATION

   Republic and D&N file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy such information at the following locations of the SEC:

Public Reference Room      New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center       Citicorp Center
Room 1024                  Suite 1300                 500 West Madison Street
Washington, D.C. 20549     New York, NY 10048         Suite 1400
                                                      Chicago, IL 60661-2511

   You may also obtain copies of such information by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for information on the operation of the SEC's Public Reference Room.

   The SEC maintains an Internet worldwide web site that contains the reports, proxy statements and other information that Republic and D&N filed electronically with the SEC. The address of the SEC's web site is "http://www.sec.gov".

   You can also inspect reports, proxy statements and other information concerning Republic and D&N at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   Republic filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 to register the shares of Republic common stock to be issued to D&N stockholders in the merger. As permitted by the rules and regulations of the SEC, this joint proxy statement/prospectus does not contain all the information set forth in the registration statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above.

   The SEC allows us to "incorporate by reference" information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in this document or in later filed documents incorporated by reference in this document. This joint proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

   All of the documents filed with the SEC by Republic (File No. 0-15734) pursuant to the Securities Exchange Act of 1934 since the end of its fiscal year ended December 31, 1998 are incorporated by reference in this joint proxy statement/prospectus. These documents include the following:

  .  Republic's Annual Report on Form 10-K for the Year Ended December 31,
     1998.

  . All other reports filed by Republic pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by Republic's Annual Report on Form 10-K for the Year Ended December 31, 1998.

  . The description of Republic common stock set forth in Republic's registration statement on Form 10 filed on April 30, 1987 pursuant to
     Section 12(g) of the Exchange Act and set forth under "Item 11. Description of Registrant's Securities to be Registered," and all amendments thereto or reports filed for the purpose of updating such description.

   All of the documents filed with the SEC by D&N (File No. 0-17137) pursuant to the Exchange Act since the end of its fiscal year ended December 31, 1998 are incorporated by reference in this joint proxy statement/prospectus. These documents include the following:

  .  D&N's Annual Report on Form 10-K for the Year Ended December 31, 1998.

  . All other reports filed by D&N pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by D&N's Annual Report on Form 10-K for the Year Ended December 31, 1998.

  . The description of D&N common stock contained in D&N's registration statement on Form S-2 (File No. 33-69300) filed with the SEC on September 23, 1993 and all amendments thereto or reports filed for the purpose of updating such description.

   We are also incorporating by reference additional documents that we file with the SEC between the date of this joint proxy statement/prospectus and the dates of the annual meetings of our stockholders. Such incorporation by reference by us will not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

   If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. STOCKHOLDERS MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS BY WRITING OR TELEPHONING THE APPROPRIATE PARTY AT THE ADDRESSES AND TELEPHONE NUMBERS THAT FOLLOW:

 Republic Documents                        D&N Documents


Republic Bancorp Inc.                     D&N Financial Corporation
1070 East Main Street                     400 Quincy Street
Owosso, Michigan 48867                    Hancock, Michigan 49930
Attention: Thomas F.                      Attention: Peter L. Lemmer, Esq.
Menacher, C.P.A.                          (906) 482-2700
(517) 725-7337

   IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE RECEIVED BY WEDNESDAY, APRIL 21, 1999 (IN THE CASE OF REPUBLIC), AND BY TUESDAY, APRIL 20, 1999 (IN THE CASE OF D&N).

   Each of us will provide you, upon your written request, a copy of our Annual Report on Form 10-K for the Year Ended December 31, 1998, including the financial statements and the financial schedules, required to be filed with the SEC pursuant to Rule 13a-1 under the Exchange Act for our most recent fiscal year. Your request should be directed to the appropriate party at the address for that party set forth above.

   The joint proxy statement/prospectus sent to each Republic stockholder is accompanied by a copy of Republic's Annual Report on Form 10-K for the Year Ended December 31, 1998. The joint proxy statement/prospectus sent to each D&N stockholder is accompanied by a copy of D&N's Annual Report to Security Holders for the Year Ended December 31, 1998.

   You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than the date of this document, and neither the mailing of this document to stockholders nor the issuance of Republic common stock in the merger shall create any implication to the contrary.

   This document constitutes a prospectus of Republic with respect to the shares of Republic common stock to be issued to D&N stockholders upon completion of the merger. However, this document does not cover any resales of those shares of Republic common stock. No one is authorized to make use of this document in connection with any such resale.

   This document does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

   Republic supplied all information contained or incorporated by reference in this document relating to Republic and its subsidiaries and D&N supplied all such information relating to D&N and its subsidiaries.

                     [LETTERHEAD OF RONEY CAPITAL MARKETS]


                                    ANNEX A

                       OPINION OF RONEY CAPITAL MARKETS,
               A DIVISION OF FIRST CHICAGO CAPITAL MARKETS, INC.




                                                               December 1, 1998

Board of Directors
Republic Bancorp Inc.
122 South Main Street
Ann Arbor, MI 48104

Members of the Board of Directors:

   You have requested our opinion as to the fairness, from a financial point of view, to Republic Bancorp Inc. (the "Company") of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger dated as of December 1, 1998 (the "Agreement"), by and between the Company and D & N Financial Corporation ("D & N"). This written opinion confirms our oral opinion delivered on December 1, 1998. Pursuant to the terms of the Agreement, D & N will be merged with and into the Company (the "Transaction") and each outstanding share of common stock, par value $0.01 per share, of D & N (the "Common Stock") will be converted into 1.82 shares of common stock, par value $5.00 per share of the Company (the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

   Roney Capital Markets, a division of First Chicago Capital Markets, Inc. ("Roney"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company and D & N for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of October 13, 1998 (the "Engagement Letter"). In the past, Roney has provided other investment banking and financial advisory services to the Company and D & N for which we have received compensation. Roney may provide investment banking and financial advisory services to the Company in the future.

   In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things: (i) the Agreement; (ii) certain publicly available information for the Company and D & N, including each of the annual reports of the Company and D & N filed on Form 10-K for each of the years ended December 31, 1995, 1996 and 1997, and each of the quarterly reports of the Company and D & N filed on Form 10-Q for each of the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; (iii) certain internal financial analyses, financial forecasts, reports and other information concerning the Company and D & N prepared by the respective managements of the Company and

D & N; (iv) certain third party analysts' estimates as to the future financial performance of the Company and D & N; (v) discussions we have had with certain members of the managements of each of the Company and D & N concerning the historical and current business operations, financial conditions and prospects of the
Company and D & N and such other matters we deemed relevant; (vi) the reported price and trading histories of the shares of the common stock of the Company and D & N as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant; (vii) the respective financial conditions of the Company and D & N as compared to the financial conditions of certain other companies we deemed relevant; (viii) certain financial terms of the Transaction as compared to the financial terms of selected other business combinations we deemed relevant; and (ix) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

   In conducting our review and arriving at our opinion, as contemplated under the terms of our Engagement Letter with the Company we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and D & N, respectively, or publicly available, and we have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or to independently verify, such information. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the forecasted financials, cost savings and other synergies which we examined were reasonably prepared by management of the Company and D & N on bases reflecting the best currently available estimates and good faith judgments of such management. You have informed us, and we have assumed, that the Transaction will be recorded as a pooling-of-interests under generally accepted accounting principles. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or D & N, nor have we been furnished with such materials. We have assumed, without independent verification, that the aggregate allowance for credit losses for the Company and D & N are adequate to cover such losses. Our services to the Company in connection with the Transaction have been comprised solely of financial advisory services, as described in the Engagement Letter. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. We shall have no obligation to update the opinion set forth herein, unless requested by the Company in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any such request.

   Our opinion is provided for the information and assistance of the Board of Directors of Republic in connection with its consideration of the Transaction and does not constitute a recommendation as to how any stockholder should vote with respect to the Transaction. We hereby consent to the reference to the opinion of Roney Capital Markets, a division of First Chicago Capital Markets, Inc. in the Company's Registration Statement relating to the shares of common stock of the Company to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the Proxy Statement relating to the meeting of stockholders of the Company. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. We express no view as to the price or trading range for shares of the common stock of the Company following the consummation of the Transaction.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the Company.

                                          Very truly yours,

                                          RONEY CAPITAL MARKETS,
                                          a division of First Chicago
                                          Capital Markets, Inc.

                                    ANNEX B

                        OPINION OF HOVDE FINANCIAL, INC.

                                                                December 1, 1998

Board of Directors
D&N Financial Corporation
400 Quincy Street
Hancock, MI 49930

Members of the Board:

   D&N Financial Corporation ("D&N"), a Michigan corporation, and Republic Bancorp Inc. ("Republic"), a Michigan corporation, have entered into an Agreement and Plan of Merger ("Plan of Merger") dated December 1, 1998, pursuant to which D&N will be merged with and into Republic pursuant to a merger-of-equals (the "Merger"). As is set forth in Section 1.3 of the Plan of Merger, at the effective time of the Merger each of the outstanding shares of D&N common stock ("D&N Common Stock") will be converted into and have the right to receive 1.82 shares ("Exchange Ratio") of Republic common stock ("Republic Common Stock"). In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of D&N.

   Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. We are familiar with D&N, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Plan of Merger.

   We were retained by D&N to act as its financial advisor with respect to a review of D&N's strategic alternatives and the possible sale, merger, consolidation, or other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of D&N. We will receive compensation from D&N in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. At your direction, we solicited the interest of third parties regarding a possible business combination with D&N. The Plan of Merger is the result of this solicitation.

   During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of D&N and Republic and material prepared in connection with the proposed transaction, including the following: the Plan of Merger, certain historical publicly available information concerning D&N and Republic; the terms of recent merger and acquisition transactions involving banks, thrifts, and bank and thrift holding companies that we considered relevant; historical market prices and trading volumes for D&N Common Stock and Republic Common Stock; and financial and other information provided to us by the managements of D&N and Republic.

   In addition, we have conducted meetings with members of the senior management of D&N and Republic for the purpose of reviewing the future prospects of D&N and Republic. We also evaluated the pro forma ownership of Republic Common Stock by D&N's shareholders relative to the pro forma contribution of D&N's assets, liabilities, equity and earnings to the pro forma company, and conducted such other studies, analyses and examinations as we deemed appropriate. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

   In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by D&N and Republic and in the discussions with D&N and Republic management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of D&N and Republic at September 30, 1998 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of D&N or Republic, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of D&N or Republic, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

   We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to D&N and Republic. In rendering this opinion, we have been advised by D&N and Republic and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed that in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Republic or the surviving corporation that would have a material adverse effect on Republic or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of Republic or the surviving corporation after the Merger.

   Our opinion is based solely upon the information available to us and the economic, marked and other circumstances as they exit as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

   We are not expressing any opinion herein as to the prices at which shares of Republic Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of D&N Common Stock as to how such holder should vote with respect to the Plan of Merger at any meeting of holders of D&N Common Stock.

   Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view to the shareholders of D&N.

                                          Sincerely,

                                          HOVDE FINANCIAL, INC.

                                    ANNEX C

                          AGREEMENT AND PLAN OF MERGER
                      DATED AS OF DECEMBER 1, 1998 BETWEEN
                             REPUBLIC BANCORP INC.
                                      AND
                           D&N FINANCIAL CORPORATION
                      (WITHOUT ANY EXHIBITS OR SCHEDULES)

   THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is dated as of December 1, 1998, by and between D&N Financial Corporation, a Delaware corporation ("D&N"), and Republic Bancorp Inc., a Michigan corporation ("Republic"). Each of D&N and Republic is sometimes individually referred to herein as a "party," and D&N and Republic are sometimes collectively referred to herein as the "parties."

                                    RECITALS

   WHEREAS, D&N, a unitary savings and loan holding company, with principal offices in Hancock, Michigan, owns, among other things, all of the issued and outstanding capital stock of D&N Bank, a federally chartered savings bank ("D&N Bank"). As of the date hereof, D&N has 25,000,000 authorized shares of common stock, par value $0.01 per share ("D&N Common Stock"), of which 9,165,011 shares are outstanding, and 1,000,000 authorized shares of preferred stock, par value $.01 per share, none of which is outstanding.

   WHEREAS, Republic, a bank holding company, with principal offices in Owosso, Michigan, owns, among other things, 100% of the issued and outstanding capital stock of Republic Bank ("Republic Bank"). As of the date hereof, Republic has 30,000,000 authorized shares of common stock, par value $5.00 per share ("Republic Common Stock"), of which 23,697,383 shares are outstanding, 5,000,000 authorized shares of preferred stock, no par value per share ("Republic Preferred Stock"), of which no shares are outstanding.

   WHEREAS, D&N and Republic desire to combine their respective holding companies through a tax-free, stock-for-stock merger so that the respective stockholders of D&N and Republic will have an equity ownership in the combined holding company.

   WHEREAS, neither the Board of Directors of D&N nor the Board of Directors of Republic seeks to sell its respective holding company at this time but both Boards desire to merge their respective holding companies in a transaction structured as a merger of equals.

   WHEREAS, it is intended that to accomplish this result, D&N will be merged with and into Republic, with Republic as the surviving corporation. Such merger is referred to herein as the "Merger." Republic after the Merger is sometimes referred to herein as the "Surviving Corporation."

   WHEREAS, as an inducement to and condition of Republic's willingness to enter into this Agreement, D&N will grant to Republic concurrently with the execution and delivery of this Agreement an option pursuant to the D&N Stock Option Agreement (the "D&N Stock Option Agreement"). The D&N Stock Option Agreement is attached hereto as Exhibit A.

   WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

   WHEREAS, the Boards of Directors of D&N and Republic (at meetings duly called and held) have determined that this Agreement and the transactions contemplated hereby are in the best interests of D&N and

Republic, respectively, and their respective stockholders and have approved this Agreement and the D&N Stock Option Agreement.

   NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements hereinafter set forth, the parties hereby agree as follows:

                                   ARTICLE I
                         The Merger and Related Matters

   1.1 Merger. Subject to the terms and conditions of this Agreement and pursuant to applicable law, at the Effective Time (as hereinafter defined), (i) D&N shall be merged with and into Republic pursuant to the terms and conditions set forth herein, (ii) the separate corporate existence of D&N shall cease, and
(iii) Republic as the Surviving Corporation shall continue to be governed by the laws of the State of Michigan. This Agreement is intended to constitute the "plan of merger" contemplated by Section 701 of the Michigan Business Corporation Act, as amended (the "MBCA"), and the "agreement of merger" contemplated by Section 251 of the Delaware General Corporation Law, as amended ("DGCL").

   1.2 Effective Time. As soon as practicable after each of the conditions set forth in Article IV hereof has been satisfied or waived, D&N and Republic will file, or cause to be filed, a certificate of merger and articles of merger with the appropriate authorities of Delaware and Michigan, respectively, for the Merger, which certificate of merger and articles of merger shall in each case be in the form required by and executed in accordance with the provisions of applicable law. The Merger shall become effective at the time and date which is the later of the time at which (i) the Delaware certificate of merger is filed with the appropriate authorities of Delaware and (ii) the Michigan articles of merger are filed with the appropriate authorities of Michigan ("Effective Time"), which shall be immediately following the Closing (as defined in Section
1.11 hereof) and on the same day as the Closing if practicable, or at such other date and time as may be agreed to by the parties and specified in the certificate of merger and articles of merger in accordance with applicable law.

   1.3 Conversion of Shares.

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of D&N or Republic or the holders of shares of D&N or Republic Common
Stock:

     (i) Each outstanding share of D&N Common Stock issued and outstanding at the Effective Time subject to clause (a)(ii) of this Section 1.3 and
  Section 1.6 hereof, shall cease to be outstanding, shall cease to exist and shall be converted into and represent solely 1.82 shares of Republic Common Stock (the "Conversion Number") and shall no longer be a share of D&N Common Stock.

     (ii) Any shares of D&N Common Stock which are owned or held by either party hereto or any of their respective Subsidiaries (as defined in Section
  2.1 hereof) (other than in a fiduciary capacity) at the Effective Time shall cease to exist, the certificates for such shares shall as promptly as practicable be cancelled, such shares shall not be converted into or represent any shares of Republic Common Stock, and no shares of capital stock of Republic shall be issued or exchanged therefor. At the Effective Time, all shares of D&N Common Stock that are owned by D&N as treasury stock and all shares of D&N Common Stock that are owned, directly or indirectly, by D&N or Republic or any of their respective wholly-owned Subsidiaries (other than shares of D&N Common Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Republic Common Stock which are similarly held, whether held directly or indirectly by D&N or Republic, as the case may be, being referred to herein as "Trust Account Shares") and other than any shares of D&N Common Stock held by D&N or Republic or any of their respective wholly-owned Subsidiaries in respect of a debt previously contracted (any such shares of D&N Common Stock, and shares of Republic Common Stock which are similarly held, whether held directly or indirectly by D&N or Republic or any of their respective Subsidiaries, being referred to herein as "DPC Shares") and as set forth in the D&N Disclosure Schedule) shall be cancelled and shall cease to exist and no stock of Republic or other consideration shall be delivered in exchange therefor.

     (iii) Each share of Republic Common Stock issued and outstanding immediately before the Effective Time shall remain an outstanding share of Common Stock of Republic as the Surviving Corporation. All shares of Republic Common Stock that are owned by D&N or any of its wholly-owned Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Republic.

     (iv) The holders of certificates representing shares of D&N Common Stock shall cease to have any rights as stockholders of D&N, except such rights, if any, as they may have pursuant to the DGCL.

   1.4 Surviving Corporation in the Merger.

   (a) The name of the Surviving Corporation in the Merger shall be "Republic". At the Effective Time, the headquarters and principal executive offices of Republic immediately prior to the Effective Time shall be the headquarters and principal executive offices of the Surviving Corporation. At the Effective Time, the headquarters and principal executive offices of Republic Bank immediately prior to the Effective Time shall be the headquarters and principal executive offices of Republic Bank. At the Effective Time, the headquarters and principal executive offices of D&N Bank immediately prior to the Effective Time shall be the headquarters and principal executive offices of D&N Bank.

   (b) At the Effective Time, the Articles of Incorporation of Republic, as amended by the Republic Charter Amendment (as defined in Section 1.5(a) hereof) and as then in effect, shall be the Articles of Incorporation of Republic as the Surviving Corporation until amended as provided therein or as otherwise permitted by the MBCA.

   (c) At the Effective Time, the Bylaws of Republic as then in effect shall be the Bylaws of Republic as the Surviving Corporation until amended as provided therein or as otherwise permitted by the MBCA.

   (d) The directors and certain executive officers of Republic as the Surviving Corporation following the Merger shall be as provided in Section 6.2 herein until such directors or officers are replaced or additional directors or officers are elected or appointed in accordance with the provisions of this Agreement and the Articles of Incorporation and Bylaws of the Surviving Corporation.

   (e) From and after the Effective Time the Merger shall have the effects set forth in this Agreement and in the MBCA and the DGCL, including without limitation the following:

     (i) Republic as the Surviving Corporation shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of each of D&N and Republic, and all obligations belonging or due to each of D&N and Republic, all of which shall vest in Republic as the Surviving Corporation without further act or deed. Title to any real estate or any interest in the real estate vested in D&N or Republic shall not revert or in any way be impaired by reason of the Merger.

     (ii) Republic as the Surviving Corporation will be liable for all the obligations of each of D&N and Republic. Any claim existing, or action or proceeding pending, by or against D&N or Republic, may be prosecuted to judgment, with right of appeal, as if the Merger had not taken place, or Republic as the Surviving Corporation may be substituted in its place.

     (iii) All the rights of creditors of each of D&N and Republic will be preserved unimpaired, and all liens upon the property of D&N and Republic will be preserved unimpaired only on the property affected by such liens immediately before the Effective Time.

   1.5 Authorization for Issuance of Republic Common Stock; Exchange of Certificates.

   (a) Subject to the approval by Republic's stockholders of an amendment to the Articles of Incorporation of Republic increasing the number of authorized shares of Republic Common Stock to not less than 75,000,000 (the "Republic Charter Amendment"), prior to the Closing Republic shall reserve for issuance a sufficient number of shares of its common stock for the purpose of issuing its shares to D&N's stockholders in accordance with this Article I.

   (b) After the Effective Time, holders of certificates theretofore representing outstanding shares of D&N Common Stock (other than as provided in Section 1.3(a)(ii) hereof), upon surrender of such certificates to State Street Bank and Trust Company/Boston EquiServe, or another exchange agent appointed jointly by D&N and Republic on behalf of Republic as the Surviving Corporation (the "Exchange Agent"), shall be entitled to receive certificates for the number of whole shares of Republic Common Stock into which shares of D&N Common Stock theretofore evidenced by the certificates so surrendered shall have been converted, as provided in Section 1.3 hereof, and cash payments in lieu of fractional shares, if any, as provided in Section 1.6 hereof. As soon as practicable after the Effective Time, the Exchange Agent will send a notice and transmittal form to each D&N stockholder of record at the Effective Time whose D&N Common Stock shall have been converted into Republic Common Stock advising such stockholder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly representing D&N Common Stock in exchange for new certificates for Republic Common Stock. Upon surrender, each certificate representing D&N Common Stock shall be cancelled.

   (c) Until surrendered as provided in this Section 1.5 hereof, all outstanding certificates of a holder which, before the Effective Time, represented D&N Common Stock (other than those representing shares cancelled at the Effective Time pursuant to Section 1.3(a)(ii) hereof) will be deemed for all corporate purposes to represent the number of whole shares of Republic Common Stock into which the shares of D&N Common Stock formerly represented thereby were converted and the right to receive cash in lieu of a fractional share interest. However, until such outstanding certificates formerly representing D&N Common Stock are so surrendered, no dividend or distribution payable to holders of record of Republic Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distribution, without interest, theretofore paid with respect to such whole shares of Republic Common Stock, but not paid to such holder, and which dividends or distribution had a record date occurring on or after the Effective Time and the amount of any cash, without interest, payable to such holder in lieu of a fractional share interest pursuant to Section 1.6 hereof. After the Effective Time, there shall be no further registration of transfers on the records of D&N of outstanding certificates formerly representing shares of D&N Common Stock and, if a certificate formerly representing such shares is presented to Republic or D&N, it shall be forwarded to the Exchange Agent for cancellation and exchanged for a certificate representing shares of Republic Common Stock and cash for any fractional share interest (if any), as herein provided. Following six months after the Effective Time, the Exchange Agent shall return to Republic any certificates for Republic Common Stock and cash remaining in the possession of the Exchange Agent (together with any dividends in respect thereof) and thereafter shareholders of D&N shall look exclusively to Republic for shares of Republic Common Stock and cash to which they are entitled hereunder. Notwithstanding the foregoing, none of D&N, Republic, the Exchange Agent or any other Person shall be liable to any former holder of shares of D&N Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

   (d) All shares of Republic Common Stock and cash in lieu of any fractional share issued or paid upon the conversion of D&N Common Stock in accordance with the above terms and conditions shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such D&N Common Stock.

   (e) If any new certificate for Republic Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange thereof is registered, it shall be a condition of the issuance therefor that the certificate surrendered in exchange shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a new certificate representing shares of Republic Common Stock in any name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

   (f) In the event any certificate representing D&N Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Republic Common Stock and cash for any fractional share interest, as may be required pursuant hereto; provided, however, that Republic as the Surviving Corporation or Exchange Agent may, in its discretion and as a condition precedent to the issuance or payment thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Republic as the Surviving Corporation, D&N, the Exchange Agent or any other person with respect to the certificate alleged to have been lost, stolen or destroyed.

   1.6 No Fractional Shares. Notwithstanding any term or provision hereof, no fractional shares of Republic Common Stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued upon the conversion of or in exchange for any shares of D&N Common Stock; no dividend or distribution with respect to Republic Common Stock shall be payable on or with respect to any fractional share interest; and no such fractional share interest shall entitle the owner thereof to vote or to any other rights of a stockholder of Republic as the Surviving Corporation. In lieu of such fractional share interest, any holder of D&N Common Stock who would otherwise be entitled to a fractional share of Republic Common Stock will, upon surrender of his certificate or certificates representing D&N Common Stock outstanding immediately before the Effective Time, be paid the applicable cash value of such fractional share interest, which shall be equal to the product of the fraction of the share to which such holder would otherwise have been entitled and the closing price of Republic Common Stock on the trading day immediately prior to the date of the Effective Time. For the purposes of determining any such fractional share interest, all shares of D&N Common Stock owned by a D&N stockholder shall be combined so as to calculate the maximum number of whole shares of Republic Common Stock issuable to such D&N stockholder.

   1.7 Stockholders' Meetings.

   (a) D&N shall, at the earliest practicable date, hold a meeting of its stockholders (the "D&N Stockholders' Meeting") to submit this Agreement for adoption by its stockholders. The affirmative vote of a majority of the issued and outstanding shares of D&N Common Stock entitled to vote shall be required for such adoption.

   (b) Republic shall, at the earliest practicable date, hold a meeting of its stockholders (the "Republic Stockholders' Meeting") to (i) submit this Agreement for stockholder approval and (ii) submit the Republic Charter Amendment for stockholder approval. The affirmative vote of a majority of the issued and outstanding shares of Republic Common Stock entitled to vote shall be required for such approval of this Agreement and for such approval of the Republic Charter Amendment.

   1.8 D&N Stock Options.

   (a) The Disclosure Schedule delivered by D&N to Republic pursuant to Section
2.2 herein sets forth a list of each stock option outstanding on the date of this Agreement (collectively, the "D&N Stock Options") to purchase D&N Common Stock heretofore granted pursuant to the D&N Amended and Restated Stock Option and Incentive Plan (as amended February 27, 1995) and the D&N Amended and Restated 1994 Management Stock Incentive Plan (collectively, the "D&N Option Plans"). The Disclosure Schedule delivered by D&N to Republic pursuant to
Section 2.2 herein also sets forth with respect to each D&N Stock Option the option exercise price, the number of shares subject to the option, the dates of grant, vesting, exercisability and expiration of the option and that the option is either an incentive or a nonqualified stock option. Except as otherwise expressly provided in Section 3.14(b) hereof, without the written consent of Republic, no additional stock options shall, after the date of this Agreement, be granted under the D&N Option Plans.

   (b) At the Effective Time, each D&N Stock Option which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of D&N Common Stock and shall be converted automatically into an option to purchase shares of Republic Common Stock in an amount and at an exercise price determined as provided below (and otherwise, in the case of options, subject to the terms of the D&N Option Plans under which they were issued and the agreements evidencing grants thereunder):

     (i) The number of shares of Republic Common Stock to be subject to the new option shall be equal to the product of the number of shares of D&N Common Stock subject to the original D&N Stock Option and the Conversion Number, provided that any fractional shares of Republic Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

     (ii) The exercise price per share of Republic Common Stock under the new option shall be equal to the exercise price per share of D&N Common Stock under the original D&N Stock Option divided by the Conversion Number, provided that such exercise price shall be rounded down to the nearest whole cent.

   (c) The adjustment provided herein with respect to any D&N Stock Options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code")) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Internal Revenue Code. The vesting, duration and other terms of the new option shall be the same as the original D&N Stock Option except that all references to D&N shall be deemed to be references to Republic.

   (d) At all times after the Effective Time, Republic as the Surviving Corporation shall reserve for issuance such number of shares of Republic Common Stock as necessary so as to permit the exercise of options granted under the D&N Option Plans in the manner contemplated by this Agreement and, subject to
Section 1.8(e) hereof, the instruments pursuant to which such options were granted. Republic shall make all filings required under federal and state securities laws promptly after the Effective Time so as to permit the exercise of such options and the sale of the shares received by the optionee upon such exercise at and after the Effective Time and Republic as the Surviving Corporation shall continue to make such filings thereafter as may be necessary to permit the continued exercise of options and sale of such shares.

   (e) Notwithstanding anything to the contrary express or implied in any of the D&N Option Plans or any of the D&N Stock Options, D&N and Republic, as applicable, shall: (i) neither approve nor allow any holder of any stock option granted under any of the D&N Option Plans (including, without limitation, the D&N Stock Options) to elect or receive a cash payment in lieu of the right to receive or exercise such stock option; and (ii) not allow any holder of any stock option granted under any D&N Option Plan (including, without limitation, the D&N Stock Options) to exercise his or her right to receive cash pursuant to such D&N Option Plan, and shall institute a procedure to effect the issuance of D&N or Republic Common Stock, as applicable, in lieu thereof, with the right of the holder to sell such D&N or Republic Common Stock, as applicable.

   1.9 Registration Statement; Prospectus/Joint Proxy Statement.

   (a) For the purposes (i) of holding the Republic Stockholders' Meeting, (ii) of registering with the Securities and Exchange Commission ("SEC") and with applicable state securities authorities the Republic Common Stock to be issued to holders of D&N Common Stock in connection with the Merger and (iii) of holding the D&N Stockholders' Meeting, the parties shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, is referred to herein as the "Registration Statement"), including the Prospectus/Joint Proxy Statement satisfying all applicable requirements of applicable state laws, and of the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder (such Prospectus/Joint Proxy Statement, together with any and all amendments or supplements thereto, is referred to herein as the "Prospectus/Joint Proxy Statement").

   (b) D&N shall furnish such information concerning D&N and its Subsidiaries as is necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to such entities, to comply with Section 1.9(a) hereof. D&N agrees promptly to advise Republic if at any time before the Republic or D&N Stockholders' Meeting any information provided by D&N in the Prospectus/Joint Proxy Statement (through incorporation by reference or otherwise) becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. D&N shall furnish Republic with such supplemental information as may be necessary in order to cause such Prospectus/Joint Proxy Statement, insofar as it relates to D&N and its Subsidiaries, to comply with Section 1.9(a) hereof.

   (c) Republic shall furnish D&N with such information concerning Republic and its Subsidiaries as is necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to such entities, to comply with Section 1.9(a) hereof. Republic agrees promptly to advise D&N if at any time before the D&N or Republic Stockholders' Meeting any information provided by Republic in the Prospectus/Joint Proxy Statement (through incorporation by reference or otherwise) becomes incorrect or incomplete in any material respect and to provide D&N with the information needed to correct such inaccuracy or omission. Republic shall furnish D&N with such supplemental information as may be necessary in order to cause the Prospectus/Joint Proxy Statement, insofar as it relates to Republic and its Subsidiaries, to comply with Section 1.9(a).

   (d) Republic shall promptly file the Registration Statement with the SEC and applicable state securities agencies. D&N and Republic shall use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act and applicable state securities laws at the earliest practicable date. D&N authorizes Republic to utilize in the Registration Statement the information concerning D&N and its Subsidiaries incorporated by reference in, and provided to Republic for the purpose of inclusion in, the Prospectus/Joint Proxy Statement. Republic shall advise D&N promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Republic shall furnish D&N with copies of all such documents. Before the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Joint Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the Securities Act.

   1.10 Cooperation; Regulatory Approvals. The parties shall cooperate, and shall cause each of their respective affiliates and Subsidiaries to cooperate, in the preparation and submission by them, as promptly as reasonably practicable, of such applications, petitions, and other filings as any of them may reasonably deem necessary or desirable to or with thrift and bank regulatory authorities, Federal Trade Commission, Department of Justice, SEC, Secretary of State of Delaware and Michigan, other regulatory or governmental authorities, holders of the voting shares of common stock of D&N and Republic, and any other persons for the purpose of obtaining any approvals or consents necessary to consummate the transactions contemplated hereby. Each party will have the right to review and comment on such applications, petitions and filings in advance and shall furnish to the other copies thereof promptly after submission thereof. Any such materials must be acceptable to both D&N and Republic prior to submission to any regulatory or governmental entity or authority or transmission to stockholders or other third parties, except to the extent that D&N or Republic is legally required to proceed prior to obtaining the acceptance of the other party hereto. Each party agrees to consult with the other with respect to obtaining all necessary consents and approvals, and each will keep the other apprised of the status of matters relating to such approvals and consents and the consummation of the transactions contemplated hereby. At the date hereof, no party is aware of any reason that any regulatory approval required to be obtained by it would not be obtained or would be obtained subject to conditions that would have or result in a material adverse effect on Republic as the Surviving Corporation.

   1.11 Closing. If (i) this Agreement has been duly approved by the stockholders of D&N and Republic, (ii) the Republic Charter Amendment has been duly approved by the stockholders of Republic, and (iii) all relevant conditions of this Agreement have been satisfied or waived, a closing (the "Closing") shall take place as promptly as practicable thereafter at the principal office of Miller, Canfield, Paddock and Stone, P.L.C., Detroit, Michigan, or at such other place as the parties agree, at which the parties will exchange certificates, letters and other documents as required hereby and will make the filings described in Section 1.2 hereof. Such Closing will take place within 30 days after the satisfaction or waiver of all conditions and/or obligations precedent to Closing contained in Article IV of this Agreement, or at such other time as the parties agree. The parties shall use their respective best efforts to cause the Closing to occur on or prior to June 30, 1999.

   1.12 Tax Consequences; Accounting Treatment. It is intended that (i) the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Internal Revenue Code, and (iii) the Merger shall qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 and SEC Accounting Series Releases 130 and 135, as amended.

                                   ARTICLE II
                         Representations and Warranties

   D&N represents and warrants to Republic, and Republic represents and warrants to D&N, except as disclosed in the Disclosure Schedule delivered by each party to the other pursuant to Section 2.23 hereof, as follows:

   2.1 Organization, Good Standing, Authority, Insurance, Etc. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Section 2.1 of its Disclosure Schedule lists each "subsidiary" (the term "subsidiary" when used with respect to any party means any entity (including without limitation any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated) which is consolidated with such party for financial reporting purposes (individually a "Subsidiary" and collectively the "Subsidiaries"). Each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized, as set forth in Section 2.1 of its Disclosure Schedule. It and each of its Subsidiaries have all requisite power and authority and to the extent required by applicable law are licensed to own, lease and operate their respective properties and conduct their respective businesses as they are now being conducted. It has delivered or made available to the other party a true, complete and correct copy of the articles of incorporation, certificate of incorporation or other organizing document and of the bylaws, as in effect on the date of this Agreement, of it and each of its Subsidiaries. It and each of its Subsidiaries are qualified to do business as foreign corporations or entities and are in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on it. All eligible accounts of each of its Subsidiaries that is a depositary institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the maximum extent permitted under applicable law. In the case of the representations and warranties of D&N, D&N is duly registered as a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended, and the D&N Common Stock is registered under the Exchange Act. In the case of the representations and warranties of Republic, Republic is duly registered as a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and the Republic Common Stock is registered under the Exchange Act. Its minute books and those of each of its Subsidiaries contain complete and accurate records of all meetings and other corporate actions taken by their respective stockholders and Boards of Directors (including the committees of such Boards).

   2.2 Capitalization.

   (a) Its authorized capital stock and the number of issued and outstanding shares of its capital stock as of the date hereof are accurately set forth in the recitals in this Agreement. All outstanding shares of its common stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except (i) as set forth in Section 2.2 of its Disclosure Schedule or (ii) with respect to the D&N Stock Option Agreement, as of the date of this Agreement, there are no options, convertible securities, warrants or other rights (preemptive or otherwise) to purchase or acquire any of its capital stock from it and no oral or written agreement, contract, arrangement, understanding, plan or instrument of any kind to which it or any of its Subsidiaries is subject with respect to the issuance, voting or sale of issued or unissued shares of its capital stock. A true and complete copy of each plan and agreement pursuant to which such options, convertible securities, warrants or other rights have been granted or issued, as in effect on the date of this Agreement, is included in
Section 2.2 of its Disclosure Schedule. Only the holders of its common stock have the right to vote at meetings of its stockholders on matters to be voted thereat (including this Agreement).

   (b) Subject to stockholder approval of the Republic Charter Amendment, and with respect to the shares of Republic Common Stock to be issued in the Merger, Republic represents and warrants that such shares when so issued in accordance with this Agreement will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights or other liens.

   2.3 Ownership of Subsidiaries. All outstanding shares or ownership interests of its Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by it or one of its Subsidiaries free and clear of any lien, claim, charge, restriction, rights of third parties, or encumbrance (collectively, "Encumbrance"), except as set forth in Section 2.3 of its Disclosure Schedule. There are no options, convertible securities, warrants or other rights (preemptive or otherwise) to purchase or acquire any capital stock or ownership interests of any of its Subsidiaries and no contracts to which it or any of its Subsidiaries is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock or ownership interests of any of its Subsidiaries. Neither it nor any of its Subsidiaries owns more than 2% of the capital stock or other equity securities (including securities convertible or exchangeable into such securities) of or more than 2% of the aggregate profit participations in any entity other than a Subsidiary or as otherwise set forth in Section 2.3 of its Disclosure Schedule.

   2.4 Financial Statements and Reports.

   (a) No registration statement, offering circular, proxy statement, schedule or report filed by it or any of its Subsidiaries under various securities and financial institution laws and regulations ("Regulatory Reports"), on the date of its effectiveness in the case of such registration statements, or on the date of filing in the case of such reports or schedules, or on the date of mailing in the case of such proxy statements, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For the past five years, it and its Subsidiaries have timely filed all Regulatory Reports required to be filed by them under various securities and financial institution laws and regulations except to the extent that all failures to so file, in the aggregate, would not have a material adverse effect on it; and all such documents, as finally amended, complied in all material respects with applicable requirements of law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the Regulatory Reports (or to be included in Regulatory Reports to be filed after the date hereof) (i) were or will be (with respect to financial statements in respect of periods ending after September 30, 1998), prepared in accordance with its books and records and those of its consolidated Subsidiaries, and (ii) present (and in the case of financial statements in respect of periods ending after September 30, 1998, will present) fairly the consolidated financial position and the consolidated results of operations or income, changes in stockholders' equity and cash flows of it and its Subsidiaries as of the dates and for the periods indicated in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except for the omission of notes to unaudited statements and in the case of unaudited statements to recurring year-end adjustments normal in nature and amounts). Its audited consolidated financial statements at December 31, 1997 and for the year then ended and the consolidated financial statements for all periods thereafter up to the Closing reflect or will reflect, as the case may be, all liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) as of such date of it and its Subsidiaries required to be reflected in such financial statements in accordance with generally accepted accounting principles and contain or will contain (as the case may be) adequate reserves for losses on loans and properties acquired in settlement of loans, taxes and all other material accrued liabilities and for all reasonably anticipated material losses, if any, as of such date in accordance with generally accepted accounting principles. There exists no set of circumstances that could reasonably be expected to result in any liability or obligation material to it or its Subsidiaries, taken as a whole, except as disclosed in such consolidated financial statements at December 31, 1997 or for transactions effected or actions occurring or omitted to be taken after December 31, 1997 (i) in the ordinary course of business,
(ii) as permitted by this Agreement or (iii) as disclosed in its Regulatory Reports filed after December 31, 1997 and before the date of this Agreement. A true and complete copy of such December 31, 1997 financial statements has been delivered by it to the other party. The books and records of it and its Subsidiaries have been, and are being, maintained in all material respects in accordance with generally accepted accounting principles and any other applicable legal and accounting requirements.

   (b) To the extent permitted under applicable law, it has delivered or made available to the other party each Regulatory Report filed, used or circulated by it with respect to periods since January 1, 1995 through the date of this Agreement and will promptly deliver to the other party each such Regulatory Report filed, used or circulated after the date hereof, each in the form (including exhibits and any amendments thereto) filed with the applicable regulatory or governmental entity or authority (or, if not so filed, in the form used or circulated).

   2.5 Absence of Changes.

   (a) Since September 30, 1998, there has been no material adverse change affecting it. There is no occurrence, event or development of any nature existing or, to its best knowledge, threatened which may reasonably be expected to have a material adverse effect upon it.

   (b) Except as set forth in Section 2.5 of its Disclosure Schedule or in its Regulatory Reports filed after December 31, 1997 and before the date of this Agreement, since December 31, 1997, each of it and its Subsidiaries has owned and operated its respective assets, properties and businesses in the ordinary course and consistent with past practice.

   (c) In the case of D&N: since December 31, 1997 neither it nor any of its Subsidiaries has (i) except for such actions as are in the ordinary course of business consistent with past practice or except as required by applicable law,
(A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 1997, or (B) granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay, or (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance which, in its reasonable judgment, is likely, either individually or in the aggregate, to have a material adverse effect on it.

   2.6 Prospectus/Joint Proxy Statement. At the time the Prospectus/Joint Proxy Statement is mailed to the stockholders of D&N and Republic for the solicitation of proxies for the approvals referred to in Section 1.7 hereof and at all times after such mailings up to and including the times of such approvals, such Prospectus/Joint Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to it (including its Subsidiaries) and its stockholders, its common stock, this Agreement, the Merger and the other transactions contemplated hereby, will:

   (a) Comply in all material respects with applicable provisions of the Securities Act, the Exchange Act and the rules and regulations under such Acts; and

   (b) Not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which it is made, not misleading.

   2.7 No Broker's or Finder's Fees. No agent, broker, investment banker, person or firm acting on behalf or under authority of it or any of its Subsidiaries is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Merger or any other transaction contemplated hereby, except as set forth in
Section 2.7 of its Disclosure Schedule transactions contemplated by this Agreement, other than (i) in the case of Republic, Roney Capital Markets, a division of First Chicago Capital Markets, Inc. ("Roney") (a copy of which engagement agreement has been disclosed by Republic to D&N) whose fees, commissions and expenses shall be paid by Republic, and (ii) in the case of D&N, Hovde Financial, Inc. ("Hovde") (a copy of which engagement agreement has been disclosed by D&N to Republic) whose fees, commissions and expenses shall be paid by D&N.

   2.8 Litigation and Other Proceedings. Except for matters which would not have a material adverse effect on it, or except as set forth in Section 2.8 of its Disclosure Schedule, neither it nor any of its Subsidiaries is a defendant in, nor is any of its property subject to, any pending or, to its best knowledge, threatened claim, action, suit, investigation or proceeding or subject to any judicial order, judgment or decree. There is no injunction, order, judgment, decree, or regulatory restriction (other than (i) in the case of Republic, those that apply to similarly situated bank holding companies and/or banks, and (ii) in the case of D&N, those that apply to similarly situated savings and loan holding companies and/or savings banks) imposed upon it, any of its Subsidiaries or the assets of it or any of its Subsidiaries which has had, or might reasonably be expected to have, a material adverse effect on it.

   2.9 Compliance with Law. Except as set forth in Section 2.9 of its Disclosure Schedule:

   (a) It and each of its Subsidiaries are in compliance in all material respects with all laws, regulations, ordinances, rules, judgments, orders or decrees applicable to their respective operations or businesses, including without limitation the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Owners' Disclosure Act and all other applicable fair lending laws or other laws relating to discrimination. Neither it nor any of its Subsidiaries has received notice from any federal, state or local government or governmental or regulatory agency or body of any material violation of, and does not know of any material violations of, any of the above.

   (b) It and each of its Subsidiaries have all permits, licenses, certificates of authority, franchises, orders and approvals of, and have made all filings, applications and registrations with, all federal, state, local and foreign government or governmental or regulatory agency or body that are required in order to permit them to carry on their respective businesses as they are presently being conducted.

   (c) It and each of its Subsidiaries have received since January 1, 1995 no notification or communication from any government or governmental or regulatory agency or body or the staff thereof (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such government or governmental or regulatory agency or body administers or enforces; (B) threatening to revoke any license, franchise, permit or authorization; or (C) threatening or contemplating any enforcement action by or supervisory or other written agreement with a state or federal banking regulator, or any revocation or limitation of, or action which would have the effect of revoking or limiting, the FDIC deposit insurance of any Subsidiary (nor, to the knowledge of its executive officers, do any grounds for any of the foregoing exist); and

   (d) It and each of its Subsidiaries are not required to give prior notice to any government or governmental or regulatory agency or body of the proposed addition of an individual to their respective board of directors or the employment of an individual as a senior executive officer.

   (e) Each of its Subsidiaries which is a federally insured bank or savings institution currently performs all personal trust, corporate trust and other fiduciary activities ("Trust Activities") with requisite authority under applicable law and in accordance in all material respects with the agreed-upon terms of the agreements and instruments governing such Trust Activities, sound fiduciary principles and applicable law and regulation (specifically including, but not limited to, Section 9 of Title 12 of the Code of Federal Regulations) where the failure to so perform would have a material adverse effect on it; there is no investigation or inquiry of a material nature by any governmental entity or authority pending, or to its knowledge, threatened, against or affecting it, or any "Significant Subsidiary" (as defined in Rule 1-02(u) of Regulation S-X of the SEC) of it relating to the compliance by it or any such Significant Subsidiary with sound fiduciary principles and applicable regulations; and except where any such failure would not have a material adverse effect on it, each employee of its Subsidiaries had the authority to act in the capacity in which he or she acted with respect to Trust Activities, in each case, in which such employee held himself or herself out as a representative of a Subsidiary of it; and each of its Subsidiaries has established policies and procedures for the purpose of complying with applicable laws relating to Trust Activities, has followed such policies and procedures in all material respects and has performed appropriate internal audit reviews of, and has engaged independent accountants to perform audits of, Trust Activities, which audits since December 31, 1995 have disclosed no material violations of applicable laws or such policies and procedures.

   2.10 Corporate Actions.

   (a) Its Board of Directors (at a meeting duly called and held) has by the requisite vote (i) determined that the Merger is advisable and in the best interests of it and its stockholders, (ii) duly approved the Merger, this Agreement and the D&N Stock Option Agreement, and authorized its officers to execute and deliver this Agreement, the D&N Stock Option Agreement and to take all action necessary to consummate the Merger and the other transactions contemplated hereby and thereby, (iii) in the case of Republic, duly approved the Republic Charter Amendment and authorized its officers to take all action necessary to obtain stockholder approval of the Republic Charter Amendment and, following such stockholder approval, to effect the Republic Charter Amendment and the other transactions contemplated thereby, (iv) authorized and directed the submission for stockholders' approval or adoption of this Agreement, and
(v) in the case of Republic, authorized and directed the submission for stockholders' approval or adoption of the Republic Charter Amendment. Its Board of Directors has been provided with an opinion of its financial advisor (Roney in the case of Republic, and Hovde in the case of D&N), that, as of the date of such duly called and held meeting of its Board of Directors, the Conversion Number is fair, from a financial point of view, to its stockholders.

   (b) Its Board of Directors has taken all necessary action to exempt this Agreement, and the D&N Stock Option Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the D&N Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, (i) any applicable state takeover laws, (ii) any state laws limiting or restricting the voting rights of stockholders, (iii) any state laws requiring a stockholder approval vote in excess of the vote normally required in transactions of similar type not involving a "related person," "interested stockholder" or person or entity of similar type and (iv) any provision in its or any of its Subsidiaries' articles of incorporation, certificate of incorporation, charter or bylaws, (A) restricting or limiting stock ownership or the voting rights of stockholders or (B) requiring a stockholder approval vote in excess of the vote normally required in transactions of similar type not involving a "related person," interested stockholder" or person or entity of similar type.

   2.11 Authority. Except as set forth in Section 2.11 of its Disclosure Schedule, neither the execution and delivery of and performance of its obligations under this Agreement and the D&N Stock Option Agreement by it nor the consummation of the Merger will violate any of the provisions of, or constitute a breach or default under or give any person the right to terminate or accelerate payment or performance under, (i) its articles of incorporation, certificate of incorporation or bylaws, or the articles of incorporation, certificate of incorporation, charter or bylaws of any of its Subsidiaries,
(ii) any regulatory restraint on the acquisition of it or control thereof,
(iii) any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its Subsidiaries is subject or (iv) any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation or instrument ("Contract") to which it or any of its Subsidiaries is a party or is subject or by which any of its or their properties or assets is bound and which provides for payments by, on behalf of, or to it and/or any of its Subsidiaries in excess of either $50,000 per annum or $100,000 over the term of such Contract. The parties acknowledge that the consummation of the Merger and the other transactions contemplated hereby is subject to stockholder approval and to various governmental or regulatory approvals. It has all requisite corporate power and authority to enter into this

Agreement and the D&N Stock Option Agreement, and to perform its obligations hereunder and thereunder, subject, in the case of Republic, to the approval or adoption of the Republic Charter Amendment by the stockholders of Republic and, in the case of the Merger, to the approval or adoption of this Agreement by its stockholders under applicable law. Other than (x) the receipt of Governmental Approvals (as defined in Section 4.1(c) hereof), (y) the approval or adoption of this Agreement by its stockholders, and (z) in the case of Republic, the approval or adoption of the Republic Charter Amendment by its stockholders, and except as set forth in Section 2.11 of its Disclosure Schedule with respect to any Contract, no consents or approvals are required on its behalf or on behalf of any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. This Agreement and the D&N Stock Option Agreement have been duly executed and delivered on behalf of it (and assuming due authorization, execution and delivery by every other party to this Agreement and the D&N Stock Option Agreement), and each of them constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors rights generally and general principles of equity.

   2.12 Employment Arrangements.

   (a) Except as set forth in Section 2.12 of its Disclosure Schedule: (i) all employees of it and its Subsidiaries are employees-at-will, may be terminated at any time for any lawful reason or no reason and have no entitlement to employment by virtue of any oral or written contract, employer policy, or otherwise, except for any employees, individually or in the aggregate, the termination of whom without cause would not impose any material liability on it or its Subsidiaries or require any material payments by it or any of its Subsidiaries; (ii) there are no agreements, plans or other arrangements with respect to employment, severance or other benefits with any current or former directors, officers or employees of it or any of its Subsidiaries which may not be terminated without penalty or expense (including any augmentation or acceleration of benefits) on 30 days' or less notice to any such person; (iii) no payments and benefits (including any augmentation or acceleration of benefits) to current or former directors, officers or employees of it or any of its Subsidiaries resulting from the transactions contemplated hereby or the termination of such person's service or employment within two years after completion of the Merger will cause the imposition of excise taxes under
Section 4999 of the Internal Revenue Code or the disallowance of a deduction to it, Republic as the Surviving Corporation, or any of their respective Subsidiaries pursuant to Section 162, 280G, or any other section of the Internal Revenue Code; and (iv) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) constitute a stated "triggering event" under any "Employee Plan" (as defined in Section 2.13(a) hereof) or "Benefit Arrangement" (as defined in Section 2.13(a) hereof) of it or any of its Subsidiaries that will result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer, stockholder, or employee of it or any of its Subsidiaries, or any dependent or affiliate of any of the foregoing, from it or any of its Subsidiaries under any Employee Plan or Benefit Arrangement of it or any of its Subsidiaries or otherwise, (B) materially increase any benefits otherwise payable under any Employee Plan or Benefit Arrangement of it or any of its Subsidiaries or (C) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

   (b) Neither it nor any of its Subsidiaries is a party to any collective bargaining agreement or labor union contract. To the best of its knowledge, (i) no grievance procedure, arbitration proceeding or other labor controversy is pending against it or any of its Subsidiaries under any collective bargaining agreement or otherwise that would result in a material liability, (ii) it and each of its Subsidiaries has complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provision thereof relating to wages, hours, equal employment, safety, collective bargaining and the payment of social security and similar taxes and neither it nor any of its Subsidiaries is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except, in each case, any of the foregoing which, individually or in the aggregate would not have a material adverse effect on it, and (iii) there is no unfair labor practice or similar complaint against it or any of its Subsidiaries pending before the National Labor Relations

Board or similar authority or strike, dispute, slowdown, work stoppage or lockout pending or threatened against it or any of its Subsidiaries or any complaint pending before the Equal Employment Opportunity Commission or any comparable federal, state or local fair employment practices agency and none has existed during the past three years that was not dismissed without liability on the part of it or any of its Subsidiaries.

   2.13 Employee Benefits.

   (a) None of it, or any of its Subsidiaries, or any trade or business, whether or not incorporated, required to be treated as a "single employer" (within the meaning of Section 4001 of the Employment Retirement Income Security Act of 1974 ("ERISA")) with it under Section 414(b) or (c) of the Internal Revenue Code (an "ERISA Affiliate"), maintains any funded deferred compensation plans (including profit sharing, pension, retirement savings or stock bonus plans), unfunded deferred compensation arrangements or employee benefit plans as defined in Section 3(3) of ERISA, other than any plans ("Employee Plans") set forth in Section 2.13 of its Disclosure Schedule (true and correct copies of which it has delivered to the other party). None of the Employee Plans of it or any of its Subsidiaries is, and none of it, or any of its Subsidiaries, or any ERISA Affiliate has ever sponsored, participated in, or contributed to, a "multi-employer plan" as defined in Section 3(37) of ERISA, or a "multiple employer plan" as covered in Section 413(c) of the Internal Revenue Code or any plan which is subject to Title IV of ERISA or
Section 412 of the Internal Revenue Code. Neither it nor any of its Subsidiaries has incurred or reasonably expects to incur any liability to the Pension Benefit Guaranty Corporation except for required premium payments which, to the extent due and payable, have been paid. The Employee Plans intended to be qualified under Section 401(a) of the Internal Revenue Code are so qualified, and it is not aware of any fact which would adversely affect the qualified status of such plans. Except as set forth in Section 2.13 of its Disclosure Schedule, neither it nor any of its Subsidiaries (a) provides health, medical, death or survivor benefits to any former employee or beneficiary thereof or (b) maintains any form of current (exclusive of base salary and base wages) or deferred compensation, bonus, stock option, stock appreciation right, benefit, severance pay, retirement, employee stock ownership, incentive, group or individual health insurance, welfare or similar plan or arrangement for the benefit of any single or class of directors, officers or employees, whether active or retired (collectively "Benefit Arrangements"). There are no restrictions on the rights of it or any of its Subsidiaries or any ERISA Affiliate to amend or terminate any of the Employee Plans or Benefit Arrangements without incurring any liability thereunder.

   (b) Except as disclosed in Section 2.13 of its Disclosure Schedule, all Employee Plans and Benefit Arrangements which are in effect were in effect for substantially all of calendar year 1997 and there has been no material amendment thereof (other than amendments required to comply with applicable law) or increase in the cost thereof or benefits payable thereunder on or after January 1, 1998.

   (c) To its best knowledge, with respect to all Employee Plans and Benefit Arrangements, it and each of its Subsidiaries are in substantial compliance with the requirements prescribed by any and all statutes, governmental or court orders or rules or regulations currently in effect, including but not limited to ERISA and the Internal Revenue Code, applicable to such Employee Plans or Benefit Arrangements. To its best knowledge, no condition exists that could constitute grounds for the termination of any Employee Plan under Section 4042 of ERISA; no "prohibited transaction," as defined in Section 406 of ERISA and
Section 4975 of the Internal Revenue Code, has occurred with respect to any Employee Plan, or any other employee benefit plan maintained by it or any of its Subsidiaries which is covered by Title I of ERISA, which could subject any person to liability under Title I of ERISA or to the imposition of any tax under Section 4975 of the Internal Revenue Code; to its best knowledge, no Employee Plan subject to Part III of Subtitle B of Title I of ERISA or Section 412 of the Internal Revenue Code, or both, has incurred any "accumulated funding deficiency," as defined in Section 412 of the Internal Revenue Code, whether or not waived; neither it nor any of its Subsidiaries has failed to make any contribution or pay any amount due and owing as required by the terms of any Employee Plan or Benefit Arrangement. To its best knowledge, neither it nor any of its Subsidiaries has incurred or expects to incur, directly or indirectly, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of

ERISA which could constitute a liability of Republic as the Surviving Corporation or any of its Subsidiaries at or after the Effective Time.

   2.14 Information Furnished. No statement contained in any schedule, certificate or other document furnished (whether before, on or after the date of this Agreement) or to be furnished in writing by or on behalf of it to the other party pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission. To its best knowledge, no information which is material to the Merger and necessary to make the representations and warranties herein not misleading has been withheld from the other party.

   2.15 Property and Assets. Either it or one of its Subsidiaries is the sole and absolute owner of all of the assets (real and personal, tangible and intangible) reflected in the financial statements at December 31, 1997 referred to in Section 2.4 hereof or acquired subsequent thereto (other than assets which are leased under leases capitalized in accordance with generally accepted accounting principles and assets which have been disposed of since the date of such financial statements). It and its Subsidiaries have good and marketable title to all such assets free and clear of any and all Encumbrances, except for
(x) the Encumbrances, if any, listed in Section 2.15 of its Disclosure Schedule, (y) in each case for any assets the failure to have such good and marketable title or the existence of such Encumbrances which, individually or in the aggregate, would not have a material adverse effect on it, and (z) in the case of any real property, (I) such items as are shown in such financial statements or in the notes thereto, (II) liens for current real estate taxes not yet delinquent, (III) customary easements, restrictions of record and title exceptions that are not material to the value or use of such property, (IV) property sold or transferred in the ordinary course of business since the date of such financial statements, and (V) as otherwise specifically indicated in its Regulatory Reports filed after December 31, 1997 and before the date of this Agreement or in Section 2.15 of its Disclosure Schedule. No one has any written or oral agreement, option, understanding, or commitment, or any right or privilege capable of becoming an agreement, for the purchase from it or any of its Subsidiaries of any of the material assets owned or leased by any of them. It and its Subsidiaries enjoy peaceful and undisturbed possession under all material leases for the use of real property or personal property under which they are the lessee; all of such leases are valid and binding and in full force and effect, and neither it nor any of its Subsidiaries is in default in any material respect under any such lease. No default will arise under any material real property, material personal property lease or material intellectual property license by reason of the consummation of the Merger without the lessor's or licensor's consent except as set forth in Section 2.15 of its Disclosure Schedule. There has been no material physical loss, damage or destruction, whether or not covered by insurance, affecting any of the real properties or material personal property of it and its Subsidiaries since December 31, 1997. All fixed assets material to its or any of its Subsidiaries' respective business and currently used by it or any of its Subsidiaries are, in all material respects, in good operating condition and repair.

   2.16 Agreements and Instruments. Except as set forth in its Regulatory Reports filed after December 31, 1997 and before the date of this Agreement or in Section 2.16 of its Disclosure Schedule and, in the case of Republic, except as otherwise contemplated by Section 3.14 hereof, neither it nor any of its Subsidiaries is a party to (a) any material agreement, arrangement or commitment not made in the ordinary course of business, (b) any agreement, indenture or other instrument relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or of its Subsidiaries of any such obligation (other than (I) Federal Home Loan Bank advances with a maturity of one year or less from the date hereof and (II) in the case of Republic, its 6.75% Senior Debentures due January 15, 2001, its 6.95% Senior Debentures due January 15, 2003, and its 7.17% Senior Debentures due April 1, 2001), (c) any agreements to make loans or for the provision, purchase or sale of goods, services or property between it or any of its Subsidiaries and any director or officer of it or any of its Subsidiaries or any affiliate or member of the immediate family of any of the foregoing, (d) any agreements with or concerning any labor or employee organization to which it or any of its Subsidiaries is a party, (e) any agreements between it or any of its Subsidiaries and any 5% or more stockholder of it and (f) any agreements, directives, orders or similar arrangements between or involving it or any of its Subsidiaries and any state or regulatory authority.

   2.17 Material Contract Defaults. Neither it or any of its Subsidiaries nor the other party thereto is in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it or any Subsidiary of it is a party or by which its respective assets, business or operations may be bound or affected or under which it or its respective assets, business or operations receives benefits, which default is reasonably expected to have either individually or in the aggregate a material adverse effect on it, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

   2.18 Tax Matters.

   (a) It and each of its Subsidiaries have duly and properly filed all federal, state, local and other tax returns and reports required to be filed by them and have made timely payments of all taxes shown thereon to be due and payable, whether disputed or not; the current status of audits of such returns or reports by the Internal Revenue Service and other applicable tax authorities is as set forth in Section 2.18 of its Disclosure Schedule; and, except as set forth in Section 2.18 of its Disclosure Schedule, there is no agreement by it or any of its Subsidiaries for the extension of time for the assessment or payment of any taxes payable. Except as set forth in Section 2.18 of its Disclosure Schedule, neither the Internal Revenue Service nor any other taxing authority is now asserting or, to its best knowledge, threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith), nor is it aware of any basis for any such assertion or claim. It and each of its Subsidiaries have complied in all material respects with applicable Internal Revenue Service backup withholding requirements. It and each of its Subsidiaries have complied with all applicable state law tax collection and reporting requirements.

   (b) Adequate provision for any unpaid federal, state, local or foreign taxes due or to become due from it or any of its Subsidiaries for all periods through and including September 30, 1998 has been made and is reflected in its September 30, 1998 financial statements referred to in Section 2.4 hereof and has been or will be made with respect to periods ending after September 30, 1998.

   2.19 Environmental Matters.

   (a) To its best knowledge, neither it nor any of its Subsidiaries owns, leases, or otherwise controls any property affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos which requires removal or encapsulation. Neither it nor any of its Subsidiaries is aware of, nor has it or any of its Subsidiaries received written notice from any governmental or regulatory body of, any past, present or future conditions, activities, practices or incidents which may interfere with or prevent compliance or continued compliance with hazardous substance or other environmental laws or any regulation, order, decree, judgment or injunction, issued, entered, promulgated or approved thereunder or which may give rise to any common law or legal liability or otherwise form the basis of any claim, action, suit, proceeding, hearing, investigation or remediation activity based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, chemical or industrial, toxic or hazardous substance or waste. There is no civil, criminal or administrative claim, action, suit, proceeding, hearing or investigation pending or, to its knowledge, threatened against it or any of its Subsidiaries relating in any way to such hazardous substance laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder. To its knowledge, there is no reasonable basis for any such claim, action, suit, proceeding, hearing, investigation or remediation activity that would impose any material liability or that could reasonably be expected to have a material adverse effect on it.

   (b) None of its "Loan Portfolio Properties, Trust Properties and Other Properties" (as defined in this Section 2.19(b)) is in violation of or has any liability absolute or contingent, under any environmental laws or regulation, except any such violations or liabilities which, individually or in the aggregate would not have a material adverse effect on it. There are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to any of its Loan Portfolio Properties, Trust Properties and Other Properties

(including, without limitation, any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liability under or violation of environmental laws or regulation), which would impose a liability upon it or its Subsidiaries pursuant to any environmental laws or regulation, except such as would not, individually or in the aggregate, have a material adverse effect on it. "Loan Portfolio Properties, Trust Properties and Other Properties" means, with respect to each party, any real property, interest in real property, improvements, appurtenances, rights and personal property attendant thereto, which is owned, leased as a landlord or a tenant, licensed as a licensor or licensee, managed or operated or upon which is held a mortgage, deed of trust, deed to secure debt or other security interest by it or any of its Subsidiaries whether directly, as an agent, as trustee or other fiduciary or otherwise.

   2.20 Loan Portfolio; Portfolio Management.

   (a) All evidences of indebtedness reflected as assets in its financial statements at December 31, 1997 referred to in Section 2.4 hereof, or originated or acquired since such date, are (except with respect to those assets which are no longer assets of it or any of its Subsidiaries) binding obligations of the respective obligors named therein except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except as to the availability of equitable remedies, including specific performance, which are subject to the discretion of the court before which a proceeding is brought, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses or offsets which have been threatened or asserted against it or any Subsidiary. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents. All such indebtedness which is secured by an interest in personal property is secured by a valid and perfected security interest having the priority specified in the loan documents, except in each case in which, individually or in the aggregate, the failure to have such a security interest would not have a material adverse effect on it. All loans originated, directly or indirectly, or purchased by it or any of its Subsidiaries were at the time entered into and at all times owned by it or its Subsidiaries in compliance in all material respects with all applicable laws and regulations (including, without limitation, all consumer protection laws and regulations). It and its Subsidiaries (as applicable) administer their loan and investment portfolios (including, but not limited to, adjustments to adjustable mortgage loans) in accordance with all applicable laws and regulations and the terms of applicable instruments. The records of it and any of its Subsidiaries (as applicable) regarding all loans outstanding on its books are accurate in all material respects.

   (b) Section 2.20 of its Disclosure Schedule sets forth a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit and other assets of it and its Subsidiaries that have been adversely designated, criticized or classified by it as of September 30, 1998, separated by category of classification or criticism (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been adversely designated, classified or criticized as of the date hereof by any representative of any governmental or regulatory authority as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by it or any of its Subsidiaries before the date hereof.

   2.21 Real Estate Loans; Investments.

   (a) Except for properties acquired in settlement of loans, there are no facts, circumstances or contingencies known to it which exist and would require a material reduction under generally accepted accounting principles in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments or other loans of it or any of its Subsidiaries (either individually or in the aggregate with other loans and investments).

   (b) It and its Subsidiaries have good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Encumbrance, except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of it or any of its Subsidiaries. Such securities are valued on its books in accordance with generally accepted accounting principles. No investment material to it or any of its Subsidiaries is subject to any restrictions, contractual, statutory or other, that would materially impair the ability of it or any of its Subsidiaries to dispose freely of any such investment at any time, except restriction on the public distribution or transfer of any such investments under the Securities Act and the regulations thereunder or state securities laws and pledges or security interests given to secure public funds on deposit with any of its Subsidiaries.

   2.22 Derivatives Contracts. Neither it nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract not included in its financial statement as of September 30, 1998 which is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that are identified in Thrift Bulletin No. 65 or otherwise referred to as structured notes (each, a "Structured Note"), except for those Derivatives Contracts and Structured Notes set forth in Section 2.22 of its Disclosure Schedule, including a list, as applicable, of any of its or any of its Subsidiaries' assets pledged as security for a Derivatives Contract.

   2.23 Exceptions to Representations and Warranties.

   (a) On or before the date hereof, D&N has delivered to Republic and Republic has delivered to D&N its respective Disclosure Schedule setting forth, among other things, exceptions to any and all of its representations and warranties in Article II, provided that each exception set forth in a Disclosure Schedule shall be deemed disclosed for purposes of all representations and warranties if such exception is contained in a section of the Disclosure Schedule corresponding to a Section in Article II and provided further that (i) no such exception is required to be set forth in a Disclosure Schedule if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 2.23(b) and (ii) the mere inclusion of an exception in a Disclosure Schedule shall not be deemed an admission by a party that such exception represents a material fact, event or circumstance or would result in a material adverse effect or material adverse change.

   (b) None of the representations or warranties of D&N or Republic contained in Article II shall be deemed untrue or incorrect, and no party shall be deemed to have breached its representations or warranties contained herein, as a consequence of the existence of any fact, circumstance or event if such fact, circumstance or event, individually or taken together with all other facts, circumstances or events, would not, or in the case of Section 2.8 is not reasonably likely to, have a material adverse effect or material adverse change on such party.

   As used in this Agreement, the term "material adverse effect" or "material adverse change" means an effect or change which (i) is materially adverse to the financial condition of a party and its respective Subsidiaries taken as a whole, (ii) significantly and adversely affects the ability of D&N or Republic to consummate the transactions contemplated hereby or to perform its material obligations hereunder or (iii) enables any person to prevent the consummation of the transactions contemplated hereby, provided however that any effect or change resulting from (A) actions or omissions of D&N or Republic contemplated by this Agreement or taken with the prior consent of the other party in contemplation of the transactions provided for herein (including, without limitation, conforming accounting adjustments and, in the case of Republic, the entering into and/or consummation of the "Contemplated Permitted Transaction" (as defined in Section 3.14 hereof)), or (B) circumstances affecting the financial institutions industry generally (including changes in laws or regulations, accounting principles or general levels of interest rates) which do not adversely affect a party and its Subsidiaries, taken as a whole, in a manner significantly different than the other party hereto, shall be deemed not to be or have a material adverse effect or result in a material adverse change.

   2.24 Intellectual Property.

   (a) It and its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all intellectual property necessary for the operation of its business as presently conducted and as presently proposed to be conducted. The term "intellectual property" means all trademarks, service marks, logos, trade names and corporate names and registrations and applications for registration thereof, copyrights and registrations and applications for registration thereof, computer software, data and documentation, trade secrets and confidential business information (including financial, marketing and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information), other proprietary rights, and copies and tangible embodiments thereof (in whatever form or medium).

   (b) To the best of its knowledge, neither it nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and none of it, its Subsidiaries and their respective directors and officers (and employees with responsibility for intellectual property matters) has ever received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation. To its knowledge, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of it or any of its Subsidiaries.

   (c) Each item of intellectual property that any third party owns and that it and each of its Subsidiaries uses pursuant to license, sublicense, agreement, or permission: (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;
(ii) the license, sublicense, agreement or permission will continue to be legal, valid, binding and enforceable and in full force and effect on identical terms on and after the Closing Date; (iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event of default has occurred which with notice or lapse of time, or both, would constitute a breach or default or permit termination, modification or acceleration thereunder; (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof; and (vi) neither it nor any of its Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.

   2.25 No Investment Company. Neither it nor any of its Subsidiaries is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

   2.26 Tax Treatment; Pooling of Interests. It knows of no reason why the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. It has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes. All share repurchase programs previously authorized by its Board of Directors, except to the extent that it is advised by the SEC that such purchases would not adversely affect the ability of the parties to account for the Merger as a "pooling of interests" for accounting purposes, have been revoked by resolution duly adopted on or prior to the date hereof.

   2.27 Year 2000 Compliance. It and each of its Significant Subsidiaries has conducted an inventory of the hardware, software and embedded microcontrollers in non-computer equipment (the "Computer Systems") used by it and its Significant Subsidiaries in its or their business, in order to determine which parts of the Computer Systems are not Year 2000 compliant (as defined in Section 2.27) and to estimate the cost of rendering such Computer Systems Year 2000 compliant prior to January 1, 2000 or such earlier date on which such Computer Systems may shut down (a "hard crash") or produce incorrect calculations or otherwise malfunction without becoming totally inoperable (a "soft crash"). Based on such inventory, the estimated total cost of rendering the Computer Systems used by Republic and its Significant Subsidiaries Year 2000 compliant is $1,500,000. Based on such inventory, the estimated total cost of rendering the Computer Systems used by D&N and its Significant Subsidiaries Year 2000 compliant is $500,000. As used in this Agreement, the term "Year 2000 compliant" means that all of the hardware, software, and embedded microcontrollers in non-computer equipment comprising the Computer Systems will correctly differentiate between years, in different

Zcenturies, that end in the same two digits, and will accurately process date/time data (including, but not limited to, calculating, comparing, and sequencing) from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The consummation of the Merger and the other transactions contemplated by this Agreement will not result in the loss by it or any of its Subsidiaries of any rights to use computer and telecommunications software (including, without limitation, source and object code and documentation and any other media (including, without limitation, manuals, journals and reference books)) necessary to carry on its business substantially as currently conducted and the loss of which would have a material adverse effect on it. None of it or any of its Subsidiaries has received, or reasonably expects to receive, a "Year 2000 Deficiency Notification Letter" (as such term is employed in the Federal Reserve's Supervision and Regulation Letter No. SR 98-3(SUP), dated March 4, 1998). It has disclosed to the other party a complete and accurate copy of its plan for addressing the issues set forth in the statements of the Federal Financial Institutions Examination Council, dated May 5, 1997, entitled "Year 2000 Project Management Awareness," and December 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," as such issues affect it and its Subsidiaries.

                                  ARTICLE III
                                   Covenants

   3.1 Investigations; Access and Copies. Between the date of this Agreement and the Effective Time, each party agrees to give to the other party and its respective representatives and agents full access (to the extent lawful) to all of the premises, books, records and employees of it and its Subsidiaries at all reasonable times and to furnish and cause its Subsidiaries to furnish to the other party and its respective agents or representatives access to and true and complete copies of such financial and operating data, all documents with respect to matters to which reference is made in Article II of this Agreement or on any list, schedule or certificate delivered or to be delivered in connection herewith and such other documents, records, or information with respect to the businesses and properties of it and its Subsidiaries as the other party or its respective agents or representative shall from time to time reasonably request; provided however, that any such inspection (a) shall be conducted in such manner as not to interfere unreasonably with the operation of the business of the entity inspected and (b) shall not affect any of the representations and warranties hereunder. Each party will also give prompt written notice to the other party of any event or development which, (x) had it existed or been known on the date of this Agreement, would have been required to be disclosed under this Agreement, (y) would cause any of its representations and warranties contained herein to be inaccurate or otherwise materially misleading or (z) materially relates to the satisfaction of the conditions set forth in Article IV of this Agreement. Notwithstanding anything to the contrary herein, neither party hereto nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or, in the event of any litigation or threatened litigation between the parties over the terms of this Agreement, where access to information may be adverse to the interests of such party. To the extent reasonably practicable, the parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

   3.2 Conduct of Business. Between the date of this Agreement and the Effective Time or the termination of this Agreement, each party agrees, on behalf of itself and each of its respective Subsidiaries, except as otherwise contemplated by Section 3.14 hereof, or except insofar as the President of D&N or the Chief Executive Officer or the President of Republic shall otherwise consent in writing (which consent shall not be unreasonably withheld):

   (a) That it and its Subsidiaries shall (i) except as contemplated in this Agreement conduct their business only in the ordinary course consistent with past practices, (ii) maintain their books and records in accordance with past practices and (iii) use all reasonable efforts to preserve intact their business organizations and assets, to maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates and to take no action that would
(A) adversely affect the ability of any of them to obtain any Governmental Approvals (as defined in Section 4.1(c) hereof) or which would reasonably be expected to hinder or delay receipt of such Governmental Approvals or (B) adversely affect its ability to perform its obligations under this Agreement or the D&N Stock Option Agreement;

   (b) That except where the provisions herein are limited to a specific party and/or its Subsidiaries, it and its Subsidiaries shall not: (i) declare, set aside or pay any dividend or make any other distribution with respect to its capital stock, except for dividends or distributions by a wholly owned Subsidiary of such party to such party or in accordance with past practice;
(ii) reacquire or buy any of its outstanding shares; (iii) issue or sell any shares of capital stock of it or any of its Subsidiaries, except shares of its common stock issued pursuant to the D&N Stock Option Agreement and shares issued pursuant to exercise of stock options previously issued and identified in Section 2.2 of its Disclosure Schedule; (iv) effect any stock split, stock dividend, reverse stock split or other reclassification or recapitalization of its common stock; or (v) except with respect to the D&N Stock Option Agreement, grant any options or issue any warrants exercisable for or securities convertible or exchangeable into capital stock of it or any of its Subsidiaries or grant any stock appreciation or other rights with respect to shares of capital stock of it or of any of its Subsidiaries.

   (c) That except where the provisions herein are limited to a specific party and/or its Subsidiaries, it and its Subsidiaries shall not: (i) sell, dispose of or pledge any significant assets of it or of any of its Subsidiaries other than in the ordinary course of business consistent with past practices or to borrow funds consistent with the provisions hereinafter contained; (ii) merge or consolidate it or any of its Subsidiaries into another entity or acquire any other entity or except in accordance with its written business plan in effect on the date hereof, acquire any significant assets; (iii) sell or pledge or agree to sell or pledge or permit any lien to exist on any stock of any of its Subsidiaries owned by it; (iv) change the articles of incorporation or certificate of incorporation, charter, bylaws or other governing instruments of it or any of its Subsidiaries, except as contemplated by this Agreement; (v) engage in any lending activities other than in the ordinary course of business consistent with past practices; (vi) form any new subsidiary or cause or permit a material change in the activities presently conducted by any Subsidiary or make additional investments in subsidiaries in excess of $100,000; (vii) except to hedge interest rate risk on certificates of deposits or mortgage servicing rights, or to hedge interest rate risk and/or credit risk on commitments to extend consumer credit secured by residential mortgage loans, engage in any off balance sheet interest rate swap arrangement, (viii) engage in any activity not contemplated by its written business plan in effect on the date hereof (ix) purchase any equity securities other than Federal Home Loan Bank stock or incur or assume any indebtedness except in the ordinary and usual course of business;
(x) authorize capital expenditures other than in the ordinary and usual course of business; or (xi) implement or adopt any change in its accounting principles, practices or methods other than as may be required by generally accepted accounting principles. The limitations contained in this Section 3.2(c) shall also be deemed to constitute limitations as to the making of any commitment with respect to any of the matters set forth in this Section 3.2(c).

   (d) That except where the provisions herein are limited to a specific party and/or its Subsidiaries it and its Subsidiaries shall not: (i) grant any general increase in compensation or benefits to its employees or officers or pay any bonuses to its employees or officers except in accordance with policies in effect on the date hereof; (ii) enter into, extend, renew, modify, amend or otherwise change any employment or severance agreements with any of its directors, officers or employees except as consistent with past practice for Republic; (iii) grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors in such capacity;
(iv) in the case of D&N, involuntarily terminate any officer of it or any of its Subsidiaries without the prior consultation with Republic; or (v) establish or sponsor any new Employee Plan or Benefit Arrangement or effect any material change in its Employee Plans or Benefit Arrangements (unless such change is contemplated by this Agreement or is required by applicable law or, in the opinion of its counsel, is necessary to maintain continued qualification of any tax-qualified plan that provides for retirement benefits).

   3.3 No Solicitation. Each party agrees, on behalf of itself and each of its Subsidiaries, that it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of it or any of its Subsidiaries, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "Takeover Proposal" (as defined in this Section 3.3). Except as the fiduciary duties of its Board of Directors may otherwise require (as determined in good faith after consultation with its legal counsel), each party agrees that it will not authorize or permit any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of it or any of its Subsidiaries, directly or indirectly, (A) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Takeover Proposal; (B) to negotiate any Takeover Proposal with any person or entity; or (C) to enter into any agreement, letter of intent or agreement in principle as to any Takeover Proposal. Each party agrees that it shall promptly give written notice to the other upon becoming aware of any Takeover Proposal, such notice to contain, at a minimum, the identity of the persons submitting the Takeover Proposal, a copy of any written inquiry or other communication, the terms of any Takeover Proposal, any information requested or discussions sought to be initiated and the status of any requests, negotiations or expressions of interest. As used in this Agreement, "Takeover Proposal" shall mean any proposal, other than as contemplated by this Agreement, for a merger or other business combination involving either party or any of their respective financial institution Subsidiaries or for the acquisition of a 10% or greater equity interest in either party or any of their respective Subsidiaries, or for the acquisition of a substantial portion of the assets of either party or any of their respective Subsidiaries.

   3.4 Stockholder Approvals. The parties shall call the meetings of their respective stockholders to be held for the purpose of voting upon this Agreement and related matters, as referred to in Section 1.7 hereof, as soon as practicable. In connection with the D&N and Republic Stockholders' Meetings, the respective Boards of Directors shall recommend approval of this Agreement, and any other matters (including without limitation the Republic Charter Amendment) requiring stockholder action relating to the transactions contemplated herein (and such recommendation shall be contained in the Prospectus/Joint Proxy Statement) unless as a result of an unsolicited Takeover Proposal received by a party after the date hereof, the Board of Directors of such party determines in good faith after consultation with its legal counsel and investment banking firm that to do so would constitute a breach of the fiduciary duties of such Board of Directors to the stockholders of such party. Each of the parties shall use its best efforts to solicit from its stockholders proxies in favor of approval and to take all other action necessary or helpful to secure a vote of the holders of the outstanding shares of its common stock in favor of this Agreement, except as the fiduciary duties of its Board of Directors may otherwise require.

   3.5 Resale Letter Agreements; Accounting and Tax Treatment.

   (a) After execution of this Agreement, (i) D&N shall use its best efforts to cause to be delivered to Republic from each person who may be deemed to be an "affiliate" of D&N within the meaning of Rule 145 of the Securities Act, a written letter agreement as of a date prior to the date of the D&N Stockholders' Meeting in the form as set forth in Exhibit 3.5, regarding restrictions on resale of shares of Republic Common Stock, to ensure compliance with applicable restrictions imposed under the federal securities laws and prior to the Effective Time D&N shall use its best efforts to secure such written letter agreement from persons who become an affiliate of it subsequent to the date hereof, and (ii) neither party shall take any action which would prevent the Merger and the other transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code, or which would disqualify the Merger as a "pooling of interests" for accounting purposes, provided that nothing hereunder shall limit the ability of either party to exercise its rights under the D&N Stock Option Agreement.

   (b) Because the Merger is intended to qualify for pooling of interests accounting treatment, the shares of Republic Common Stock received by D&N affiliates in the Merger shall not be transferrable until such time as financial results covering at least 30 days of post-Merger operations have been published, and the certificates representing such shares will bear an appropriate restrictive legend. Republic shall use its best efforts to publish as promptly as reasonably practical but in no event later than forty-five (45) days after the end of the first month after the Effective Time in which there are at least thirty (30) days of post-merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

   3.6 Publicity. Between the date of this Agreement and the Effective Time, neither party nor any of its Subsidiaries shall, without the prior approval of the other party (which approval shall not be unreasonably withheld), issue or make, or permit any of its directors, employees, officers or agents to issue or make, any press release, disclosure or statement to the press or any third party with respect to the Merger or the other transactions contemplated hereby, except as required by applicable law or the rules of the National Association of Securities Dealers, Inc. and the Nasdaq National Market. The parties shall cooperate when issuing or making any press release, disclosure or statement with respect to the Merger or the other transactions contemplated hereby.

   3.7 Cooperation Generally. Between the date of this Agreement and the Effective Time, the parties and their respective Subsidiaries shall in conformance with the provisions of this Agreement use their best efforts, and take all actions necessary or appropriate, to consummate the Merger and the other transactions contemplated hereby at the earliest practicable date.

   3.8 Additional Financial Statements and Reports. As soon as reasonably practicable after they become publicly available, each party shall furnish to the other its statements of financial condition, statements of operations or statements of income, statements of cash flows and statements of changes in stockholders' equity at all dates and for all periods before the Closing. Such financial statements will be prepared in conformity with generally accepted accounting principles applied on a consistent basis and fairly present the financial condition, results of operations and cash flows of the respective parties (subject, in the case of unaudited financial statements, to (a) normal year-end audit adjustments, (b) any other adjustments described therein and (c) the absence of notes which, if presented, would not differ materially from those included with its most recent audited consolidated financial statements), and all of such financial statements will be prepared in conformity with the requirements of Form 10-Q or Form 10-K under the Exchange Act. As soon as reasonably practicable after they are filed, each party shall, to the extent permitted under applicable law, furnish to the other its Regulatory Reports.

   3.9 Stock Exchange Listing. Republic agrees to use all reasonable efforts to cause to be listed on the Nasdaq National Market, subject to official notice of issuance, the shares of Republic Common Stock to be issued in the Merger.

   3.10 Employee Benefits and Agreements.

   (a) Following the Effective Time, Republic as the Surviving Corporation shall honor in accordance with their terms all Benefit Arrangements and all provisions for vested benefits or other vested amounts earned or accrued through such time period under the Employee Plans.

   (b) The Employee Plans shall not be terminated by reason of the Merger but shall continue thereafter as plans of Republic as the Surviving Corporation until such time as the Employee Plans are integrated, subject to the terms and conditions specified in such plans and to such changes therein as may be necessary to reflect the consummation of the Merger. Republic as the Surviving Corporation shall take such steps as are necessary as soon as practicable following the Effective Time to integrate the Employee Plans, with (i) full credit for prior service with D&N or Republic or any of the D&N or Republic Subsidiaries for purposes of vesting and eligibility for participation (but not benefit accruals under any Employee Plan), and co-payments and deductibles and
(ii) waiver of all waiting periods and pre-existing condition exclusions or penalties.

   (c) Employment Agreements and Related Matters.

     (i) Immediately prior to the Effective Time, Republic and D&N Bank shall offer to employ Mr. George J. Butvilas pursuant to the form of Employment Agreement attached hereto as Exhibit 3.10(c)(i) (the "New Employment Agreement"). Simultaneously with the execution and delivery of the New Employment Agreement, (x) D&N shall cause Mr. Butvilas to execute and deliver an acknowledgment and release in the form attached hereto as
  Exhibit 3.10(c)(ii) (the "Acknowledgment"), and (y) as set forth in the Acknowledgment and upon his timely execution and delivery of the Acknowledgement, shall pay to Mr. Butvilas the sum provided for in the Acknowledgement. Upon and in consideration of the execution of the Employment Agreement by Republic and the payment of the sum provided for in the Acknowledgement, the Employment Agreement dated as of July 31, 1997, among D&N, D&N Bank and Mr. Butvilas, shall be deemed to be fully satisfied and terminated for all purposes. Republic represents and warrants to D&N that the form and substance of the New Employment Agreement is acceptable to it. D&N represents and warrants to Republic that the form and substance of the New Employment Agreement is acceptable to D&N Bank. D&N shall provide Republic with the amount of the sum to be paid to Mr. Butvilas pursuant to the Acknowledgement, and the supporting calculations therefor, not later than that date that is fifteen (15) days prior to the Closing Date.

     (ii) D&N shall, in accordance with the terms of the D&N Bank Overflow Plan (the "D&N SERP"), make the contribution required for 1998 under the D&N SERP. At or prior to the Effective Time, D&N shall pay all amounts contained in the D&N SERP (including all earnings or accumulations thereon, if any, through the date of payment) to George J. Butvilas. D&N covenants, represents and warrants to Republic that Mr. Butvilas is the only person eligible to receive benefits under the D&N SERP. D&N shall provide Republic with the amount of the sum to be contributed by D&N to the D&N SERP pursuant to this Section 3.10(c)(ii), and the supporting calculations therefor, not later than that date that is fifteen (15) days prior to the Closing Date.

   3.11 Conforming Accounting And Reserve Policies; Restructuring Expenses.

   (a) Notwithstanding that D&N believes that it has established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, D&N recognizes that Republic has adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses), subject to applicable laws, regulations, and the requirements of governmental and regulatory agencies or bodies and generally accepted accounting principles. From and after the date of this Agreement to the Effective Time, D&N and Republic shall consult and cooperate with each other with respect to conforming, based upon such consultation, D&N's loan, accrual and reserve policies to those policies of Republic.

   (b) In addition, from and after the date of this Agreement to the Effective Time, D&N and Republic shall consult and cooperate with each other with respect to determining, based upon such consultation, appropriate accruals, reserves and charges to establish and take in respect of excess facilities and equipment capacity, restructuring costs, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments taking into account the Surviving Corporation's business plan following the Merger.

   (c) D&N and Republic shall consult and cooperate with each other with respect to determining, based upon such consultation, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

   (d) At the request of Republic, and in an amount and on a basis satisfactory to D&N, D&N shall promptly establish and take such reserves and accruals as Republic shall request to conform, on a mutually satisfactory basis, D&N's loan, accrual and reserve policies to Republic's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger; provided, however, that it is the objective of Republic and D&N that such reserves, accruals and charges be taken on or before the Effective Time, but in no event later than immediately prior to the Closing; and provided, further, that D&N shall not be obligated to take any such action pursuant to this Section 3.11 unless and until (i) Republic specifies its request in a writing delivered to D&N, (ii) all conditions to the obligations of D&N and Republic to consummate the Merger set forth in Sections
4.1 through 4.3 hereof have been waived or satisfied by the appropriate party, and (iii) such reserves, accruals and charges conform with generally accepted accounting principles, applicable laws, regulations, and the requirements of governmental entities.

   3.12 Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in its Disclosure Schedule and, except as expressly contemplated or permitted by this Agreement neither party shall, without the prior written consent of the other party: (a) take any action that would prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Internal Revenue Code; provided, however, that nothing contained herein shall limit the ability of Republic to exercise its rights under the D&N Option Agreement; or (b) agree to, or make any commitment to, take any of the actions prohibited by this Section 3.12.

   3.13 Legal Conditions to Merger. Each party shall, and shall cause its Subsidiaries to, use their best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article IV hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity or authority and any other third party which is required to be obtained by it or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

   3.14 Permitted Transactions.

   (a) Notwithstanding anything to the contrary express or implied herein, Republic may: (i) sell, dispose of, or "spin-off," or agree to sell, dispose of, or "spin-off," in a public distribution or otherwise, all or part of its equity interest in Market Street Mortgage Corporation, a subsidiary of Republic Bank ("Republic Mortgage Corporation"); (ii) convert into, or exchange for, indebtedness of, or another equity interest in, Republic Mortgage Corporation, all or part of its equity interest in Republic Mortgage Corporation; (iii) redeem, for cash and/or property, all or part of its equity interest in Republic Mortgage Corporation; (iv) declare and pay a stock dividend or a stock split not exceeding 10% of the shares of Republic Common Stock outstanding as of the date such stock dividend is declared; (v) merge Republic Savings Bank, a subsidiary of Republic ("Republic Savings Bank"), with and into Republic Bank;
(vi) transfer certain assets and employees of Republic Bank and Republic Savings Bank to Republic Bancorp Mortgage Inc., a subsidiary of Republic Bank;
(vii) amend the articles of incorporation or bylaws of Republic Mortgage, Republic Bank and/or Republic Savings Bank to the extent necessary to effect the transactions contemplated by clauses (i)-(iii), and (v)-(vi) of this
Section 3.14(a); (viii) make awards of restricted shares of Republic Common Stock, and grant rights or options to acquire shares of Republic Common Stock ("Republic Options"), to directors, officers and employees of it and its Subsidiaries in accordance with its Benefit Arrangements, as in effect on the date hereof, and consistent with past practices (including, without limitation, awards of stock and options pursuant to Republic's Voluntary Management Stock Accumulation Plan); (ix) issue additional shares of Republic Common Stock pursuant to the exercise of Republic Options outstanding as of the date hereof or issued pursuant to clause (viii) of this sentence; and (x) merge or consolidate it or a wholly-owned Subsidiary of it (which Subsidiary may be an existing entity or a newly-formed entity) with another entity so long as (w) in the event it is merged or consolidated with such other entity, it is the surviving entity in such merger or consolidation, (x) in the event such Subsidiary is merged or consolidated with such other entity, the surviving entity in such merger or consolidation is a wholly-owned subsidiary of it, (y) the consideration issued in such merger or consolidation consists solely of shares of Republic Common Stock and cash in lieu of any fractional shares, and (z) not more than 3,200,000 shares of Republic Common Stock are issued in such merger or consolidation (the "Contemplated Permitted Transaction").

   (b) Notwithstanding anything to the contrary express or implied herein, D&N may grant options to acquire shares of D&N Common Stock to directors, officers and employees of it and its Subsidiaries in accordance with the D&N Option Plans, as in effect on the date hereof, consistent with past practices and as disclosed in Section 2.2 of the Disclosure Schedule delivered by D&N to Republic.

   (c) D&N shall not, and shall not permit any of the D&N Subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (i) D&N's regular quarterly cash dividends in the amount (subject to the last two sentences of this paragraph) of $0.05 per share of D&N Common Stock (to the extent legally permitted), (ii) dividends paid (to the extent legally permitted) by any D&N Subsidiary to another D&N Subsidiary or D&N with respect to such D&N Subsidiary's capital stock, and (iii) regular cash dividends (consistent with past practice) on the shares of 9.0% preferred stock of D&N Capital Corporation issued and outstanding as of the date hereof.

   (d) Republic shall not, and shall not permit any of the Republic Subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (i) Republic's regular quarterly cash dividends in the amount (subject to the last two sentences of this paragraph) of $0.08 per share of Republic Common Stock (to the extent legally permitted), and (ii) dividends paid (to the extent legally permitted) by any Republic Subsidiary to another Republic Subsidiary or Republic with respect to such Republic Subsidiary's capital stock.

   (e) From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, neither party to this Agreement, without the prior written consent of the other party to this Agreement, shall make any changes in its practice of setting dividend record or dividend payment dates. Each of Republic and D&N shall coordinate with the other regarding the declaration and payment of dividends in respect of the Republic Common Stock and the D&N Common Stock and the record dates and payment dates relating thereto, it being the intention of Republic and D&N that any holder of Republic Common Stock or D&N Common Stock shall not receive two dividends for any single calendar quarter with respect to its shares of D&N Common Stock and/or shares of Republic Common Stock, including shares of Republic Common Stock that a holder received in exchange for shares of D&N Common Stock pursuant to the Merger.

                                   ARTICLE IV
                           Conditions of the Merger;
                            Termination of Agreement

   4.1 General Conditions. The obligations of each party to effect the Merger shall be subject to the satisfaction (or written waiver by such party, to the extent such condition is waivable) of the following conditions before the Effective Time:

   (a) Stockholder Approval. The holders of the outstanding shares of D&N and Republic Common Stock shall have approved or adopted this Agreement as specified in Section 1.7 hereof or as otherwise required by applicable law. The holders of the outstanding shares of Republic Common Stock shall have approved or adopted the Republic Charter Amendment as specified in Section 1.7 hereof or as otherwise required by applicable law.

   (b) No Proceedings. No order shall have been entered and remain in force restraining or prohibiting the Merger in any legal, administrative, arbitration, investigatory or other proceedings by any governmental or judicial or other authority. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental or regulatory authority which prohibits, materially restricts or makes illegal consummation of the Merger.

   (c) Governmental Approvals. To the extent required by applicable law or regulation, all approvals of or filings with any governmental or regulatory authority (collectively, "Governmental Approvals") shall have been obtained or made, and any waiting periods shall have expired in connection with the consummation of the Merger; provided, however, that none of the preceding shall be deemed obtained or made if it shall be conditioned or restricted in a manner that would have or result in a material adverse effect on Republic as the Surviving Corporation as the parties hereto shall reasonably and in good faith agree. All other statutory or regulatory requirements for the valid consummation of the Merger shall have been satisfied.

   (d) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order of the SEC (and no proceedings for that purpose shall have been initiated or threatened by the
SEC) and, if the offer and sale of the Surviving Corporation Common Stock in the Merger pursuant to this Agreement is subject to the securities laws of any state, shall not be subject to a stop order of any state securities authority.

   (e) Federal Tax Opinion. Each party shall have received an opinion of its tax counsel, dated as of the Effective Time, to the effect that for federal income tax purposes:

     (i) The Merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code.

     (ii) No gain or loss will be recognized by D&N or Republic by reason of the Merger.

     (iii) No gain or loss will be recognized by any stockholder of D&N upon the exchange of D&N Common Stock solely for Republic Common Stock in the Merger.

     (iv) The basis of the Republic Common Stock received by each stockholder of D&N who exchanges D&N Common Stock for Republic Common Stock in the Merger will be the same as the basis of the D&N Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Surviving Corporation Common Stock).

     (v) The holding period of the Republic Common Stock received by a stockholder of D&N in the Merger will include the holding period of the D&N Common Stock surrendered in exchange therefore, provided that such shares of D&N Common Stock were held as a capital asset by such stockholders at the Effective Time.

     (vi) Cash received by a D&N shareholder in lieu of a fractional share interest of Republic Common Stock as part of the Merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Republic Common Stock which such stockholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the D&N stock was a capital asset in such stockholder's hands at the Effective Time).

   (f) Third Party Consents. All consents or approvals of all persons (other than the Governmental Approvals referenced in Section 4.1(c) hereof) required for the execution, delivery and performance of this Agreement and the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Republic as the Surviving Corporation as the parties hereto shall reasonably and in good faith agree.

   (g) Listing. The shares of Republic Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

   (h) Pooling of Interests. Each party shall have received a letter, effective as of the Effective Time, from its independent accountants addressed to it to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

   4.2 Conditions to Obligations of D&N. The obligations of D&N to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or written waiver by D&N of the following additional conditions before the Effective Time:

   (a) No Material Adverse Effect. Between the date of this Agreement and the Closing, Republic shall not have been effected by any event or change which has had or caused a material adverse effect or material adverse change on it.

   (b) Representations and Warranties to be True; Fulfillment of Covenants and Conditions. (i) The representations and warranties of Republic shall be true and correct (subject to Section 2.23 hereof) as of the date hereof and at the Effective Time with the same effect as though made at the Effective Time (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect, on Republic; (ii) Republic and its Subsidiaries shall have performed all obligations and complied with each covenant, in all material respects, and satisfied all conditions under this Agreement on its part to be satisfied at or before the Effective Time; and (iii) Republic shall have delivered to D&N a certificate, dated the Effective Time and signed by its chief executive officer and chief financial officer, certifying as to the satisfaction of clauses (i) and (ii) hereof.

   (c) No Litigation. Neither Republic nor any Republic Subsidiary shall be subject to any pending litigation which, if determined adversely to Republic or any Republic Subsidiary, would have a material adverse effect on Republic.

   (d) Audited Financials. Republic shall have delivered to D&N audited consolidated financial statements at and for the year ended December 31, 1998, including an unqualified opinion of Republic's independent auditors related thereto.

   (e) Employment Matters. The instruments described in Section 3.10(c) hereof to be executed and delivered by, among others, Republic shall have been executed and delivered by Republic as provided in Section 3.10(c) hereof.

   (f) Other Certificates. Republic shall have delivered to D&N such other certificates and instruments as D&N and its counsel may reasonably request. The form and substance of all certificates, instruments and other documentation delivered to D&N under this Agreement shall be reasonably satisfactory to D&N and its counsel.

   4.3 Conditions to Obligations of Republic. The obligations of Republic to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or written waiver by Republic of the following additional conditions before the Effective Time:

   (a) No Material Adverse Effect. Between the date of this Agreement and Closing, D&N shall not have been effected by any event or change which has had or caused a material adverse effect or material adverse change on D&N.

   (b) Representations and Warranties to be True; Fulfillment of Covenants and Conditions. (i) The representations and warranties of D&N shall be true and correct (subject to Section 2.23 hereof) as of the date hereof and at the Effective Time with the same effect as though made at the Effective Time (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect on D&N; (ii) D&N and its Subsidiaries shall have performed all obligations and complied with each covenant, in all material respects, and satisfied all conditions under this Agreement on its part to be satisfied at or before the Effective Time; and (iii) D&N shall have delivered to Republic a certificate, dated the Effective Time and signed by its chief executive officer and chief financial officer, certifying as to the satisfaction of clauses (i) and (ii) hereof.

   (c) No Litigation. Neither D&N nor any D&N Subsidiary shall be subject to any pending litigation which, if determined adversely to D&N or any D&N Subsidiary, would have a material adverse effect on D&N.

   (d) Affiliate Letters. Republic shall have received from D&N the letter agreements from all affiliates of D&N as contemplated in Section 3.5 hereof.

   (e) Audited Financials. D&N shall have delivered to Republic audited consolidated financial statements at and for the year ended December 31, 1998, including an unqualified opinion of D&N's independent auditors related thereto.

   (f) Employment Matters. The instruments described in Section 3.10(c) hereof to be executed and delivered by, among others, persons or entities other than Republic shall have been executed and delivered by such other persons and entities as provided in Section 3.10(c) hereof.

   (g) Other Certificates. D&N shall have delivered to Republic such other certificates and instruments as Republic and its counsel may reasonably request. The form and substance of all certificates, instruments and other documentation delivered to Republic under this Agreement shall be reasonably satisfactory to Republic and its counsel.

   4.4 Termination of Agreement and Abandonment of Merger. This Agreement may be terminated at any time before the Effective Time, whether before or after approval thereof by the stockholders of D&N or Republic, as provided below:

   (a) Mutual Consent. By mutual consent of the parties, evidenced by their written agreement.

   (b) Closing Delay. At the election of either party, evidenced by written notice, if (i) the Closing shall not have occurred on or before November 30, 1999, or such later date as shall have been agreed to in writing by the parties, provided however that the right to terminate under this Section 4.4(b) shall not be available to any party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date; (ii) any approval or authorization of any governmental or regulatory authority, the lack of which would result in the failure to satisfy the closing condition set forth in Section 4.1(c) hereof, shall have been denied by such governmental or regulatory authority, or such governmental or regulatory authority shall have requested the withdrawal of any application therefor or indicated an intention to deny, or impose a condition of a type referred to in the proviso to Section 4.1(c) hereof with respect to, such approval or authorization, or (iii) the approval of the stockholders of D&N or Republic referred to in Section 4.1(a) hereof shall not have been obtained, provided that the electing party is not then in breach of its obligations under Section 3.4 hereof.

   (c) Conditions to D&N Performance Not Met. By D&N upon delivery of written notice of termination to Republic if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of D&N to effect the Merger set forth in Sections 4.1 and 4.2 hereof and noncompliance is not waived in writing by D&N.

   (d) Conditions to Republic Performance Not Met. By Republic upon delivery of written notice of termination to D&N if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Republic to effect the Merger set forth in Sections 4.1 and 4.3 hereof and noncompliance is not waived in writing by Republic.

   (e) Breach. By either D&N or Republic if there has been a material breach of the other party's representations and warranties (as contemplated in this Agreement), covenants or agreements set forth in this Agreement of which written notice has been given to such breaching party and which has not been fully cured or cannot be fully cured within the earlier of (i) 30 days of receipt of such notice or (ii) five days prior to the

Closing and which breach would, in the reasonable opinion of the non-breaching party, individually or in the aggregate, have, or be reasonably likely to have, a material adverse effect on the breaching party.

   (f) D&N Election. By D&N if (i) the Board of Directors of Republic shall not have publicly recommended in the Prospectus/Joint Proxy Statement that its stockholders approve and adopt this Agreement or shall have withdrawn, modified or changed in a manner adverse to D&N its approval or recommendation of this Agreement, (ii) the Board of Directors of Republic shall have authorized Republic to enter into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a Takeover Proposal or (iii) the Board of Directors of D&N shall have failed to recommend to its stockholders the adoption of this Agreement or shall have withdrawn, modified or changed such recommendation pursuant to the exercise of its fiduciary obligations under
Section 3.4 hereof.

   (g) Republic Election. By Republic if (i) the Board of Directors of D&N shall not have publicly recommended in the Prospectus/Joint Proxy Statement that its stockholders approve and adopt this Agreement or shall have withdrawn, modified or changed in a manner adverse to Republic its approval or recommendation of this Agreement, (ii) the Board of Directors of D&N shall have authorized D&N to enter into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a Takeover Proposal or (iii) the Board of Directors of Republic shall have failed to recommend to its stockholders the adoption of this Agreement or shall have withdrawn, modified or changed such recommendation pursuant to the exercise of its fiduciary obligations under Section 3.4 hereof.

                                   ARTICLE V
                Termination of Obligations; Payment of Expenses

   5.1 Termination; Lack of Survival of Representations and Warranties.

   (a) In the event of the termination and abandonment of this Agreement pursuant to Section 4.4 hereof, this Agreement shall become void and have no effect, except (i) the provisions of Sections 2.7 (No Broker's or Finder's
Fees), 3.6 (Publicity), 5.2 (Payment of Expenses), 7.2 (Confidentiality) and
7.12 (No Employment Solicitation) hereof shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 4.4(e) hereof shall not relieve the breaching party from liability for any uncured intentional and willful breach of a representation, warranty, covenant or agreement giving rise to such termination. Moreover, the aggrieved party without terminating this Agreement shall be entitled to specifically enforce the terms hereof against the breaching party in order to cause the Merger to be consummated. Each party acknowledges that there is not an adequate remedy at law to compensate the other party relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief.

   (b) The representations, warranties and agreements set forth in this Agreement shall not survive the Effective Time and shall be terminated and extinguished at the Effective Time, and from and after the Effective Time no party shall have any liability to the other on account of any breach or failure of any of those representations, warranties and agreements, provided however that the foregoing clause (i) shall not apply to agreements of the parties which by their terms are intended to be performed after the Effective Time by the Surviving Corporation or otherwise and (ii) shall not relieve any party or person for liability for fraud, deception or intentional misrepresentation.

   (c) At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of D&N, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion hereof which reduces the amount or changes the form of the consideration to be delivered to the holders of D&N Common Stock hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

   5.2 Payment of Expenses. Each party shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereby; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Republic and D&N.

                                   ARTICLE VI
                    Certain Post-merger and Other Agreements

   6.1 Indemnification.

   (a) For a period of six years from and after the Effective Time, Republic as the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of either D&N or Republic or any of their respective Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Republic as the Surviving Corporation, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a "Claim"), in which an Indemnified Party is, or is threatened to be made, a party based in whole or in part on or arising in whole or in part out of the fact that such Indemnified Party is or was a director or officer of either D&N or Republic or any of their respective Subsidiaries if such Claim pertains to any matter or fact arising, existing at or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or at or after, the Effective Time (the "Indemnified Liabilities"), to the fullest extent permitted under applicable state or federal law in effect as of the date hereof or as amended applicable to a time before the Effective Time and under D&N's or Republic's governing corporation documents (as the case may be), and Republic as the Surviving Corporation shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or federal law in effect as of the date hereof or as amended applicable to a time before the Effective Time upon receipt of any undertaking required by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.1(a), upon learning of any Claim, shall notify Republic as the Surviving Corporation (but the failure so to notify Republic as the Surviving Corporation shall not relieve it from any liability which it may have under this Section 6.1(a) except to the extent such failure materially prejudices Republic as the Surviving Corporation) and shall deliver to Republic as the Surviving Corporation the undertaking, if any, required by applicable law. Republic as the Surviving Corporation shall insure, to the extent permitted under applicable law, that all limitations of liability existing in favor of the Indemnified Parties as provided in D&N's or Republic's governing corporation documents (as the case may be), as in effect as of the date hereof, or allowed under applicable state or federal law as in effect as of the date hereof or as amended applicable to a time before the Effective Time, with respect to claims or liabilities arising from facts or events existing or occurring before the Effective Time (including, without limitation, the transactions contemplated hereby), shall survive the Merger. The Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Republic as the Surviving Corporation; provided, however, that (A) Republic as the Surviving Corporation shall have the right to assume the defense thereof and upon such assumption Republic as the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Republic as the Surviving Corporation elects not to assume such defense or counsel for the

Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Republic as the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Republic as the Surviving Corporation, and Republic as the Surviving Corporation shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (B) Republic as the Surviving Corporation shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary for such Indemnified Party, in which case, Republic as the Surviving Corporation shall be obligated to pay for such separate counsel, (C) Republic as the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (D) Republic as the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

   (b) For a period of three years from and after the Effective Time, Republic as the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by D&N and the D&N Subsidiaries (provided that they may substitute therefor policies from financially capable insurers of at least the same coverage and amounts and containing terms and conditions that are carried by Republic and its Subsidiaries in the ordinary course of business) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that in no event shall Republic and its Subsidiaries be required to expend more than 150% of the current amount expended by D&N or any of the D&N Subsidiaries (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto; and provided, further, that if Republic is unable to maintain or obtain the insurance called for by this Section 6.1(b), Republic shall use its best efforts to obtain as much comparable insurance as available for the Insurance Amount. Following consummation of the Merger, the directors and officers of Republic as the Surviving Corporation shall be covered by the directors' and officers' liability insurance maintained by the Surviving Corporation.

   (c) In the event Republic or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Republic assume the obligations set forth in this Section 6.1.

   (d) The obligations of Republic as the Surviving Corporation provided under this Section 6.1 are intended to be enforceable against the Surviving Corporation directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Republic as the Surviving Corporation.

   6.2 Directors and Officers of the Surviving Corporation.

   (a) Directors of the Surviving Corporation. The following provisions shall, to the greatest extent practicable, apply with respect to the Board of Directors of Republic, as the Surviving Corporation, the Board of Directors of D&N Bank, and the Board of Directors of Republic Bank:

     (i) At the Effective Time, but subject to the three sentences that follow, the Board of Directors of Republic as the Surviving Corporation shall consist of not less than 25 and not more than 28 directors who shall consist of (A) all ten persons serving as directors of D&N immediately prior to the Effective Time (each, a "D&N-Related Director"), (B) all 16 persons serving as directors of Republic immediately prior to the Effective Time (each, a "Republic-Related Director"), and (C) at least one director appointed by the Republic-Related Directors in connection with the Contemplated Permitted Transaction (the "Permitted Additional Republic Director"). D&N shall use its best efforts to ensure that it has ten directors immediately prior to the Effective Time consisting of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. Republic shall use its best efforts to ensure that it has 16 directors immediately prior to the Effective Time consisting of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. The membership of each D&N-Related Director, each Republic-Related Director and each Permitted Additional Republic Director, on the Board of Directors of Republic, as the Surviving Corporation, shall be subject to such director's satisfaction of the Republic Policy regarding Director Responsibilities and Criteria for Re-election of Directors (Policy No. 201, as revised October 27, 1998) (the "Republic Directors Policy"); provided, however, (i) that the provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of Republic occurring after such director's 70th birthday shall not apply to Mr. Joseph C. Bromley, Mr. Kenneth D. Seaton, Mr. Bruce L. Cook, or Mr. George B. Smith with respect to any election of directors of Republic, as the Surviving Corporation, occurring prior to the 2000 Annual Meeting of Stockholders of Republic, as the Surviving Corporation (the "2000 Annual Meeting"), and (ii) that from and after the 2000 Annual Meeting each of Messrs. Bromley, Seaton, Cook and Smith shall be a Director Emeritus of Republic, as the Surviving Corporation, for life.

     (ii) At the Effective Time, but subject to the three sentences that follow, the Board of Directors of D&N Bank shall consist of ten directors who shall consist of (A) all ten persons serving as directors of D&N Bank immediately prior to the Effective Time and (B) three persons selected by Republic and approved by D&N (which consent shall not be unreasonably withheld) (each, a "Republic-Related D&N Bank Director"). D&N shall use its best efforts to ensure that D&N Bank has ten directors immediately prior to the Effective Time consisting of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. Republic shall use its best efforts to ensure that the Republic-Related D&N Bank Directors consist of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. At and after the Effective Time, the membership of each director on the Board of Directors of D&N Bank shall be subject to such director's satisfaction of the Republic Directors Policy; provided, however, (x) that the provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday shall not apply to Mr. Joseph C. Bromley or Mr. Kenneth D. Seaton with respect to any election of directors of D&N Bank occurring prior to the 2000 Meeting, and (y) that the provision of such Directors Tenure Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday shall not apply to Mr. Seaton with respect to any election of directors of D&N Bank, occurring prior to the date of Mr. Seaton's 75th birthday.

     (iii) At the Effective Time, but subject to the three sentences that follow, the Board of Directors of Republic Bank shall consist of not less than 23 nor more than 25 directors who shall consist of (A) three persons selected by D&N and approved by Republic (which approval shall not be unreasonably withheld) (each, a "D&N-Related Director"), (B) 20 of the persons serving as directors of Republic serving in such capacity immediately prior to the Effective Time, and (C) up to two directors appointed by the Republic in connection with the Contemplated Permitted Transaction. D&N shall use its best efforts to ensure that the D&N-Related Republic Bank Directors consist of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. Republic shall use its best efforts to ensure that Republic Bank has 13 directors immediately prior to the Effective Time consisting of those persons named by it in regulatory applications for approval of the Merger and in the Prospectus/Joint Proxy Statement. At and after the Effective Time, the membership of each director on the Board of Directors of Republic Bank shall be subject to such director's satisfaction of the Republic Directors Policy (subject to the exceptions set forth in this Section 6.2(a)).

     (iv) The Board of Directors of Republic as the Surviving Corporation shall have an Executive Committee and such other committees as such Board shall establish in accordance with Section 527 of the MBCA and the Articles of Incorporation and Bylaws of Republic, as the Surviving Corporation. At the Effective Time, but subject to the following sentence, the Executive Committee shall consist of ten directors who shall consist of Messrs. Jerry
  D. Campbell, Dana M. Cluckey, Bruce L. Cook,

  Howard J. Hulsman, Kelly E. Miller, Joe D. Pentecost, George B. Smith, George J. Butvilas, B. Thomas M. Smith, Jr. and Stanley A. Jacobson. At the Effective Time, but subject to the following sentence, every other committee of such Board shall include at least one D&N-Related Director.

     (v) The provision of the Republic Directors Policy prohibiting any director from standing for election at an annual meeting of stockholders of a subsidiary of Republic occurring after such director's 70th birthday shall not apply to Mr. George B. Smith with respect to any election of directors of Republic Bancorp Mortgage Inc. occurring prior to the 2000 Annual Meeting, and (ii) that from and after the 2000 Annual Meeting Mr. Smith shall be a Director Emeritus of Republic Bancorp Mortgage Inc. for life, and may serve as Chairman of the Board of Republic Bancorp Mortgage Inc.

   (b) Chairman and Certain Officers of the Surviving Corporation. During the three year period following the Effective Time:

     (i) At the Effective Time, Mr. Jerry D. Campbell shall be the Chairman of the Board and Chief Executive Officer of Republic, as the Surviving Corporation; Mr. George J. Butvilas shall be the Vice-Chairman of the Board of Republic, as the Surviving Corporation; and Mr. Dana M. Cluckey shall be the President and Chief Operating Officer of Republic, as the Surviving Corporation. Except as otherwise provided in the preceding sentence, at the Effective Time, those individuals who are the officers of Republic immediately prior to the Effective Time shall be the officers of the Surviving Corporation, serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of the Surviving Corporation by the Board of Directors of the Surviving Corporation.

     (ii) At the Effective Time, those individuals who are the officers of D&N Bank immediately prior to the Effective Time shall be the officers of D&N Bank serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of D&N Bank by the Board of Directors of D&N Bank.

     (iii) At the Effective Time, those individuals who are the officers of Republic Bank immediately prior to the Effective Time shall be the officers of Republic Bank serving in the same officer capacities, respectively, together with such other individuals who may be subsequently appointed as officers of Republic Bank by the Board of Directors of Republic Bank.

   (c) Survival of Section 6.2. The provisions of Section 6.2(a) shall survive the Effective Time and remain in effect until the second anniversary of the Effective Time, terminating thereafter. The provisos of Sections 6.2(a)(i),
(ii) and (v) shall survive the Effective Time and remain in effect for the respective periods specified therein, terminating thereafter.

   6.3 Additional Agreements.

   (a) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of D&N and a Subsidiary of Republic) or to vest Republic, as the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Republic as the Surviving Corporation.

   (b) Each of Republic and D&N shall give the other the reasonable opportunity to participate in the defense of any shareholder litigation against Republic as the Surviving Corporation or D&N, as applicable, and its directors relating to the transactions contemplated by this Agreement.

   (c) Republic shall use all commercially reasonable efforts to cause to be delivered to D&N and D&N's independent accountants a letter from Republic's independent accountants addressed to D&N and Republic, dated as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated in accordance with this Agreement. D&N shall use all commercially reasonable efforts to cause to be delivered to Republic and Republic's independent accountants a letter from D&N's independent accountants addressed to Republic and D&N, dated as of the Closing Date, stating that accounting for the Merger as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations is appropriate if the Merger is closed and consummated in accordance with this Agreement.

   (d) D&N and Republic intend to establish a "transition team" (that may include employee representatives of each entity) to evaluate and make recommendations to the Board of Directors of the Surviving Corporation regarding the future operations of the Surviving Corporation (including issues of integration, consolidation and staffing). It is anticipated that, as part of such process, notice of vacant position opportunities in the Surviving Corporation and its Subsidiaries will be provided to employees of the Surviving Corporation and its Subsidiaries in accordance with Republic's Position Opportunity Posting Program.

   6.4 Advice of Changes. Republic and D&N shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

                                  ARTICLE VII
                                    General

   7.1 Amendments. Subject to applicable law, this Agreement may be amended, whether before or after any stockholder approval hereof, by an agreement in writing executed in the same manner as this Agreement and authorized or ratified by the Boards of Directors of the parties hereto, provided that after the approval of this Agreement by the stockholders of either party hereto, no such amendment may change the amount or form of the consideration to be delivered hereunder pursuant to Section 1.3 herein without their approval. This Agreement may not be amended except by a written instrument executed on behalf of each of the parties.

   7.2 Confidentiality. All information disclosed by any party to any other party, whether prior or subsequent to the date of this Agreement including, without limitation, any information obtained pursuant to Section 3.1 hereof, shall be kept confidential by such other party and shall not be used by such other party otherwise than as herein contemplated, all in accordance with the terms of the confidentiality agreements between the parties dated October 6, 1998 and November 9, 1998, respectively (the "Confidentiality Agreements"). In the event of the termination of this Agreement, each party shall use all reasonable efforts to return upon request to the other party all documents (and reproductions thereof) received from such other party (and, in the case of reproductions, all such reproductions) that include information subject to the confidentiality requirement set forth above.

   7.3 Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of Michigan without taking into account any provision regarding choice of law, except to the extent certain matters may be governed by federal law by reason of preemption.

   7.4 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given if mailed by registered or certified mail (postage prepaid and return receipt requested) addressed as follows:

   If to D&N, to:    D&N Financial Corporation
                     400 Quincy Street
                     Hancock, MI 49930
                     Attention: George J. Butvilas
                     Fax: (906) 487-6245
   with a copy to:   Silver, Freedman & Taff, L.L.P.
                     1100 New York Avenue, N.W.
                     Suite 700
                     Washington, D.C. 20005
                     Attention: James S. Fleischer, P.C.
                     Fax: (202) 682-0354

   If to Republic, to:
                     Republic Bancorp Inc.
                     1070 East Main Street
                     Owosso, MI 48867
                     Attention: Jerry D. Campbell
                     Fax: (517) 723-8762

   with a copy to:   Miller, Canfield, Paddock and Stone, P.L.C.
                     1400 N. Woodward Avenue, Suite 100
                     Bloomfield Hills, MI 48304
                     Attention: Brad B. Arbuckle, Esq.
                     Fax: (248) 258-3036

or such other address as shall be furnished in writing by either party to the other, and any such notice or communication shall be deemed to have been given two business days after the date of such mailing (except that the notice of change of address shall not be deemed to have been given until received by the addressee). Notices may also be sent by telegram, telex, facsimile transmission or hand delivery and in such event shall be deemed to have been given as of the date received by the addressee.

   7.5 No Assignment. This Agreement may not be assigned by any party hereto, by operation of law or otherwise, except as contemplated hereby.

   7.6 Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

   7.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

   7.8 Construction and Interpretation. It is expressly acknowledged and agreed that all parties have been represented by counsel and have participated in the negotiation and drafting of this Agreement, and that there shall be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it. Each of the exhibits and schedules referred to in, and/or attached to, this Agreement is an integral part of this Agreement and is incorporated in this Agreement by this reference. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No provision of this Agreement shall be construed to require D&N or Republic or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable law, rule or regulation. Except as the context otherwise requires, all references herein to any state or federal regulatory agency shall also be deemed to refer to any predecessor or successor agency, and all references to state and federal statutes or regulations shall also be deemed to refer to any successor statute or regulation.

   7.9 Entire Agreement. This Agreement, together with the schedules, lists, exhibits and certificates referred to herein or required to be delivered hereunder, and any amendment hereafter executed and delivered in accordance with Section 7.1 hereof, constitutes the entire agreement of the parties and supersedes any prior written or oral agreement or understanding among any parties pertaining to the Merger, except that the Confidentiality Agreements shall remain in full force and effect as contemplated in Section 7.2 hereof and except with respect to the D&N Stock Option Agreement.

   7.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law then such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

   7.11 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any person (other than the parties hereto and their respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind, except for Sections 1.8, 6.1 and 6.2 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

   7.12 No Employment Solicitation. If this Agreement is terminated, the parties hereto agree that, for a period of two years subsequent to such termination (i) none of the parties shall, without first obtaining the prior written consent of the other, directly or indirectly, actively solicit the employment of any current director, officer or employee of the other party or any Subsidiary of such other party and (ii) none of the parties will actively solicit business relationships with clients of the other party or any Subsidiary of such other party solely as a result of review of the information contemplated in Section 7.2 hereof; provided, however, that neither clause (i) nor clause (ii) shall prohibit (x) employment advertisements placed in publications of general circulation or in trade journals, (y) contacts initiated by such director, officer or employee, or (z) the hiring of any such director, officer, or employee as a result of (x) or (y).

   7.13 Attorney Fees. If litigation is brought concerning this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party, and the non-prevailing party shall upon final judgment and expiration of all appeals immediately pay upon demand all reasonable attorneys' fees and expenses of the prevailing party.

   7.14 Other Transactions. Immediately after the execution of this Agreement, D&N and Republic shall execute and deliver the D&N Stock Option Agreement.

   7.15 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the jurisdiction in which Republic's principal place of business is located (i.e., the State of Michigan, County of Shiawassee or the United States District Court for the Eastern District of Michigan), and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

   7.16 Further Assurances. At the request of any party to this Agreement, the other parties shall execute, acknowledge and deliver such other documents and/or instruments as may be reasonably required by the requesting party to carry out the purposes of this Agreement. In the event any party to this Agreement shall be involved in litigation, threatened litigation or government inquiries with respect to a matter covered by this Agreement, every other party to this Agreement shall also make available to such party, at reasonable times and subject to the reasonable requirements of its own businesses, such of its personnel as may have information relevant to such matters, provided that such party shall reimburse the providing party for its reasonable costs for employee time incurred in connection therewith if more than one business day is required. Following the Closing, the parties will cooperate with each other in connection with tax audits and in the defense of any legal proceedings.

   7.17 Remedies Cumulative. Unless expressly made the exclusive remedy by the terms of this Agreement, all remedies provided for in this Agreement are cumulative and shall be in addition to any and all other rights and remedies provided by law and by any other agreements between the parties.

   7.18 Liquidated Damages; Termination Fee. Notwithstanding anything to the contrary contained in this Agreement, in the event that any of the following events or circumstances shall occur, Republic shall, within ten (10) days after notice of the occurrence thereof by D&N, pay to D&N the sum equal to the "Termination Fee Amount" (as defined in this Section 7.18), which the parties agree and stipulate as reasonable and full liquidated damages and reasonable compensation for the involvement of D&N in the transactions contemplated in this Agreement, is not a penalty or forfeiture, and will not affect the provisions of this Section 7.18: (i) at any time prior to termination of this Agreement an "Acquisition Event" (as defined in this Section 7.18) shall occur; or (ii) D&N shall terminate this Agreement pursuant to Section 4.4(b)(i) (provided that the failure of Republic to perform its obligations hereunder is the cause of, or has resulted in, the failure of the Closing to occur on or before November 30, 1999), Section 4.4(e) or Section 4.4(f), or if Republic fails to call and hold the meeting of its stockholders as required by Section 4.4(f) of this Agreement. For purposes of this Section 7.18: "Acquisition Event" shall mean that Republic shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person other than any of the parties to this Agreement) to effect a Takeover Proposal or shall fail to publicly oppose a tender offer or exchange offer by another person based on a Takeover Proposal; and "Termination Fee Amount" shall mean a sum, in Dollars, equal to the lesser of $9,000,000 or an amount equal to three percent (3%) of the sum derived by multiplying (x) the Conversion Number by (y) the sum derived by multiplying the number of shares of D&N Common Stock outstanding as of the date of termination by the closing price for D&N Common Stock on the trading day that the execution of this Agreement is first publicly announced. Upon the making and receipt of such payment under this Section 7.18, Republic shall have no further obligation of any kind under this Agreement and D&N shall not have any further obligation of any kind under this Agreement, except in each case under Sections 7.2, 7.12 and 7.13 of this Agreement, and no party shall have any liability for any breach or alleged breach by such party of any provision of this Agreement.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

   IN WITNESS WHEREOF, each party has caused this Agreement to be executed on its behalf by its duly authorized officers as of the date first set forth above.

D&N Financial Corporation                 Republic Bancorp Inc.


  /s/ George J. Butvilas                      /s/ Jerry D. Campell
By: _____________________________         By: _____________________________
  Name: George J. Butvilas                    Name: Jerry D. Campbell
  Title: President and Chief Executive OfficerTitle: Chairman of the Board and
                                              Chief     Executive Officer

                                    ANNEX D

                    PROPOSED AMENDMENT TO THE FIRST RESTATED
                          ARTICLES OF INCORPORATION OF
                             REPUBLIC BANCORP INC.

   The proposed Republic Charter Amendment would modify Article III of the First Restated Articles of Incorporation of Republic by amending the first sentence of Article III to read as follows (material in brackets would be deleted from, and material in bold type would be added to, the present provision):

     The total authorized capital stock of the corporation is [30,000,000] 75,000,000 shares of common stock [of the], par value of $5.00 per share (hereinafter called the "common stock") and 5,000,000 shares of preferred stock [of], no par value per share, issuable in series (hereinafter called the "preferred stock").

                                      D-1